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Follow-Up Materials

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DEC 09 2002
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DATE : 12/18/02

UNICREDITO ITALIANO - CREDITO ITALIANO SOCIAL AND ENVIRONMENTAL REPORT 2000

Commitment and shared values

UniCredito Italiano Group

Whatever does not exist in the spirit
cannot exist in reality either...

2



Francesco Cesarini Chairman

Sustainable development has been defined as "development that satisfies the needs of the present without compromising the ability of future generations to satisfy their needs."

The relationship between credit institutions and the topic of sustainable development is changing significantly. Due to the greater focus and sensitivity of public opinion to society's requirements, a need has arisen within companies to steer their decisions and resources in terms of civic duty. This means increasing their responsibility towards key associates and contributing, like "individual citizens," to the prosperity and cohesion of the community in which they operate.

Starting in the nineties, certain significant experiences in the banking and credit sector created a heightened sensitivity to the issue of sustainable development with a growing awareness of its role of creating incentives and sensitivity especially with regard to industries. To be specific, anyone who is prepared to assume "social responsibility" in combination with the role of financial engine for development, would not hesitate to create forms of financing for companies that operate to protect the environment for the weakest social strata, and to defend fairness and ethical principles in international business.

To implement the principles endorsed by the "Declaration of financial institutions on the environment and sustainable development," which was promoted by the UNEP [United Nations Environmental Program], and as a result of an agreement signed with the Ministry of the Environment and other institutional entities, UniCredito Italiano established an action plan for the launch of innovative financial tools (Green Bonds) to foster the spread of environmental certification among industrial companies, and implemented Formula A, a subsidised credit system that calls for financing projects aimed at the environmental certification of small and medium-sized businesses. At present, six major companies and organisations have participated in the Green Bond program, and therefore, it is possible to launch the operational phase of the program to finance suppliers.

The focus on ethical and environmental issues also took the form of the establishment of real mutual funds guided by the principles of sustainable development. The purpose of these funds is to select investments not only on the basis of growth and profitability prospects, but also on responsibility criteria that steer industries towards socially acceptable behaviour. In this regard, the Global Environmental & Ethical Fund is worth noting. This fund is managed by our subsidiary, Pioneer Investment Management S.A., and unites the two dimensions of sustainable development by providing investments in stocks of companies that satisfy specific ethical and environmental protection criteria. The fund's inflow was over 30 billion lire during its first six months.

In the area of guarantees and outside recognition for our social and environmental commitment, I would like to point out that in 2000 UniCredito Italiano was listed on the "Dow Jones Sustainability Group Index." Only those companies with a credible commitment are listed and only after being ranked with respect to the sector in which they operate.

As a further measure to improve the credibility of our strategy, we decided to have this report audited, and, by the end of 2001, have the environmental management system certified, in which the programmes, responsibilities, actions, and verification and measurement of results are set out.

Thus, this Social and Environmental Report gives UniCredito Italiano the opportunity to report on results achieved and the obligations it has assumed for the future, and at the same time, serves as a tool to involve all those who work with us, from our employees to our customers, suppliers and partners, to move clearly in the direction of sustainable development. In the future, all Group areas that wish to contribute to the creation of a consolidated social report will be able to set themselves this goal.

Introduction

The Social and Environmental Report gathers all data and information to make it possible to establish a framework of the Group's activities and their impact on socially and environmentally sustainable development, which, in this first edition, is primarily centred on the parent company, UniCredito Italiano S.p.A., and Credito Italiano S.p.A., a federated bank, and offers some general information on the commitment of the entire Group which will be explored in detail in upcoming editions.

Thus, the document is divided into three parts: an introduction to the Group's overall organisation and two parts specifically dedicated to the Parent Company and the Bank, which can be considered the "heart" of the Social and Environmental Report, covering in greater detail those aspects related to social, environmental and safety repercussions.

This structure is intended to retrace with our readers the vectors that characterise the "life of the Group," i.e., the way its strategic direction is defined, how social and environmental policies enacted by the Parent Company are implemented and how these permeate the distinct personality and operations of each of the federated banks.

In defining the framework for the information conveyed, this Social and Environmental Report takes into account the various roles, contributions, activities and geographic presence of UniCredito Italiano, as Parent Company, and Credito Italiano, as a commercial bank.

The goal of the Social and Environmental Report is to present the contribution made by UniCredito and Credito Italiano to the prospect of more sustainable development, by reporting (in a concise, complete and clear manner) how this is translated into specific action and behaviour adopted in all relations with its main associates: personnel, shareholders, customers and suppliers, institutions and society.

The determination of value added and its distribution provide a further representation, in an accounting context, of the ability of UniCredito Italiano and Credito Italiano to create value and share it with its stakeholders, and to combine interests and enhance mutual contributions which would otherwise become indistinguishable in the overall results of the individual companies.

The UniCredito Italiano Group's relative youth – it is still undergoing rapid and significant structural and organisational changes – and the spin-off of the Credito Italiano Division from the Parent Company (at the end of 1999) made a period-to-period comparison of the social and environmental data collected less significant, if not misleading. Thus, it was considered more appropriate to prepare a quantitative analysis for the year 2000, which represents a starting point for the further development and enhancement of this Social and Environmental Report, and a reference for future editions. This will make it possible in the future to assess the progress of performance and the extent to which goals are being achieved as a part of the Integrated Management System that is now being established.

The Social and Environmental Report of UniCredito Italiano and Credito Italiano adopts an original approach to the use of existing international and domestic sources – models and guidelines (Global Reporting Initiative, London Benchmarking Group, Business in the Community, Gruppo di Studio GBS, Isitituto Europeo per il Bilancio Sociale, the Comunità e Impresa Group) and standards (AccountAbility 1000, Social Accountability 8000) – and is modelled on the principles put forward in these sources and those currently being established by the interbank team set up at the headquarters of ABI (Italy's Banking Association), to which UniCredito Italiano made its contribution.

As intended by Group management, the Social and Environmental Report takes on the role of a true governance tool. Thus, the gradual improvement and refining of the methods of identifying, recording analysing and comparing data over time, and also clearly and completely reporting the actions taken and results achieved are the primary interest, which is necessary for defining policies and strategic direction in the social and environmental areas. However, the Social and Environmental Report also strives to be a tool for measuring consensus and the degree to which stakeholders share the principles and obligations assumed, and serves as a valuable occasion to become acquainted with the Group.

Therefore, we welcome all comments, observations and suggestions for making the document clearer, more readable and complete, and more in line with the expectations of the audience it addresses, first and foremost our staff, whose joint efforts are creating a new way of working and operating in the market.

A path to greater self-knowledge and self-measurement: how the Social and Environmental Report was conceived

This document was developed as a part of a "path" marked by several significant stages:

Sharing Following the initial idea at senior management level, the nature and goals of the Social and Environmental Report were presented, discussed and shared with several management levels of UniCredito Italiano and Credito Italiano.

Planning A report structure was proposed that met the established goals, and a grid was established for collecting the necessary data and information; the format for the calculation of the distribution of value added among stakeholders was also developed.

Distribution The areas in charge of analysing the contribution of each organisational area of UniCredito Italiano and Credito Italiano to the implementation of the Group's values and guiding principles were involved and sensitised at special meetings.

Coverage Data and information were gathered to establish the information framework covering the commitment and action taken in social, environmental and safety areas.

Reporting The data and information were combined and streamlined in a draft document subject to subsequent improvements in terms of layout, coverage, language and graphics.

Internal audit The draft document was submitted to the areas involved in the process to check and share its content.

External audit The reliability of the data reported and the comprehensibility and completeness of information provided were assessed by an independent third party.

The development of the Social and Environmental Report for 2001

The work performed served as a key opportunity to discuss cultural values and the principles of sustainable development and social responsibility, making it possible to reinforce the company's commitment in these areas. This first effort to identify and analyse data and information revealed potential areas for improvement in terms of the completeness of information; the method for collecting, managing and processing data; and the structure of inter-area mechanisms for comparisons and participation among the areas involved.

The feedback obtained from the internal work of creating the Report, and from the analysis and assessment of the Advisor, the observations of stakeholders and suggestions from readers of this first edition will lay the groundwork and serve as an essential motivation for improving future editions.

The Project Group responsible for the preparation of the Social and Environmental Report

Part One

The UniCredito Italiano Group

The Group's identity
Summary description of the Group
Towards the future











The Group's Identity

The UniCredito Italiano vision: guiding principles and mission

In today's world, economic development and social forces require increasing flexibility, the ability to adapt to and, the speed to accept, and if possible, anticipate change. In order to contribute actively and consciously to the change process and not simply be a part of it, it is essential to have a value system that inspires corporate decisions and clearly identifies the goal to be reached.

However, the key system of an economic entity for determining guiding principles and strategic goals can no longer be simply the market, but also society in its various manifestations: groups of workers, citizens and consumers... Sharing key values with them means establishing a common ground for growth where attention is focused not only on results, but also on the methods used to achieve these results.


Gruppo UniCredito

In this regard, the principles guiding UniCredito Italiano serve as a fundamental aid: they provide a key to understanding the Group's future in relation to the outside world, and represent distinctive and binding elements for the development of a single Group identity, which is an expression and combination of the various "characters" that make up the Group. In addition, these principles delineate the framework within which UniCredito Italiano intends to apply its environmental, social and safety policies, operating with the awareness that it is able to contribute to the building of sustainable development.

Ethics

The belief that "doing business" means obeying rules; that profitability is a reward for experience and commitment and not for "speculating" on customers/suppliers

Experience

Never miss an opportunity to learn and teach, and to spread ideas so that they are shared by everyone, and to aim at achieving a leadership position in the products and services we offer

Fairness

Set conditions for the fair and merit-based management of individuals by making specific investments in the improvement of their skills and behaviour.

Creativity

Quickly interpret market changes and identify innovative responses by transforming new departures and uncertainty into opportunities for improvement and even radical change.

Humility

Believe that effective working together is possible only when there is a true willingness to listen and a desire to compare different ideas.

Pride

Be aware of your professional contribution and feel that you play an active part in the Group's successes.

Growth

Realise that the Group's future is tied to balanced, constant growth, the pre-requisites for which (quality, efficiency, speed) are to be found in every activity by overcoming conditioning and resistance with energy and enthusiasm.

Spreading and sharing these guiding principles within the Group and at every organisational and management level of the units it comprises, will confirm and strengthen the competitive, ethical and distinctive personality of UniCredito Italiano through which the Group intends to present itself and operate in the market and in society, ultimately aiming for economically, socially and environmentally sustainable development.

Mission

The goals of UniCredito Italiano are:

To become, and grow as, one of the leading banks in Europe in terms of market capitalisation and profitability through:

- A clear focus on growth and innovation and a widespread presence in markets and segments with high profitability and significant financial strength;
- The enhancement of current businesses and the development of new businesses by co-ordinating the Group's distinctive capabilities;
- The achievement of results in line with the highest international standards.

To generate value over time for:

- Shareholders, by maintaining a high risk-adjusted return on capital, dividend growth and increased market value of investments;
- Customers, through excellent levels of service, products with a higher quality/price ratio than the competition, and dedicated distribution structures;
- Employees, through motivation and professional growth, the essential preconditions of which are fair and merit-based management and dynamic skill development.

To operate in society as a citizen-enterprise:

- By promoting "social responsibility" as an opportunity to enhance the human element, and as a process of improving relations with stakeholders;
- By pursuing balanced and harmonious economic growth from a social and environmental standpoint in the various national and European areas in which the Group operates.

The effective pursuit of our goals requires a search for a clear competitive position that meets the expectations of the Group's stakeholders.

UniCredito Italiano wants to be, and to be perceived as, a Group which is:

- focused on thoroughly understanding the needs of customers and internal and external interlocutors and desirous of establishing a lasting relationship with them;
- swift and timely in interpreting market, environmental and social changes,and creative in identifying innovative responses;
- determined to be a leader in the products and services it offers;
- motivated to provide incentives for its staff and to work with partners in order to offer the best response in terms of speed and professionalism.

Summary description of the Group

Origin of the UniCredito Italiano Group

The UniCredito Italiano Group was the result of the October 1998 merger of Credito Italiano and Rolo Banca 1473 with Cariverona, Cassa di Risparmio di Torino and Cassamarca. In 1999 **Cassa di Risparmio di Trento e Rovereto** and **Cassa di Risparmio di Trieste** became part of the Group.

At present, UniCredito Italiano comprises seven banks in Italy and four recently acquired banks in Central and Eastern Europe: in June 1999 **Bank Pekao**, the second largest commercial bank in Poland, became a part of the Group; in April 2000 a controlling interest in the Croatian **Splitska Banka** was acquired, and in May a controlling interest in the Slovak **Pol'nobanka** was purchased; finally, in July 2000, UniCredito Italiano signed an agreement in Bulgaria for the acquisition of a controlling interest in the main bank of the country, **Bulbank**. As a result of these transactions, UniCredito Italiano has become the third largest western banking group in Central and Eastern Europe.



Our federal organisational structure

In order to pursue its mission, UniCredito Italiano adopted the multi-specialised, federal banking group as its organisational model. This structure makes it possible to centralise strategic planning, the Group's governance, production and everything else that helps to achieve economies of scale and purpose, while preserving and enhancing the distinctive character of each bank with its own history, identity and territorial roots.

Using this organisational structure, the Group intends to maximise:

- **The ability to develop business** with the focus of federated banks on commercial activities and coverage of their respective territory, the centralisation of planning and innovation functions and the concentration of specialised business units in dedicated companies;
- **Efficiency** by pooling product companies and combining service functions in the Parent Company or in dedicated companies.



The Group's organisation, which was achieved through structural changes at the Parent Company and in subsidiary companies, can be broken down into four major components:

- **The operating Parent Company** carries out functions of Group planning and governance and the operational management of functions where there are significant economies of scale and purpose, unless such functions are structured as dedicated companies;
- **Entities covering specific areas** (commercial banks, wholesale banking, the Internet and New Economy ventures, asset management and banks in New Europe) focus their operations on commercial activities and maintaining position in specific markets, territories and specialised businesses:
- **Product/Channel companies** active in specific sectors such as leasing, factoring, consumer credit and insurance brokerage make available a broad homogeneous range of high-quality products for the Group;
- **Common service companies** responsible for the unification, development and management of USI (UniCredit Servizi Informativi) information systems and the support of other Group entities, and the centralisation of UPA (Unicredit Produzioni Accentrate) service centres, as integrated units, provide efficient economies of scale.

Credit institutions

Financial and insurance companies

Service companies

Ancillary companies

Fully consolidated

Credit Institutions

BANCA CRT S.p.A. - Main office: Turin

BANCA DELL'UMBRIA 1462 S.p.A.
Main office: Perugia

BANCA MEDIOCREDITO S.p.A.
Main office: Turin

CARIVERONA BANCA S.p.A.
Main office: Verona

CASSA RISPARMIO CARPI S.p.A.
Main office: Carpi

CASSA DI RISPARMIO DI TRENTO
E ROVERETO S.p.A. - Main office: Trento

CASSA DI RISPARMIO DI TRIESTE
BANCA S.p.A. - Main office: Trieste

CASSAMARCA S.p.A. - Main office: Treviso

CREDITO ITALIANO S.p.A.
Registered office: Genoa

MEDIOCREDITO DELL'UMBRIA S.p.A.
Main office: Perugia

MEDIOVENEZIE BANCA S.p.A.
Main office: Verona

ROLO BANCA 1473 S.p.A.
Main office: Bologna

SPLITSKA BANKA d.d. - Main office: Split ◆

UNICREDIT BANCA MOBILIARE S.p.A.
Main office: Milan

BANCA AGRICOLA COMMERCIALE
S.MARINO S.A. - Main office: Borgo
Maggiore (San Marino) ◆

BANQUE MONEGASQUE
DE GESTION S.A.
Main office: Monaco (Montecarlo) ◆

BANK PEKAO S.A.
GRUPA PEKAO S.A.
Main office: Warsaw ◆★

BANK PEKAO
(UKRAINA) Ltd - Main office: Luck ◆★

BANK POLSKA KASA OPIEKI
TEL-AVIV Ltd
Main office: Tel Aviv ◆★

CASSA DI RISPARMIO
DI TRIESTE-BANCA d.d.
Main office: Zagreb ◆

UNICREDIT FINANCE
CORPORATION Ltd
Main office: Nassau ◆

UNICREDIT (SUISSE) BANK S.A.
Main office: Lugano ◆

UNICREDITO ITALIANO BANK
(IRELAND) Plc
Main office: Dublin ◆

BULBANK A.D. - Main office: Sofia ◆

POL'NOBANKA A.S.
Main office: Bratislava ◆

Leasing

LOCAT S.p.A. - Main office: Bologna

PEKAO LEASING Sp.zo.o. - Main office: Warsaw ◆

Factoring

UNICREDIT FACTORING S.p.A.
Main office: Milan

SOGEFACTOR S.r.l. - Main office: Milan

GRIFOFACTOR S.p.A. - Main office: Perugia

PEKAO FAKTORING Sp.zo.o. - Main office: Lublin ◆

Consumer credit

FIDITALIA S.p.A. - Main office: Milan

Asset management

PEKAO/ALLIANCE PTE S.A.
Main office: Warsaw ◆★

PIONEER INVESTMENT MANAGEMENT S.A.
Main office: Luxembourg ◆▲

PIONEER INVESTMENT MANAGEMENT Ltd
Main office: Dublin ◆▲

PIONEER MANAGEMENT (Ireland) Ltd
Main office: Dublin ◆▲

PIONEER INVESTMENT MANAGEMENT S.G.R. S.A.
Main office: Milan ▲

PIONEER INVESTMENT MANAGEMENT USA Inc.
Main office: Boston ◆▲

Consolidated by net equity method

Credit institutions

BANCA C.R. SAVIGLIANO S.p.A.
Main office: Savigliano

BANCA DI BERGAMO S.p.A.
Main office: Bergamo

CASSA DI RISPARMIO
DI BRA S.p.A.
Main office: Bra

CASSA DI RISPARMIO
DI FOSSANO S.p.A.
Main office: Fossano

CASSA DI RISPARMIO
DI SALUZZO S.p.A.
Main office: Saluzzo

BANK HANDLOWY
INTERNATIONAL S.A.
Main office: Luxembourg ◆★

MHB MITTELEUROPAISCHE
HANDELSBANK A.G.
Main office: Frankfurt ◆★

Leasing

LISEURO S.p.A.
Main office: Udine

BDK DAEWOO LEASING Sp.zo.o
Main office: Lublin ◆★

Tax collection

S.F.E.T. S.p.A. Società Friulana
Esazione Tributi
Main office: Udine

Verisparmio Ges. Tri. S.p.A.
Main office: Verona

◆ Registered outside Italy ★ Pekao Group company ▲ Pioneer Group company

PIONEER PEKAO INVESTMENT MANAGEMENT S.A.
Main office: Warsaw ◆ ▲

PIONEER CZECH FINANCIAL COMPANY Sro
Main office: Prague ◆ ▲

PIONEER CZECH INVESTMENT COMPANY A.S. - Main office: Prague ◆ ▲

PIONEER FIRST POLISH INVESTMENT FUND S.A
Main office: Warsaw ◆ ▲

PIONEER INVESTMENT MANAGEMENT Inc.
Main office: Wilmngton ◆ ▲

ROLOFOND S.G.R. S.p.A. - Main office: Bologna

GESTICREDIT S.G.R p.A. - Main office: Milan

FONDINVEST RISPARMIO S.G.R. S.p.A. - Main office: Turin

GESTIVENETO S.G.R. S.p.A.
Main office: Verona

GESTIVENETO LUXEMBOURG S.A.
Main office: Luxembourg ◆

ROLO INTERNATIONAL ASSET MANAGEMENT SA
Main office: Luxembourg ◆

S+R Investimenti e Gestioni S.G.R. S.p.A.- Main office: Milan

PEKAO ALLIANCE TFI S.A.
Main office: Warsaw ◆ ▲

SIM

UNICREDITSIM S.p.A. Main office: Milan

XELION SIM S.p.A. - Main office: Milan

FIDA SIM S.p.A. - Main office: Turin

F.R.T. FIDUCIARIA RISPARMIO TURIN SIM S.p.A. - Main office: Turin

CREDITRAS PREVIDENZA SIM S.p.A. - Main office: Milan

Tax collection

UNIRISCOSSIONI S.p.A.
Main office: Turin

ESAMARCA S.p.A. - Main office: Treviso

GESPRO S.p.A. - Main office: Modena

Preferred Shares issuers

UNICREDITO ITALIANO CAPITAL TRUST I
Main office: Newark ◆

UNICREDITO ITALIANO CAPITAL TRUST II
Main office: Newark ◆

UNICREDITO ITALIANO FUNDING LLC I
Main office: Dover ◆

UNICREDITO ITALIANO FUNDING LLC II
Main office: Dover ◆

Other financial companies

CREDIT CARIMONTE S.p.A. - Main office: Modena

UNICREDIT IMPRESE S.p.A. - Main office: Milan

CORDUSIO Società Fiduciaria per Azioni
Main office: Milan

CARIVERONA IRELAND Plc
Main office: Dublin ◆

CRTRIESTE IRELAND Ltd - Main office: Dublin ◆

TYRERESCOM Ltd - Main office: Dublin ◆

UNICREDIT DELAWARE Inc. - Main office: Dover ◆

CDM GRUPY PEKAO S.A.
Main office: Warsaw ◆ ★

PEKAO FUNDUSZ KAPITALOWY Sp.zo.o
Main office: Lodz ◆ ★

PIONEER FINANCIAL SERVICES Sp.zo.o
Main office: Warsaw ◆ ▲

PIONEER INTERNATIONAL CORP.
Main office: Wilmngton ◆ ▲

PIONEERING SERVICES CORP.
Main office: Boston ◆ ▲

PIONEER FONDS MARKETING GMBH
Main office: Munchen ◆ ▲

PIONEER FUNDS DISTRIBUTOR Inc.
Main office: Boston ◆ ▲

PIONEER GLOBAL FUNDS DISTRIBUTOR Ltd
Main office: Hamilton ◆ ▲

Ancillary companies

QUERCIA SOFTWARE S.p.A.
Main office: Verona

TRIVIMM S.p.A.
Main office: Verona

UNICREDIT PRODUZIONI ACCENTRATE Scpa
Main office: Milan

UNICREDIT SERVIZI INFORMATIVI Scpa
Main office: Milan

PIONEER PLANS CORPORATION
Main office: Wilmngton ◆ ▲

Asset management

PIONEER ALTERNATIVE INVESTMENTS MANAGEMENT Ltd
Main office: Dublin ◆

PIONEER FUNDS MANAGEMENT Ltd
Main office: Dublin ◆

UniCredit Capital Italia Advisory Company S.A.
Main office: Luxembourg ◆

PIONEER UNIVERSAL PENSION FUND CO.
Sede Warsaw ◆ ▲

KOTHARI PIONEER AMC Ltd
Main office: Chennai (INDIA) ◆ ▲

TRINITY MANAGEMENT Sp.zo.o
Main office: Warsaw ◆ ★

Insurance companies

BROKER CREDIT S.p.A.
Main office: Milan

Casse e Assicurazioni Vita S.p.A.
Main office: Verona

COMMERCIAL UNION VITA S.p.A.
Main office: Milan

CREDITRAS ASSICURAZIONI S.p.A.
Main office: Milan

CREDITRAS VITA S.p.A.
Main office: Milan

DUERREVITA S.p.A.
Main office: Bologna

UNICREDITASSICURA S.r.l.
Main office: Milan

GRIFO INSURANCE BROKER S.r.l.
Main office: Perugia

Risparmio Vita Assicurazioni
Main office: Turin

Other financial companies

FIDIA S.p.A.
Main office: Milan

EURO CAPITAL STRUCTURES Ltd
Main office: Dublin ◆

Société Anonyme de Gestion Financière -SAGEFI
Main office: Monaco ◆

PROMINVESTMENT S.p.A.
Main office: Rome

JUPITER S.A.
Main office: Warsaw ◆ ★

PEKAO TRADING COMPANY (Canada) Ltd
Main office: Toronto ◆ ★

PEKAO TRADING CORPORATION
Main office: New York ◆ ★

PIONEER NATIONWIDE Sp.zo.o
Main office: Warsaw ◆ ▲

S.B. TRADE d.o.o.
Main office: Split ◆

Service companies

CONSORZIO CA.RI.CE.SE.
Main office: Bologna

CREDITO ITALIANO INTERNATIONAL SERVICES (C.I.I.S.) S.r.l.
Main office: Rome

IMMOBILIARE LOMBARDA S.p.A.
Main office: Milan

UNICREDIT CONSULTING S.r.l.
Main office: Milan

S.T.T. S.p.A. Main office: Verona

SEBI S.p.A. - Main office: Perugia

PEKAO INFORMATYKA Sp.zo.o
Main office: Lodz ◆ ★

PEKAO DEVELOPMENT Sp.zo.o
Main office: Lodz ◆ ★

PEKAO FINANCIAL SERVICES Sp.zo.o
Main office: Warsaw ◆ ★

S.S.I.S. Società Servizi Informatici Sammarinese S.p.A. - Main office: Borgo Maggiore (S. Marino) ◆

Société Civile Immobilière CORDUSIO
Main office: Montecarlo ◆

IMMOCRI S.p.A. - Main office: Rome

AGROCONS CENTRUM A.S.
Main office: Bratislava ◆

Staff and branches

	UniCredito Italiano	Credito Italiano	UBM	Banca CRT	Caritro	Cariverona	Cassamarca	Rolo Banca 1473
Number of branches	6	785	1	462	79	501	119	761
Number of employees	2,853	10,538	376	4,948	911	5,083	1,137	7,494

Including 8 foreign branches.



Summary results

(AMOUNTS IN BILLIONS OF LIT.)	UniCredito Italiano	Credito Italiano	UBM	Banca CRT	Caritro	Cariverona	Cassamarca	Rolo Banca 1473
Deposits from customers and securities in issue	19,739.1	46,778.9	6,840.9	26,664.6	3,366.3	26,911.6	4,836.1	60,601.3
Loans to customers	13,513.2	55,030.5	5,446.3	18,619.5	3,690.6	27,005.3	5,085.4	55,895.9
Total revenues	3,447.8	4,554.1	859.8	1,961.8	291.3	2,200.3	410.9	3,380.8
Net income 2000	**2,346.3**	**1,046.2**	**301.6**	**456.8**	**55.6**	**624.3**	**100.2**	**950.1**

Other Italian banks	Total Italian banks	Pekao Group	Other New Europe banks	Other foreign banks	Financial and ancillary companies	Combined total	Consolidation eliminations and adjustments	Consolidated total
166	2,880 *	814	226	11		3,931	-	3,931
2,477	35,817	21,404	4,148	200	3,478	65,047	-	65,047


Branches
Employees
Pekao Group
814
21,404
Pol'nobanka
50
994
Bulbank
105
2,084
2,880
35,817
Italian Banks
71
1,070
Splitzka Banka

Other Italian banks	Total Italian banks	Pekao Group	Other New Europe banks	Other foreign banks	Financial and ancillary companies	Combined total	Consolidation eliminations and adjustments	Consolidated total
16,707.5	212,446.3	25,289.3	4,283.1	3,001.3	1,255.1	246,275.1	- 17,783.8	228,491.3
19,909.2	204,195.9	15,536.2	1,673.7	690.3	17,778.3	239,874.4	- 16,899.8	222,974.6
890.2	17,997.0	2,179.5	280.3	167.8	2,351.5	22,976.1	- 4,933.4	18,042.7
68.5	**5,949.5**	**393.2**	**122.1**	**91.6**	**709.2**	**7,265.6**	**- 4,564.8**	**2,700.8**


Total
2,870 branches
30,871 employees
83
977
274
3,451
24
165
165
1,770
453
5,353
616
6,438
474
5,566
55
665
75
764
87
577
22
183
71
90
23
157
182
1,832
98
914
65
773
35
382
4
40
16
197
48
577

The distribution model

The increase in the Group's size, the development of innovative technologies in the areas of automated telecommunications and networking, growing customer demand for rapid and timely information and greater participation in the management of investments, together with the Group's desire to maintain close contact with individuals and its territorial roots, led UniCredito Italiano to review its distribution model.

Following this reasoning, distribution channels were recently added to and rationalised with the introduction - alongside traditional branches – of several innovative types of customer interaction as truly evolved, "multi-channel" services. These include networks of financial consultants, in-store branches (bank branches located within hypermarkets), telephone banking services and Internet banking. In this sector

UniCredito Italiano is active, among other things, with online trading services offered by several Group banks, and with the new multi-channel bank, Xelion, which is capable of offering high value-added services to satisfy investment, saving and banking needs. In addition, there is a broad range of Group and third party products: *trading, funds, insurance/pensions, and basic banking products.*


Xelion

As at 31 December 2000 the domestic banks in the Group had a total of 2,870 branches[1]. During the year there were 100 branch openings (including the UBM branch in London) and 12 closures; in addition, 4 branches were purchased and 10 were sold in accordance with the provisions of the Antitrust authority aimed at avoiding the consolidation of dominant positions in local markets.

In Italy, the majority of the Group's branches (about 75%) are concentrated in Northern Italy with widespread area coverage. In central and southern regions, the presence is extensive, but less widespread, and most significant in the regions of Latium, Apulia and Campania.

With regard to foreign banks, the number of branches of the Pekao Group rose to 814 compared to 722 at the end of 1999. Taking into account the 226 branches of the other banks in New Europe, and the 11 branches of other foreign banks, at the end of 2000 the overall Group network included 3,931 branches.



The operations of financial promoters are an important complementary channel to the branch network. This business is carried on within the Group by UniCreditSim, the company that will participate in the project for the new multi-channel bank through a merger with Xelion.

As at 31 December 2000 the financial consultant network totalled 1,696 people.

[1] In addition to 8 foreign branches and 2 bank branches.

Towards the future

There was a shift from the strategy that UniCredito Italiano followed in the nineties. Focus moved from the restructuring and re-launching of domestic operations to the creation of a broader, more ambitious strategic plan aimed at creating value for shareholders and stakeholders.

Strategy in the nineties

- **Restructuring of domestic business**
- **Segmentation of customer operations**
- **Improvement in efficiency and profitability levels**
- **Growth in market share internally and through acquisitions**

The new strategy

- **Further improvements in profitability**
- **Rationalisation of the mix of operations and capital**
- **Investments in new, high-growth-potential areas (Wholesale Banking, New Europe and New Economy ventures)**
- **Increased focus on the social responsibility of the business**

The new strategy takes different directions and sets different goals for distribution and production:

DISTRIBUTION

- Further improvement in commercial banking activities in Italy through the evolution of existing service models.
- Growth in New Europe, seizing opportunities in countries were the Group already has a presence with significant market share (Poland, Bulgaria, Croatia and Slovakia) and in other countries in the area that are considered attractive due to their high potential.
- Ventures focused on enhancing New Economy opportunities (Xelion, Clarima).

PRODUCTION

- Internationalisation of asset management activities.
- Strengthening of the investment banking division by taking advantage of niche opportunities abroad.

SOCIAL AND ENIVIRONMENTAL REPORT 2000

THE UNICREDITO ITALIANO GROUP



Strength in Unity

In order to meet the challenges posed by the new strategic plan in distribution and production, the Group has adopted a new divisonal structure: the Italian Banking Division, the New Europe Banking Division, the Wholesale Banking Division, and Xelion and Clarima now report directly to the Managing Director/CEO.



The goal of the Group's strategic plan is to create value for shareholders and stakeholders by pursuing sustainable development over time. This development is the result of short-, medium- and long-term investments, which will expand and strengthen traditional business, develop emerging businesses (New Economy ventures, geographic expansion and the internationalisation of several ventures) and identify new "sustainable development" options to be included in the portfolio of projects for future development.

With regard to the sustainability of this development, it is essential that considerations of the direct and indirect social, ethical, environmental and safety implications of this development accompany and guide the pressure for research and change starting with the decision and design phase of each new venture.

The new strategic directions of UniCredito Italiano will require substantial investment, especially in terms of the creation and offer of innovative products, instruments and channels.

Innovation is thus one of the key words in the Group's growth and the driving force in its development.

UniCredito Italiano intends to set itself apart by creating new ways of communicating, of relating to the outside world, of providing services and operating in the market: in a nutshell, by associating **INNOVATION** with...

...INTEGRATION

Innovation can mean the creation of a meeting-place between the bank and the area where it is located: **Vivacity** is a venture created out of an alliance between UniCredito Italiano and Kataweb (the Web division of the L'Espresso Publishing Group), which is aimed at establishing a number of online local portals covering the cities where the Group banks have a strong presence. The partnership is based on the fact that several large UniCredito Italiano offices in Italy coincide with those of L'Espresso Group newspapers. Since October 2000 the Trieste portal, created in collaboration with CRTrieste, has been active and since December a further 19 city portals have been activated completing the project phase for 2000. During the first half of 2001 a second set of portals will be launched for another group of cities.


Scopri qui
la tua città.
Con la tua banca.
vivacity.it

The portals are structured around four major themes: general interest services, news taken from sources of L'Espresso Group and local newspapers, accompanied by a section on life-style and social relations, a financial and banking section, and an e-commerce section. In addition to the local portals, there will be a national portal that will also allow customers living in other cities to be encouraged to use this form of innovative communication.

...SERVICE

Innovation can mean focusing on savers who desire an active role in the management of a large or small part of their assets. In 1999 the **TradingLab®** project was launched. This is the personal finance department of UniCredit Banca Mobiliare which created an in-house portfolio of products and high-value-added investment services capable of satisfying this demand. In May 2000 **Xelion** also opened for business. This online Group brokerage company is entirely dedicated to investments on the Internet. With Xelion, customers obtain tailor-made solutions for their needs and themselves decide how, where and when to use the bank. Through this company UniCredito Italiano intends to provide support to investors in the effective management of their savings and to help them grow by providing solutions and instruments that can be personalised and by making available a bank built on the multi-channel model which operates through financial consultants based in financial centres (and in future, through interactive TV). The most recent new arrivals include **Clarima**, the company that will create a bank capable of serving the household market by offering a range of simple, easy-to-access, convenient products with a high level of service, to be distributed through innovative channels.


Clarima
Gruppo UniCredito Italiano


WORLDWIDE FUNDS
NEWS

...TRANSPARENCY

Innovation can mean a focus on the growing public sensitivity to environmental protection, fair trade and ethical business practices: the **"Global Environmental and Ethical Fund"**, a mutual fund managed by Pioneer Investment Management S.A., helps investors who are sensitive to these issues to steer their investment choices towards stocks and financial instruments associated with business activities which satisfy ethical and environmental protection principles.

Innovation can mean providing investors with instruments which, by making the calculation of the risk/return ratio that they find acceptable absolutely transparent, allow them to manage their investments in a more straightforward and informed way. To meet this need, TradingLab® researched and developed a risk measurement unit called **KILOVAR®**. KILOVAR® is an indicator that measures investment risk expressed in terms of the maximum loss over a period of a day.

...CO-OPERATION

Innovation can mean assuming the role of financial consultant with companies that have a new way of managing commercial relations with their partners (customers and suppliers): with **i-Faber**, UniCredito Italiano acts as a neutral partner between buyers and sellers through the creation over the Internet of virtual markets organised by sector (vertical markets) and by types of products and services common to several sectors (horizontal markets).

Innovation can mean offering investors the ability to operate in financial markets using the same means as institutional players and to have easy access to trading in a complete range of financial instruments available in the same market: in January 2000, TradingLab® launched the organisation of an automated trading system based on Internet technology called **TLX®**, the so-called ECN (Electronic Communication Network) or global electronic market, in which, through a broker of choice, it is possible to trade stocks, bonds, covered warrants, benchmarks and other securities outside bank business hours. This market is not only dedicated to new investors and attentive to the need for convenient hours and competitive charges, but also open to new issuers of securities and thus capable of offering greater freedom of choice.

Towards a Stakeholder Economy

The issue of *ethical and social responsibility* in business management has acquired a greater civic meaning in business strategies, and represents a challenge for the success of businesses in the twenty-first century.

UniCredito Italiano intends to pursue its mission by stimulating dialogue with stakeholders (through socially responsible investing activities) with the intent of spreading its culture, and the values and ethical principles which it expresses, in order to make them more widely shared.

Thus, the improvement of performance and services offered is also subject to the adoption of policies for the promotion of social and environmental awareness. The action plan in this area is focused on:

- The expansion of financing for environmental management increasing the involvement of new companies that support the financial services programme for environmental certification developed by UniCredito Italiano;
- The promotion of a risk assessment methodology that includes the analysis and assessment of the environmental risks of businesses financed in order to promote the gradual introduction of the rationale of sustainable development in industrial strategies.
- The commitment to identify innovative tools to disseminate information on the issues of environmental management and sustainable development through the completion and constant updating of a dedicated Internet portal.

UniCredito intends to promote the ethical business perspective proposed by senior management (using ethical codes and an ethics officer) by focusing priorities on the strategic aspects of activities with the goal of increasing the ethical awareness of the organisation and enriching human capital resources.

The annually published ranking, by the prime minister's office, of financial intermediaries that operate in the legal export of arms and weapons systems has put the Bank in a delicate position from a moral standpoint and in a complex situation from an operating standpoint: how to respond to growing requests for disengagement coming from broad sectors of public opinion and a majority of entities that have fiduciary relationships with the Bank.
Granted that there is freedom of expression on an issue that concerns constitutionally guaranteed rights and granted also the principle of business freedom, the UniCredito Italiano Group has decided to launch a process of gradual disengagement from these activities in the belief that the first priority is to affirm our ethical vision of banking.

Part Two

The Parent Company: UniCredito Italiano S.p.A.











Role and functions

The new architecture of UniCredito Italiano assigns to the Parent Company strategic planning and governance functions for the various Group companies and the operational management of functions that allow for economies of scale and purpose.

The Parent Company's mission is to maximise the value of the Group as a whole through unified governance, the development of strategies and making sure that they are implemented, direct management of businesses and specialised activities and the efficient rendering of common services.

In line with the values and principles of UniCredito Italiano, the policies for the management and development of human resources and for relations with key stakeholders are developed as a part of the activities carried out by the Parent Company.

Parent Company areas that are primarily involved in the management of social, environmental and safety issues

Divisions and Units	Goal
Group Audit	Assess the functionality of internal control systems at Group level; oversee the proper execution of operations and their compliance with the law, regulations and Parent Company guidelines.
Human Resources	Define policies for the development and management of human resources; manage Parent Company staff and key Group personnel; manage industrial relations in line with guidelines and defined goals.
Legal and Corporate Affairs	Identify the best corporate strategy for carrying out the Group's acquisition and restructuring projects; ensure the accuracy of corporate compliance and legal consulting in general.
Risk Management	Exercise the function of risk management, ensure the proper management of credit risk, handle all accounting and tax compliance matters and those concerning Group equity investments.
Planning and Finance	Coordinate the planning process at Group level, manage investor relations and Merger & Acquisition and Treasury operations.
External Relations	Support senior management in the management of external communications and develop a Group image in line with top management's strategies and guidelines.
Environment Safety and Social Report	Ensure legislative compliance in the area of accident prevention and protection in the work place and environmental protection; promote behaviour that will increase social responsibility and sustainable development.

Structure of UniCredito Italiano


CHAIRMAN
Board of Directors
- Environment, Safety and Social Report
- External Relations
Group Audit
Management Committees
Legal and Corporate affairs
Human resources
Credits
Planning and finance
Risk Management
Accounts
Italian Banking division*
Wholesale Banking*
Foreign Banks and New Growth
Households e-Bank
Individuals e-Bank
Operations
USI
UPA
International
Foreign branches
Retail
Corporate
Credito Italiano
Rolo Banca 1473
Cariverona
Banca CRT
Cassamarca
Caritro
CRTrieste
Other equity investments
Investment Banking
UBM
Trading Lab
Asset Management
Pioneer Group
Other mgmt Cos.
Other equity investments
Foreign Banks
Bank Pekao
BulBank
Pol'nobanka
Splitska Banka
Finance Companies
Locat
Fiditalia
UCI Factoring

* Position held by a Deputy CEO.

Environmental, social and safety policy

The growing importance that UniCredito Italiano has attained in the credit and financial industries increases our awareness of the effects that our activities and corporate decisions have on the socio-economic environment in which we operate. This environment is not only made up of our customers and the economic activities with which we interact in various ways, but also the institutions, social parties and all private citizens who believe in the possibility of sustainable development and works, each in its own way, to achieve this goal.

UniCredito Italiano can contribute to the achievement of such an ambitious goal only if it is able to meet the responsibilities connected with the social role, environmental impact and safety conditions that are a part of its activities.
To ensure a commitment that measures up to these responsibilities, we have adopted certain principles to guide the decisions and behaviour of all our people, with the intention of promoting the idea of sustainable development in the most concrete way possible.



UniCredito Italiano's primary, mandatory commitment is the continuing guarantee over time **that it will strictly observe current regulations** safeguarding the environment, protecting society and ensuring an health and safe working environment. Full compliance with the law is a fundamental prerequisite for the goal of sustainable development; starting from this base it is necessary to make a commitment to **continuous improvement**.

Safeguarding the environment is a priority for our company. Although the overall operations of UniCredito Italiano have a relatively limited impact, our commitment can contribute to an improvement in the management of several environmental problems.

- Optimising the consumption of natural resources is essential to ensure sustainable development. In particular, given our use of certain non-renewable energy sources, limiting our consumption is a crucial goal for our company.
- One of the natural resources that UniCredito Italiano uses to a greater extent is vegetable fibre for the production of paper, which is the main raw material in the world of finance. To ensure a constant reduction in the consumption of this resource, we are committed, on the one hand, to optimising management and organisational processes by increasing their computerisation, and on the other hand, to managing procurements using criteria aimed at enhancing the use of recycled paper products derived from the recovery of pulp material.

- The production of waste, and especially paper waste, is another significant environmental impact directly connected to the operations of UniCredito Italiano. Our commitment is constantly to seek and identify new opportunities to recover and re-use waste generated and collected in a selective manner, in particular by sensitising and involving the waste disposers that we use. With regard to paper waste, this commitment is translated into the increased recycling of waste, which is produced in large quantities, as a secondary material for other activities.



UniCredito Italiano is also committed to offering its contribution to development that is "sustainable," i.e., balanced and harmonious, from a social standpoint as well.

- The rights that are guaranteed to workers by legislative and judicial systems in industrialised countries have been fully and unconditionally implemented into the operations of UniCredito Italiano.
- The increasing attention we pay to industrial relations is intended to make sure that these guarantees are known, shared and easily usable by all employees.
- Our commitment is also aimed at contributing (beyond all legal guarantees) to the complete achievement of the social goals of equal opportunity for female workers, the support

of social entrepreneurial activity and voluntary work, the placement of the disabled in work environments, the protection of minorities and safeguards against the exploitation of child labour.

The protection of the **safety** and **health** of workers is a priority for UniCredito Italiano.

- In addition to the constant emphasis on employees exposed to the typical risks in the service sector, UniCredito Italiano is committed to assessing potential risks, monitoring work conditions and adopting preventive and protective measures.

- There is a special focus on preventing safety and health risks, including when these risks involve individuals outside the company who have access to UniCredito Italiano.
- The management of potential emergency situations and the prevention of the risks associated with passive smoking represent significant commitments to staff, the public and our customers.

The principles of safeguarding the environment, protecting society and ensuring safety that have been adopted by UniCredito Italiano are considered priority goals for all individuals who work at the company, and on the same level as profitability and productivity.

The implementation of these principles is ensured by the Integrated Management System adopted by UniCredito Italiano to improve its environmental, social and safety performance.
Through the implementation of this system, the company is committed to:

- Identifying, measuring, assessing and managing the effects of its operations in the context of continual improvement;
- Making available the financial and technical resources needed to effect this improvement;
- Sensitising, informing and training employees so that each is aware of and capable of committing to the implementation of the principles adopted;
- Performing an advance assessment of the potential impact of any new company activities on the environment, health and safety of workers, by examining the feasibility (from the cost angle as well) of using "cleaner" procedures and technologies.



Aware that our efforts alone will not allow us to reach our goal of sustainable development, we are also directing our commitment to all the **interested parties** that have relationships with our company, who in turn are able to produce direct (negative or positive) effects on social, economic and environmental systems. UniCredito Italiano intends to steer the behaviour of these entities towards an increasing level of sensitivity:

- By sensitising and selecting its suppliers in such a way that they conform with the guiding principles adopted by UniCredito Italiano, and guarantee environmental efficiency and the safety and ethical basis of their operations, services and products in accordance with the Integrated Management System adopted by the company;



- By *motivating its customers and offering banking services that* favour companies committed to pursuing sustainable development and provide reliable guarantees of their commitment;

- By targeting specific lending programs to consumers and households designed to foster personal initiative and encourage individuals and families to contribute to the well-being of society with a view to promoting balanced social development;

- By adopting investment policies aimed at giving preference to economic activities that combine potential profitability with a significant commitment to social, environmental and safety issues;

- By working with competent institutions and authorities with the intent of exchanging information, making the company's experience available and supporting regulatory and control activities, inter alia through the adoption of agreements and initiatives on a voluntary basis;

- By communicating with social parties (the public, local communities, environmental groups, user and consumer groups) interested in the company's services through continual information on social and environmental issues and by accepting suggestions or complaints from these parties;

- By co-operating with non-governmental organisations in implementing initiatives aimed at the cultural, social and environmental development of society;

- By contributing to the activities of research institutes and universities engaged in studying and discussing these problems.



Credible commitments are continually being verified. For this reason, UniCredito Italiano voluntarily allows independent third part to **verify and assess** its operations and the results achieved in the area of socially and environmentally sustainable development. The ratings assigned by internationally recognised institutions have a critical role in these assessments.

In this context, the participation of UniCredito Italiano in the European Union's **EMAS** (Eco-Management and Audit Scheme) is at once a commitment, recognition and guarantee that our company intends to maintain.

Teamwork: Partners in sustainable development

UniCredito Italiano's plans, inspired by sustainable development, are shared with the various stakeholders (i.e., interest groups who for a number of reasons interact with the company's activities by sharing in income, influencing performance and assessing their social impact) in order to create a true partnership relationship with them.

To ensure that this happens, it is first necessary to know and be known by stakeholders, to establish a position regarding common goals and targets to be achieved, and to identify strengths that can be leveraged to improve social, environmental and safety performance.

These processes must start from within the company, from the people, who on a daily basis through their work create value in UniCredito Italiano and Credito Italiano. In this context, employees become partners when they are given the framework for active participation in, and contributing to the plans for sustainable development in an environment characterised by clarity, transparency and the ability to motivate through skilful worker management and internal relations.

In addition to employees, there are many other stakeholders capable of becoming partners in the sustainable development of UniCredito Italiano and Credito Italiano.

Most prominent among these are **shareholders** who are asked to share their best strategies and solutions in order to combine profit generation with social responsibility. **Customers** and **suppliers** are partners in the enhancement of ethical, social and environmental aspects and in the protection of the health and dignity of workers among the variables that govern contractual relationships and the market.

Finally, **institutions** and **society** are partners. With their assistance initiatives for improvements, joint collaboration and agreements take shape that make specific contributions and increase the awareness of the role that each plays in the promotion of sustainable development.

In the following pages, and later in the corresponding section on Credito Italiano, we provide background on the social relationships with several partners in sustainable development.

Human resources

The Parent Company employs 2,853 individuals including employees coordinated by UPA (954 individuals) and USI (432 individuals). If the foreign network comprising 8.4% of total staff is excluded, nearly all operations (and thus, the labour force) are located in Milan which is the headquarters for management structures and the units that provide central support services to Credito Italiano and other Group banks and companies. The growth in responsibility associated with professional roles and duties, which has occurred at the same time as the gradual downsizing (due to organisational restructuring and the gradual automation of work) of the number of employees with clerical and back-office duties, has led to a significant rise in managerial staff[1], which represents 41% of total employees.

Composition of staff by category[2]

Categories	Men	Part time	Women	Part time	Total
Senior managers	116		5		121
Executives	766		264	15	1,045
Clerical staff	604	57	564	418	1,643
Messengers/auxiliaries	43		1		44
TOTAL	**1,529**	**57**	**834**	**433**	**2,853**

Geographic distribution of Parent Company staff


Other regions
3%
Abroad
8%
Lombardy
89%

1. Management officers are included in managerial staff in addition to senior managers.
2. With the introduction of the new regulation on staff hierarchy as stipulated under the National Collective Labour Contract of 11 July 1999, staff previously included in the category of executives and corporate officers are now included in the new category of managerial staff.

Breakdown by length of service class



3,000
2,500
2,000
1,500
1,000
500
0
1,586
113
550
424
499
1,267
118
573
219
357
2,853
231
1,123
643
856
Men
Women
Total
Up to 10 years
From 11 to 20 years
From 21 to 30 years
Over 30 years

Breakdown by age category



3,000
2,500
2,000
1,500
1,000
500
0
1,586
373
654
425
134
1,267
166
608
301
192
2,853
539
1,262
726
326
Men
Women
Total
Up to 30 years
From 31 to 40 years
From 41 to 50 years
Over 50 years

Average length of service and average age by category

Categories	Average length of service Men	Average length of service Women	Average age Men	Average age Women
Senior managers	15.1	13.9	49.1	42.4
Executives	17.8	17.8	44.0	42.1
Clerical workers	16.3	19.1	41.8	41.0
Messengers/auxiliaries	15.3	6.2	44.1	42.3

The action taken to increase the employment of young workers and the creation of new professions have directly resulted in a significant presence of workers with length of service of less than 10 years (about 30%).

Seventy percent of staff falls into an age category that can be defined as "intermediate" (from 31 to 50). The percentage of young people under 30 (11.4%) is interesting despite the gradual increase in the average age of new recruits, who are increasingly recruited among individuals with better educational qualifications.

Protected categories

	Total
Disabled (Article 1 of Law 68/99)	149
Orphans, widows, refugees	68
Total	**217**

Turnover

Compared to data for the beginning of 2000, when Credito Italiano and UBM were spun off from the Parent Company, staff increased by 184 employees (6.9%). Permanent contracts represented over a half of new labour contracts. In addition, innovative ways of sourcing labour were used; these incorporated greater flexibility by entering into certain contracts to provide interim and temporary labour to meet needs in excess of normal operating requirements. New training and labour contracts were entered into for recruiting young people to expand the telephone banking operation. During the year, 7 of 79 interim labour contracts and all training contracts that expired were converted to permanent contracts.

There were 182 terminations, of which 40 were for early retirement. In fact, UniCredito Italiano is continuing its extraordinary provision of early retirement incentives, which in 2000 entailed a total outlay of Lit. 6 billion. The organisational restructuring resulting from the corporate evolution of the Group also led to a significant number of intra-group moves totalling 34.1% of overall reductions.

New Employees


Work training contract 22.4%
Recruitment under fixed-term temporary contracts 8.1%
Interim contracts 17.8
Recruitment under permanent contracts 51.7%

Leavers


Death 0.5%
Early retirement 22.0%
Resignation 42.9%
Transfer to other Group company 34.1%
Dismissal 0.5%

Salaries, incentives, career development

In order to grow together, it is necessary to share principles and goals, to be able to pool our knowledge, experience and resources, and to feel part of a project and participate in its results.

Accordingly, compensation policy, incentive systems and career development at UniCredito Italiano are all based on the principles of fairness, competence, pride and growth. It is important to find and apply mechanisms that make it possible to recognise and enhance the contribution of each individual to Group results, to strengthen this contribution by ensuring fitting and continuous human resource development and to share the contribution through the fair and merit-based management of individuals.

At UniCredito Italiano this means applying transparent methods and processes for the assessment of performance, establishing incentive systems based on the assignment of concrete and measurable goals and ensuring continuous monitoring and updating of the necessary managerial and professional skills to which career paths within individual companies and the Group can be linked.

Incentives

UniCredito Italiano has provided a stock option plan for management and a shareholding plan for employees with the goal of fostering motivation and the drive to achieve results and involve all staff in the Group's operations. The plan which was implemented affected the employees of the Parent Company and other Group companies in Italy: common shares of UniCredito Italiano S.p.A. were distributed free of payment (being issued pursuant to Article 2349 of the Civil Code and subject to a lock-up restriction of 3 years from the issue date, in an equivalent amount of Lit. 4 million for each employee) to about 24,000 employees as a part of a revision of the Corporate Incentive structure, and stock options were distributed free of payment to approximately 300 employees with the goal of fostering the growth and improvement of results over time and encouraging employees who are particularly important to the Group to stay with the company.

Career development

Due to the creation of new jobs in the commercial, specialist and staff structures, and due to the higher responsibility assigned to certain existing positions, out of the overall increase in the number of employees (184), in 2000 managerial staff rose by 106 employees (up by 10%).

Career development: promotions

	Men	Women	Total
Messengers/Auxiliary staff promoted to clerical level	7		7
Promotions within clerical categories	22	30	52
Clerks promoted to supervisor and senior supervisor level (to 30.4.2000)	27	3	30
Supervisors promoted to senior supervisor to 30.4.2000	3	2	5
Clerks/supervisors/senior supervisors promoted to executive level to 30.4.2000	21	13	34
Clerks promoted to managerial staff starting 1.5.2000	22	17	39
Promotions within categories of managerial staff starting 1.5.2000	28	18	46
Promotions to senior management starting 1.5.2000	17	3	20

Salaries

Average gross salaries by category

Categories	Thousands of Lit.
Senior managers	231,240
Executives	98,467
Clerical workers	48,614
Messengers/auxiliaries	46,168

In general, the tables in the National Collective Labour Contracts are used for determining salaries. Operating in a labour market with a growing tendency to attribute a higher value to human resources with certain sought-after professional skills, average salaries for higher levels (senior management and managerial staff) is therefore affected by the allocation of payments outside the terms of the labour contract that takes into account this trend in our industry.

The new collective contract introduced the Hour Bank, which represents (as a result of regulated procedures for the recovery of overtime) a flexible way of managing working hours.

In accordance with these regulations, the first 50 hours of additional service do not count as overtime, but give rise to a specific recovery mechanism that works by agreement between the company and worker. At the option of the worker, the next 50

hours can be recovered using the same mechanism or can be paid as overtime; however, any additional work in excess of 100 hours will be paid as overtime in accordance with current contractual provisions.

In 2000, average additional work hours per person totalled 48 hours. Overtime as a percentage of total work hours was 2.5%. On the other hand, 17,588 hours were "deposited" in the Hour Bank, representing 0.7% of total work hours.

Overtime (No. of hours)


45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
41,554
21,970
Men
Women
Clerical
Messengers/Auxiliaries

Equal opportunities

There is a strong focus on the analysis and assessment of the issue of equal opportunities with the general goal of improving the situation of female workers. Pursuant to Law 125/91 and national contractual regulations for this sector, this focus has led to a review of the two-year report on equal opportunities and to the planning of positive action.

Female staff represent 44% of the labour force at the Parent Company with a significant presence of female staff among younger workers (equal to 59% of workers under 30). Women represent 24% of managerial staff. Figures broken down by gender for average age and average length of service show that female workers have achieved positions of responsibility in relatively short periods, which were not necessarily tied to length of service.

The female component had a clearly predominant share (over 88%) of part-time staff (17.1% of total employees).

In addition, with regard to the provision of training, the company is committed to giving due attention to special personal and family situations, at the request of any employee and particularly with regard to female personnel. In accordance with national contractual provisions, the organisation needed to enable provision of training is agreed with the parties involved.

As a part of the training agreement signed with union organisations, it was agreed that the content of a seminar entitled "Gender Differences: Women and Men in the Workplace" would be jointly worked out. This is the first project in which the company and union organisations will work together to create a training format.

The topic was developed in order to help people "read" the organisational culture with a particular focus on gender, i.e., to investigate social problems regarding the employment of female staff in the production process of working organisations.

Absences

In 2000 the staff at UniCredito Italiano had a total of about 35,000 absences (a little over 12 days per person with an average of 5.5% of total work days).

Causes	No. of days
Illnesses, accidents and doctors' appointments	24,200
Maternity leave	4,000
Family or personal reasons (bereavement, family member assistance, birth of children, educational reasons, etc.)	3,350
Union leave	2,000
Blood donations	250
Other reasons	1,200
Total	**35,000**

Skill development

Ensuring the growth of human resources means ensuring the Group's growth. It is not enough to have professionally trained individuals: they must also be motivated, aware of their role and able to identify priorities, define goals to be reached and the ways to reach them.

This is what makes a difference: constantly focusing attention not only on results but also on the way they are achieved in keeping with the distinctive identity with which

UniCredito Italiano operates in the market and in line with the expectations of customers and key stakeholders.
A recognised and sustainable competitive advantage is based on the ability to stimulate, develop and capitalise on those behaviours that will ensure that results are achieved easily and quickly and most importantly, that they are repeated over time.

This is translated into the following goals:
- Recruiting the "right" people through the use of professional and objective staff selection mechanisms suitable for assessing whether an individual has the necessary skills and abilities to improve performance;
- Retaining people by motivating them and recognising their position and value within their respective banks and the Group;
- Optimising human capital to make the best use of their skill set, knowledge and human values in line with the guiding principles of UniCredito Italiano.

The role of the Parent Company is to provide innovative planning with regard to the implementation of the best methods and tools for the growth and enhancement of personnel and to provide support to Group companies by identifying best practice.

UniCredito Italiano's investment in human resources is broken down into several areas. Special attention is dedicated to the following activities:

- Planning and providing training to support individual professional development;
- Redefining organisational structures and positions in order to improve the efficiency and specialisation of the distribution network;
- Reducing management levels to make more rational use of resources;
- Disseminating responsibility criteria for a greater degree of sharing and participation of all personnel in the Group's business plan and its results;

Of the numerous, diverse tools designed for implementing this action, there are two new projects prepared by the Parent Company that are aimed at the growth of the individual value of certain people within the organisation:

- **Young Talent Project**: dedicated to young people with a high potential who already have experience in the Group, and aimed at training them to fill important positions in the medium term.

This program, the pilot project for which was launched on 4 October 2000 with the involvement of 100 individuals at the Group level, calls for a number of joint training activities and an individually designed development plan for each person based on past experience, the position filled and personal propensities.

- **Key Human Resources Project**: dedicated to individuals who fill strategic positions for the development of the Group, intended to ensure proper coverage of key positions and generate loyalty among the best employees.

An element common to the two projects is that the value of the most highly trained and motivated individuals is recognised by offering them attractive professional growth and career opportunities within the Group.

Employee Qualifications

	Senior Management		Managerial staff		Clerical		Auxiliary Staff/Messengers		Total	
	men	women	men	women	men	women	men	women	men	women
University Degree	71	5	271	91	59	61			401	157
Higher education Diploma	45		474	173	421	701	2		942	874
Secondary Certificate			21	15	157	218	35		213	234
Elementary Certificate					24	2	6	1	30	2

Percentage breakdown of staff by qualifications


Secondary Certificate 16%
Elementary Certificate 1%
University degree 20%
Higher education Diploma 63%

Type of university degree


Mathematics, statistics, economic statistics 3%
Languages 3.9%
Engineering 8.6%
Other 20.4%
Political Science 10.1%
Law 15.8%
Economic and banking disciplines 38.2%

Approximately 20% of all staff have a university degree, primarily in economic, banking and legal disciplines; for managerial staff alone, the percentage of degree holders rises to 38%.

Training

The focus on improving the skills and knowledge of UniCredito Italiano staff has brought together contractual provisions and the need to redesign training processes using new approaches more in keeping with the requirements of an extremely dynamic and competitive market.

In the past, the relatively stable skill set required led to standardised training needs and made it possible to provide generic training largely provided on entry to a new position. Today knowledge and skills must meet the needs of a flexible and dynamic role and accordingly they have to be periodically reviewed and updated and go hand in hand with individual professional growth (ongoing training).

The role of the Parent Company is to satisfy this need for the continuing education of personnel through a new method of providing training designed to start people off in a new role and interpret the various roles in the company correctly. The new training will have a dual goal:
to teach people not only how to do things (by instilling technical and specialist knowledge), but also how to act by focusing on specific observable attitudes and behaviours (the methods used to achieve results, maintaining proper relationships with colleagues, focusing on customers and service quality, sensitivity to and participation in the reduction of environmental impact and health and safety risks associated with the performance of daily activities, etc.).

The New Training

From...	To...
Training to prepare for a role	**Continuous training accompanying the role**
Undifferentiated training	**A guaranteed "base" with subsequent personalisation**
A "licence" for performing duties	**A tool in support of results**
Training provided to clerks only	**Training also provided to managerial staff**
Activity conducted primarily in classroom	**"Multi-channel" activity (classroom, self-study)**
Teachers from the "training" profession	**Teachers and testimonials from several walks of life**
Centrally managed activity	**Activity defined with the involvement of line managers in development plans**

In summary, training has become more participatory, more focused on the individual and in keeping with the specific professional growth path of each worker based on the individual development plan agreed with his direct superior.

Training for all Group personnel, designed to launch and develop staff in various professional roles, continues to be performed by individual banks in line with their differing business and regional needs. This training activity totalled approximately 100,900 days in 2000 and involved about 48,541 people.

As a part of its structure, which in 2000 included UPA and USI in addition to the Parent Company, UniCredito Italiano provided training to approximately 2,446 people for a total of 7,214 days.

Details on courses given for the professional development of UPA* and USI** staff are provided in the following charts.

Personnel involved


101
105
346
1,372

Type of training

Specialised technical*
Technical specialised in Information Technology**
Managerial*
Language *

No. of hours


2,476
1,853
11,147
28,696

Type of training

Specialised technical*
Technical specialised in Information Technology**
Managerial*
Language*

Personnel at the Parent Company participated primarily in specialised or managerial courses in line with the duties they perform and their individual development plans. Courses involved approximately 520 participants for a total of 13,540 hours.

Intra-group managerial training



As a part of the process of integrating the various Group companies, a managerial training project was launched in 1999 involving 390 individuals (top and middle management). One of the main goals of the meeting was to analyse and share the Corporate Guiding Principles.

In June 2000 the second phase of this project was completed, which, with the involvement of 170 managers of banks and other major Group companies, was aimed at translating guidelines into company policies (the purposes, tools and methods for implementing guidelines) taking into account the differing corporate situations. Corporate policies help to understand which criteria can be translated as inter-area guiding principles into concrete choices, even day-to-day decisions.

Several specific intra-group training initiatives were also carried out for the development of skills (in the Private Banking area, for the dissemination of a single, shared business model) and for launching new products and services (the **Imprendo** package, the first Group product aimed at the small business segment).

Although training is an essential channel for facilitating the integration process among personnel who work within the Group, there are other opportunities that lead to a sharing of skills and knowledge, to a comparison of experiences and flow of professionalism from one bank to another: for example, a clear sign of the building of an intra-group network comes from the creation of a single information system and the establishment of service and product companies that work for all federated banks.

Industrial relations

The atmosphere in industrial relations, based on free and frank exchanges, made a special contribution to dealing positively both with the significant obligations resulting from the application of the new national collective contract for the industry (especially with regard to "executive staff," professional development and training) and within the integration project of UniCredito Italiano. In the latter context, in the year 2000, beginning with the spin-off of Credito Italiano S.p.A. and UBM from the Parent Company, transfers of company divisions and reorganisations of product companies (TradingLab, Pioneer, etc.) were completed. A project was launched to centralise the structures of the Parent Company and Group banks in the area of information and operations processes and administrative and accounting activities: an initial staff

co-ordinatiion phase carried out by UPA and USI was followed by the separation phase, which will be completed on 1 July 2001 when the related divisions will be sold. At the Parent Company, union membership is approximately 40% (at Group level, it is somewhat below the national average).

Corporate insurance policies and supplemental benefits

UniCredito Italiano has entered into insurance policies for its employees to cover work-related risks, death and permanent disability. The coverage of these risks is set forth in an insurance policy with Lit. 10 million in per capita coverage, and in proportional supplements under the Bank's responsibility. In addition, coverage is provided for travel risks and medical expenses associated with work-related accidents, with maximum limits of 50 million and 25 million respectively, which are valid for all categories. The cost borne by the Company for these insurance policies is about Lit. 15,000 per person.

In accordance with specific agreements, UniCredito Italiano has also entered into policies for all staff, through benefit funds, to cover expenses for hospital stays and for certain diagnostic and therapeutic services, which are subject to pre-set allowances.

Within the Group a pension fund has been established to complement INPS (Italian State) pensions. All Group companies, which have an interest in enrolling their employees, are eligible to join. For UniCredito Italiano 2,587 employees participate in the fund (over 90% of staff).

Subsidised loans for employees

UniCredito Italiano has instituted certain types of loans and mortgages for employees to finance home purchase and to cover specific family needs.
Rates vary as a function of the employee's category and the rates applied, and based on the Official Reference Rate (T.U.R.), rates currently range from a minimum of 1.50% to a maximum of 3.25%. These loans are in addition to the legal provisions regarding severance pay advances.
In 2000 65 employees applied for mortgages or loans for their first home, 4 for second homes and 228 for family needs.



Scholarships and other employee benefits

There are several different ways that UniCredito Italiano provides assistance to its employees.

- Pursuant to contractual provisions, the following amounts are available for scholarships:
  - Lit. 145,000 to students in first level secondary schools;
  - Lit. 205,000 to students in second level secondary schools;
  - Lit. 420,000 to university students.

At the company's initiative, this benefit was also extended to the children of retirees under the Pension Fund.

- To employees in service and retirees with children from the age of four to twelve, the amount of Lit. 200,000 is paid annually for each child.
- Each Christmas, an amount of Lit. 150,000 is paid up to the 12th birthday of each child of employees in service and retirees.
- For employees in service and retirees, an amount of Lit. 3,000,000 per year is paid for each disabled family member.
- Employees are paid an amount equal to 28% of gross annual salary upon reaching their 25th anniversary of service, an amount of 7% of gross annual salary is due at the end of service for individuals, who, as at 1 June 1988 had accumulated 25 years in service, and an amount of 14% of gross annual salary is due upon completing 35 years of service (in addition to the gold medal).

- Occasionally the Company will provide funds as a subsidy to retired personnel and family members of employees who died in service.

Cultural, recreational and other activities for employees

At its various locations, UniCredito Italiano supports the establishment of clubs for sports, recreational and cultural activities of its employees and their families.

The Cultural, Recreational and Sports Club of UniCredito Italiano and Credito Italiano is particularly active, and in 2000 it organised intra-group competitions for skiing, soccer, tennis and ping pong. This significant recreational activity involved about 8,000 employees. Other initiatives involved group (2,000 participants) and individual package holidays and there was a significant 10% increase in participants over 1999; cultural initiatives (courses and guided tours that involved about 2,500 people); and activities to make employees aware of voluntary work activities.



Cost to Company of fringe benefits - Year 2000

	(MILLIONS OF LIT.)
Health insurance	2,152
Pension fund	16,386
Scholarships for the children of employees	212
Assistance for employees' dependants	284
Assistance for disabled family members	99
Length-of-service payments	2,388
Cultural and recreational activities	127
Personal loans	120

Internal communications

Of the various existing communication and information tools, including newsletters, conventions, road shows (i.e., regional meetings of senior management and managerial staff) and letters from management on specific topics, the company magazine Qui UniCredit is the one that best meets the need, particularly evident in a federal Group such as UniCredito Italiano, to communicate and compare different experiences and to develop a common culture and identity while still respecting the individual character of each bank.

The first edition came out in January 1999 at the time of the official establishment of UniCredito Italiano. It replaced the previous company newspapers inGRUPPO (Credito Italiano and Rolo Banca 1473), Nuovo Cordusio (Credito Italiano) and Rolo Banca 1473 News (Rolo Banca 1473).

This bi-monthly periodical is made up of a first section for the entire Group, and other sections devoted to individual banks – the Focus sections – attached to the main newspaper and dedicated to the relevant audience.


UniCredit

One of the strong policy enunciations of Qui UniCredit is that communication is more effective when it is multidirectional, complete and credible, and when the newspaper has complete freedom of expression. From the very start, there has been an effort to establish a newspaper for everyone that can be differentiated from pre-existing house organs not only in terms of graphics and the more journalistic approach to topics, but also in its ability to use the language spoken by colleagues, and to be, as much as possible, a true aid to understanding the ongoing transformations in the UniCredito Italiano Group and the entire banking system.

The newspaper, which reaches about 51,000 people, is distributed by internal mail to all employees of the banks of the UniCredito Italiano Group and subsidiary companies, and by mail to retirees.



Other partners

Shareholders

Shareholder remuneration

When determining the allocation of net income for the period, while we make sure that an adequate dividend is paid to shareholders, it is necessary not to lose sight of the importance of reinforcing the company's capital and financial strength, which are essential if we are to meet the new challenges presented by the market and support our international expansion and the investments planned to enable us to become an industry leader.

The proposal for the distribution of year 2000 dividends is a faithful reflection of this policy: appropriation of Lit. 1,256.4 billion to shareholders out of a total of 2,346.3 billion to be distributed, the remainder being allocated to reserves.

Dividends per share proposed at the AGM approving the 2000 accounts were Lit. 250 (€ 0.129) per common share and Lit. 265 (€ 0.137) per savings share.

Composition of capital stock

Following the capital increases during the period, capital stock was Lit. 2,512,102,903,000 represented by 5,024,205,806 shares of Lit. 500 each, including 5,002,499,254 common shares and 21,706,552 savings shares.

As at 31 December 2000 the composition of the shareholder base was as follows:

- There were approximately 223,000 shareholders.
- Shareholders resident in Italy held approximately 70% of capital stock and foreign shareholders the remaining 30%.
- Institutional investors held over 44% of ordinary capital stock.

Main shareholders as at 31.12.2000

Shareholder	No. of common shares	% ownership[1]
Fondazione C.R. Verona, Vicenza, Belluno e Ancona	839,700,281	16.606%
Fondazione Cassa di Risparmio di Torino	704,943,077	14.092%
Allianz Group	247,700,000	4.951%
Fondazione Cassamarca	145,791,074	2.914%

1. Of ordinary capital. Company Articles of Association set a limitation on voting rights at 5% of capital.

Share Price

In 2000 total trading volume was 92.42% of common stock (in circulation as at 31 December 2000) and 123.50% of savings shares.

The increase in the value of the stock over time is shown in the following table, which provides prices for the stock over the last seven years.

Official price of common stock

Year		Maximum	Minimum	Average	End of period
1994	Lit.	2,780	1,547	2,186	1.674
1995	Lit.	2,157	1,554	1,862	1,849
1996	Lit.	2,024	1,545	1,777	1,678
1997	Lit.	5,530	1,636	3,303	5,492
1998	Lit.	10,447	5,613	8,443	9,807
1999	Lit.	11.205	7,445	8,918	9,534
1999	€	5.787	3.845	4.606	4.880
2000	€	6.115	3.586	4.976	5.572

The role of our Investor Relations department

In addition to analysing the impact of various strategic options on the market valuation of the stock, and ensuring that management is provided with continual feedback on the market's opinion of the Group, the Investor Relations unit carries out the essential task of acting as the intermediary between the Group and investors to ensure continual, transparent communication. To achieve this goal, several different tools are used: presentation of year-end and interim results, one-to-one meetings and conference calls with institutional investors, preparation of press releases regarding news that could affect the stock price, development and continual updating of the dedicated web page, investor days, etc.

Investors, social responsibility and the environment

In recent years several stakeholders (investors, research centres, universities, environmental associations and consumers) have focused growing attention on the social and environmental record of UniCredito Italiano. In the year 2000, several questionnaires were received by Investor Relations on the activities performed by the Group which might have a significant ethical or social impact and on the company's safety conditions and the natural environment. It is interesting to note that two of these questionnaires were submitted to UniCredito Italiano by major fund managers. Our newly set up Integrated Management System includes a procedure that makes it possible to reply quickly and thoroughly to these requests.

Customers



Protection of privacy

The protection of privacy and data security have always been considered by UniCredito Italiano to be fundamental elements of the fiduciary relationship between bank and customer.

UniCredito Italiano has adopted the principles contained in the "Code of Conduct of the Banking and Financial Sector" prepared by the ABI, the Italian Banking Association, which defines several forms of conduct related to customer relations, with the aim of providing guarantees in terms of clarity, assistance and service and product quality.

Already pursued through the rigorous application of "banking secrecy," the protection of privacy is reinforced and guaranteed by compliance with Law 675/96, which was transformed into the Privacy Handbook of UniCredito Italiano. Ten rules of conduct govern the procedure for accessing, gathering, managing, processing, updating, storing and destroying data, with a particular focus on the procedures for communicating with third parties, which is always subject to the authorisation of the interested party, and the guarantee of the same privacy procedures for data handled over the Internet.

Call Centre

The Call Centre is a Parent Company structure that operates through its 189 employees in the spirit of professionalism and teamwork in order to offer services by telephone. These are not only telephone banking services, but also customer care services, telemarketing and help desk activities on the home banking and online trading platforms. The underlying technology and organisation of the Call Centre are the main pillar in the strategy of the multi-channel approach to the Group's customers. In fact, the unit is capable of interfacing with all other remote banking channels, bringing them an essential component of customer interaction: people.



The Call Centre operation commenced in January 1997 for Credito Italiano and now provides services for several Group banks.

The Call Centre in figures for 2000

Number of employees:	189
Telephone calls handled:	3,500,000
E-mails handled:	20,000
Securities orders taken:	300,000 for an equivalent of 3,600 billion Lit.
Payment orders filled:	25,000
Customers joining the Telephone Banking service:	300,000
Breakdown of telephone traffic:	70% for Telephone Banking services; 30% for the remaining activities managed
Level of overall service:	85% of calls answered within 5 seconds

Pioneer Funds - Global Environmental & Ethical Fund



A decisive step in accelerating the internationalisation process in the Group's asset management occurred with the acquisition of the Global Investment Management division of the US Pioneer Group. The operational integration of Pioneer with EuroPlus, UniCredito Italiano's asset management division, gave rise to a group that will be the third largest of the leading mutual fund managers in Europe.

One of the 28 portfolios included in Pioneer Funds is the **Global Environmental & Ethical Fund**, which primarily seeks investments in stocks and financial instruments linked to activities that satisfy social and environmental protection criteria, the content of which is to be submitted to the review of an "ethics committee." These criteria include: companies whose products and services contribute to the creation of a safe and healthy environment and companies that do not invest in operations that are harmful to the environment and that agree to maintain socially correct behaviour. At this time (even though the addition of other criteria is planned), any companies connected with the following activities are excluded from the investment pool: the military industry, the tobacco industry, the production of alcoholic beverages, nuclear power, firearms, gambling, and industries with a high environmental risk. Based on another approach aimed at identifying and rewarding virtuous behaviour, there are plans to introduce positive selection criteria for companies that adopt pro-active policies for environmental management based on respect for human rights.

Suppliers

In supplier relations, product-quality aspects are considered to be particularly important. Suppliers are selected on the basis of a questionnaire aimed at gathering the necessary information to qualify producers of goods and services. The implementation of the Integrated Management System, which is being created, will make it possible to establish a specific directory of suppliers as a management tool for purchasing processes, with particular regard to the safety aspects of products over their life cycle and their environmental compatibility, with a preference, when possible, for the use of renewable and recyclable materials, and the reduction of waste resulting from goods and services acquired. This is a tool that will make it possible to update assessment of the efficiency of services and of the specifications of manufactured products and services, on the basis of compliance with international standards and current legislation.

UniCredito Italiano has 613 suppliers. Given the location of the operations of UniCredito Italiano in the area of Milan, 80% of goods and services supplied come from Lombardy.

Breakdown of suppliers by geographic location


Central Italy
5,7%
Southern Italy
and islands
2,5%
Northern Italy
92,8%

Institutions and society

Ministry of the Environment

On 7 March 2000 UniCredito Italiano and the Ministry of the Environment signed a Letter of Understanding on the sharing of their respective promotional strategies for the environmental certification of industrial companies (ISO 14001 – EMAS) and increased efforts in the area of environmental management and technological innovation.
This document confirms the importance of environmental protection and the need to stimulate virtuous processes leading to the integration of the environmental variable in company management, which can also be regarded as a competitive opportunity. In particular, commercial banks are recognised as having an essential role in the dissemination of information and the promotion of existing ways and means, that of encouragng, through appropriate credit policies, the reduction of environmental risk within registered or certified companies.

Prefectures and the police

The problems of security at UniCredito Italiano are handled by a special Organisational Unit, which collaborates with institutions and the police in the delicate task of preventing crime and protecting the company's property.
This collaboration takes the form of participation in meetings that prefects and chiefs of police periodically promote on this issue, as well as the constant exchange of information.

In this regard, the Department of Public Safety of the Ministry of the Interior, in agreement with A.B.I., recently introduced a program aimed at improving services for the prevention of robbery of bank branches. UniCredito Italiano participated in this program by advising all police and provincial Carabinieri headquarters of the names and telephone numbers of central and outlying security managers. The police provide these individuals with a telephone number to be used in case of need.

Kyoto Club


Kyoto Club

The Kyoto Club is a voluntary non-profit organisation of companies, local associations, agencies and governments. Its purpose is to contribute to the achievement of the goals of the Kyoto Conference and pursue the reduction of other forms of environmental damage resulting from production processes and the product life cycle. It promotes the growth of the corporate environmental culture through its members and industry in general and the adoption of proactive behaviour with regard to the global and local environment; UniCredito Italiano shares these goals and joined as a sustaining member.

Relationships with universities


UNIVERSITÀ BOCCONI

Observatory of Environmental Management Systems

UniCredito Italiano participates in the Observatory of Environmental Management Systems promoted by IEFE (the Institute of Energy and Environmental Economics) at the Bocconi University. Established in 1997, the Observatory aims to provide a meeting place for institutional, economic and social players interested in environmental management by offering a specialised place in which to discuss and examine emerging topics in the area of environmental management systems at the national and international level, to monitor the EMAS registration situation and ISO 14001 certification in Italy by regularly collecting information and data and to offer continual updating on the evolution of new environmental policy tools at the national and European Community levels.

Work experience

In the area of co-operation with training institutions, and by agreement with universities, UniCredito Italiano accommodates numerous students for periods of internships aimed at providing them with their first work experience. In 2000 16 internship programmes were conducted. Internships ranged from a minimum of one month to a maximum of one year, and took place within the various organisational units of the Parent Company.

AIRC - Italian Cancer Research Association

For the second year, UniCredito has joined the initiative to create awareness and raise funds for the Italian Cancer Research Association. In contrast to the prior year, there were no plans to open branches for a dedicated Sunday event; instead, the campaign took place over a longer period in conjunction with local initiatives to create awareness in customers and the community. This year, there was a new initiative called "light for research," which consists of the distribution of energy saving light bulbs funded by ENEL and delivered through the commercial partners of the AIRC to which it will pay association dues. The "light for research" is a high-quality product that adds to the values of respecting the environment and saving energy for a better quality of life. In addition to promotional initiatives by federated banks, a massive promotional fund raising campaign at branches was completed (about two billion in total was collected, pledged by employees and allocated by Group commercial banks).


DOMENICA 5 NOVEMBRE
GIORNATA PER LA RICERCA SUL CANCRO
Ci sono vite dedicate alla vita.
Sconfiggere il cancro. Obiettivo possibile.

Sodalitas

Since 1999 UniCredito Italiano has been a member of Sodalitas, the Association for the Development of Entrepreneurship in Society. The mission of Sodalitas is to aid and support non-profit organisations (voluntary associations, social co-operatives, religious agencies, foundations, moral agencies, etc.) in their management, transformation and development processes through voluntary consulting based on a code of ethics. In conjunction with companies, it promotes initiatives that direct and substantiate commitments in the

community as a "model citizen." As a bridge and catalyst of ideas between several (public, private and non-profit) social agencies, it promoted co-operation between them on specific projects aimed at social unity.

SODALITAS

Due to the support of Sodalitas, the topic of the company's social responsibility has found an effective forum for development within the bank's culture. In order to translate UniCredito Italiano's focus on social problems into a planning process, the opportunities to discuss the topics of the social report and management training in the area of corporate citizenship and business ethics were of particular interest.

As part of the initiatives carried out in co-operation with Sodalitas, the Microcredit Pilot Project in Milan was conceived in partnership with the San Carlo Foundation. This is the first pilot credit experiment in Italy aimed at launching self-employed business undertakings by "non-bankable" people, i.e., in the absence of tangible collateral.

The Microcredit project, which was borrowed from an initiative launched in Bangladesh by Grameen Bank, and also successfully applied in developed countries such as the US, Belgium and France, became operational in 1999 in Italy in co-operation with the Bocconi University. Sodalitas performed the feasibility study, UniCredito Italiano donated a revolving fund of 200 million, while the San Carlo Foundation, which is in contact with needy parties on a daily basis, provided the actual loans with the assistance of an assessment committee with representatives from that Foundation, Bocconi University and voluntary consultants of Sodalitas.

The results of the first year of operations were encouraging: 17 loans were made, and the repayment of instalments began. The loans provided made it possible to start up small businesses, especially by non-EU nationals who have residence in Milan.

The Microcredit project differs from other employment support programs, such as honour loans and loans to social enterprises, largely due to the small amount necessary to create a job, the fact that nearly all funds are from private donations without any public aid, and the role of volunteers in the assessment and attention given to small company projects (minimal operating expenses).

"Cittadinanzattiva"


CITTADINANZA D'IMPRESA

The concept of good corporate citizenship was adopted by UniCredito Italiano as an inspirational reason for joining the "Corporate Citizenship Programme" promoted by *Cittadinanzattiva*, a movement that promotes civic participation (formerly known as the Democratic Federative Movement). This is a non-profit social organisation that operates in the social, environmental, health-care and individual and collective safety fields for the protection of human rights and the promotion and practical exercise of consumer and user rights, for which it is an association recognised by the Ministry of Industry, Commerce and Artisans.

In 2000 a collaborative relationship started with *Cittadinanzattiva* with the goal of developing the concept of a company as a "citizen." In particular, this relationship focuses on the topic of the quality of banking services, and partnership efforts on specific projects ("Citizen labelling and corporate citizenship: benchmarking Northern and Southern European best practices") aimed at identifying the criteria for being a responsible company, and on activities in support of initiatives that promote active citizenship and best practices in countries of the European Union and the New Europe ("Active Citizenship Network").

CSR Europe



On 9 and 10 November 2000, UniCredito Italiano participated in the first European Business Convention on Corporate Social Responsibility in Brussels, which was promoted by the European Business Network for Social Cohesion, a business-to-business network that operates on the European continent to spread the concept of corporate social responsibility through the adoption of policies and programs based on the enhancement of human capital, equal opportunity, ongoing employee training, social inclusion, sustainable development and human progress. To promote these principles, "Campaign 2005" was launched in order to implement by that year an effective program for creating awareness of institutions, companies and non-governmental and non-profit organisations. The goal is to create a critical mass of opinion leaders and decision makers in companies, public institutions and society who are willing to put into practice the principles that form the basis of the concept of Corporate Social Responsibility. UniCredito Italiano has adopted the assumptions of the Campaign and undertaken to promote its objectives within the Group.

European Oncology Institute (EOI) – The Monzino Foundation

The institute known as IRCCS, in which UniCredito Italiano is a founder, was established in 1987 with the goal of organising and managing clinical and scientific structures for the research, treatment and prevention of cancer. To achieve its social objectives, EOI develops original research projects using advanced technologies in the diagnosis and treatment of tumours. A further opportunity for the continuity and development of clinical and research activities on a disease, which in terms of its significance and severity is similar to the one treated by the EOI, came about with the acquisition of the Centro Cardiologico SpA Monzino Foundation, a facility known as the Institute for Hospitalisation and Treatment of a Scientific Nature, whose synergies make it possible to increase the intrinsic value of both institutes.





Roberto Bazzoni Foundation

This is a non-profit social organisation that was set up in memory of the commitment of Roberto Bazzoni, the son of a colleague, and several volunteers on a mission in Kosovo, whose plane crashed in November 1999 in the mountains surrounding Pristina. This program is based on an idea of several friends to ideally continue Roberto's goals in order to create a project of solidarity in collaboration with Caritas. The project consists of building a rehabilitation centre for the disabled, purchasing a vehicle for their transportation, implementing training programs for paramedical personnel and supporting the artificial limb centre in Rudo.

The funding for the entire operation is estimated at between Lit. 1,100 and 1,300 million to be raised through contributions from Group companies and staff.

Sponsorships and donations

The company is involved in sponsorships and donations in support of many non-profit programs. There are several different areas in which we carry out our commitment, from social to cultural causes, not to mention scientific research, aid and the arts.
During the year the following programs were particularly significant:

- Concerts to celebrate the 80th birthday of the Pope.
- A concert at the Quirinal Palace attended by the Head of State, on the occasion of the 25th anniversary of the Italian Environmental Fund (FAI)
- A significant exclusive exhibition dedicated to Manzù at the Library Foundation in Milan.
- A Concert organised by Cardinal Tonini for the rebuilding of a village in Burundi
- The restoration of Tiepolo frescoes in Venice
- A conference on citizens' rights ("Active Citizenship Week") organised by the Democratic Federative Movement
- A fundraising campaign for AIRC on the occasion of National Cancer Research Day
- A prize promoted by Legambiente called "Innovation - the friend of the environment"
- Donations made to an orphanage in Bulgaria.

Association dues

In addition, through the payment of association dues, the bank participates in several agencies and associations with scientific, artistic, cultural and social objectives, such as:

- The Giuseppe Verdi Symphony Orchestra of Milan
- The Friends of La Scala Association
- The Italian Chapter of the World Monuments Fund
- The Institute for International Policy Studies
- The Association for the Development of Bank and Stock Market Research
- Sodalitas
- Kyoto Club
- The Observatory of Environmental Management Systems – IEFE Bocconi University

Other initiatives

Beginning in 1999 a three-year series of operas (volumes and CDs) has been realised and, in collaboration with Maestro Muti and the La Scala Philharmonic, CDs to be distributed as presents have been made.

Calculation and breakdown of value added

Value added represents the wealth produced by the company during the year and can be defined as the difference between gross revenues and the expenditures to produce them. The determination of this value becomes significant in that it represents the accounting link between the accounts and the social report. In fact, the calculation of this measure is done by reclassifying entries of the profit and loss account for the period in order to show how corporate value added is formed and distributed by expressing in monetary terms the relationships between the company and the socio-economic system with which it interacts, with a particular focus on several of the main stakeholders covered in this social report:

- Shareholders
- Human resources
- The State, agencies and institutions
- Society
- The corporate structure

Choosing among the various forms that value added can take, depending on the degree to which income components are combined, it was decided to use global value added (VAG), as used in the ABI Model for preparing Social Reports for the banking industry, which takes banks' special characteristics into account.

The figures used are taken from accounting records and the accounts for the year, audited by internal auditors and certified by the outside auditing firm.

In the pages that follow, a detailed accounting table has been recast to determine the amount of gross and net value added. Gross value added is broken down to show the share due to each of the above stakeholders.


simplicity

Restated Balance Sheet

Assets

(AMOUNTS IN BILLIONS OF LIT.)	31.12.2000	1.1.2000
1. Cash and deposits with central banks and post offices	**76.9**	**0.6**
2. Loans:		
- Loans to customers	13,513.2	6,744.0
- Loans to banks	71,124.7	5,887.2
3. Trading securities	**6,695.1**	**-**
4. Fixed assets:		
a) investment securities	18,565.0	8,186.2
b) equity investments	20,674.9	16,584.2
c) intangible and tangible assets	378.0	385.7
5 Other asset items	**9,810.9**	**6,679.2**
Total assets	**140,838.7**	**44,467.1**

Liabilities

(AMOUNTS IN BILLIONS OF LIT.)	31.12.2000	1.1.2000
1. Deposits:		
- Due to customers	6,659.3	4,515.8
- Securities in issue	13,079.8	10,833.2
- Due to banks	81,441.8	6,582.6
2. Specific reserves	**1,819.2**	**1,687.6**
3. Other liability items	**9,742.1**	**1,857.7**
4. Loan loss reserves	**32.0**	**-**
5. Subordinated debt	**12,953.3**	**5,117.2**
6. Shareholders' equity:		
Capital, reserves and retained earnings	12,764.9	12,088.0
Net income for the year	2,346.3	1,785.0
Total liabilities and shareholders' equity	**140,838.7**	**44,467.1**

Guarantees and Commitments

(AMOUNTS IN BILLIONS OF LIT.)	31.12.2000	1.1.2000
Guarantees given	4,689.6	2,341.2
Commitments	24,111.4	7,948.2

Note: The report as at 1.1.2000 follows the spin-off of the operations transferred to Credito Italiano and UBM.

Restated Profit and Loss Account

(AMOUNTS IN BILLIONS OF LIT.)	2000
10. Interest income and similar revenues	2,885.3
20. Interest expense and similar charges	- 3,267.9
Net interest	- 382.6
30. Dividends and other income from equity investments	3,434.5
NET INTEREST INCOME	**3,051.9**
40. Commission income	50.6
50. Commission expense	-16.3
Net commission income	34.3
60. Trading profits	51.6
70. Other operating income	397.6
110. Other operating expenses	- 87.6
Other income – net	310.0
Revenues from services and other sources	**395.9**
TOTAL REVENUES	**3,447.8**
Payroll costs	- 422.3
Other administrative costs	- 335.5
80. Administrative costs	- 757.8
90. Write-downs of intangible and tangible fixed assets	- 50.2
OPERATING INCOME	**2,639.8**
100. Provisions for risks and charges	- 364.7
120. Writedowns of loans and provisions for guarantees and commitments	- 131.4
130. Write-backs of loans and provisions for guarantees and commitments	96.5
140. Provisions for loan losses	- 32.0
150. Writedowns of financial investments	- 70.6
160. Write-backs of financial investments	33.1
Provisions, writedowns and write-backs	**- 469.1**
PROFIT (LOSS) BEFORE EXTRAORDINARY ITEMS AND TAX	**2,170.7**
180. Extraordinary income	1,365.7
190. Extraordinary charges	- 132.5
Extraordinary income (charges) – net	**1,233.2**
EARNINGS BEFORE TAX	**3,403.9**
220. Income tax for the year	- 1,057.6
NET INCOME (LOSS) FOR THE YEAR	**2,346.3**

Detailed statement for the determination of value added

(AMOUNTS IN BILLIONS OF LIT.)	2000
REVENUES	
Interest income and similar revenues	2,885.3
Commission income	50.6
Other revenues	
- dividends and other income	3,434.5
- trading profits	51.6
- other operating income	397.6
TOTAL GROSS PRODUCTION	**6,819.6**
EXPENDITURES	
Interest expense and similar charges	3,267.9
Commission expense	16.3
Other operating expenses	87.6
Other administrative costs [1]	329.1
Writedowns of loans and provisions for guarantees and commitments	131.4
Write-backs of loans and provisions for guarantees and commitments	96.5
Provisions for risks and charges	364.7
Allocation to loan loss reserves	32.0
TOTAL EXPENDITURES	**4,132.5**
GROSS VALUE ADDED FROM ORDINARY OPERATIONS	**2,687.1**
Extraordinary gains [2]	1,365.7
Extraordinary charges	132.5
NET EXTRAORDINARY ITEMS	**1,233.2**
TOTAL GROSS VALUE ADDED	**3,920.3**
- depreciation and amortisation of tangible and intangible fixed assets	50.2
- Writedowns of financial fixed assets	70.6
- Write-backs of financial fixed assets	33.1
WRITEDOWNS/WRITE-BACKS OF FIXED ASSETS	**87.7**
TOTAL NET VALUE ADDED	**3,832.6**
Labour costs:	
- direct	318.8
- indirect	103.5
Donations and gifts [1]	0.4
Indirect and property taxes and duties [1]	6.0
PROFIT BEFORE TAX	**3,403.9**
Income tax for the year	1,057.6
NET INCOME FOR THE YEAR	**2,346.3**

1. Item 80 (b), Other administrative costs, was broken down by separating Donations and gifts from Indirect and property taxes and duties.
2. In order to bring results more into line with those of Group companies, in 2000 the criterion for posting dividends was revised. Up until the 1999 accounts, UniCredito Italiano reported dividends in the year in which they were approved by the subsidiary company, which normally coincided with the year when distributed as a part of the distribution of the prior year's income. Instead, starting with the 2000 accounts, dividends of directly held subsidiaries will be reported in the same period in which income is generated that will result in their distribution. Thus, during the first period when this principle is applied, both dividends arising from 2000 profits and those arising from 1999 profits approved during the year are included for directly held subsidiaries. The latter dividends are included among extraordinary income in an amount of 1,257 billion.

Summary statement of gross value added and its distribution

(AMOUNTS IN BILLIONS OF LIT.)

REVENUES	**6,819.6**
EXPENDITURES	**4,132.5**
NET EXTRAORDINARY ITEMS[1]	**1,233.2**
TOTAL GROSS VALUE ADDED	**3,920.3**
Divided among:	
SHAREHOLDERS	**1,256.2**
Dividends distributed to shareholders[2]	1,256.2
HUMAN RESOURCES	**437.3**
Labour costs:	
direct	318.8
indirect	103.5
Portion of net income for the period allocated to the reserve connected with the medium-term incentive system for Group staff	15.0
THE STATE, AGENCIES AND INSTITUTIONS	**1,063.6**
Indirect and property taxes and duties for the Regions and other local agencies	6.0
Income tax for the year	1,057.6
SOCIAL CAUSES	**0.4**
Donations and gifts	0.4
CORPORATE STRUCTURE	**1,162.8**
Provisions and write-downs/write-backs of fixed assets	87.7
Reserves and retained earnings	1,075.1
TOTAL GROSS VALUE ADDED	**3,920.3**

1. See note 2. on the previous page.
2. In this table, the portion of dividends relating to profits from preceding years brought forward - amounting to Lit. 126,540,661 - has been separated from the dividend allocated to shareholders at the time the 2000 Financial Statements were approved.

The breakdown of value added at UniCredito Italiano is inevitably affected by its structural characteristic as a holding company with very high financial flows with respect to the human resources who manage them, due to the fact that only a limited part of operations is allocated to the Parent Company. In the period under review, this effect was accentuated by the mentioned inclusion in 2000 accounts both of dividends that will be paid by directly owned subsidiaries in respect of year 2000 profits and of dividends approved during the year in respect of the same companies' 1999 profits.



Corporate Structure 29.66%
Shareholders 32.05%
Social causes 0.01%
Human Resources 11.15%
The State, agencies and institutions 27.13%

In fact, shareholders were allocated 32.05% of value added in the form of dividends, while 27.13% went to the Government, almost entirely in the form of income tax for the year. Thus, over half of value added was absorbed by the flow of dividends paid by the company and taxation connected with dividends received by the Parent Company, while only 11.15% went to human resources. The allocation of financial resources was significant (29.66%), as confirmation of a dividend distribution policy that does not lose sight of the need to strengthen the company's capital base, which is necessary to ensure the continuity of the company, the maintenance of value for shareholders and financial support for our ongoing business and geographic expansion programmes.

A project in support of sustainability: The Integrated Management System

To obtain concrete results by translating our commitments into action designed to bring about improvements: this is the path that UniCredito Italiano initiated with the implementation of the Integrated Environment and Safety Management System.

The goal is to fully integrate environmental, health and safety matters into our decision-making processes, into the way we conduct and manage corporate activities and into our day-to-day behaviour: in short, into our way of "being a company and doing business."

The publicly recognised outside standards used as a reference for building the integrated management system are, with regard to environmental issues, International Standard ISO 14001 and the European Community Regulation EMAS (Eco-Management and Audit Scheme), and, for aspects related to the health and safety of workers, Legislative Decree 626/94 as amended and supplemented.

The decision to build a single management system for the environment and safety is based on the conviction that this integration will create value. In fact, the systematic and integrated approach will not only make it possible to enhance synergies and reduce duplications, but will also make it more efficient to manage those areas, which, by their nature permeate and affect all company activities.

Attention to the environment, prevention of risks affecting the health and safety of workers, putting people at the centre of the workplace and sharing the social values of living together are commitments that require broad, long-term planning. This is how the Integrated Management System, which is currently applied at the Parent Company and Credito Italiano, was conceived as a Group project: the results of work completed may open the way for other UniCredito Italiano federated banks and companies wishing to share the principles, goals and tools of integrated management and to promote the value of sustainable development. Thus, UniCredito Italiano is now taking a path, which, through a virtuous circle consisting of "problem analysis – plans for improvement – verification of results" will ensure the continuity over time of the commitment to sustainable development.

The contribution of the financial sector to sustainable development can occur at two levels:

- by improving the internal management of operations in order to make them more compatible with the environment and apt to build a healthy and safe workplace;
- by adopting corporate strategies and policies designed to promote virtuous behaviour, including that of outside entities in the environmental and safety fields.

The UniCredito Italiano Integrated Management System is structured in such a way as to pursue improvement on both fronts on the basis of an analysis of direct as well as indirect aspects. The direct aspects are those resulting from company operations (the consumption of paper, energy, etc.), while the indirect aspects are those which, although not under direct management control, relate to the ability of UniCredito Italiano to influence, through its policies and strategies, the behaviour and environmental and safety records of other economic players (investors, customers, suppliers, etc.).

We have taken the first steps...

Knowledge is the basis for the development of conscious efforts that are properly aimed at sustainable development. In order to properly structure the Integrated Management System, a thorough analysis of our business activity and the management and organisational processes of the Parent Company and Credito Italiano was first carried out in order to identify areas of direct and indirect impact, assess those that are most significant and plan appropriate improvement measures.

The data on environmental impact and safety, which are presented below, were gathered and analysed through an in-depth field assessment, which was carried out for the implementation of a management system that meets the requirements of the EMAS Regulations. This was carried out between May and December 2000 simultaneously for UniCredito Italiano and Credito Italiano and required several months to complete. Thus the data collected and processed refer to 1999.

Direct effects on the environment

The direct effects of banking are mainly related to office work and the use of dedicated facilities and equipment. The extent of the environmental and safety impact is related to site size: thus, a proper valuation must take into account parameters such as the number of employees and the space occupied by offices. The operations of the Parent Company are concentrated at five principal sites located in the Milan metropolitan area.

The operations of the Parent Company are of particular importance with regard to their ability to influence outside parties. However, this does not mean that the "direct" environmental effects associated with its operations are negligible, although in terms of size and overall impact, these have a more modest impact than those of other Group entities.

Natural resource and raw materials inputs

The factors of production needed for the operations of the Parent Company and Credito Italiano are the consumption of energy, water and raw materials.

Consuming energy means using electricity for operating equipment, lighting, heating and air-conditioning; natural gas is the main resource used for heating, while fuel oil is used at only one site.

In service companies, the use of raw materials and, to a lesser extent, water, represents consumption that is linked to behavioural factors to a greater degree. The most significant raw materials are paper, due to its impact on natural resources, and printer toner and cartridges, due to the problems associated with their disposal at the end of their life cycle. With regard to the use of the main raw materials and water supplies from the water main, the analysis of data collected shows a high degree of fluctuation in per-person consumption from site to site indicating that there are margins for improvement, which are currently being studied.

General information

Number of employees	3,663
Space occupied (square metres)	180,814

Annual Consumption of electricity, methane gas and fuel oil

Electricity (Kwh per square metre)	219
Methane gas (cubic metres per square metre)	6*
Fuel oil (litres per square metre)	8**

* This figure is for four buildings with an overall area of 142,194 square metres.
** This figure is for a single building with occupied space of 38,620 square metres.

Annual consumption of paper, toner and cartridges – Total and per capita

	Paper	Toner and cartridges
Annual consumption (Kg)	879,244	7,170
Per capita consumption (Kg /No. of employees)	240	2

Annual consumption of water

Annual consumption (Cubic metres)	175,066
Per capita consumption (Cubic metres/No. of employees)	48

Environmental emissions

Annual waste production (by main types of waste)

Paper for pulping (Kg)	742,464
Waste paper (Kg)	136,700
Toner and cartridges (Kg)	7,170
Plastic (Kg)	29,590
Packaging materials (Kg)	41,060
Municipal solid waste (No. of bags/day)	131
Municipal solid waste (Kg)	172,920

Note: The figures for environmental impact in the tables refer to the five buildings of the Milan offices of UniCredito Italiano in which other Group companies also have their offices. Average values are calculated on the overall number of employees occupying these buildings and the total flloor-space of these buildings.

Environmental emissions

The production of waste is one of the most significant effects of UniCredito Italiano's operations. The analysis was based on a survey of data regarding the quantity of waste produced, the existing level of differentiation and the analysis of current procedural systems for their management.

In addition to a reduction in the quantity of waste produced, potential improvements include perfecting the waste data collection system (for the purposes of assessing the importance of the problem and checking and verifying performance) and the degree of differentiation of waste collected.

With regard to the differentiated collection of waste, in all offices, this practice is carried out for paper, toner, used cartridges, plastic and packaging materials. For other types of differentiable waste (glass, cans, wood, electrical materials, etc.), at the moment collection efforts are carried out with a different degree of intensity, and there is therefore considerable room for improvement.

Issues regarding water discharges, atmospheric emissions and noise are not particularly significant in relation to the Parent Company's operations. Water discharges are of a normal civilian nature. For atmospheric emissions (from extractors and boilers), which are regulated by legal limits, the focus is on improving existing management systems to ensure compliance.

Commuting to work and emergency management

The analysis of problems associated with staff commuting to work, in terms of environmental impact, is however of greater interest. The percentage figure for the use of public transport to reach the central Milan offices of Cordusio and Prati is particularly impressive.

Emergency management is primarily concerned with fire risks. From this standpoint, in accordance with the provisions of current laws, each office has an emergency evacuation plan, which is properly updated and disseminated to staff and visitors, and which is referred to for the performance of periodic emergency drills. In addition, regular inspections are conducted regarding the ongoing efficiency of fire fighting devices.

Staff commuting to work


Employees
who use private
transportation
21.4%
Employees
who use
public transport
78.6%

Indirect effects on the environment

For UniCredito Italiano, assuming the responsibility of working for sustainable development has meant being aware that the realm of action of a financial institution must go beyond mere environmental controls and the safety of its operations.

UniCredito Italiano's indirect effects are primarily translated into the ability to persuade and stimulate corporate customers - through credit policies, formal agreements and the dissemination of information, conveying the value of a positive approach as a strategic competitive factor - to support sustainable development.

On this front, UniCredito Italiano has launched a multifaceted, diversified series of initiatives and measures.

In addition to arranging and participating in conventions, conferences and seminars aimed at creating awareness and providing information on environmental management systems and the role of the financial sector in promoting them (see box below), UniCredito Italiano has focused its efforts on defining innovative tools for promoting sustainable development in companies.

Certain initiatives were aimed at disseminating technical and scientific information within the industrial sector: UniCredito Italiano has promoted and participated in several conventions on environmental issues. These events included the following:

- 16 March 1999 – "Environmental certification and corporate development: what incentives exist for greater dissemination of existing systems?" promoted by UniCredito Italiano and the Polytechnic Institute of Milan;
- 20 October 1999 – 12th Conference on Chemistry, "Latest situation on environmental information in chemical companies: The 'Seveso bis' Directive, Environmental Report and EMAS Statement" arranged by Federchimica
- 15 December 1999 – the convention "Italian industry and the challenge of environmental innovation: tools, strategies and success stories," organised by the Kyoto Club.

In March 2000 UniCredito Italiano also contributed its experience to a seminar, arranged as part of the Observatory of Environmental Management Systems of IEFE and Bocconi University, called: "The environment and financial intermediaries: the realities and myths of a relationship to be built" with the objective of exploring the role that various participants in the financial sector (banks, mutual funds, insurance companies, etc.) play or could play in encouraging the spread of environmental management systems.

These actions are a concrete response to the commitments assumed by UniCredito Italiano at the international level with the signing in June 1998 of the statement promoted by UNEP (the United Nations Environment Programme), the "Statement by Financial Institutions on the Environment & Sustainable Development," and at the national level by signing the Letter of Understanding with the Ministry of the Environment in March 2000.

Based on a review of the degree of sensitivity of Italian companies, several development options were first defined for the effective involvement of UniCredito Italiano in the environmental area. To be specific, an "integrated" solution was developed in support of corporate environmental certification called "Formula A," which is linked, through a separate mechanism, to another initiative – the "Green Bond" – which has the objective of providing innovative finance for the development of environmental qualification. In addition, to understand and to determine what the actual needs and difficulties of entrepreneurs and market participants in the area of the environment and safety are and to provide appropriate and effective answers, UniCredito Italiano, in collaboration with major partners, also started an online information and assistance service through the establishment of "Greenlab," a portal specialising in the environment and safety.

Formula A

Formula A is the result of field research which enabled UniCredito Italiano to better understand the needs of companies in the environmental area, which showed that there was a need to offer a range of services capable of meeting diversified requirements.

Formula A offers "modular" services such as subsidised finance for small and medium-sized businesses, which is aimed at covering the expense of implementing an environmental management system, obtasining the assistance of a leading consulting firm and insurance cover for risks associated with modifying equipment.

Green Bond

The Green Bond is a financial instrument developed by UniCredito Italiano. Its purpose, is to provide incentives for the spread of environmental certification through collaboration between industries and banks. Green Bond leverages the sense of responsibility of large companies and their capacity to mobilise a large number of companies - their own suppliers.

In terms of placement the Green Bond is targeted at multinational companies operating in Italy and is designed to establish a dedicated credit limit for subsidised loans to small and medium-sized businesses from their own sector, to cover expenses connected with environmental certification. This financing vehicle is also targeted at trade associations and groups of companies interested in promoting environmental certification in small and medium-sized companies.

At present, the following companies participate in this initiative: Fiat Auto, the Falck Group, Permasteelisa, Enel, Enichem and STMicroelectronics.


Greenlab

The specialised portal, Greenlab

The purpose of Greenlab (www.greenlab.it) is to gather information and services on environmental topics, health and safety in order to assist companies, public and private agencies and in general all participants in the sector, to use an approach for better internal and external management, with the goal of increasing efficiency and reducing waste.

Through the portal, UniCredito Italiano intends to provide discussions and support of a technical and specialised nature, with benefits for the management of specific problems, and to offer in the future a showcase of products and suppliers in the environmental and safety market with the ability to buy or sell quality items online.

At present, this project, which was launched in September 2000, has completed the design and graphic construction phase for the site and developed some of the areas planned.

Worker safety and health

The Integrated Management System incorporates a number of specific activities for the management of worker safety and health in compliance with the provisions of Legislative Decree 626/94 (as amended and supplemented). Efforts are aimed at safeguarding the physical integrity and health of individuals, monitoring safety conditions of equipment and ensuring a healthy work environment.

The medical examinations dictated by current laws for employees assigned to use equipment with monitors are planned and scheduled by the Prevention and Protection Department and are carried out by the authorised doctor taking into account the characteristics of the workplace, ergonomic criteria and changes in activities.

The occurrence of accidents is very limited and primarily involves commuting accidents. This and more general considerations on the type of activity performed, which is characterised by sources of risk of a predominantly behavioural nature, shed light on the importance of information and training measures focused on the individual with the aim of increasing awareness of the role of prevention, including outside normal working activities.

Accident data

	No. of accidents	Frequency index	Severity index
Accidents occurring in the office	5	0.11	0.01
Travel accidents*	32	0.71	0.16

* These include accidents occurring outside the office during work hours and in transit to and from the workplace.

Below are some of the measures taken by UniCredito Italiano, which, together with training and information initiatives, are in keeping with this approach.

Passive smoking

The hazards associated with burning tobacco have led the scientific and technical community to indicate an urgent need to initiate preventive programmes aimed at reducing and/or eliminating the risk of "passive smoking" in closed environments. The growing interest of public opinion in, and increased sensitivity of employees and company union organisations to this topic have led the Parent Company and Credito Italiano to take precautionary measures and steps, not least in relation to the need to ensure greater protection of health and safety at work, which were soon adopted by other Group companies. These measures, the implementation of which cost over Lit. 90 million, involved the banning of smoking in work areas (with the exclusion of specifically marked areas) for a healthier environment, and thus, the greater well being of individuals, and the posting of special "No Smoking" signs in areas frequented by customers and the public.



Cancer prevention

For several years at the Parent Company and Credito Italiano (Milan and Rome) screening has been offered to female personnel of the companies, including diagnostic examinations (pap tests) and breast and gynaecological examinations. Examinations are scheduled every 15 to 18 months. Staff are advised of the dates of the examinations, which are performed at the medical units of the large offices.

Organisational structure of the Integrated Management System

The project of building the System, which is currently still in the implementation phase, started off with the definition of the organisational structure needed for its operation.

In fact, the gradual assimilation of a corporate culture that will lead to the entrenchment (in decision-making processes, management dynamics and individual behaviours) of the values that guided the environmental, social and safety policies of UniCredito Italiano, requires that the areas that perform a key role in the implementation and proper operation of the Integrated Management System be identified, involved, sensitised and made aware of their responsibilities.
The organisational structure includes a staff unit reporting direct to the Managing Director/CEO known as the Environment, Safety and Social Report Unit (ASBS), whose duty is to implement and maintain the operations of the Integrated Management System in accordance with company policy and relevant regulations.

The role of the Parent Company and management procedures

The role of the Parent Company is primarily one of directing, planning and co-ordinating activities, as well as verifying the ability of the Integrated Management System to perform the obligations defined in the policy.

The methods used by the Parent Company to carry out these activities were defined in written procedures regarding the following major activities:

- Periodic definition of environmental and safety improvement measures: the identification of areas of improvement is based on evidence of environmental and preventive aspects gathered during the analysis phase. Taking into account corporate policies and the information that results from the application of the integrated system, ASBS identifies potential areas for action that are discussed

with the relevant Group colleagues. The process of identifying, defining and implementing measures for improvement is carried out annually.

- Guarantee of complete compliance, over time, with current regulations in the area of the environment and safety: at the headquarters level, updates are continually made for applicable laws and regulations through the use of qualified and reliable sources.

- Support, information and training for all personnel: ASBS is the reference point for notifications of training requirements and information that arise in all areas responsible for environmental and safety management. The identification of overall needs, planning of necessary action and implementation at headquarters and regional levels are activities performed in collaboration with the Professional Training Centre of the Parent Company.

- Creation of awareness of the outside world and promotion of "sustainable development": the industry is fulfilling the obligations assumed by UniCredito Italiano to act as an intermediary for the promotion and spread of "eco-compatible management" tools. This action is directed upward through the definition of assessment and selection criteria for suppliers which take into account their environmental and safety records and downward through suitable credit policies and targeted financial instruments;

- Internal implementation and operating controls: control measures, on which the improvement process of the integrated system is based, are managed at headquarters level. The structuring of periodic environmental audits requires integration with periodic safety inspections that have been carried out for some time. The audits will be structured on two levels: periodic inspections at small offices performed through the use of detailed and complete verification documentation form the information base for conducting audits at the main regional offices.

Where we go from here...

The diverse nature of the environmental and safety management activities conducted by the Parent Company and Credito Italiano explains why the former focuses its efforts primarily on new credit policies, and new financial products and instruments that include environmental and safety criteria or that promote proactive behaviour; while the latter focuses its efforts on monitoring and controlling direct repercussions and improving services. The latter (which, however, are defined at the Parent Company level and will be implemented only at its sites) are presented in the section on Credito Italiano.



The Parent Company's commitment for 2001 will be focused on the following actions:

Project sharing

- Continue the campaign to create awareness internally at Group banks and companies in order to promote increasing participation in principles and objectives, and to gradually join the Integrated Management System.
- Plan and implement training for staff at the Parent Company and Credito Italiano in the area of the environment and safety in order to facilitate the sharing of the principles and commitments contained in the "Social, environmental and safety policy" and to sensitise and involve staff in the establishment, implementation and operational maintenance of the Integrated Management System.
- Initiate mechanisms for self-training and remote training over the intranet for personnel assigned to positions of responsibility in the area of operating structures.

Reduction of environmental impact

- Paper recycling: assess the technical, operational and logistical feasibility and the cost/benefit relationship of the collection of waste paper and its re-use for the production of environmentally friendly paper to be used by UniCredito Italiano.

- Purchase electricity needed for the larger installations of the Group banks. UniCredito Italiano will participate in a consortium for the production of power from renewable and non-polluting sources, from which energy of about 50 GWh/year will be purchased out of a total Group requirement of approximately 80 GWh/year.



Relationships

Part Three

Credito Italiano S.p.A.





Alberto Cravero Chairman

Gradual implementation of the principles of social, environmental and safety responsibility endorsed by UniCredito Italiano at the Group level with determination, practicality and continued commitment: this is the goal that we at Credito Italiano have assumed towards our shareholder, the market and our employees.

A bank of time-honoured traditions, which was re-established on 1 January 2000 through the spin-off of the commercial network of the Parent Company, Credito Italiano is proud to have the task of opening the way for the other federated banks in the preparation of this document, an exchange with the outside world, and is happy to report its experience (which definitely has room for improvement) to share the path towards growth, on which the essential values of focusing on the individual are a common, shared goal.

In fact, we aim to establish our identity in such a way that it comprises not only financial services and products, but also our history and capability to be present and active in the markets where we operate, with the realisation that our actions, our behaviour and the way we relate to the outside world will give more tangible and enduring results the more we share these values with our customers and the community where we operate and to the extent these values are the fruit of the common, shared labour of our employees.

Our branch network, which has doubled in size over the last ten years, offers a meaningful point. Some 40% of our new, fully operational branches were opened in the South and islands. This was a good contribution to strengthening the range of services offered to individuals and companies in those areas and also a boost to employment.

However, we must look to the future with the realisation that there is still much to be done. Our moral, environmental and safety principles must be transformed not only into business-oriented growth strategies, but also into a daily, constructive exchange with our institutional, economic and social counterparts.

We hope that in the future the Social and Environmental Report will represent a periodic opportunity to reflect on what we are and what we want to become in the areas where we have a presence. For those who read the report, it should also serve as an occasion to learn about and participate in the life of the bank.

Presentation

History

Founded in 1870 as Banca di Genova, in the early 1900's Credito Italiano already played a leading role in the development of domestic banking by contributing significantly to the industrialisation of the country.

After World War I, the Bank underwent a challenging reorganisation.
The controlling interest in the Bank and its industrial holdings were transferred to IRI, and Credito Italiano became known as a state-controlled bank.
In the framework of the banking system established by the law of 1936, the bank continued to operate in support of the economy. Expanded operations and technological progress made it possible to update operating procedures and manage the organisational structure of the Bank with advanced management methods.
With the public offer for sale of December 1993, Credito Italiano became a private sector company with a broad shareholder base. In 1995 the Bank acquired Credito Romagnolo, which was subsequently merged with Carimonte into Rolo Banca 1473.



At present, Credito Italiano is one of the seven federated banks that make up the UniCredito Italiano Group, which was established on 23 October 1998 from the union of the Credito Italiano Group (established in 1995 with the combination of Credito Italiano and Rolo Banca 1473) with Unicredito Italiano.
Credito Italiano was "reborn" on 1 January 2000 with the spin-off of the Credito Italiano Bank Division from the Parent Company, UniCredito Italiano.

At present the Bank operates through 689 offices and ordinary branches throughout the country with 10,538 employees. In addition to traditional branches, there are several channels with a better cost and revenue profile (in-store branches, investment centres, telephone banking and Internet banking).

While maintaining its traditional relationships with large corporate customers, in recent years Credito Italiano has increasingly targeted small and medium-sized companies and individuals in an effort to achieve a growing presence in the domestic market through the diversification and quality of its services.

The Bank recently established an organisational structure, which is unique in the Italian banking industry and is based on the specialisation of distribution and structured in three business divisions: Corporate, Retail and Private Banking. This model has been adopted by some of the best English, German and Spanish banks.

Organisational structure (as at 31/12/2000)


CHAIRMAN
Board of Directors
Executive Committee
Staff
General Manager
Management Committees
Inspectorate
Administration
Planning and Management Controls
Marketing Communication
Human Resources
Organisation, legal and general affairs
Retail
Private Banking
Corporate
Credits
Operations

Organisation

The year 2000 was characterised by the consolidation of the spin-off of Credito Italiano from the Parent Company, which coincided with the creation of a new organisational and commercial model. Through the specialisation of structures, including support and management structures, the aim of this model was to improve the efficiency of the distribution network. Thus the bank was divided into three business areas: Corporate, Retail and Private Banking.

The divisional model makes it possible to expand and strengthen the Bank's presence in the market in three ways: the development of skills and services that stand out from those of the competition, the focus of management systems and qualifications, and improved visibility in the market.

The new organisational structure required the redefinition of roles and procedures, the modification of the configuration of branch information systems for *managing users*, the re-assessment of account manager portfolios and new reporting lines in Regional Management offices. In addition, adjustments were made to the procedure for transmitting orders to markets and for settlement procedures following the start-up of Trading Lab, *online trading and after-hours* services.

The Corporate network is made up of 7 Regional Management offices and 72 branches; the Retail network consists of 8 Regional Management offices and 87 branches; and the Private Banking network consists of 54 business units.

Geographical distribution

In 2000 the branch network increased by 5 units following the opening of 5 ordinary branches, 3 agency and/or company branches, 2 in-store branches and 2 investment centres. On the other hand, in accordance with the antitrust provisions of the Bank of Italy, 4 ordinary branches were sold.

Taking into account the reorganisation of the branch network and the fact that foreign branches and representative offices remained within the Parent Company, Credito Italiano has 1,028 offices.

The branch network

Type	Number
Offices and ordinary branches	689
Investment Centres	2
In-store branches	4
Outside Private Banking units	19
Customs branches	2
Cash and foreign exchange bureaus	1
Branches at agencies and/or companies	67
Separate branches offering ancillary services	1
Total banking offices	**785**
Corporate automated tellers, remote automated tellers, separate branches for ancillary and treasury services	243
Total	**1,028**

Geographic breakdown of banking offices and automated teller machines


NORTH-EAST
123
11.9%
NORTH-WEST
353
34.3%
CENTRAL
238
23.1%
SOUTH
213
20.7%
SARDINIA
AND SICILY
101
9.8%



Automated teller machines (over 1,000 units) are installed at nearly all ordinary branches and also located within agencies and companies and in public places. There were approximately 31 million transactions (up by 5% over the prior year) for a total amount of over Lit. 7,238 billion. This year there was also a further increase in POS operations. In fact, by the end of the year, over 8 million transactions (up by 21% over the prior year) had been carried out on the over 9,500 POS devices owned by the Bank, for an equivalent of Lit. 1,463 billion (up by 24% over the prior year).
The number of credit and debit cards remained constant, including the nearly 800,000 Creditplus cards, which are unique since they can be used for payments in Italy and abroad.

Human resources

The history of Credito Italiano is closely tied to the evolution of UniCredito Italiano. Accordingly, the policies relating to the management and development of human resources, as defined and presented in the section on the Parent Company, can naturally be considered to be adopted by the Bank, since such policies are created, expanded, applied and shared in or through the Bank.

Thus, the data and information provided below serves to reproduce for Credito Italiano the informational background presented in the section on the Parent Company, which should be consulted for references to the policies and description of the means used to apply them.

Credito Italiano has 10,538 employees. Excluding Lombardy, where over 24% of our staff work, there is a average presence in regions of 4% with peaks in Latium (12.4%), Piedmont (9.6%) and Campania (7.3%).

Following the re-organisation resulting from the specialisation of the network into three business areas (Corporate, Retail and Private Banking) and the ensuing growth in professional positions together with the gradual downsizing of employees in clerical and back office positions, managerial staff represented 35% of the overall employee population of Credito Italiano.

Female staff represented 25% of total employees, with a percentage of part-time contracts that exceeds 38% among female staff.

Composition of staff by category

Categories	Men	Part-time	Women	Part-time	Total
Senior managers	118				118
Executives	3,213	1	395	10	3.619
Clerical staff	4,475	83	1,353	854	6,765
Messengers/Auxiliary workers	36				36
TOTAL	**7,842**	**84**	**1,748**	**864**	**10,538**

Although the category of employees with average length of service of 16 to 30 years predominates (65%), the percentage of staff at Credito Italiano with less than 15 years of service (28%) is significant enough to indicate a trend towards the recruitment young people and the creation of new professional positions.

Breakdown by length of service



12,000
10,000
8,000
6,000
4,000
2,000
0
7,926
387
3,726
2,569
1,244
2,612
387
1,492
515
218
10,538
774
5,218
3,084
1,462
Men
Women
Total
Up to 10 years
From 11 to 20 years
From 21 to 30 years
Up to 30 years

Breakdown by age



12,000
10,000
8,000
6,000
4,000
2,000
0
7,926
1,204
4,024
2,303
395
2,612
637
943
790
242
10,538
1,841
4,967
3,093
637
Men
Women
Total
Up to 30 years
From 31 to 40 years
From 41 to 50 years
Over 50 years

Average length of service and average age by category

Categories	Average length of service Men	Average length of service Women	Average age Men	Average age Women
Senior managers	25.0		47.9	
Executives	20.5	18.5	43.9	41.1
Clerical staff	19.6	19.5	43.6	41.7
Messengers/Auxiliary workers	17.0		44.8	

Protected categories

	Total
Disabled (Article 1 of Law 68/99)	815
Orphans, widows, refugees (Art. 18 of Law 68/89)	470
Total	**1,285**

Career development, incentives and salaries

During the year there were 931 promotions overall affecting approximately 9% of staff. Of these, 209 concerned female staff representing a percentage in excess of 22%, which is nearly the same percentage in all types of promotions, with the exclusion of promotions to senior management.
Although there was a slight decline in staff, overall managerial staff increased by 268 employees or by 7.72%.

Career development: promotions

From 1.01 to 31.12.2000	Men	Women	Total
Messengers/Auxiliary workers promoted to Clerk	36		36
Promotions within clerical categories (up to Office Supervisor)	258	106	364
Clerks promoted to corporate officers and supervisors (to 30.4.2000)	95	31	126
Corporate officers promoted to supervisors to 30.4.2000	10	4	14
Clerks/corporate officers/supervisors promoted to executives to 30.4.2000	45	7	52
Clerks promoted to management officers starting 1.5.2000	123	35	158
Promotions within categories of management officers starting 1.5.2000	91	23	114
Promotions to senior managers starting 1.1.2000	67		67

In 2000 there were 367 new recruits (80% of which under permanent contract) and 391 reductions, of which 147 employees were given separation bonuses with an outlay of Lit. 16.1 billion.

Temporary contracts were entered into to cover operations in excess of normal production: these were activities dedicated to the implementation of the new Group information system, UNISIG. Approximately 90% of the temporary contracts that expired in 2000 were converted to permanent contracts.

Recruits


Work training contracts 0.3%
Recruitments under temporary contracts 19.1
Recruitments under permanent contracts 80.6%

Leavers


Retirements 0.3%
Deaths 3.3%
Early retirements 28.4%
Expiration of temporary contracts 17.9%
Dismissals 1.0%
Voluntary resignations due to transfers to Group companies 6.9%
Voluntary resignations 42.2%

In order to give all staff a tangible sign of the Group's success, in 2000 a plan was initiated to allocate to most employees a quantity of common UniCredito Italiano S.p.A. stock, which was issued pursuant to Article 2349 of the Civil Code and is subject to a restriction making it unavailable for a period of 3 years from the issuance date, in an amount of Lit. 4 million for each employee, as a part of a revision of the corporate incentive structure.

In general, the tables in the National Collective Labour Contracts are used for determining salaries. As already noted for UniCredito Italiano, the search for new professionals, who are not necessarily from the banking industry, resulted in a slight increase in the average level of salaries for managerial staff.

Average gross salaries

Categories	Thousands of Lit.
Senior managers	185,609
Executives	87,237
Clerical staff	54,287
Messengers/Auxiliary workers	42,229

The new National Collective Labour Contract introduced the "hour bank" regulation. The approval rating by employees, the impact of this overtime mechanism on payroll costs and the ways in which employees take advantage of this flexible tool will be analysed in the coming years in order to assess its functionality and effectiveness. With regard to 2000, the data for office workers show per capita additional work hours averaging a total of 52 hours.
Overtime as a percentage of total work hours was 2.1%. On the other hand, 115,292 hours were "deposited" in the hour bank, representing a little more than 1% of total work hours.

Overtime (No. of hours)

	As at 31.12.2000
Clerks	
men	183,516
women	41,959
Messengers/Auxiliary workers	
men	1,292
women	-
TOTAL	**226,767**

Training and skill development

The organisation of continuing training programmes for the improvement of employees is a key aspect of the plan for implementing the guiding principles of the company. In the area of managerial training, there is a continuing commitment to developing skills. Training options have favoured short courses aimed at developing specific skills.

Training hours by type



Advanced technical-professional 5%
Managerial and skill development 9%
Basic technical-professional 86%

Training content

TYPE OF TRAINING	Personnel involved	No. of hours
Basic technical-professional	2,732	109,702
Advanced technical-professional	519	6,338
Managerial and skill development	668	11,612
Total	**3,919**	**127,652**

Employee qualifications by category

	Senior managers		Management officers		Clerks		Auxiliaries/ Messengers		Total	
	Men	Women	Men	Women	Men	Women	Men	Women	Men	Women
University degree	40		937	96	832	316			1,809	412
Higher Education diploma	78		2,259	289	2,777	1,463			5,114	1,752
Secondary Diploma			18	20	844	422	33		895	442
Elementary school					99	4	8		107	4
Not available					1	2			1	2

21.1% of Bank staff hold a university degree; (28.7% of management officers and senior managers).
The faculties that provide the most employees (in addition to economics and business, economics of the firm and banking and finance) are law and political science.

Type of university degree


Mathematics, Statistics, Economic statistics
0.6%
Literature
1.7%
Languages
3%
Other
4.1%
Political Science
10.6%
Law
26.8%
Economic and banking disciplines
53.2%

Percentage breakdown of staff qualification


Secondary Certificate
12.7%
Elementary Certificate
1.1%
University Degree
21.1%
Higher education diploma
65.2%

Union relations

As part of a long-standing tradition, union relations based on an open and constructive dialogue continue at the new entity resulting from the spin-off from UniCredito Italiano.

During the year, meetings with union organisations occurred at a rapid pace in accordance with the provisions of the new national collective labour contract for the sector, which significantly increased the opportunities for discussion. The most significant event was the reform of reporting lines, which was translated into the application of the new contractual provisions regarding management officers and new senior management. Other important issues were the staff incentive system tied not only to individual results but also to performance achieved at the "team" level, ongoing training and the professional and career development of staff.

During the first half of 2001, negotiating parties will be engaged in the renewal of the Supplemental Company Contract. Union membership at Credito Italiano is approximately 70%.

Absences

In 2000 the staff at the Bank had a total of about 158,000 days of absence (a little less than 15 days per person with an average of 6.8% of total work days).

Absences

Causes	No. of days
Illnesses, accidents and medical appointments	94,300
Maternity leave	18,800
Family or personal reasons (bereavement, family assistance, birth of children, educational reasons, etc.)	9,000
Union leave	15,150
Blood donation	1,340
Other reasons	19,400
Total	**157,990**

Supplemental assistance, pension fund, subsidised loans and company services for employees

Credito Italiano provides all the forms of employee assistance and support in use within the Group. The table summarises contributions made for these types of activities for the year 2000.

Cost to Company of fringe benefits

(MILLIONS OF LIT.)	2000
Health insurance	6.100
Pension fund	56.057
Scholarships for the children of employees	1.265
Assistance for the children of employees	1.637
Assistance for disabled family members	387
Length of service payments	12.376
Cultural and recreational activities	372
Personal loans	59

As at 31 December 2000 there were 10,365 individuals enrolled in the pension fund (over 98% of staff).
Subsidised loans were made up as follows: 64 loans for household needs, 411 new mortgages for first homes and 9 for second homes. Credito Italiano entered into insurance policies for its employees with the same features as those described for UniCredito Italiano. The Company paid the insurance company approximately Lit. 15,000 per person for these policies.


Synergy

Other partners

Customers

The following table shows the breakdown of customer deposits by sector of activity.

Deposits by sector of economic activity

(AMOUNTS IN BILLIONS OF LIT.)	31.12.2000		1.01.2000	
	Amounts	% of total	Amounts	% of total
Governments	**872.6**	**2.53%**	**1,250.9**	**3.32%**
Finance companies	**2,751.4**	**7.97%**	**5,868.6**	**15.59%**
Non-finance companies and manufacturing groups:				
- Agricultural, forestry and fishing products	95.1	0.28%	87.2	0.23%
- Energy products	119.8	0.35%	78.6	0.21%
- Minerals and ferrous and nonferrous metals	103.4	0.30%	109.3	0.29%
- Minerals and non-metallic products	183.3	0.53%	166.7	0.44%
- Chemical products	217.3	0.63%	244.2	0.65%
- Metal products	265.5	0.77%	242.4	0.65%
- Agricultural and industrial machinery	703.0	2.04%	586.7	1.56%
- Office equipment	77.0	0.22%	63.2	0.17%
- Electrical material and supplies	714.0	2.07%	349.7	0.93%
- Transportation	398.8	1.15%	193.6	0.52%
- Food products, beverages, tobacco	205.7	0.60%	215.4	0.57%
- Textiles, leather, clothing	711.3	2.06%	449.0	1.19%
- Paper, printed products, publishing	99.3	0.29%	125.2	0.33%
- Rubber and plastic products	109.8	0.32%	106.6	0.28%
- Other industrial products	205.1	0.59%	191.7	0.51%
- Building and civil engineering	562.9	1.63%	536.2	1.43%
- Business services	1,407.4	4.08%	1,461.8	3.88%
- Services of hotels and public commercial concerns	106.2	0.31%	93.2	0.25%
- Domestic transportation services	99.6	0.29%	65.6	0.17%
- Sea and air transportation services	69.7	0.20%	80.0	0.21%
- Transportation-related services	145.7	0.42%	171.4	0.46%
- Communications services	42.4	0.12%	142.4	0.38%
- Other services for sale	1,185.0	3.43%	1,113.4	2.96%
	7,827.3	**22.68%**	**6,873.5**	**18.27%**
Private institutions	**2,417.6**	**7.01%**	**2,912.4**	**7.74%**
Consumer households	**20,641.6**	**59.81%**	**20,727.1**	**55.08%**
Total for residents, in eurozone and foreign currencies	**34,510.5**	**100.00%**	**37,632.5**	**100.00%**
Remainder of world	**1,029.7**		**1,742.7**	
TOTAL	**35,540.2**		**39,375.2**	

It is interesting to note that over half of deposits (59.81%) are from consumer households, and another significant portion comes from finance companies (7.97%), while only 22.68% is raised on the whole from all other sectors of economic activity. To assess fluctuations in savings, it is necessary to review the corresponding table of loans that follows, which is broken down by the same sectors of activity.

Loans by sector of economic activity

(AMOUNTS IN BILLIONS OF LIT.)

	31.12.2000		1.01.2000	
	Amounts	% of total	Amounts	% of total
Governments	**1,770.4**	**3.26%**	**1,517.2**	**2.99%**
Finance companies	**8,630.6**	**15.87%**	**9,089.7**	**17.92%**
Non-finance companies and manufacturing groups				
- Agricultural, forestry and fishing products	357.3	0.66%	318.9	0.63%
- Energy products	1,593.2	2.93%	1,655.3	3.26%
- Minerals and ferrous and nonferrous metals	921.8	1.69%	789.1	1.56%
- Minerals and non-metallic products	576.6	1.06%	641.6	1.27%
- Chemical products	938.5	1.73%	783.5	1.54%
- Metal products	1,167.0	2.14%	901.3	1.78%
- Agricultural and industrial machinery	1,300.7	2.39%	1,501.5	2.96%
- Office equipment	314.6	0.58%	270.8	0.53%
- Electrical material and supplies	1,003.8	1.85%	778.1	1.53%
- Transportation	983.4	1.81%	764.4	1.51%
- Food products, beverages, tobacco	1,413.5	2.60%	1,269.4	2.50%
- Textiles, leather, clothing	1,985.0	3.65%	1,755.2	3.46%
- Paper, printed products, publishing	623.8	1.15%	434.6	0.86%
- Rubber and plastic products	438.8	0.81%	437.4	0.86%
- Other industrial products	970.5	1.78%	870.6	1.72%
- Building and civil engineering	1,765.5	3.24%	1,682.4	3.32%
- Business services	6,066.9	11.16%	5,291.7	10.43%
- Services of hotels and public commercial concerns	419.3	0.77%	408.8	0.81%
- Domestic transportation services	321.1	0.59%	418.0	0.82%
- Sea and air transportation services	325.0	0.60%	163.0	0.32%
- Transportation-related services	593.3%	1.09%	528.8	1.04%
- Communications services	393.4	0.72%	769.2	1.52%
- Other services for sale	3,253.3	5.98%	3,002.6	5.92%
	27,726.3	**50.98%**	**25,436.2**	**50.15%**
Private institutions	**551.2**	**1.01%**	**1,153.9**	**2.27%**
Consumer households	**15,707.8**	**28.88%**	**13,526.9**	**26.67%**
Total for residents, in eurozone and foreign currencies	**54,386.3**	**100,00%**	**50,723.9**	**100,00%**
Remainder of world	**1,330.2**		**831.1**	
TOTAL	**55,716.5**		**51,555.0**	

In the area of loans, operating companies and manufacturing groups naturally absorb the majority of available resources (50.98%), while consumer families take a little more than one fourth (28.88%) of total loans. On the other hand, for finance companies the amount lent (15.87%) is double the amount deposited (7.97%).

Telephone and home banking

During the year, there was continued growth in remote banking activities through specific services such as ProntoCredit telephone banking, for which over 287,000 users qualified (in addition to the nearly 29,000 users of ProntoCreditBusiness, the specially designed service for professionals and entrepreneurs). 281,000 securities transactions were settled amounting to Lit. 3,240 billion, and approximately 20,000 bank transfers were made through the telephone banking service.


Benvenuti in Online.Credit



There was also significant growth in the Online.Credit service, a home banking service accessible by retail customers over the Internet, with information functions (balance and current account movements, cheque clearing status, status of securities deposited) and operational functions (bank transfers) in a multi-channel context (customer access codes and information are the same as those provided using the telephone banking service). During the year 2000, operational functions were also activated for securities, thereby significantly increasing the potential use of this tool, which now allows customers, from their homes or anywhere else, to conduct a large number of transactions for which it was previously necessary to be physically present at the bank to place the authorised, operational signatures on forms. At the end of 2000 over 94,000 users had enrolled in the Online.Credit service (in addition to the over 12,500 users of the dedicated corporate service), of which more than 23,000 have completed securities trades, which totalled 480,000 during the year and amounted to Lit. 4,850 billion. Transaction security is guaranteed by passwords and electronic authentication and authorisation keys that are delivered to customers at the time the service is activated.

Credito Italiano is a participant in UBM's Trading Lab® project, which was already described in the section on the Group, and which provides access, inter alia through the website www.tradinglab.com, to best bid and asked prices on amounts available, updated every minute, the last contract traded (price, quantity and time-stamp) and on risks (pricing information is also made available on special Televideo pages).

Commercial packages (Genius, Investor, Imprendo)

In the year 2000 the marketing of the Genius and Investor packages continued.
The former is targeted at normal account holders and its main characteristic is that the account maintenance charge is for a flat amount paid monthly, which covers inter alia the Bancomat cash and debit card, the CartaSi credit card, an unlimited number of transactions, postal charges, the mailing of an account statement, cheque-books and year-end closing charges. It is also worth noting that it is possible to obtain information on current accounts and other services of the Genius package through the cell-phone Short Message Service 24 hours a day.


Genius


Investor

Investor is dedicated to those who invest in securities: they receive a quarterly newsletter with an update on the performance of their savings and clear and easy-to-understand news, commentary, analysis and articles.

The Imprendo product is a current account offered by all banks of the UniCredito Italiano Group, targeted at companies with revenues of up to fifty million lire (silver formula) or up to three billion lire (gold formula). This product has a fixed monthly charge and a basket of banking and non-banking benefits dedicated to entrepreneurs, their family members and employees: these include a system to reduce telephone costs, benefits for the purchase of petrol coupons, a free corporate Telepass (automatic motorway toll), a check-up under Legislative Decree 626/94 in collaboration with Beghelli S.p.A., and car leasing benefits offered by Locat S.p.A. In just eight months since the start-up date, there have been over 40,000 new participants.


IMPRENDO

Credito Italiano and Tecnocasa launch a bank for home buyers

The business plan, which was jointly defined by Credito and Tecnocasa, a leading player in the franchised real estate business, expands existing co-operation between the two companies through the establishment of a new venture called Adalya Banca Immobiliare, which will start operations in 2001 after completing the Bank of Italy approval process. The new bank will:

- Offer customers a broad and innovative range of financial products related to the home, from mortgages to financing for refurbishment and insurance;
- Integrate the offering of financial products with home services (plumbing, electrical work, etc.).

Quality and transparency

The following are some of the steps taken to improve the quality and fairness of customer relationships:

- The technical modifications and implementation aimed at making it possible to compound interest receivable on an interim basis – Resolution CICR 9.2.2000 "Compounding";
- The establishment of monitoring aimed at measuring the quality and levels of service provided over time to external and internal customers by existing structures;
- The execution of modifications and implementations regarding transparency aimed at creating new functionality, which at the time new current accounts are opened, will provide customers with greater detail on, e.g., interest compounding periods and the corresponding effective annual rate.

Complaints

In 2000 a total of 3,169 complaints were received; in 101 cases, in order to resolve the issues raised by customers, arrangements were made for the disbursement of a total of Lit. 399 million.

Of all the complaints received and managed using the "Complaint Office" procedure, only one case was resolved with an unfavourable ruling against the bank by the Bank Ombudsman resulting in an outlay of Lit. 342,000.

	1st half of 2000	2nd half of 2000
Number of complaints	1,486	1,683

The change should be seen as a natural phenomenon: in the securities sector there was a higher percentage, which, in any case as a percentage is inversely proportional to growing business volume.

Complaints broken down by type of product/service/activity

Subject of complaint	1st half of 2000	2nd half of 2000
1. Products/services		
Current accounts and savings deposits	508	792
Securities	296	205
Mutual funds and asset management accounts	73	49
Short-term credit facilities	114	126
Personal loans/Creditcasa	43	67
Medium-term loans and mortgages	98	121
Bank transfers	52	36
Salaries and pensions	23	5
Credit cards	18	12
Automated teller machines/POS	38	41
Cheques	81	67
Bills	9	17
Insurance policies	27	30
Other	79	80
2. General organisational matters	**27**	**35**
TOTAL	**1,486**	**1,683**

It should also be noted that 309 complaints were received that concerned matters that required annotation in the "Complaint Book" established pursuant to legal and regulatory requirements that govern securities brokerage activities, for which a specific report is written that is submitted to the Board of Directors and Audit Committee.

Suppliers

Credito Italiano has 2,433 suppliers, most of which are located in the North-west. The social and environmental contribution that the Bank can make through its relationship with its suppliers, stakeholders and partners can be on two levels: on the one hand, it is connected with the economic development of related businesses in areas where it has installations; and on the other hand, it is the result of the potential to promote, through appropriate efforts to sensitise or select suppliers, "sustainable" behaviour, including those upstream from the operations of, and decisions made directly by the Bank.

Breakdown of suppliers by geographic location


South 4.2%
Sardinia and Sicily 2.3%
Central 9.7%
North-east 9.3%
North-west 74.2%

Institutions and social causes

Ministry of the Environment

Under the Letter of Understanding between UniCredito Italiano and the Ministry of the Environment (already mentioned with regard to the relationships of the Parent Company with institutions), Credito Italiano was the operating entity that launched the Green Bond and placed it with multinational companies that underwrote the first tranche. Further tranches will be targeted at other investors (associations, groups of companies, etc.) that are interested in initiating registration in small and medium-sized companies operating in their sector.
For the management of these transactions, Credito Italiano applies a minimum spread of 0.5% to cover the costs incurred, and to be incurred, including the risk of potential bad debts.

Italian Exchange Office and Efforts to Prevent Money Laundering

In 2000 130 transactions which, under anti-money-laundering regulations, were suspicious were reported by our branches to the Italian Exchange Office (99 in 1999).

Relationships with associations and donations

In 2000 Credito Italiano continued to focus on non-profit activities through the support of individual programmes and by pursuing more wide-ranging structured joint projects with several leading associations (in particular, AISM - Italian Multiple Sclerosis Association - and AIRC - Italian Cancer Research Association).
Credito Italiano's commitment is spread among many diverse sectors (see attached detail on donations) from cultural to religious areas and from social matters to medical care and scientific research.
The most significant contributions were made to:
- Consorzio Formazione Universitaria Economia Aziendale - Pinerolo
- Congregazione Figlie della Carità di San Vincenzo de Paoli – Turin
- Istituto Figlie della Carità Canossiana – Verona
- Fondazione Cardinale Giacomo Lercaro – Bologna
- Gruppo Don Tonino – Turin.

Overall donations made to agencies with social objects or in the public interest in 2000 totalled Lit. 94.5 million.

Sponsoring non-profit organisations

The fundraising campaign for the AIRC (Italian Cancer Research Association), on the occasion of National Cancer Research Day (5 November 2000), was particularly significant.

During this initiative, which involved all Group banks, Credito Italiano raised about Lit. 800 million for the Association.

The bank also sponsored other significant initiatives for non-profit organisations. On the occasion of National Multiple Sclerosis Week, the AISM (Italian Multiple Sclerosis Association) published a white paper on studies and research on the disease, performed in Italy and abroad. The volume's preparation was made possible by economic assistance provided by Credito Italiano, which allocated printing expenses for the 2,000 copies made (about Lit. 8 million).

Another charitable effort was made for Save the Children Italia, an international organisation that has been working for eighty years throughout the world to improve the life of children and their families. The Association has been in Mozambique since 1984, and contributed to the initial aid given to children affected by the flood, which in recent months affected the country and destroyed thousands of lives. .

In keeping with the request made by Save the Children to distribute special informational materials through our branches to raise funds for children threatened by diseases and in need of treatment, Credito Italiano absorbed the cost for the preparation of this material in an amount of about Lit. 10 million.

Cultural sponsorships

Due to the contribution made by Credito Italiano (180 million), Touring Club Italia, in collaboration with the Office of Artistic and Historical Heritage in Rome, was able to create the Guide to the Galleria Borghese, one of the most prestigious collections of Italian art, which, three years after re-opening to the public, did not have a guide available.


Galleria Borghese

This is a guidebook of over 500 pages that goes well beyond the ordinary museum catalogue. The guide naturally contains a systematic and scrupulously accurate listing of information and data on all works, which accompany faithful photographic reproductions. It also covers a wealth of general information, and has a descriptive ability to direct readers down the complicated path of the stylistic peculiarities and historical and cultural range that evokes the atmosphere and situations in which the works of art, which abound in the Gallery, came to light.

In the spring of 2000 an important exhibition was sponsored that was dedicated to Michelangelo and organised by the Library Foundation on Via Senato in Milan (at a cost of about 200 million).

The exibition, which was entitled *"Michelangelo, the writings and biography of a genius"* took on the character of an exceptional event presenting precious materials (letters, cards and autographed drawings from the Casa Buonarroti in Florence) that are only rarely shown to the public.



Other major sponsored events included:

- A photographic exhibition by the Alinari Brothers, *"Italy. A unique country. Photographs 1900-2000"*; a large exibition recounting the history of Italy through images. The exibition was initially hosted at the new offices of the Group subsidiary Banque Monégasque de Gestion in Montecarlo, and later in the picturesque setting of the Cervara Abbey near Santa Margherita Ligure, a splendid 14th century Benedictine monastery, which has now been restored to its original splendour by a patron of the arts.
- *"Aperitivo in concerto"* at the Manzoni Theatre, which has become a traditional event in the Milan musical scene. For the third consecutive year Credito Italiano has been a partner in the event, which hosts internationally recognised soloists and groups and includes works from classical and modern music, dedicating special attention to great jazz artists.

- An exhibition in the offices of a Private Banking Branch in Rome of the *"Carta Portolanica"* of Bartolomeo Pareto. The nautical map created in 1455 by the famous Genoa cartographer, which is held by the Main National Library in Rome and was never before shown to the public, represents a wonderful example of a library map, with its overall harmony, rich texture and the refined elements that decorate it. As such, it was created not to be used as a navigational tool but to be kept in an aristocratic home for the exclusive use of a certain important person.

- Several concerts, the most significant of which was one in Venice for the 25th anniversary of the FAI (the Italian Environmental Fund), an association with which Credito Italiano has had a collaborative relationship for several years.

- Events organised in collaboration with prestigious names in the world of fashion (Trussardi), jewellery (Bulgari) and international auction houses (Christie's).

Publishing

Credito Italiano's commitment in the area of publishing is primarily in the form of the production of the series "La Nuova Scienza" directed by Umberto Colombo and Giuseppe Lanzavecchia, whose first volume entitled "From Tribes to the Conquest of the Universe - Science, Technology and Society" came out in December 2000.



In coming years, this volume will be followed by a further four volumes that will gradually cover all major sciences, their history and technical, epistemological, applicative, social and ethical aspects, and shows their positive developments and negative impact and future prospects: *Man and Machines, Information-Based Society, Information and Biological Society* and *How Society Is Structured*: from the family to world government. The series *La Nuova Scienza* is a continuation of two previous series of Credito Italiano, *Antica Madre* and *Civitas Europea*. Science and technology have an increasing role in the economy, society and culture, but at the same time they require a number of conditions - organisation, legislation and values - that will lead to the intertwining of diverse types of knowledge and their mutual development. It is not enough to know science or realise the role played by technology: it is necessary to depict them in a way that sheds light on the interconnections with the social system, ethics and culture.

The series intends to provide this unitary, rather than hierarchical, vision of a culture that is in need of all knowledge by showing how cultural development has shaped the world and is destined to have an effect on man's future.

The publication of two volumes(Shareholder's Guide and Saver's Guide) continued; these are dedicated respectively to the stock market and the bond market and are eagerly awaited by our customers who trade in securities.

Finally, the magazine "Euromeridiana" deserves special mention. This is the quarterly magazine on economic issues created exclusively for the bank's Private Banking customers.
Euromeridiana is a summary of advanced economic research to explain the scenarios of Italian and foreign financial, stock and economic markets.

Calculation and breakdown of value added

As in the case of UniCredito Italiano, after presenting key balance sheet, financial and operating figures, the tables shown below provide essential data from the profit and loss account, which was reclassified in order to show the process for the formation of Value Added (defined as the difference between the value of production and total expenditures) and its distribution among all those, who, for various reasons, have a trade relationship with the bank, and in particular, employees, shareholders, the State, agencies and local governments.
As reported, Value Added represents the bank's ability to create wealth and distribute it among its various key stakeholders in the social context in which they operate in keeping with the optimisation of operating costs.

In addition, for Credito Italiano several specific bank ratios are reported, which it was not considered appropriate to report for UniCredito Italiano, since it is a parent company.

Summary of key balance sheet and operating data as at 31.12.2000

(AMOUNTS IN BILLIONS OF LIT.)

Total assets	**100,461.6**
Loans to customers	55,030.5
Loans to banks	26,603.1
Overall customer deposits[1]:	188,718.1
- direct[2]	39,421.1
- indirect[2]	149,297.0
Shareholders' equity	4,047.4
Net interest income	2,216.8
Total revenues	4,554.1
Revenues from services and other sources	2,337.3
Administrative costs	2,061.6
Gross operating income	2,431.6
Net income	**1,046.2**

1. At market values.
2. Due to customers and securities in issue are net of amounts subscribed by Group banks.

Reclassified Balance Sheet

Assets

(AMOUNTS IN BILLIONS OF LIT.)	Amounts as at		Changes	
	31.12.2000	1.01.2000	amount	%
1. Cash and deposits with central banks and post offices	383.3	382.7	+ 0.6	+ 0.2%
2. Loans:				
- Loans to customers	55,030.5	64,254.8	- 9,224.3	- 14.4%
- Loans to banks	26,603.1	32,376.1	- 5,773.0	- 17.8%
3. Trading securities	213.2	16,980.4	- 16,767.2	- 98.7%
4. Fixed assets:				
a) investment securities	6,492.7	8.0	+ 6,484.7	..
b) equity investments	71.7	96.8	- 25.1	- 25.9%
c) intangible and tangible fixed assets	581.1	585.7	- 4.6	- 0.8%
5. Other asset items	11,086.0	9,789.2	+ 1,296.8	+ 13.2%
Total assets	**100,461.6**	**124,473.7**	**- 24,012.1**	**- 19.3%**

Liabilities

(AMOUNTS IN BILLIONS OF LIT.)	Amounts as at		Changes	
	31.12.2000	1.01.2000	amount	%
1. Deposits:				
- Due to customers	36,398.7	42,278.4	- 5,879.7	- 13.9%
- Securities in issue	10,380.3	3,485.1	+ 6,895.2	+ 197.8%
- Due to banks	34,055.4	65,376.2	- 31,320.8	- 47.9%
2. Specific reserves	1,613.2	638.3	+ 974.9	+ 152.7%
3. Other liability items	10,965.4	9,694.5	+ 1,270.9	+ 13.1%
4. Loan loss reserves	-	-	-	-
5. Subordinated debt	3,001.2	-	+ 3,001.2	..
6. Shareholders' equity:				
- Capital, reserves and retained earnings	3,001.2	3,001.2	-	-
- Net income (loss) for the period	1,046.2	-	+ 1,046.2	..
Total liabilities and shareholders' equity	**100,461.6**	**124,473.7**	**- 24,012.1**	**- 19.3%**

Guarantees and Commitments

(AMOUNTS IN BILLIONS OF LIT.)	Amounts as at		Changes	
	31.12.2000	1.01.2000	amount	%
Guarantees and commitments	20,483.9	16,657.7	+ 3,826.2	+ 23.0%
Securities in custody and in administration	110,830.3	120,131.1	- 9,300.8	- 7.7%

Reclassified Profit and Loss Account

(AMOUNTS IN BILLIONS OF LIT)	2000
10 Interest income and similar revenues	5,961.2
20 Interest expense and similar charges	3,746.9
Net interest	2,214.3
30 Dividends and other revenues	2.5
Net interest income	**2,216.8**
40 Commission income	2,124.2
50 Commission expense	211.4
Net commission income	*1,912.8*
60 Trading profits (losses)	96.4
70 Other operating income	358.7
110 Other operating expenses	30.6
Other income – net	*328.1*
Revenues from services and other sources	2,337.3
Total revenues	**4,554.1**
Payroll	1,241.4
Other administrative costs	820.2
80 Administrative costs	**2,061.6**
90 Writedowns of intangible and tangible fixed assets	**60.9**
Operating income	**2,431.6**
100 Provisions for risks and charges	87.1
120 Writedowns of loans and provisions for guarantees and commitments	535.8
130 Write-backs of loans and provisions for guarantees and commitments	108.3
150 Write-downs of financial investments	24.9
160 Write-backs of financial investments	-
Provisions, writedowns and write-backs	-539.5
Profit (Loss) before Extraordinary Items and Income Tax	**1,892.1**
180 Extraordinary income	**62.4**
190 Extraordinary charges	53.3
Extraordinary income (charges) - net	**9.1**
Profit before tax	**1,901.2**
220 Income tax for the year	855.0
Net income (loss) for the year	**1,046.2**

Productivity ratios

(AMOUNTS IN BILLIONS OF LIT)

Operating income/Average number of employees	229
Total revenues/Average number of employees	429.2
Loans to customers/Average number of employees	5,186
Due to customers and securities in issue/Average number of employees	4,409
Total average assets/Average number of employees	10,682
Payroll costs/Total revenues	27.26%

Balance sheet ratios

Shareholders equity [1]/Loans to customers	5.45%
Shareholders' equity [1]/Direct deposits from customers [2]	7.61%

1. Net of net income for the year.
2. Net of amounts subscribed by Group banks (7,357.9 billion).

Profitability ratios

Net income for period/Average shareholders' equity (ROE – Return on equity)	34.86%
Net income (loss) for the period/Total average assets (ROA- Return on Assets)	2.15%
Revenues from services and other sources/Net interest income	105.5%
Revenues from services and other sources/Total revenues	51.3%
Administrative costs/Net interest income	93.00%
Administrative costs/Total revenues	45.26%
Administrative costs and write-downs of tangible and intangible fixed assets/Total revenues	46.61%

Detailed table for the determination of value added

(AMOUNTS IN BILLIONS OF LIT)	2000
REVENUES	
Interest income and similar revenues	5,961.2
Commission income	2,124.2
Other revenues	
- dividends and other income	2.5
- profits on financial transactions	96.4
- other operating income	358.7
TOTAL GROSS PRODUCTION	**8,543.0**
EXPENDITURES	
Interest expense and similar charges	3,746.9
Commission expense	211.4
Other operating expenses	30.6
Other administrative costs [1]	668.3
Writedowns of loans and provisions for guarantees and commitments	535.8
Write-backs of loans and provisions for guarantees and commitments	108.3
Provisions for risks and charges	87.1
TOTAL EXPENDITURES	**5,171.8**
GROSS VALUE ADDED FROM ORDINARY OPERATIONS	**3,371.2**
Extraordinary gains	62.4
Extraordinary charges	53.3
NET EXTRAORDINARY ITEMS	**9.1**
TOTAL GROSS VALUE ADDED	**3,380.3**
Writedowns/write-backs of fixed assets:	
- tangible and intangible fixed assets	60.9
- Writedowns of financial fixed assets	24.9
TOTAL NET VALUE ADDED	**3,294.5**
Labour costs:	
- direct	934.9
- indirect	306.5
Donations and gifts [1]	1.5
Indirect and property taxes and duties [1]	150.4
PROFIT BEFORE TAX	**1,901.2**
Income tax for the period	855.0
NET INCOME FOR THE PERIOD	**1,046.2**

1. Item 80 (b), Other administrative costs, was broken down by separating the part for Donations and gifts from Indirect and property taxes and duties.

Summary statement of gross value added and its distribution

(AMOUNTS IN BILLIONS OF LIT)

REVENUES	**8,543.0**
EXPENDITURES	**5,171.8**
NET EXTRAORDINARY ITEMS	**9.1**
GROSS GLOBAL VALUE ADDED	**3,380.3**
Divided among:	
SHAREHOLDERS	**540.2**
Dividends distributed to shareholders:	
Parent Company UniCredito Italiano	540.2
HUMAN RESOURCES	**1,241.4**
Labour costs:	
- direct	934.9
- indirect	306.5
THE STATE, AGENCIES AND INSTITUTIONS	**1,005.4**
Indirect and property taxes and duties paid to the State	138.3
Indirect and property taxes and duties paid to Municipalities	12.1
Regional Tax on Productive Activities (IRAP)	161.6
Direct income tax for the period (IRPEG)	693.4
SOCIAL CAUSES	**1.5**
Donations and gifts	1.5
CORPORATE STRUCTURE	**591.8**
Writedowns of fixed assets	85.8
Reserves and retained earnings	506.0
TOTAL GROSS VALUE ADDED	**3,380.3**


Corporate Structure
17.51%
Shareholders
15.98%
Social Causes
0.04%
State,
Agencies,
Institutions
29.74%
Human
Resources
36.73%

The table shows that the most significant share of the breakdown of value added relates to human resources (36.73%) confirming their importance in the performance of banking operations, even though this is a period of growing computerisation of processes and exponential growth in automated telecommunications applications. The amount set aside for provisions (17.51%) is significant, and will assure the needed funding for new initiatives and corporate continuity. The portion absorbed by the government (29.74%) is also large, representing direct and indirect taxation.

The portion appropiated to shareholders (15.98%) is due entirely to the sole shareholder, the Parent company, UniCredito Italiano.

Application of the Integrated Management System

The organisational structure and planning, coordinating and control procedures defined at the Parent Company level serve as a model on the basis of which Credito Italiano is building its Integrated Management System, which is applied to the bank's organisational structure.

The first essential step taken to implement the Integrated Management System was to complete a detailed analysis of environmental and safety problems related to operations carried out, with the aim of obtaining a clear and complete overview of the situation. In addition to all the sites of the Parent Company, UniCredito Italiano, the subject of the analysis was a significant representative sample of Credito Italiano sites. The sample was made up of 100 sites broken down by type (small special detached branches, agencies, branches, archives) and by geographical area (north, central, south and islands).

The development of the methodology for performing the initial analysis took into account the similarities and differences of financial and banking business compared to the typical features of industrial sectors, such as:

- Product and process (unlike industrial products and processes, financial "products" and the banking business, due to their intangible nature, do not have recognised methodological references)
- The unambiguous nature of the process (homogeneous branch operations; administrative, support and back office operations that are essentially invariable)
- The relatively low potential for risk (office work, services of an intellectual nature with specific repercussions on working conditions; lower significance of environmental impact).

The sample, which was made up as indicated above, is shown in the following table:

Average number of employees and average space occupied by site type

SITE TYPE	No. of sites in sample	Average no. of employees	Average space occupied (square metres)
Special Detached Branches	32	4	231
Agencies	35	10	405
Branches	25	37	1,607
Archives	8	-	441

The data and information gathered concerned the main environmental and safety repercussions applicable to banking entities, using measures for the environmental impact and the most significant risks, and the assessment of the current practice and procedures adopted for each of them.

The detailed knowledge of existing problems together with the orientation dictated by environmental, social and safety policies made it possible to make the necessary decisions for planning subsequent efforts for improvement.

Energy consumption is one of the main ways that banking operations have a direct impact on the natural environment. The data indicate a significant reduction in consumption per unit of space in branches, whose large size makes it possible to optimise unit consumption. As can be seen, in the smallest offices, fuel oil is not used for heating, while the consumption of methane gas is high resulting in lower environmental impact. The high consumption of electricity has focused the attention of Credito Italiano on opportunities to guide consumption decisions towards experimentation with procurement from renewable sources.

Consumption of electricity, methane gas and fuel oil – Average consumption per unit

SITE TYPE	Electricity (Annual Kwh per square metre)	Methane gas (Annual cubic metres per square metre)	Fuel oil (Annual litres per square metre)
Special Detached Branches	172	11	-
Agencies	148	10	9
Branches	92	5	6
Archives	4	-	-

One of the greatest sources of environmental impact in the service sector is the **consumption of natural resources** resulting from the use of paper for office purposes. The depletion of wooded and forested areas tied to the need to provide raw materials for operations with a high consumption of paper is an aspect directly related to the management and organisational decisions of companies. As the data in the table below demonstrate, the per-person consumption of paper by Credito Italiano is nearly constant regardless of the type of office. A nearly negligible percentage of this paper is derived from the recycling of waste paper. Credito Italiano's focus on environmental issues has revealed this as one of the main critical points in the management of direct impact.

Total and per-person annual average consumption of paper

SITE TYPE	Average annual consumption (Kg/year)	Average per-person consumption (Kg/year/average no. of employees
Special Detached Branches	218	49
Agencies	404	42
Branches	1,634	44
Archives	60	-

For many production and human activities, **water resources** represent an essential "raw material." However, in the service sector this resource is largely used to enable staff to operate under optimal work conditions (for hygienic uses, air conditioning of the work environment, site cleaning). From this point of view, and especially if compared with more water-intensive industrial activities, the impact of banking and credit activities can be considered to be very limited. It is comparable with (if not less than) the impact from residential property with due proportions related to the size of offices and the number of people who work there. Thus, the management and conservation of water resources is considered a significant aspect, especially with respect to environmental training for employees and the sensitisation of outside intermediaries (e.g., contractors).

Total and per-person annual average consumption of water

SITE TYPE	Average water consumption (Cubic metres per year)	Average per-person consumption (Cubic metres per year)/ average no. of employees
Special Detached Branches	119	4
Agencies	554	10
Branches	1,245	37
Archives	7	-

One of the most significant areas of environmental impact, especially in urban areas, is the **production of garbage and waste materials**. As can be seen in the tables, the operations of Credito Italiano also affect the management system for waste produced by the community, especially due to its widespread presence in Italy and in all major urban areas. The analysis performed on the representative sample of Credito Italiano units showed that paper, its main "raw material," is the main component of waste materials, followed by several types of much less significant forms of waste associated with the occupancy of staff in workplaces and the procurement of the

products and equipment necessary for work in the banking environment. On average, the small offices of Credito Italiano produce a 4-kilogram sack of Municipal solid waste per day, while in the larger offices (branches), this figure rises significantly (2 6-kilogram sacks per day).

Waste production: annual amounts produced by most significant type of waste

	Special Detached Branches	Agencies	Branches	Archives
Paper for pulping (Kg)	697	1,194	3,584	11,100
Waste paper (Kg)	444	918	1,782	143
Toner and cartridges (Kg)	16	44	72	1
Plastic (Kg)	37	20	108	100
Packaging materials (Kg)	27	47	94	10
Municipal solid waste (No. of bags/day)	1	1	2	-
Municipal solid waste (Kg/year)	1,056	1,056	3,168	-

The data indicate that there is no standardised management of differentiated waste collection at the various offices. In many cases this is not due to limited sensitivity or a lack of attention on the part of staff, but to external constraints that make it impossible to send certain types of waste for recovery.

However, the analysis of the causes of this disparity was followed by an in-depth assessment of the waste collection system at the Bank and potential margins of improvement, which led to the identification of one of the priorities for taking action in this area in the Integrated Management System.

Percentage of sites that perform differentiated waste collection (most significant items)

	Special Detached Branches	Agencies	Branches	Archives
Paper for pulping	66%	60%	68%	62%
Toner and cartridges	50%	43%	56%	50%
Plastic	3%	3%	4%	12%
Packaging materials	22%	26%	20%	25%

The analysis of data for **employee commuting** (shown in the table below) revealed significant differences depending on whether offices were located in large metropolitan areas (which are better served by transportation facilities and where employees have *a greater incentive and find it easier to use public transportation)* or *in suburban areas* where infrastructure limitations restrict options to private transportation.

Employee commuting

	Special Detached Branches	Agencies	Branches	Archives
% of employees who go to work using private transportation	75%	80%	68%	-
% of employees who go to work using public transportation	25%	20%	32%	-


Employees
who use public
transport
28.4%
Employees
who use private
transportation
71.6%

With regard to **emergency management**, the main scenario of a foreseeable emergency situation for installations of this type is fire. For the areas of Italy concerned, seismic risk was also considered by defining and implementing, as in the case of fires, specific procedures that indicate action to be taken by staff if an event of this sort occurs.

With regard to **prevention in the workplace**, Credito Italiano, in a manner similar to the Parent Company, brought the skills and experience amassed and tools used in its own corporate system to the Integrated Management System, using as a cornerstone the assessment of risks and staff training as set forth in Legislative Decree 626/94. During the year, measures were planned and implemented to reduce the risks and hazards surveyed in the inspection of workplaces and the elimination/substitution of hazardous materials.

Accident data

	No. of accidents 2000	Frequency index	Severity index
Accidents occurring in the office	37	0.21	0.05
Travel accidents*	104	0.60	0.16

* These include accidents occurring outside the office during work hours and in transit to and from the workplace.

The status of the Integrated Management System and the action plan

On the basis of information obtained during the initial analysis phase, Credito Italiano commenced the implementation process for the Integrated Management System in close coordination with UniCredito Italiano, with regard, in particular, to the definition of operating procedures (and their regular application) in order to reduce the environmental and safety risks associated with day-to-day activities.

The structure of the system that is being developed includes:

- *Rules of conduct and measures to be taken*: all personnel are advised of the risks associated with their specific workplace based on their jobs and tasks. and are supported by the presence of a manager of local safety. Action to be taken in case of emergencies is defined, including when these involve equipment malfunctions that could result in a significant environmental impact;
- *The management of waste from all operations*: differentiated collection procedures have been developed and are being implemented throughout the country, which will make it possible to maximise the recovery of waste produced;
- *Procurement management* Specific methods have been developed for monitoring power and water consumption that will make it possible in the future to obtain a complete report to identify margins for reduction and resulting savings. The selection of raw materials through a decision-making process that encompasses environmental criteria will be used for the first time when recycled paper is introduced for certain corporate uses.

• *The monitoring and control of other environmental aspects*: although they do not represent significant environmental factors, atmospheric emissions and water discharges are monitored and controlled in order to ensure related compliance with the law. Scheduled maintenance procedures will ensure the proper maintenance of equipment thereby improving their efficiency and the prevention of emergencies.

The work (being completed) for the implementation of the Integrated Management System is continuing with the search for specific solutions and tools designed for entities characterised by operations with limited environmental impact, which are spread out over the entire country. According to established plans, the efforts made up until now and the results achieved are aimed at obtaining outside certification attesting that the management system complies with recognised international standards.

The actions of Credito Italiano are aimed at completing the implementation of the Integrated Management System, promoting the sensitisation and participation of staff within the organisational and operating structure, and reducing the direct impact of certain environmental aspects that are considered significant. These actions, which are planned at the headquarters level, concern all sites of the Bank and Parent Company.

Information and staff training activities

Implement the training plan prepared by the Parent Company for 2001. Measures to be taken:

- The training of trainers at the Regional Management level;
- The training of System managers, and in particular with regard to the scope, content and methods for applying the management and operating procedures of the System;
- The training of internal environmental and safety auditors, which is designated for ASBS staff and staff selected at each Regional Management Office.

Conservation of natural resources and raw materials

- Reduce the consumption of power through behavioural modifications and the optimisation of equipment management
- Reduce the consumption of paper by training and sensitising personnel and modifying the work organisation

Waste reduction

- Improve differentiated collection through staff training and sensitisation activities, the *modification of office layouts, and the identification of appropriate areas for* differentiated collection and storage.

Steps on a common path

The efforts reflecting the social and cultural commitment of the federated banks of the UniCredito Italiano Group are becoming more significant; these include the initiatives below that took place in 2000.

BANCA CRT
Cassa di Risparmio di Torino

As a part of the CRAL (recreational and welfare centre for workers) of the Cassa di Risparmio di Torino, a fund-raising committee was established of employees of credit institutions. This committee is a non-profit social organisation made up of Bank colleagues to participate in the project "A cow for life." This is a welfare program for victims of the war in the Balkans to promote the agricultural development of Mostar (Bosnia Herzegovina), which was also able to get employees of other credit institutions to join. The project calls for a commitment of more than Lit. 7 billion over three years and intends to create about two hundred new jobs. Other measures are also planned: support for the Movita milk plant, management of a former collective farm, an increase in product marketing, and aid and training for resident operators.


UNA MUCCA PER LA VITA
Mostar (Bosnia)
Movita


36° PALIO
CITTÀ DELLA QUERCIA
MEETING INTERNAZIONALE
MASCHILE E FEMMINILE
DI ATLETICA LEGGERA
"MEMORIAL RAOSS E VARDARO"
ROVERETO, MERCOLEDÌ 30 AGOSTO 2000

caritro

The focus on culture and sports in the Trentino area is a distinctive feature of Cassa di Risparmio di Trento e Rovereto: in addition to the admirable publishing of precious volumes on significant studies and research dedicated to the improvement of the referenced area, are the Bank's artistic treasures made up of valuable works such as those by Hayez and Moggioli. Also interesting is the range of sponsorships: Palio Città della Quercia, which brings the best of athletics to Rovereto; Europa Cup 2000, a classic event during the skiing season; Hockey Club Egna, Handball Rovereto, Calcio Trento; and the annual Mozart and Bach festival in the year 2000.


PITTURA
VENETA
NELLE
MARCHE

CARIVERONA
BANCA SPA

There are numerous cultural activities promoted by Cariverona. Noteworthy among these is the publication of the book "Pittura veneta nelle Marche" (Venetian Painting in the Marches), the fourth volume in a series inaugurated with "Scultura lignea barocca nel Veneto" (Baroque Wooden Sculpture in the Veneto Region), which was followed by "Il Manierismo a Mantova" (Mannerism in Mantua) and "Scultura a Vicenza" (Sculpture in Vicenza). These provide a fascinating cultural program due in part to the rich iconography provided by the numerous splendid photographic images. The events sponsored by the Bank were also interesting. These culminated with the establishment, in conjunction with the Local Education Councillor Authority of the Municipality and Province of Verona, of the photojournalism contest called "Sailing and its Champions," and with the ceremony to award the "Life Champion, Sports Champion" trophy, which this year was awarded to the yachtsman Giovanni Soldini for his solo voyage around the world.

CASSAMARCA

The sensitivity of Cassamarca towards programs to enhance the value of the cultural treasures of the area was translated into the restoration of the Eden Theatre in Treviso, which was built at the beginning of the last century in the unmistakable Liberty architectural style. In the area of fund-raising, the Bank sponsored the match called "Sport Solidarietà nel Cuore," which made it possible to raise funds (Lit. 250 million) in support of the Fund for the Study of Liver Diseases, the Udine Association for Life for the purchase of equipment for liver transplants, and the Association of the Community of Melograna, which works with the mentally disabled.





CRTRIESTE
BANCA SPA

To continue to strengthen the image of an active and dynamic Bank, which is interested in promoting the development of its area with successful programs, Cassa di Risparmio di Trieste repeated the time-honoured tradition of supporting the international "Coppa d'Autunno – Barcolana" regatta, one of the most successful sporting events in the Mediterranean. The 2000 event witnessed the launch of a new successful event featuring the Optimist class (450 participants), which was conceived and created by the Institute and called "Barcolana Young – Trofeo CRTrieste Banca," a further occasion to bring young people between the ages of ten and fifteen closer to sports as a part of the cultural and entertainment programs of the "Barcolana Festival 2000."

ROLO BANCA
1473

The travelling art exibition that covered the geographic areas where the institute has the greatest branch network, made the tour of Italy, but that's not all. It was a highly successful example of the synergy between the artistic treasures of the individual bank, and the ability to rely on the Group's structure. The exibition gathered approximately 50 paintings from the 1500's to 1900's owned by the Bank, bearing witness to the attention that has always been focused on the world of Italian culture, and making it possible to admire several major works of art including significant works of Carracci, Guercino, Cantarini, Morandi, Dossi and Reni.



Alessandro Profumo, *Managing Director/CEO*

The reasons behind a decision

Why was it necessary to produce the Social and Environmental Report?
In recent years, there has been a growing awareness of the social role played by the UniCredito Italiano Group. This initially took the form of the conviction that it was necessary to take action in this area, and subsequently, the need to demonstrate, primarily to ourselves, the ability to develop principles that can be easily shared, but are difficult to pursue effectively.
Thus, the focus on sustainable development was expanded in our goals, in the same way that the commitment to make all those who interact and operate with us aware of their responsibilities has become an absolute priority. Communication is the first step towards creating awareness and involving stakeholders, with the latter including our staff, who are both active participants in, and targets of social responsibility. We have chosen to be completely transparent with regard to the obligations assumed and the improvement efforts under way, and with respect to the degree and intensity of our social and environmental impact, which certainly has room for improvement.



Where are you in this process?
A very difficult path has only just begun, and this Social and Environmental Report is the starting point, but definitely not the end point. We have assumed the obligation to renew this communication initiative each year in order to create an effective dialogue with all our stakeholders, who are an essential asset for UniCredito Italiano.
This is inevitably tied to the obligation to continually improve our ability to contribute to sustainable development, demonstrating year after year that the principles of the Environmental, Social and Safety Policy that we adopted, and are reported herein, can be implemented in a tangible manner with positive results.

So, this is now a set event for updating your customers and employees?
That's not all. Each year the Social and Environmental Report will primarily be a time when we can assess ourselves and the objectives we have achieved before describing them to the public. Thus, it will be a tool of corporate governance in addition to a tool for communicating with the outside world, since it will make it possible to identify and pursue more and more ways to improve our social and environmental record.

For example, for the next year we have undertaken to optimise the management of environmental issues and the prevention of risks associated with our operations (credit, service, branch activities, office management, etc.) by implementing the Integrated Environment and Safety Management System, which will allow us to improve employee safety, consume fewer resources and produce less waste... and everything will be verified and documented.

What guarantees will be offered to the public on the viability of your obligations and the soundness of the results stated?

It will be up to other qualified independent entities to assess what we have done, and we will ask them to recognise our environmental commitment with voluntary certification (on the basis of the European EMAS regulation). These are the rating agencies to which we will submit our record in terms of sustainable development. Of the various types of guarantees, it should be stressed that our auditing firm broadened the scope of its audit to include this document.

Will these results create value for the UniCredito Italiano Group?

We are convinced that they will definitely improve the reputation and ethical, social and environmental "capital" of our Group, and this will be a determining factor for guaranteeing the permanent growth of our operations.

It is for this reason that, after our initial work with the Parent Company and Credito Italiano, we intend to provide the same boost to all other Group banks and companies. However, it will be up to citizens, consumers and investors to decide if the companies, which offer better guarantees in terms of sustainable social and environmental development, will produce more value. Those who believe us will find that UniCredito Italiano is a partner that is ready to share its commitment and values with them.

Interview by Ernesto Auci,
Chief Editor, "Il Sole-24 Ore"

PRICEWATERHOUSECOOPERS

REPORT ON THE "SOCIAL AND ENVIRONMENTAL REPORT 2000 OF UNICREDITO ITALIANO - CREDITO ITALIANO"

To the Shareholders of
UniCredito Italiano SpA

We have performed the agreed-upon verification procedures in order to express an opinion on the "Social and Environmental Report 2000 (the "Report 2000") of UniCredito Italiano - Credito Italiano" with respect to:

- The reliability of the data reported therein.
- The completeness and clarity of expression of the data and the information disclosed therein.

Our engagement was carried out by performing the agreed-upon procedures summarized below:

1. Analysis of internal procedures used to manage and collect the information and the data included in the Report 2000.
2. Verification, on a sample basis, of the correspondence of the economic and financial data reported in the Report 2000 with the same disclosed in the statutory financial statements that will be submitted for approval to the Shareholders' Meeting and of the correspondence of other data and information with management reports or other supporting documentation.
3. Evaluation of the completeness and clarity of the Report 2000 with respect to the information generally included in the social and environmental reports already published and to the stakeholder identified.

This report, therefore, refers to the results of the application of the aforementioned procedures and we cannot exclude that, had we performed additional procedures, other matters might come to our attention that should have been disclosed in addition to those already reported in the following paragraph.

The results of the application of the agreed-upon verification procedures are:

1. The existing internal procedures to manage and collect the information and the data included in the Report 2000 are consistent with the objective of the Report 2000 itself.

Sede legale: Milano 20124 Via Vittor Pisani 20 Tel. 0267831 Fax 0266981433 Cap. Soc. 7.220.000.000 i.v. Reg. Imp. Milano N. 278929/1999 C.F. e P. IVA 12979880155 Iscritta all'Albo Consob – Altri uffici: **Ancona** 60123 Via Corridoni 2 Tel. 07136881 – **Bari** 70125 Viale della Repubblica 110 Tel. 0805429863 – **Bologna** 40122 Via delle Lame 111 Tel. 051526611 – **Brescia** 25124 Via Cefalonia 70 Tel. 0302219811 – **Firenze** 50129 Viale Milton 65 Tel. 0554627100 – **Genova** 16121 Piazza Dante 7 Tel. 0105702013 – **Milano** 20122 Corso Europa 2 Tel. 0277851 – **Napoli** 80121 Piazza dei Martiri 30 Tel. 0817644441 – **Padova** 35137 Largo Europa 16 Tel. 0498762677 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 V.le Tanara 20/A Tel. 0521242848 – **Roma** 00154 Largo Fochetti 29 Tel. 06570251 – **Torino** 10129 Corso Montevecchio 37 Tel. 011556771 – **Trento** 38100 Via San Francesco 8 Tel. 0461237004 – **Treviso** 31100 Piazza Crispi 8 Tel. 0422542726 – **Udine** 33100 Via Marinoni 12 Tel. 043225789 – **Verona** 37122 Corso Porta Nuova 125 Tel. 0458002561

PRICEWATERHOUSECOOPERS

2. The economic and financial data included in the Report 2000 correspond to those included in the statutory financial statements that will be submitted for approval to the Shareholders' Meeting and the other data and information disclosed in the Report 2000 are adequately documented by management reports or other supporting documentation.

As to the completeness and clarity of the Report 2000, we base our report on our professional experience, on the comparison of Italian and international best practices and on PricewaterhouseCoopers guidelines developed on the basis of the information requirements deriving from:

- Global Reporting Initiative (Sustainability Reporting Guidelines)
- GBS Guidelines (work group for issuing the principles for the preparation of Social Reports)

As to these aspects, the document is substantially complete and well-structured compared to the best social and environmental reports published to date and the data and the information are clearly stated.

This first Social and Environmental Report issued by UniCredito Italiano - Credito Italiano represents a remarkable example of integrated reporting and confirms the company's desire to define an adequate instrument to communicate its goals and its social and environmental commitments to the stakeholders, while pursuing social cohesion and sustainable development.

Considering that the Report 2000 is the expression of a process for improvement, there are some reporting areas that could be developed in the future, with particular reference to the stakeholder dialogue and the definition of specific social and environmental performance indicators, consistent with the company's policy and governance structure.

Milan 11 April, 2000

PricewaterhouseCoopers SpA

Antonio Taverna
(Partner)

This report has been translated from the original, which was issued in Italian. We have not performed any control on the Social and Environmental Report 2000 translation.

Glossary

AA 1000
(AccountAbility 1000) – (Non-certifiable) standard developed by the ISEA (Institute of Social and Ethical Accountability); this is a process standard though which the acts, omissions and risks for which an organisation is responsible are explained or justified to stakeholders. The requirements of AA 1000 include transparency, continual improvement and compliance with previously identified and accepted standards.

ABI
Italian Banking Association.

Environmental analysis
Exhaustive initial analysis of environmental problems, impact and performance connected with the operations of an organisation (EMAS II definition).

Environmental aspect
Element of the activities, products and services of an organisation that could interact with the environment (EMAS II definition).

Asset management
The activity of managing financial investments.

Audit/auditor
Management tool for the systematic, documented, periodic and objective assessment of the performance of the management system and processes developed to protect the environment in order to: facilitate management control of conduct that could have an environmental impact; assess compliance with environmental policy including the organisation's goals and targets (EMAS II definition). **Auditor**: personnel who are properly qualified to perform auditing activities, and who are independent of the activities to be audited.

Benchmark
Objective reference parameter for financial investments that may also consist of more well-known indexes (MIB 30, Dow Jones Industrial Average, etc.) or other indexes deemed representative of the risk/return profile of the investment and that can themselves be the subject of financial investments, whose return is tied to the performance of the parameter selected.

Covered Warrants
Documents issued by financial institutions which provide the right to acquire a certain number of securities at a preset price within a specific period of time or on a specific date.

Legislative Decree 626/94
Legislative decree on the health and safety of workplaces that incorporated important European Community directives on this issue.

EMAS
EcoManagement and Audit Scheme – Regulation No. 1836/93 of the European Council on the voluntary participation of industrial companies in a European Community ecomanagement and audit system, which is currently being revised (the so-called EMAS II) to include the participation of all other sectors (including the service sector).

GBS
Research group for the enactment of principles for preparing social reports

Home Banking
Telephone or Internet connection used to carry out current account transactions and/or to verify account movements and to control their conditions.

IBS
European Institute for the Social Balance

Environmental impact
Any positive or negative change to the environment resulting in whole or in part from the activities, products or services of an organisation (EMAS II definition).

Accident frequency index
Total number of accidents per 100,000 hours worked.

Accident severity index
Total number of days absent per 1,000 hours worked.

ISO 14001
Standard regarding environmental management systems enacted by the International Standard Organisation.

London Benchmarking Group
Group of 16 large international companies founded in 1994, which developed a framework for reporting and measuring the social commitment of companies.

Corporate Market
Market of large companies and small and medium-sized companies.

Retail Market
Retail market made up primarily of private customers, small companies and consumer households.

PMI
Small and medium-sized companies.

Private Banking
Financial services targeted at private "high end" customers for the overall management of their financial needs.

Procedure
Document that defines the work methods for performing a specific activity.

ROA
Return on Assets – the profitability ratio that measures the relationship of gross operating income to total assets.

ROE
Return on Equity – the profitability ratio that measures the relationship of net income for the period to shareholders' equity.

SA 8000
(Social Accountability 8000): official standard issued in 1997 by the CEPAA (Council on Economic Priorities Accreditation Agency) for certifying the ethical and social commitment of a company.

Integrated Management System
A part of the overall corporate management system comprising the organisational structure, responsibilities, practices, procedures, processes and resources for developing and implementing policy in the areas of the environment and worker health and safety.

Spread
Differential expressed as a percentage to be added to a reference rate or parameter to determine the effective rate applied to a loan.

SRI
Socially Responsible Investing: asset management activity performed in accordance with environmental and social criteria.

Stakeholder
Parties that hold an interest in a company, who, for various reasons interact with the company's operations by sharing in results, influencing its performance, and assessing its economic, social and environmental impact.

Stock options
Option contracts for the purchase of securities that provide the purchaser with the right (but not the obligation) to buy the shares within a pre-established period and at a preset price. They are used as a form of supplemental payment to provide incentives and obtain the loyalty of individual employees, specific categories or all employees by offering an option to buy the company's stock.

Sustainable development
"Development that satisfies current needs without compromising the ability of future generations to satisfy their needs" (Bruntland Report – WCED, 1987).

UBM - UniCredit Banca Mobiliare
Investment banking company; it commenced operations on 1 January 2000 and concentrates on the production of financial instruments for retail, corporate and institutional customers and the management of the Group's market risk.

UNEP
United Nations Environmental Programme- Environmental program of the United Nations aimed at promoting sustainable development with companies and citizens.

This document was drafted by the Project Group for the Preparation of the Social and Environmental Report, which was assembled by the Environment, Safety and Social Report Unit of UniCredito Italiano made up of:
Lucio Del Rio, Riccardo Della Valle
and consultants Marco Frey, Fabio Iraldo, Nadia Gorla, Paolo Palombelli,
with support from the company EHS Gestione S.r.l.
and the collaboration of organisational units of the Parent Company and Credito Italiano:
General Affairs, Accounts and Accounting, Marketing Communication, Corporate Consulting, Investor Relations, Corporate Marketing, Retail Channel Marketing, Personnel, Human Resources Development Policies, External Relations, Union Relations.

We wish to wholeheartedly thank all colleagues for their precious contribution to the collection and analysis of the data and information provided in this document.

For further information on the Social and Environmental Report, which is also available at the Internet address **www.unicredito.it**, contact:

UNICREDITO ITALIANO – ENVIRONMENT, SAFETY AND SOCIAL REPORT UNIT

Via San Protaso, 3 - 20121 Milan

Fax: (+39)02.88623924
e-mail: BilancioSociale@gruppocredit.it
InvestorRelations@gruppocredit.it

In order to improve future editions of the Social and Environmental Report, we would be grateful for your evaluation of the document. Any suggestions and observations you wish to indicate would be greatly appreciated.

At the Internet site **www.unicredito.it** you will find a form to fill in (giving each item a score from a minimum of 0 (inadequate) to a maximum of 3 (excellent)) and to be sent by e-mail, a facsimile of which is reproduced below.

Thank you for your co-operation.

	0	1	2	3
STRUCTURE AND CONTENT				
Clarity of structure				
Reporting clarity				
Completeness of information contained				
Completeness of data contained				
LEGIBILITY OF DOCUMENT				
Clarity and graphic integrity				
Length of document				
Language				
ASSESSMENT OF ACTION TAKEN AND PLANNED IN THE AREA OF:				
the environment				
worker health and safety				
social responsibility				

OBSERVATIONS AND SUGGESTIONS

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Graphic design, concept and typesetting
Mercurio S.r.l. Studi di promozione pubblicitaria - Milan

Printed by: Bertieri Istituto Grafico - Monza (Milan)
April 2001

INTERIM REPORT 2001

UniCredito Italiano

Board of Directors

Board of Directors, Board of Auditors as at 30 June 2001

BOARD OF DIRECTORS

Francesco Cesarini *	**Chairman**
Eugenio Caponi *	Deputy Chairman (Vicarious)
Fabrizio Palenzona *	Deputy Chairman
Alessandro Profumo *	Managing Director/CEO
Franco Bellei	Directors
Roberto Bertazzoni *	
Mario Cattaneo	
Philippe Citerne	
Carlo Delaini	
Leonardo Del Vecchio	
Francesco Giacomin *	
Candido Fois	
Franzo Grande Stevens	
Maurizio Lotti	
Achille Maramotti	
Mario Greco *	
Luca Remmert	
Giovanni Vaccarino	
Anthony Wyand	
Marco Fantazzini	Secretary

* Executive Committee Members

BOARD OF AUDITORS

Gian Luigi Francardo	**Chairman**
Giorgio Arena	Statutory Auditors
Giorgio Loli	
Aldo Milanese	
Roberto Timo	
Giuseppe Armenise	Alternate Auditors
Marcello Ferrari	
Pricewaterhouse Coopers S.p.A.	**EXTERNAL AUDITORS**

Contents



Contents

Wholesale Banking Division

- ◆ Registered outside Italy
- ★ Pekao Group company
- ▲ Pioneer USA Group company

UniCredito Italiano

Fully consolidated

[illegible]

CREDITO ITALIANO S.p.A.
Registered Office: Genoa

ROLO BANCA 1473 S.p.A.
Main office: Bologna

CARIVERONA BANCA S.p.A.
Main office: Verona

BANCA CRT S.p.A. - Main office: Turin

CASSAMARCA S.p.A. - Main office: Treviso

CASSA DI RISPARMIO DI TRENTO
E ROVERETO S.p.A. - Main office: Trento

CASSA DI RISPARMIO DI TRIESTE
BANCA S.p.A. - Main office: Trieste

BANCA DELL'UMBRIA 1462 S.p.A.
Main office: Perugia

CASSA RISPARMIO CARPI S.p.A.
Main office: Carpi

BANCA MEDIOCREDITO S.p.A.
Main office: Turin

MEDIOCREDITO DELL'UMBRIA S.p.A.
Main office: Perugia

MEDIOVENEZIE BANCA S.p.A.
Main office: Verona

Investment banking

UNICREDIT BANCA MOBILIARE S.p.A.
Main office: Milan

TRADINGLAB BANCA S.p.A.
Main office: Milan

Banks based outside Italy

BANK PEKAO S.A. - GRUPA PEKAO S.A.
Main office: Warsaw ◆★

BANK PEKAO
(UKRAINA) Ltd - Main office: Luck ◆★

BANK POLSKA KASA OPIEKI
TEL-AVIV Ltd - Main office: Tel Aviv ◆★

BULBANK A.D. - Main office:Sofia ◆

POL'NOBANKA A.S.
Main office: Bratislava ◆

SPLITSKA BANKA d.d. - Main office: Split ◆

[illegible]

BANCA AGRICOLA
COMMERCIALE S.MARINO S.A.
Main office: Borgo Maggiore (San Marino) ◆

BANQUE MONEGASQUE
DE GESTION S.A.
Main office: Monaco (Montecarlo) ◆

CASSA DI RISPARMIO DI TRIESTE
BANCA d.d. - Main office: Zagreb ◆

UNICREDIT (SUISSE) BANK S.A.
Main office: Lugano ◆

Other banks

UNICREDITO ITALIANO BANK
(IRELAND) Plc - Main office: Dublin ◆

UNICREDIT FINANCE
CORPORATION Ltd
Main office: Nassau ◆

Asset management

PIONEER GLOBAL ASSET MANAGEMENT S.p.A.
Main office: Milan

PIONEER INVESTMENT MANAGEMENT Ltd
Main office: Dublin ◆

PIONEER INVESTMENT MANAGEMENT
S.G.R. p.A. - Main office: Milan

PIONEER ALTERNATIVE INVESTMENTS
MANAGEMENT Ltd - Main office: Dublin ◆

PIONEER ALTERNATIVE INVESTMENTS
MANAGEMENT S.G.R.p.A.
Main office: Milan

PIONEER INVESTMENT MANAGEMENT S.A. Main
office: Luxembourg ◆

PIONEER FONDS MARKETING GMBH
Main office: Munchen ◆

PIONEER INVESTMENT MANAGEMENT USA Inc.
Main office: Boston ◆▲

PIONEER PEKAO INVESTMENT MANAGEMENT S.A.
Main office: Warsaw ◆ ▲

PIONEER CZECH FINANCIAL COMPANY Sro
Main office: Prague ◆▲

PIONEER CZECH INVESTMENT
COMPANY A.S. - Main office: Prague ◆▲

PIONEER FIRST POLISH INVESTMENT
FUND S.A - Main office: Warsaw ◆▲

PIONEER INVESTMENT MANAGEMENT Inc.
Main office: Wilmington ◆▲

PEKAO ALLIANCE TFI S.A.
Main office: Warsaw ◆▲

Consolidated by net equity method

Commercial banks based in Italy

BANCA C.R. SAVIGLIANO S.p.A.
Main office: Savigliano

BANCA DI BERGAMO S.p.A.
Main office: Bergamo

CASSA DI RISPARMIO
DI BRA S.p.A.
Main office: Bra

CASSA DI RISPARMIO
DI FOSSANO S.p.A.
Main office: Fossano

CASSA DI RISPARMIO
DI SALUZZO S.p.A.
Main office: Saluzzo

Banks based outside Italy

BANK HANDLOWY
INTERNATIONAL S.A.
Main office: Luxembourg ◆★

Asset management

UNICREDIT CAPITAL ITALIA ADVISORY
COMPANY S.A.
Main office: Luxembourg ◆

PIONEER ITI AMC Ltd
Main office: Chennai (INDIA) ◆▲

TRINITY MANAGEMENT Sp.zo.o
Main office: Warsaw ◆★

Leasing

LISEURO S.p.A.
Main office: Udine

LEASING FABRYCZNY Sp.zo.o
Main office: Lublin ◆★

Tax collection

S.F.E.T. S.p.A. Società Friulana
Esazione Tributi
Main office: Udine

VERISPARMIO GES. TRI. S.p.A.
Main office: Verona

PIONEER FINANCIAL SERVICES Sp.zo.o
Main office: Warsaw ◆▲

PIONEER UNIVERSAL PENSION FUND Co.
Main office: Warsaw ◆▲

PIONEER INTERNATIONAL CORP.
Main office: Wilmington ◆▲

PIONEER INVESTMENT MANAGEMENT SHAREHOLDER SERVICES Inc.
Main office: Boston ◆▲

PIONEER FUNDS DISTRIBUTOR Inc.
Main office: Boston ◆▲

PIONEER GLOBAL FUNDS DISTRIBUTOR Ltd
Main office: Hamilton ◆▲

PIONEER GLOBAL INVESTMENTS Ltd
Main office: Dublin ◆▲

[illegible]

ROLO PIONEER S.G.R.p.A.
Main office: Bologna

GESTICREDIT S.G.R p.A.
Main office: Milan

FONDINVEST RISPARMIO S.G.R. S.p.A.
Main office: Turin

GESTIVENETO S.G.R. S.p.A.
Main office: Verona

PIONEER INSTITUTIONAL INVESTMENT MANAGEMENT S.A.
Main office: Luxembourg ◆

ROLO PIONEER LUXEMBOURG S.A.
Main office: Luxembourg ◆

[illegible]

CORDUSIO Società Fiduciaria per Azioni - Main office: Milan

S+R Investimenti e Gestioni S.G.R. S.p.A.- Main office: Milan

FIDA SIM S.p.A. - Main office: Turin

F.R.T. FIDUCIARIA RISPARMIO TURIN SIM S.p.A. - Main office: Turin

Trading on line

XELION SIM S.p.A. - Main office: Milan

Credit cards

CLARIMA S.p.A. - Main office: Milan

Leasing

LOCAT S.p.A. - Main office: Bologna

PEKAO LEASING Sp.zo.o.
Main office: Warsaw ◆★

Factoring

UNICREDIT FACTORING S.p.A.
Main office: Milan

SOGEFACTOR S.r.l. - Main office: Milan

GRIFOFACTOR S.p.A.
Main office: Perugia

PEKAO FAKTORING Sp.zo.o.
Main office: Lublin ◆★

Consumer credit

FIDITALIA S.p.A. - Main office: Milan

[illegible]

UNIRISCOSSIONI S.p.A. - Main office: Turin

Preferred Shares issuers

UNICREDITO ITALIANO - CAPITAL TRUST I
Main office: Newark ◆

UNICREDITO ITALIANO - CAPITAL TRUST II
Main office: Newark ◆

UNICREDITO ITALIANO - FUNDING LLC I
Main office: Dover ◆

UNICREDITO ITALIANO FUNDING LLC II - Main office: Dover ◆

Other financial companies

CREDIT CARIMONTE S.p.A.
Main office: Modena

CREDITRAS PREVIDENZA SIM S.p.A. - Main office: Milan

CARIVERONA IRELAND Plc
Main office: Dublin ◆

C.R. TRIESTE IRELAND Ltd
Main office: Dublin ◆

TYRERESCOM Ltd - Main office: Dublin ◆

UNICREDIT DELAWARE Inc.
Main office: Dover ◆

CDM GRUPY PEKAO S.A.
Main office: Warsaw ◆★

PEKAO FUNDUSZ KAPITALOWY Sp.zo.o
Main office: Lodz ◆★

PEKAO PTE S.A. Main office: Warsaw ◆★

[illegible]

QUERCIA SOFTWARE S.p.A.
Main office: Verona

TRIVIMM S.p.A.
Main office: Verona

UNICREDIT PRODUZIONI ACCENTRATE Scpa
Main office: Milan

UNICREDIT SERVIZI INFORMATIVI Scpa
Main office: Milan

Insurance companies

BROKER CREDIT S.p.A.
Main office: Milan

CASSE E ASSICURAZIONI VITA S.p.A.
Main office: Verona

COMMERCIAL UNION VITA S.p.A.
Main office: Milan

CREDITRAS ASSICURAZIONI S.p.A.
Main office: Milan

CREDITRAS VITA S.p.A.
Main office: Milan

DUERREVITA S.p.A.
Main office: Bologna

UNICREDITASSICURA S.r.l.
Main office: Milan

GRIFO INSURANCE BROKERS S.r.l.
Main office: Perugia

RISPARMIO VITA ASSICURAZIONI S.p.A.
Main office: Turin

Other financial companies

FIDIA S.p.A.
Main office: Milan

EURO CAPITAL STRUCTURES Ltd
Main office: Dublin ◆

PROMINVESTMENT S.p.A.
Main office: Rome

JUPITER NFI S.A.
Main office: Warsaw ◆★

PEKAO TRADING COMPANY (Canada) Ltd
Main office: Toronto ◆★

PEKAO TRADING CORPORATION
Main office: New York ◆★

S.B. TRADE d.o.o.
Main office: Split ◆

ACCESS Sp.zo.o
Main office: Warsaw ◆★

Service companies

CONSORZIO CA.RI.CE.SE.
Main office: Bologna

UNICREDIT INTERNATIONAL SERVICES (UNICIIS) S.r.l.
Main office: Rome

IMMOBILIARE LOMBARDA S.p.A.
Main office: Milan

UNICREDIT CONSULTING S.r.l.
Main office: Milan

S.T.T. S.p.A.
Main office: Verona

SEBI S.p.A.
Main office: Perugia

PEKAO INFORMATYKA Sp.zo.o
Main office: Lodz ◆★

PEKAO DEVELOPMENT Sp.zo.o
Main office: Lodz ◆★

PEKAO FINANCIAL SERVICES Sp.zo.o
Main office: Warsaw ◆★

S.S.I.S. SOCIETÀ SERVIZI INFORMATICI SAMMARINESE S.p.A.
Main office: Borgo Maggiore (S. Marino) ◆

SOCIÉTÉ CIVILE IMMOBILIÈRE CORDUSIO
Main office: Montecarlo ◆

IMMOCRI S.p.A.
Main office: Rome

AGROCONS CENTRUM A.S.
Main office: Bratislava ◆

LOCAT RENT S.p.A.
Main office: Milan

Accounts

Structure of the Consolidated Interim Report

Report on Operations

- Presentation
- Group Chart as at 30 June 2001
- **Part A - Information on Operations**
- Part B - Accounting Policies
- Part C - Notes to the Balance Sheet
- Part D - Notes to the Profit and Loss Account
- Part E - Other Information on the Consolidated Accounts
- Part F - Scope of Consolidation
- Annexes
- Accounts stated in lira
- Information on the Parent Company
- Reports
- Branch Networks in Italy and Offices abroad

Operating Results and Performance

Net income and Shareholders' equity

The Group's portion of net income was 803 million € in the first half of 2001 compared to 918 million € over the corresponding period during the previous year and 1,395 million € for the entire 2000 financial period. As well as the effects of a less favourable environment compared to the first half of 2000, this trend reflects larger adjustments of goodwill costs (a rise of 91 million € compared to the first six months of 2000) relating to purchases during the second half of the last period.

ROE nevertheless stayed at 20%, in year-on-year terms, almost the same level as in 2000 (20.8%), compared to 25.4% in the first half of the previous year[1]. Net of goodwill cost adjustments however, ROE reached 23.2%, against 26.5% for the first half of last year and 22.4% over the whole of 2000.

Again on a year-on-year basis, net profit per share reached 0.32 € as against 0.30 € for the entire 2000 period[1], and shares climbed from 1.72 € at the close of 2000 to a net value of 1.76 €. At the price at the end of June, this reflected a P/E ratio of 16 and a price/book value of 2.89.

Group structure

The Group composition has not changed significantly from the end of the last period. As from 30 June 2000 however, the Group Structure has broadened to include:

- Cassa di Risparmio di Carpi and Banca dell'Umbria, control of which is now held by Rolo Banca 1473;
- Bulbank, the principal Bulgarian bank, Splitska Banka, the third-largest Croatian bank, and Pol'nobanka, the sixth-largest in Slovakia in terms of total assets, in accordance with the development strategy in New Europe;
- the Pioneer Group, as a result of operational integration with Europlus designed to kick-start the process of internationalising asset management.

To provide homogeneous comparisons in the analysis of changes to balance sheet and profit and loss figures, data for the first half of 2000 have been restated to take into account such variations, with the exception of data for the Pioneer Group, and to take into account the amount of assets under management (in fact Pioneer's parent company began operations on 23 October and the

1. Profit ratios for June and December 2000, are restated redistributing over the relevant periods the amount set aside at year-end for the possible cancellation of the tax reductions for the 3-year period 1998-2000 provided for in Legislative Decree 153/99 (198 million euro, of which 113 million relates to the financial years 1998 and 1999).

financial results under the current calculation run from that date). The notable absence of the Pioneer Group in this revaluation means that comparisons between figures for revenues from brokerage and other sources and operating costs are difficult to compare, but this is substantially compensated in the figures for operating profits.

Operating income

The Group's operating profits stayed almost level with those for the corresponding period of the previous year (2,345 million € compared to 2,413 million for the first six months of 2000), but are significantly higher than the average of the two half-year periods of 2000 (2,283 million €). This is due both to the prompt response by the Group banks to the deterioration of financial market conditions which reduced the fall in net commission income, and to good performance in net interest incomes.

The net interest income rose to 2,517 million €, a growth of 9.3% compared to 2,303 million in the first half of 2000, on the strength of a higher average volume of brokered deals (11.5% increase in total average assets) and a greater proportion of loans to customers (an average growth of 14.6%), the effects of which were partly balanced by a more substantial capital structure following the increase in fixed assets and subordinated debt.

Revenue from services and other sources was 2,431 million €, a fall of 3.3% on a like-for-like basis with the first half of 2000. The drop was caused by the fall in net commissions (-12.5% on a like-for-like basis), concentrated in the fund management and administration services sector, while those relating to credit activities and collection and payment services saw significant gains. Profits from financial operations however, continued last year's sparkling performance with growth of 34% during the first half of 2000, above all thanks to the development of customer financial risk management business.

Total operating costs grew on a like-for-like basis by 7.9% to 2,603 million € compared to the first half of 2000. In particular payroll costs increased by 8.1% on a like-for-like basis, owing to the need to staff the commercial divisions and investment banking and asset management sectors and as a result of contract renewal and adjustment of the variable component of last year's good results. The trend in other costs and miscellaneous expenses (+6.7% on a like-for-like basis) can chiefly be explained by the increased cost of developing and reorganising the Group, which included consultancy fees, travel expenses, also due to external growth, lease payments, also related to development of the network. Given that total income grew proportionately more slowly, the cost/income ratio reached 52.6%, against 48.6% during the first six months and 51% for the whole of 2000, but 1.5% of the increases can be explained by the fact that the periods are not comparable on a like-for-like basis.

Net income

From operating profit to the profit before extraordinary items and tax - 1,657 million €, a drop of 11.8% compared to 1,879 million in the first half of 2000, taking into account:

- adjustments to positive consolidation and net equity method differences of 131 million € (40 million in the first half of last year) including around 75 million for the Pioneer Group and about 35 million for the Pekao Group;

- provisions to the risk and liabilities reserve of 139 million (127 million in the corresponding period last year) including 49 million (including the portion falling to third parties) against the possibility of the cancellation of the tax relief instituted by Legislative Decree 153/99 (the "Ciampi" act);

- write-downs of loans and provisions for guarantees and commitments, net of write-backs, of 392 million €, as well as 14 million set aside to the credit risk fund. A total of 406 million € against 376 million during the first half of 2000;

- net write-downs of financial fixed assets of 12 million € against a net write-back of 9 million in the first half of 2000;

Gross income includes extraordinary profit of 94 million €, against 108 last year. After tax of 720 million, allocation of 235 million € profit to minority interests, and taking into account the variation of 7 million in the general banking risks reserve, net income came to 803 million € (918 million in the first half of 2000).

Results by Division

The contribution of the Division to the results was positive and up compared to the first half of 2000. These results, which are the aggregate of the profit and loss accounts of companies belonging to individual Divisions (the composition of which is shown in the Group Chart), once adjustments for dividends have been applied and goodwill adjustments have been assigned to the Corporate Centre, show:

- a net income of 1,045 million € for the Italian Banking Division (+7.1% compared to the first half of 2000), boosted by good performance in ordinary operations (a rise of 3.1% notwithstanding certain unfavourable aspects of the economic environment). The Group portion of the income was 878 million (+9.8%);

- the Wholesale Banking Division showed a net profit of 211 million € (+13.4%), bolstered by a growth in profits in the Investment Banking sector, as a result of a growth of business, which balanced the sluggishness of Asset Management. The Group portion of the net income was 196 million (+13.7%);

- the Foreign Banks and New Growth Division recorded a net profit of 157 million € (+78.4%) which even though it was partly boosted by favourable exchange rates against the euro, was encouraged by the improved profitability of the Pekao Group and New Europe banks, and also the result of the ongoing reorganisation and transfer of skills. The Group portion of the income was 89 million (+97.8%);

- a loss of 26 million € (against the 4 million for the first half of 2000) in the new initiatives undertaken by the Group to set up two new multichannel banks (Xelion and Clarima), explained by significant start-up costs;

- losses by the Corporate Centre (which include the other consolidation adjustments) of 349 million € compared to 81 million for the first half of 2000, with a variation of 268 million. The variation may be explained by consolidation adjustments of about 150 million, including greater goodwill adjustments of 90 million €, and of about 120 million in the Parent Company's result. In particular, the fall in the Parent Company's profits was chiefly due to higher financial charges (taking into account the widening gap between investment and company's own resources and its financing with subordinated debt), to the effects of valuing elements of the company's net equity, and the increased costs incurred in running and managing the Group and the Divisions.

Loans

Against a background of a market which in Italy is characterised by sustained strong demand for credit, the Group reinforced the 10.64% market share attained by its units operating in Italy which remained at the same level as last year and up against the 10.62% achieved in June 2000.

Total customer lending at the end of June reached almost 120 billion €, an increase of 3.8% compared to December, to which the Italian and New Europe banks contributed in equal measure, and up by 11% over the whole year. Growth in current commitments, which do not include repos and non-performing loans, reached 5% and 12% respectively, sustained by improved mutual loans (up by 6.6% and 13.5% respectively) which account for around a third of total growth.

Growth in loans was achieved in a context of continued improvement in credit quality, an aspect in respect of which the Group has maintained its traditionally favourable position vis-à-vis the credit system (based on data published by the Bank of Italy the Group's ratio of non-performing loans to loans in fact reached 2.77% in June, as against 4.82% across the system). Total doubtful loans to customers fell compared to December 2000, thanks to a securitisation operation, both in absolute terms, where their book value dropped from 3,851 to 3,768 million €, and as a proportion of total lending, 3.15% at the end of June as against 3.34% at the end of last year.

Deposits

In a market in which Italian banking deposits achieved growth rates well below those of lending, the Group posted a significant increase in the ratio of its deposits at the beginning of the year (10.30% compared to 10.14% in December 2000), in contrast to that on its stock of bonds and repos, technical forms of credit whose trend is closely linked to that of indirect deposits. In contrast to the proportion of total funding for the units operating in Italy, which fell from 10.41% to 10.17% over the half-year period, investment fund market share grew, in terms of net worth, from 13.33% at the end of 2000 to 13.56% at the end of June, thanks to positive net deposits in contrast to the general credit system.

Overall, direct deposits exceed 120 billion € (an increase of 2.2% from the start of the year and up 4.6% over the year), thanks to an increase in amounts due to customers, and sustained by the contribution of New Europe banks, partly compensated by the fall in securities in issue. Indirect deposits too made good ground (+2.3% from the beginning of the year and +6% over twelve months), despite unfavourable conditions. Compared to the beginning of the year administered funds grew 3.6% and to a lesser extent managed funds too (+1%), the latter strongly affected by share prices. However, growth over twelve months threw into sharp relief the change of emphasis to the administered funds component which after the first half of 2000 recorded growth of 13%, while for the most part managed funds marked time.

Total customer assets under management thus reached approximately 347 billion €, an increase of around 7,650 million compared to the end of 2000 and a year on year rise of 5.5%.

Shareholders' equity and capital ratios

The Group shareholders' funds[2] as at 30 June 2001 were of 8,839 million €, against 8,644 at the end of the previous year. This increase is due to profit over the period, whose effect was partially countered by dividends for the year 2000, distributed in the first half of this year.

Capital for regulatory purposes at the end of June was 13,720 million €, resulting in a capital ratio of 9.52%, against 8.52% at the end of 2000. On the other hand, the coefficient for assets weighted for credit risk reached 10.25%, against 9.33% at the end of 2000, with a tier 1 ratio of 7.12%.

Structure

At the end of June, the Group had a total of 65,194 employees in a network of 3,959 bank branches and 1,680 financial consultants. Employee numbers, substantially unchanged from the end of the year (+79 units), fell by over 1,700 units during the year, due to cuts in the Foreign Banks division. The distribution network has grown by 28 branches from the beginning of the year however, (an increase of 166 branches over twelve months) and the number of financial consultants fell by 16.

2. It should be noted that during the half-year period following the resolution passed by the Extraordinary General Meeting of 5 May, the Parent Company converted the share capital into euro.

Financial Highlights

	30.06.2001	30.06.2000	30.06.2000 restated	Change on restatement	31.12.2000
Profit and loss figures (MILLIONS OF €)					
Total revenues	4,948	4,515	4,691	5.5%	9,318
Net interest	*2,458*	*2,135*	*2,252*	*9.1%*	*4,669*
Net commission income	*1,621*	*1,714*	*1,753*	*-7.5%*	*3,339*
Operating expenses	2,603	2,160	2,278	14.3%	4,752
Operating profit	2,345	2,355	2,413	-2.8%	4,566
Value adjustments for goodwill	131	40	40	227.5%	115
Profit before extraordinary items and tax	1,657	1,917	1,879	-11.8%	3,185
Profit for the period	1,038	1,207	1,165	-10.9%	1,858
Group portion of net income	803	961	918	-12.5%	1,395
Balance sheet figures (MILLIONS OF €)					
Total assets	206,812	182,019	189,980	8.9%	202,655
Loans to customers	119,541	103,409	107,705	11.0%	115,157
of which non-performing loans	*1,779*	*1,944*	*2,135*	*-16.7%*	*2,005*
Securities	34,107	32,239	33,659	1.3%	33,185
Equity investments	1,539	1,188	1,223	25.8%	1,565
Due to customers and securities in issue	120,634	109,806	115,335	4.6%	118,006
Subordinated debt	5,736	2,459	2,459	133.3%	4,594
Group shareholder's funds	8,839	8,195	8,152	8.4%	8,644
Indirect customer deposits	226,411	186,109	213,548	6.0%	221,389
Customer assets in administration	347,045	295,915	328,883	5.5%	339,395
Customer assets under management	114,842	90,048	115,191	-0.3%	113,634
Staff and Branches					
Number of employees	65,194	61,343	66,897	-1.703	65,115
Financial consultants	1,680	1,705	1,705	-25	1,696
Number of branches	3,959	3,451	3,793	166	3,931
Profitability ratios					
ROE (1)	20.0%	26.6%	25.4%	-5.4	20.8%
ROE (not including adjustments for goodwill)	23.2%	27.7%	26.5%	-3.2	22.4%
Operating profit/Total assets	2.27%	2.59%	2.54%	-0.27	2.25%
Cost/income ratio	52.6%	47.8%	48.6%	4.0	51.0%
Bad debt ratios					
Net non-performing loans/Loans to customers	1.49%	1.88%	1.98%	-0.49	1.74%
Net doubtful loans/Loans to customers	3.15%	3.48%	3.65%	-0.50	3.34%
Capital Ratios [2]					
Tier 1 capital/Weighted assets (credit risk)	7.12%	7.77%	7.77%	-0.7	6.85%
Capital for regulatory purposes/Total weighted assets	9.52%	9.09%	9.09%	0.4	8.52%
Per employee figures (€ thousands)					
Total revenues/Number of employees [3]	152	147	140	12	143
Total assets/Number of employees [3]	3,172	2,967	2,840	332	3,112
Payroll costs/Number of employees [3]	47	42	40	7	43

1. The equity considered for this ratio is the equity at year end (minus profit for the year).
2. Restated figures not available.
3. Number of employees at period end.

Results by Division

(AMOUNTS IN MILLIONS OF €)	Italian Banking Division	Wholesale Banking Division	Foreign Banks Division	New Initiatives[1]	Corporate Centre[2]	Consolidated Group Total
Net interest income						
1st half 2001	2,032	10	452	1	22	2,517
1st half 2000 restated	*1,790*	*33*	*358*	*1*	*121*	*2,303*
Revenues from services and other sources						
1st half 2001	1,722	581	258	-3	-127	2,431
1st half 2000 restated	*1,818*	*344*	*216*	*17*	*-7*	*2,388*
Total revenues						
1st half 2001	3,754	591	710	-2	-105	4,948
1st half 2000 restated	*3,608*	*377*	*574*	*18*	*114*	*4,691*
Operating expenses						
1st half 2001	-1,758	-311	-386	-24	-124	-2,603
1st half 2000 restated	*-1,672*	*-92*	*-346*	*-17*	*-151*	*-2,278*
Operating profit						
1st half 2001	1,996	280	324	-26	-229	2,345
1st half 2000 restated	*1,936*	*285*	*228*	*1*	*-37*	*2,413*
Provisions and net write-downs						
1st half 2001	-303		-90		-288	-681
1st half 2000 restated	*-293*	*-1*	*-102*	*-1*	*-132*	*-529*
Extraordinary items						
1st half 2001	63	18	-5		18	94
1st half 2000 restated	*57*		*1*	*-1*	*51*	*108*
Income tax						
1st half 2001	-711	-87	-72		150	-720
1st half 2000 restated	*-724*	*-98*	*-39*	*-3*	*37*	*-827*
Net income						
1st half 2001	1,045	211	157	-26	-349	1,038
1st half 2000 restated	*976*	*186*	*88*	*-4*	*-81*	*1,165*
- minority interests						
1st half 2001	-167	-15	-68		15	-235
1st half 2000 restated	*-176*	*-14*	*-43*		*-14*	*-247*
- Group's portion						
1st half 2001	878	196	89	-26	-334	803
1st half 2000 restated	*800*	*172*	*45*	*-4*	*-95*	*918*
Cost/income ratio						
1st half 2001	46.8%	52.6%	54.4%	n.s.	n.s.	52.6%
1st half 2000 restated	*46.3%*	*24.4%*	*60.3%*	*n.s.*	*n.s.*	*48.6%*
Number of employees						
At 30 June 2001	34,052	1,871	24,571	158	4,542	65,194
At 30 June 2000 restated	*33,878*	*588*	*28,190*	*79*	*4,162*	*66,897*
Number of branches						
At 30 June 2001	2,924	1	1,027		7	3,959
At 30 June 2000 restated	*2,824*		*962*		*7*	*3,793*

1. Xelion and Clarima. 2. Including eliminations and other adjustments on consolidation.

Note: The Profit and Loss Account by Division is the result of combining the profit and loss accounts of the companies coming under the structure of each of the divisions, after performing adjustments for:

- (i) the reversal of dividends of other Group companies accounted for the period net of the relative tax effects;
- (ii) the inclusion among other consolidation differences of value adjustments for goodwill made by the individual companies (in addition to those for positive consolidation differences);
- (iii) the determination of minority interests.

The profit (or loss) before purchase of the companies that came under the Group structure in the second half of 2000 was recorded under an appropriate item in the consolidated version (entered among the minority interests in the reclassified), but at Divisional level (Italian Banks and New Europe) was instead divided between the Group portion of net income and minority interests on the basis of the equity at the date of the first consolidation.

Reclassified Balance Sheet

Assets

(AMOUNTS IN MILLIONS OF €)	30.06.2001	31.12.2000	Change from 31.12.2000 absolute	%	30.06.2000 restated	% change from 30.06.2000
Cash and deposits with Central banks and post offices	930	1,215	- 285	-23.5%	945	-1.6%
Due from:						
Loans to customers	119,541	115,157	+ 4,384	+3.8%	107,705	+11.0%
Loans to banks	24,852	24,904	- 52	-0.2%	26,008	-4.4%
Trading securities	17,414	18,168	- 754	-4.2%	18,965	-8.2%
Fixed assets:						
Investment securities	16,693	15,017	+ 1,676	+11.2%	14,694	+13.6%
Equity investments	1,539	1,565	- 26	-1.7%	1,223	+25.8%
Own shares or quotas	6		+ 6		2	+200.0%
Tangible and intangible assets	4,817	4,620	+ 197	+4.3%	3,162	+52.3%
Positive consolidation and net equity method differences	853	894	- 41	-4.6%	528	+61.6%
Other assets	20,167	21,115	- 948	-4.5%	16,748	+20.4%
Total assets	**206,812**	**202,655**	**+ 4,157**	**+2.1%**	**189,980**	**+8.9%**

Liabilities

(AMOUNTS IN MILLIONS OF €)	30.06.2001	31.12.2000	Change from 31.12.2000 absolute	%	30.06.2000 restated	% change from 30.06.2000
Due to:						
Due to customers	86,175	83,103	+ 3,072	+3.7%	80,370	+7.2%
Securities in issue	34,459	34,903	- 444	-1.3%	34,965	-1.4%
Due to banks	43,012	41,167	+ 1,845	+4.5%	38,691	+11.2%
Specific reserves	4,040	4,043	- 3	-0.1%	3,294	+22.6%
Other liabilities	21,637	23,434	- 1,797	-7.7%	18,993	+13.9%
Credit risk reserves	118	131	- 13	-9.9%	157	-24.8%
Subordinated debt	5,736	4,594	+ 1,142	+24.9%	2,459	+133.3%
Negative consolidation and net equity method differences	44	41	+ 3	+7.3%	39	+12.8%
Minority interests	2,752	2,595	+ 157	+6.1%	2,860	-3.8%
Shareholders' equity:						
Capital, reserves and reserve for general banking risks	8,036	7,249	+ 787	+10.9%	7,234	+11.1%
Profit for the period	803	1,395	- 592	-42.4%	918	-12.5%
Total liabilities	**206,812**	**202,655**	**+ 4,157**	**+2.1%**	**189,980**	**+8.9%**

Note: The restated balance sheet and profit and loss accounts take into account the most significant changes in the consolidation area with respect to June 2000 and the quarterly reallocation of the provision made at end 2000 pursuant to Legislative Decree no. 153/99 as illustrated under the structure of the consolidated half-year report.

Reclassified Profit and Loss Account

(AMOUNTS IN MILLIONS OF €)	30.06.2001	30.06.2000 Restated	Change from June 2000 Profit and loss	%	31.12.2000
Net interest	2,458	2,252	+ 206	+9.1%	4,669
Dividends and other revenues from investments	59	51	+ 8	+15.9%	78
NET INTEREST INCOME	**2,517**	**2,303**	**+ 214**	**+9.3%**	**4,747**
Net commission income	1,621	1,753	- 132	-7.5%	3,339
Trading profits (losses)	459	342	+ 117	+34.2%	638
Other net operating income	351	293	+ 58	+19.8%	594
Revenues from services and other sources	**2,431**	**2,388**	**+ 43**	**+1.8%**	**4,571**
TOTAL REVENUES	**4,948**	**4,691**	**+ 257**	**+5.5%**	**9,318**
Payroll costs	-1,517	-1,343	- 174	+13.0%	-2,773
Other administrative expenses	-906	-791	- 115	+14.5%	-1,628
Adjustments to the value of tangible and intangible fixed assets	-180	-144	- 36	+25.0%	-351
Operating expenses	**-2,603**	**-2,278**	**- 325**	**+14.3%**	**-4,752**
OPERATING PROFIT	**2,345**	**2,413**	**- 68**	**-2.8%**	**4,566**
Value adjustments for goodwill[1]	-131	-40	- 91	+227.5%	-115
Provisions for risks and charges	-139	-127	- 12	+9.4%	-330
Net write-downs of loans and provisions for guarantees and commitments	-392	-353	- 39	+11.0%	-838
Provisions to credit risk reserves	-14	-23	+ 9	-39.1%	-65
Net write-downs of financial fixed assets	-12	9	- 21	n.s.	-33
PROFIT BEFORE EXTRAORDINARY ITEMS AND TAX	**1,657**	**1,879**	**- 222**	**-11.8%**	**3,185**
Extraordinary income (charges)	94	108	- 14	-13.0%	100
Change in the reserve for general banking risks	7	5	+ 2	+40.0%	8
Income tax for the period	-720	- 827	+ 107	-12.9%	-1,435
PROFIT FOR THE PERIOD	**1,038**	**1,165**	**- 127**	**-10.9%**	**1,858**
Minority interest	-235	-247	+ 12	-4.9%	-463
PROFIT ATTRIBUTABLE TO THE GROUP	**803**	**918**	**- 115**	**-12.5%**	**1,395**

1. Value adjustments for positive consolidation and net equity method differences and goodwill amortisation quota.

Quarterly Balance Sheet

Assets

(AMOUNTS IN MILLIONS OF €)	2001		2000 RESTATED			
	30.06	31.03	31.12	30.09	30.06	31.03
Cash and deposits with central banks and post offices	930	896	1,215	965	945	1,219
Due from:						
Loans to customers	119,541	115,581	115,157	109,527	107,705	103,006
Loans to banks	24,852	24,406	24,904	25,504	26,008	23,927
Trading securities	17,414	17,672	18,168	19,465	18,965	19,032
Fixed assets:						
Investment securities	16,693	15,044	15,017	15,036	14,694	14,759
Equity investments	1,539	1,549	1,565	1,337	1,223	1,205
Own shares or quotas	6	5			2	1
Tangible and intangible assets	4,817	4,740	4,620	3,234	3,162	3,123
Positive consolidation and net equity method differences	853	885	894	592	528	525
Other assets	20,167	23,632	21,115	18,137	16,748	17,812
Total assets	**206,812**	**204,410**	**202,655**	**193,797**	**189,980**	**184,609**

Liabilities

Due to:						
Due to customers	86,175	82,723	83,103	80,453	80,370	77,282
Securities in issue	34,459	35,755	34,903	34,786	34,965	35,398
Due to banks	43,012	39,945	41,167	39,935	38,691	35,028
Specific reserves	4,040	4,404	4,043	3,675	3,294	4,438
Other liabilities	21,637	23,968	23,434	20,482	18,993	20,130
Credit risk reserves	118	167	131	172	157	186
Subordinated debt	5,736	5,639	4,594	2,609	2,459	1,387
Negative consolidation and net equity method differences	44	41	41	38	39	34
Minority interests	2,752	2,726	2,595	3,033	2,860	2,872
Shareholders' equity:						
Capital, reserves, and reserve for general banking risks	8,036	8,628	7,249	7,274	7,234	7,372
Profit for the period	803	414	1,395	1,340	918	482
Total liabilities	**206,812**	**204,410**	**202,655**	**193,797**	**189,980**	**184,609**

Quarterly Profit and Loss Account

(AMOUNTS IN MILLIONS OF €)	2001		YEAR 2000 RESTATED			
	2nd quarter	1st quarter	4th quarter	3rd quarter	2nd quarter	1st quarter
Net interest	1,272	1,186	1,201	1,216	1,121	1,131
Dividends and other revenues from investments	38	21	15	12	43	8
NET INTEREST INCOME	**1,310**	**1,207**	**1,216**	**1,228**	**1,164**	**1,139**
Net commission income	800	821	791	795	838	915
Trading profits (losses)	140	319	116	180	164	178
Other net operating income	205	146	148	153	161	132
Revenues from services and other sources	**1,145**	**1,286**	**1,055**	**1,128**	**1,163**	**1,225**
TOTAL REVENUES	**2,455**	**2,493**	**2,271**	**2,356**	**2,327**	**2,364**
Payroll costs	-788	-729	-739	-691	-678	-665
Other administrative expenses	-455	-451	-436	-401	-405	-386
Adjustments to the value of tangible and intangible fixed assets	-96	-84	-121	-86	-67	-77
Operating expenses	**-1,339**	**-1,264**	**-1,296**	**-1,178**	**-1,150**	**-1,128**
OPERATING PROFIT	**1,116**	**1,229**	**975**	**1,178**	**1,177**	**1,236**
Value adjustments for goodwill[1]	-67	-64	-54	-21	-26	-14
Provisions for risks and charges	-100	-39	-177	-26	-85	-42
Net write-downs of loans and provisions for guarantees and commitments	-219	-173	-341	-144	-212	-141
Provisions to credit risk reserves	-	-14	-22	-20	-1	-22
Net write-downs of financial fixed assets	-7	-5	-25	-17	4	5
PROFIT BEFORE EXTRAORDINARY ITEMS AND TAX	**723**	**934**	**356**	**950**	**857**	**1,022**
Extraordinary income (charges)	61	33	-64	56	73	35
Change in the reserve for general banking risks	7	-	3	-	5	-
Income tax for the period	-293	-427	-205	-403	-378	-449
PROFIT FOR THE PERIOD	**498**	**540**	**90**	**603**	**557**	**608**
Minority interests	-109	-126	-35	-181	-121	-126
GROUP PORTION OF NET INCOME	**389**	**414**	**55**	**422**	**436**	**482**

1. Value adjustments for positive consolidation and net equity method differences and goodwill amortisation quota.

Strategic Development

In line with the significant initiatives undertaken over the course of the last two years, the Group has identified and is actively targeting four strategic priorities aimed at maintaining its ability to provide shareholder value over time. These priorities are:

- income from tied up capital;
- growth in the volumes of assets under management;
- the diffusion in all of the Group's banks of the excellent standards obtained in credit allocation and asset quality;
- the containment of operating costs.

During the course of the half-year, the Group has undertaken a number of activities aimed at addressing these priorities, in accordance with several key guidelines:

- the further development of the tools and procedures aimed at optimising the allocation of shareholder equity in order to target the investments towards those businesses best able to provide real levels of remuneration, and to be able to accurately measure the correct level of return for the risk involved, as well as providing a real level of growth for the shareholder;
- the evolution of domestic bank service models through the further implementation of the specialisation programmes for distribution already underway (personal banking in Credito Italiano); the introduction of new ways of approaching the market, of particular relevance to Cariverona (local markets); and the implementation of the service channel development projects for Rolobanca and Banca CRT, following the positive results already seen with Credito Italiano. To complement these initiatives, other initiatives aimed at developing the telematic and telephone channels are also being taken.
- the development of the production business units together with UBM and Trading Lab, whose own development programmes have borne excellent results. Furthermore, in the Pioneer Group, the strengthening of the associated company in the US is already showing positive signs, such as positive net deposits, despite the highly unfavourable market situation;
- the significant restructuring of the New Europe Banks acquired during the course of the previous financial year, adapting in a flexible manner the distinct and unique competencies the Group has acquired to the conditions prevalent in the country concerned. At the same time, the reorganisation of Bank Pekao has been progressing and has now reached a stage where the investments for a new stage of development in Poland have become prevalent;
- the acceleration of the New Initiatives activities together with Xelion, a company which is rapidly becoming a unique player within the affluent client consultancy market sector, and Clarima which, after only a few months of starting up, is already active in the credit card market and has already made the first partnerships aimed at realising a business model combining competitive costs and excellent service.

The Italian Banks Division

Strategic approach

The restructuring of the Parent Company, which has led to the creation of the Italian Banks Division, has allowed the Group to further improve the implementation of its strategic vision through the more efficient management of the areas of development that have been identified.

The projects undertaken during the course of 2001 have all had the objective of preserving the value of the Italian Banks in the mid-long term, of maintaining levels of excellence in terms of profitability, and of reinforcing their ability to grow over time.

The revolution that has taken place in the forms of production and distribution has led to a greater sensitivity to the development of different policies for each client sector, with the overall emphasis being on the development of a multichannel and multibusiness approach. The achievement of economies of scale through the implementation of an organisational model developed along those lines, means that customer demands for the adequate development of services in a context of stiff competition and rapid change can be met.

The lines along which action should be taken have, therefore, been identified as:

- Evolution of the service models per sector, through the progressive development of the multichannel system, thus increasing both the choice the customer has and the professionalism of the provider, with a consequent improvement in the quality of the service provided and of the amount of time dedicated to each client.

- Innovation of the products and channels in order to create new business and growth opportunities for the customers, through the creation of strategic partnerships if required.

- Different management approaches for each individual business in line with the different requirements of each client sector, of the specific level of profitability required, and of the structural costs of the channel.

- The exploitation of the synergies of the Group and of the new technologies available to enable the Group to meet its clients' needs in a more efficient and effective manner.

Sales channels

The Group has actively engaged in the implementation of this multichannel strategy, aimed at providing a whole host of different ways of accessing the bank's services (counter staff, call centres, internet, etc.) in the course of the current financial year as well. The aim of this multichannel approach is to offer the customer the possibility of being able to contact his or her bank as and when he or she should choose, thus overcoming the problems of a traditional counter service of having to get to a counter that is open on time.

Branch network

In the first half-year of 2001, the implementation of the Group's plan to extend its network over the territory, in order to rationalise the entire domestic branch network, was undertaken. The new strategic approach geared towards the specialisation to each client sector has been adopted in the new branches and has led to the opening of further Private Banking units. On 30 June 2001, the branch network of the Italian Banks in the Group increased to 2,924 units, 100 more in comparison with June of last year and 41 more since the beginning of the current financial year.

NUMBER OF BRANCHES	30.06.2001 number	30.06.2001 % of total	31.12.2000 number	31.12.2000 % of total	30.06.2000 restated number	30.06.2000 restated % of total	change on Dec 00	change on Jun 00
Credito Italiano	795	27.2%	785	27.2%	766	27.1%	10	29
Rolo Banca 1473	776	26.5%	761	26.4%	749	26.5%	15	27
Cariverona	508	17.4%	501	17.4%	486	17.2%	7	22
Banca CRT	463	15.8%	462	16.0%	456	16.1%	1	7
Cassamarca	121	4.1%	119	4.1%	114	4.0%	2	7
Caritro	81	2.8%	79	2.7%	82	2.9%	2	-1
Banca dell'Umbria	80	2.7%	74	2.6%	74	2.6%	6	6
CRTrieste	50	1.7%	52	1.8%	53	1.9%	-2	-3
CR Carpi	38	1.3%	38	1.3%	32	1.1%		6
Other Banks	12	0.4%	12	0.4%	12	0.4%		
ITALIAN BANKS DIVISION	**2,924**	**100.0%**	**2,883**	**100.0%**	**2,824**	**100.0%**	**41**	**100**

The Call Centre

At the end of May 2001, the Call Centre reached a figure of approximately 325,600 telephone-banking customers (+12% compared with December 2000), of whom 99% are private customers.

During the course of the first half-year in 2001, the Call Centre facilities have gradually been extended to the other banks in the Group. Towards the end of June, in fact, the "CRT Network Call" service, run on behalf of Banca CRT, was added to the ones already in service for Credito Italiano and Rolo Banca.

The process of specialisation per client sector of these telephone banking channels was further developed in line with the Group's strategic commercial approach to retail customers. Last June, the telephone banking service for Credito Italiano's "Personal Banking" customers was launched. To date, this service includes specialist telephone banking services for all of the retail customer sectors: family (ProntoCredit), personal (Dedicato), private (ProntoCredit Private Banking) and small business (ProntoCredit Business).

In the second half-year it is foreseen that:

- the launch of the telephone banking service on behalf Caritro will take place
- the specialisation of the telephone banking service for BancaCRT's Small Business customers will take place
- the pilot test for the activation of the web-call centre operation (e-mail management and cobrowsing) will also take place.

Internet Banking

On 30 June the number of private customers over the Group as a whole using the Internet Banking services reached the figure of 234,931, compared with 173,909 on 31 December 2000 (+35%) and 112,385 on 30 June 2000 (+109%). Over the same period, the number of "on line traders" increased from 21,348 (30 June 2000) to 36,452 (31 December 2000; + 71%), and to 45,348 on 30 June 2001 (+112% compared with June 2000).

Credito Italiano, furthermore, also has an Internet Banking site dedicated to the Small Business sector (http://onlinebusiness.credit.it). On 30 June 15,162 businesses had subscribed to this service (3,200 on 30 June 2000: + 374%; 12,535 on 31 December 2000: + 21%).
During the first half-year of 2001, the Parent Company's site was further enriched by the creation of:

- a specific area containing all the company reports (financial statements, interim report, quarterly report) available in digital format (in accordance with the latest Consob directives);
- an area for the Social and Environmental Report;
- an area containing all the presentations of the Top Management to the financial community (including the new video format);
- an information section on the euro containing a summary of the news pertaining to the subject, a bibliography of the most important official documents, a glossary and section divided into two areas for families and businesses, together with a number of related software tools aimed at determining how prepared the company is to meeting the requirements imposed by the forthcoming issue of the euro.

External allied networks

Commercial activities aimed at relaunching the principal allied networks (Fiaip and Kiron – Tecnocasa Group) for channelling mortgage lending in the presence of a housing market that has fallen slightly in comparison with the same period of the previous financial year, have also been developed. The activity has mainly been focused on the strengthening of the above-mentioned networks by providing "information/training" on the loan products to be proposed to the end client.

This activity has allowed the Group to maintain a sizeable share of the market, a position that is reflected by the 7,713 transactions for a total of 533 million € of loans issued (at the end of June 2001). These results are in line with the volumes realised in the 1st half-year of 2000 (8,057 transactions for 535 million €). This figure, however, represents 57.5% of the loans for the same period issued by Credito Italiano.

The financial consultant networks

Following the takeover of UniCreditSim by Xelion, on 30 June 2001 the financial consultant networks of the Group banks included 865 financial consultants. These financial consultants are distributed accordingly:

- 746 financial consultants in Credito Italiano
- 28 financial consultants in CRT
- 91 financial consultants in Rolo Banca.

The Corporate channel

During the course of 2001, the Group has benefited from the consolidation of the Corporate Channel thanks to the refinements made to the corporate channels of each of the Group banks, and to the completion of the creation project at Cassa di Risparmio di Verona. In this way, the Group is responding to the increasingly sophisticated demands of its customers and is improving its customer relations.

Furthermore, the principal activities carried out during the course of the year have been aimed at:

- extending the corporate marketing model and portal to all of the banks, thus giving them an efficient support tool in all stages of the planning and sales process;

- identifying and testing a new model for measuring corporate area performance that incorporates income, risk and the cost of the resources employed in line with each of the specialised business areas and of the regulatory provisions on the management of risks (Basle Agreement);

- proposing and introducing a new model for measuring and managing Customer Satisfaction;

- ensuring the relaunch of foreign activities;

- increasing the banks' ability to create new business with "top clients" through an Advisory structure.

With regard to the development of its e-commerce B2B initiatives, of particular importance is the implementation of the I-Faber project – the marketplace dedicated to non-consumer goods and services to which UniCredito has decided to transfer some of the product categories it has acquired.

Erg, API and UniCredito have already used the platform to negotiate important stocks, and the company that will run this initiative has already been set up.

Readjustment of connected activities

In order to exploit the synergies of the Group more fully, the Operations Area, the collection activities, and the investment fund distribution companies, all of which have been subject to rationalisation and reorganisation, now report to the Italian Banks Division. The following are of particular note:

- the completion of the reorganisation of the collections sector with the decision of the extraordinary general meeting of Uniriscossioni Spa (100% owned) to proceed with the takeover of Esamarca Spa and Gespro Spa, which took effect with the stipulation of the merger agreement at the end of June;

- the successful completion, with effect from 1 July 2001, of both the transfer of the back office departments of UniCredit, Rolo Banca, Banca CRT and Cariverona Banca to UniCredit Produzioni Accentrate Spa, and the transfer of the IT departments of the above-mentioned banks, together with those of Cassamarca and CRTrieste to UniCredit Sistemi Informativi Spa.
- the approval of the takeover of Gestiveneto SGR and Fondinvest SGR by Gesticredit SGR, which will be renamed UniCredit Fondi SGR. Along with the merger of the companies themselves, the mutual investment funds managed by the three companies will also merge, with the whole operation being concluded before the end of 2001.

The position of the Division

Loans to customers

The lending sector of the banking industry remained buoyant during the course of the first half of this year, with increment rates constantly above 10% for the total aggregate. However, the first signs of a slowdown are beginning to appear, mainly due to a decrease in demand from non-financial sector companies, who are feeling the effects of the uncertainties surrounding the general economic conditions in Italy. This slowdown is particularly evident in the short-term sector. Total bank loans on average over the first six months, have increased by 12.5% compared with 13.3% for the whole of 2000 (+11.1% in the month of June 2001 alone). Specifically, medium to long-term loans grew by 9.6% as at 30/06/01 compared with the same month of the previous year. This contrasts with a rate of 12.7% for short-term loans.

Thus the market share of the Group has remained the same as it was at the end of the year at 10.64%, a slight increase compared to the 10.62% of 30/06/00. More specifically, the loans in euro and other currency denominations made to ordinary resident customers net of non performing loans registered an increase of 12.1% to 30/06/01 for short-term loans and 10.6% for medium to long-term loans, with an overall growth of 11.4%.

LOANS TO DOMESTIC CUSTOMERS (UNITS OPERATING IN ITALY)	**Market share UniCredito Group** 30.06.01	31.12.2000	30.06.2000 restated	30.06.2000 pre-adjusted	**Industry at 30.06.01** amount (mln. €)	% change on prev. year
short term loans	11.22%	11.13%	11.28%	10.96%	447,167	12.7%
m/l term loans	10.05%	10.14%	9.96%	9.46%	442,255	9.6%
Total loans	**10.64%**	**10.64%**	**10.62%**	**10.20%**	**889,422**	**11.1%**

Non-performing loans

The growth in lending continues to be accompanied by a progressive improvement in loan quality. For the industry as a whole, there was a further decrease in non-performing loans last June, with a reduction of 21.7% compared with a year ago. As a consequence, the ratio gross non-performing loans/loans has

also decreased to 4.82% from 6.95% in June 2000. The significant reduction in non-performing loans is partly explained by the amortisation and loan selling that has been taking place.

The Group is in a particularly favourable position compared to the rest of the industry. The ratio of non-performing loans to loans has in fact decreased to 2.77%, partly due to a securitisation operation, compared with 3.98% in June 2000.

NON-PERFORMING LOANS TO DOMESTIC CUSTOMERS (UNITS OPERATING IN ITALY)	**non-performing loans/loans[1]**			**non-performing loans as at 30.06.2001**	
	30.06.2001	**31.12.2000**	**30.06.2000**	**amount (mln. €)**	**% change on previous year**
Industry	4.82%	5.70%	6.95%	45,081	-21.7%
UniCredit Group (restated)	2.77%	3.68%	3.98%	2,697	-23.4%

1. Loans including non-performing loans.

For further information on the loan quality of the Division, please refer to the paragraph on doubtful loans in the chapter relating to the main balance sheet aggregates.

Funding from customers

With regard to liabilities, there is a significant growth differential for funding compared to loans for the industry as a whole. Average deposits during the first half-year (in euro and other currency denominations) and bond subscriptions grew by 0.4% in comparison with an increase of 3.6% for the whole of 2000. At the end of June, the increase in deposits reached a figure of 2.3% sustained by the increase in the number of bonds taken out (+7.5%), whilst the deposits themselves remained largely unchanged compared with the end of June '00. The deposits of Repos, on the other hand, registered a marked increase both on average over the period concerned (+36%) and to the end of June (+29.9%).

The position of the Group within the deposits market shows evidence of a significant recovery in deposits compared with the beginning of the year (from 10.14% to 10.30%), compared with a reduction in the bonds and Repos whose performance has been much more contained in comparison with the rest of the industry (due in part to the links with the indirect deposits market). Overall, the market share relating to funding is at a figure of 10.17% compared with 10.4% in June and December 2000.

FUNDING FROM DOMESTIC CUSTOMERS (UNITS OPERATING IN ITALY)	**Market share UniCredito Group**				**Industry at 30.06.2001**	
	30.06.01	**31.12.2000**	**30.06.2000 restated**	**30.06.2000 pre-adjusted**	**amount (mln. €)**	**% change on prev. year**
Deposits (in € and other currencies)	10.30%	10.14%	10.43%	10.05%	508,228	-0.4%
Bonds	9.51%	10.25%	9.98%	9.58%	285,073	7.5%
Deposits	**10.01%**	**10.18%**	**10.28%**	**10.09%**	**793,301**	**2.3%**
Repos	11.71%	13.13%	12.16%	11.78%	82,886	29.9%
Funding	**10.17%**	**10.41%**	**10.42%**	**10.03%**	**876,187**	**4.4%**

Investment Funds

During the course of the first half of 2001, the total assets of the mutual investment funds managed by Italian intermediaries registered a decrease of 14,775 million € (-2.67% vs. Dec. 2000).

This result is due in large part to the poor performances seen in world stock markets. This began around the middle of the year 2000 and has led to a general decrease in performance, particularly of equity funds, leading many investors to turn away from this financial instrument as a means of saving.

For the first time, in fact, since 1996 when mutual funds first began to be offered on a wide scale to customers as a means of saving, the net deposits registered over the last half-year has been negative in comparison with the rest of the industry (-1,493 million).

In the first six months, furthermore, the tendency already seen in the latter half of last year for a decrease in the gross deposits for these products (average number of subscriptions/month 1st - 2nd half 2000 - 1st half 2001 of 44,500, 28,100, 27,100 million € respectively) continued to be the case, in comparison with the number of redemptions on the increase (mean number of redemptions/month 1st- 2nd half 2000 - 1st half 2001 of 41,800, 25,900, 27,500 million € respectively).

The performance of the markets and, therefore, of mutual investment funds in general, has also had an impact on the overall size of the funds under management for the UniCredito Italiano Group.

However, the results which run counter to the general trend seen in the rest of the industry brought about by positive net deposits of 1,200 million €, finalised during the course of the first half of 2001, has meant that the reduction in the overall assets under management has been contained (-1.02% compared with Dec. 2000).

This has allowed the market share of mutual funds sold in Italy to improve since last March and to reach the level of 13.56%, with a recovery of 23 base points in comparison with last December and 25 base points compared with a year ago.

INVESTMENT FUND ASSETS	amount (millions of €) on			change from	
	30.06.2001	31.12.2000	30.06.2000	31.12.2000	30.06.2000
Industry	536,747	551,522	560,190	-2.7%	-4.2%
UniCredit Group	72,780	73,528	74,586	-1.0%	-2.4%
Market share	13.56%	13.33%	13.31%	+23 b.p.	+25 b.p.

This improvement has been brought about thanks to the professionalism and to the consultancy work provided by the Banks and other distribution networks that have always presented mutual funds to their customers as a long-term investment, thus less affected by cycles in the stock market.

To that is added the ability of the product companies within the Group to tailor products that are at the leading edge in the market such as, for example, the Unit Linked policies and the capital guaranteed investment portfolios that have proved to be very popular with vast numbers of customers.

The intense training, not to mention the numerous other activities, that will take place in 2001 from the point of view of the product range (new range of funds subject to Italian law, the further development of the range of sectors in the Luxembourg fund, and the new pension products) all suggest that the Group will be in a position of pre-eminence in the second half-year as well.

Bancassurance

In the bancassurance sector, over 2,070 million € in life premiums (equivalent to 75% of the total figure for the whole of the year 2000) have been collected in the first half-year, giving a rate of growth of 12.5% compared with the first half of 2000.

For the whole of May, the premiums deposited represent approximately 19.6% (13% at December 2000) of the market share for the bancassurance new production sector and 15% (9% last December) of new production for the market as a whole. The market share of new production premiums held by the Group is particularly high for unit-linked products at 40% (23% at December 2000) in the bancassurance sector and 31.5% (17% last December) in the insurance market as a whole.

Net income and the calculation of operating profits

The Italian Banks Division has registered a net income of 1,045 million € in the first half, an increase of 7.1% on the corresponding period of the previous year, with the Group portion of net income being equivalent to 878 million (+9.8%).

This result, taking net provisions and write-downs into account, which were largely in line with the previous year, was obtained by the ordinary management of the Division, despite the largely unfavourable economic conditions. The Division's operating profits have reached a level of 1,996 million € for the financial year, an increase of 3.1% on last year, and represents a growth powered by incoming revenues but partially contained by operating costs.

ITALIAN BANKS DIVISION PROFIT & LOSS ACCOUNT (AMOUNTS IN MILLIONS OF €)	1st half 2001	1st half 2000 restated	Change on June 2000 profit & loss	%
Net interest	2,015	1,775	+ 240	+13.5%
Dividends and other income from equity investments	17	15	+ 2	+13.3%
NET INTEREST INCOME	**2,032**	**1,790**	**+ 242**	**+13.5%**
Net commission income	1,238	1,486	- 248	-16.7%
Trading profits (losses)	168	66	+ 102	+154.5%
Other net operating income	316	266	+ 50	+18.8%
Revenues from services and other sources	**1,722**	**1,818**	**- 96**	**-5.3%**
TOTAL REVENUES	**3,754**	**3,608**	**+ 146**	**+4.0%**
Payroll costs	-1,016	-979	- 37	+3.8%
Other administrative expenses	-656	-608	- 48	+7.9%
Adjustments to the value of intangible and tangible fixed assets	-86	-85	- 1	+1.2%
Operating expenses	**-1,758**	**-1,672**	**- 86**	**+5.1%**
OPERATING PROFIT	**1,996**	**1,936**	**+ 60**	**+3.1%**
Provisions for risks and charges	-69	-65	- 4	+6.2%
Net write downs of loans	-193	-211	+ 18	-8.5%
Provisions to credit risk reserves	-32	-12	- 20	+166.7%
Net write downs of financial fixed assets	-15	-10	- 5	+50.0%
PROFIT BEFORE EXTRAORDINARY ITEMS AND TAX	**1,687**	**1,638**	**+ 49**	**+3.0%**
Extraordinary income (charges)	63	57	+ 6	+10.5%
Change in the reserve for general banking risks	6	5	+ 1	+20.0%
Income tax for the year	-711	-724	+ 13	-1.8%
PROFIT FOR THE PERIOD	**1,045**	**976**	**+ 69**	**+7.1%**
Minority interests	-167	-176	+ 9	-5.1%
GROUP PORTION OF NET INCOME	**878**	**800**	**+ 78**	**+9.8%**

Revenues

Net interest income, at 2,032 million €, has increased by 13.5%, due to the positive development in brokered volumes, and to the favourable rate situation. On average during the first half-year, loans to Italian Banks customers increased by a factor of 8.1%, compared with the same period of the year before. More than half of this figure was due to the increase in customer and securities deposits, with an increase of approximately 15-20 base points in the spread between the corresponding rates.

Revenues from services and other sources decreased, however, largely as a result of lower net commission income, despite the positive performance of the other components:

- the decrease in net commission income, at a figure of 1,238 million € (1,486 in the first half of 2000), can be explained by the negative performance of the mutual investment fund market as a whole, resulting from the weakness of stock markets during the first part of the year. This decrease, however, was largely contained by the movement towards value added products. Positive results were seen both for insurance products and for the more innovative products such as structured securities;

• the trading profits result was equivalent to 168 million € compared to approximately 66 million the year before. This was largely due to the positive performance of rates and exchange structured derivatives, sales of which have increased sharply thanks also to the fact that these products are highly innovative;

• Two thirds of the increase in other net income (at 50 million €) was due to the mere effect of the Italian Banks recovering the costs of their staff located at the offices of USI and UPA, consortium companies that provide services within the Corporate Centre.

Total revenues were at a figure of 3,754 million €, a figure representing an increase of 4.0% compared to June 2000.

Business Area trend

The contribution made by the different Business Areas to the growth in revenues was influenced by the factors that have been mentioned above. Specifically, with regard to the individual business areas, the following may be noted:

• total Retail revenues remained largely stable compared with June 2000, due to the combined effect of the positive financial spread and to the compression of service revenues, which, despite decreasing, still accounted for almost 52% of total revenues. The growth in the financial spread (+11.5%) was largely due to the increase in net deposit income (+14.7% compared with June 2000), despite the fact that direct deposit assets decreased as families shifted their investment decisions elsewhere. In fact, families had a tendency to shift their preference towards indirect deposit instruments, also in response to the share and bond offers proposed during the first half-year, causing nearly 900 million € to be withdrawn. The positive net loan income result (+7.4%) was largely sustained by the trend in the volumes of term loans, which increased by an annual trend rate of 16%, compared with + 8% for spot loans, confirming that the demand for credit on the part of Italian families, due largely to loans for purchasing and restructuring properties, remained strong even during the first half of the year. The decrease in the margin on commission from services was largely the result of the reduced volumes of assets under management and of assets under administration, which were strongly affected by the negative market performance. However, an increase in commission income from assets under management and assets under administration, and particularly from bancassurance and managed portfolios, is predicted for the second half-year as the product range develops.

• total Corporate revenues increased by 25% compared to the first half of 2000, due to the positive trend in the financial spread (+16%) and, above all, to the positive trend in services (+38%), which in this sector are only very slightly affected by the marked slowdown in the assets under management market. The financial spread was sustained by the significant increase in average volumes, both in terms of deposits and particularly with regard to loans (short term +18%; medium/long term +14%), a situation which, when compared to the spread which has largely remained unchanged, has favoured net deposit income (+12%) and net loan income (+17%). With regard to revenues from services (which have increased by 38%

compared with the first half 2000), the Fx&Derivative sector has registered some extremely positive results, due to the strong upturn in sales of derivatives for hedging interest and exchange rate risks (+91 billion in absolute terms). The contribution made by the commissions earned on payment services has also been very positive and has more than compensated for the unsatisfactory profitability of the "Managed" component.

Operating costs

There was an increase of 5.1% in total operating costs. This is explained in part by increased project costs, but is influenced, above all, by the accounting effects derived from the new operating structure of the USI and UPA service companies. The ratio of operating costs to total revenues (cost/income) therefore increased slightly to a figure of 46.8% from 46.3% the previous year.
More specifically, payroll costs rose by 3.8% compared with the previous financial year, due to contractual obligations being met and to the costs of expanding and training Sales staff.

The growth in the other administrative costs, equivalent in total to an increase of 7.9% compared with the previous year, is largely due to the new invoicing regime of the services issued by USI and UPA, these companies having staff from the Italian Banks from the beginning of the year onwards (during 2000 the staff was coordinated by the two companies). This has meant greater costs for the Division, in large part compensated by the recovery of the costs of the staff situated in those two companies. Net of this effect (which comes out as null on consolidation), the costs have also been strongly affected by the increased extraordinary costs associated with the projects undertaken to achieve the objectives set out in the strategic plan of applying the multibusiness and multichannel models. These have, in part, been compensated for by savings in structural costs.

Wholesale Banking Division

Strategic approach

Strategic initiatives aimed at the development and consolidation of the principal business areas of the Division have been undertaken during the course of the half-year.

With regard to UBM, the increase in the range of corporate banking services, and the centralisation of the large corporate customer account management department, has been initiated. With this project, UBM hopes to play a prominent role in the evolution of the financial structure of large Italian companies, a process that sees a far greater readiness on the part of these companies to use capital markets and increasingly sophisticated financial products. UBM will become, therefore, the sole provider of the Group providing services satisfying all of the financial needs of large corporate clients (defined loosely as those industrial Groups with a turnover in Italy of more than 250 million €), by integrating the investment banking arm with the corporate banking arm. To achieve this objective, the customer relations model will be specialised to offer a wide range of financial consultancy services and to take advantage of all of the cross selling opportunities.

From 1 January 2001, TradingLab Banca, a company 100% controlled by UBM, will operate autonomously in the markets. It will concentrate on providing its own derivative products and a trading service for retail clients, as well as on issuing structured products. Furthermore, the international development project was approved in June. This involves the initial offer of TradingLab shares through the private offer reserved to leading European banks in the distribution sector, as well as the spin-off of TLX, TradingLab Banca's global electronic market (which will develop from an OES or Organised Exchange System into a Regulated Market).

The process of internationalisation of the Group's asset management activities, begun last year with the acquisition of the Global Investment Management Division of the Pioneer Group in the United States, has continued through the integration and rationalisation of the operating structures. The new organisational structure involves the centralisation of the investment and research process under the guidance of a single Chief Investment Officer, although still within the geographical specialisations of the two hubs in Dublin (bonds, European and Asian shares, balance funds) and Boston (USA shares, corporate USA and emerging markets). The rationalisation process of the operations and back-office departments has begun, whilst marketing and sales will remain highly decentralised. During the course of the half-year, the process of acquiring the asset management companies belonging to the Pioneer Group Asset Management Spa sub-holding was begun. The Pioneer Group Asset Management Spa sub-holding was set up in October 2000 with the objective of rendering the management of these companies simpler and more operative. This process is due to end in October 2001.

The Pioneer brand has replaced the Europlus brand and is being promoted by a significant global advertising campaign.

Financial Market Activities

Through the subsidiary company UniCredit Banca Mobiliare (UBM), the Group is present in both the primary and secondary capital markets.

Primary markets

In the first half-year of 2001, the deposits of risk capital on the Italian markets experienced a contraction of 38%, compared with the same period of the year before, decreasing from a figure of 11.7 to 7.2 billion €, 2.7 of which was due to the surrender of ENI shares on the part of the Italian treasury. This crisis had a particular impact on the number of IPOs, with a reduction of 74%, and total deposits of 0.9 billion € compared with the 3.4 billion seen the year before. In this negative market scenario, UBM has played a decisive role in the increase in capital of the Banca Popolare Commercio e Industria, and in the share value of the Giacomelli Sport Group. Furthermore, it has also participated in the joint security association for the principal public offerings launched on the market, including Acegas, Amplifon, Datalogic, and Lottomatica as well as the pan European offering of Orange shares. Furthermore, it has also obtained the mandate to act as joint global co-ordinator in the quotation of De' Longhi shares that took place in July.

With regard to issues on the primary fixed interest markets, UBM has also acted as lead manager in 13

operations. These include three issues for UniCredito Italiano, for a total of 1.5 billion €; the tier 1 issues for the Banca Popolare di Bergamo, for a total of 300 million €; the floating rate notes issued for Interbanca worth 500 million €; as well as the corporate bonds for Fiat, Lucchini and Costa Crociere.

TradingLab Banca, the subsidiary company of UBM specialising in the production of high profile derivatives for retail customers, has issued structured bonds to the value of over 2.3 billion €. These include the investment fund indexed Mediobanca bonds to the value of 346 million € and Centrobanca bonds to the value of 250 million.

Euro Capital Structures Ltd, the subsidiary company of UBM based in Dublin specialising in securitisation, has structured an issue to the value of 400 million € on behalf of Locat (the UniCredito Italiano Group company specialising in leasing) and one to the value of 500 million on behalf of Harbourmaster (SPV – vehicle for the securitisation of credit acquired on the market).

Sales & Trading

With regard to the secondary fixed interest markets, UBM has consolidated its leadership in the Italian government bond market, and has made some significant progress in its strategy of diversification in the corporate bond sector. In particular, UBM specialises in Italian and French government bonds, and is one of the largest players in the German and Spanish government bond markets. UBM has obtained a market share of 4.82% in the MTS, and of 3.25% in the more important markets in the EuroMTS.

Against a backdrop of a decline of 25% in the volumes traded on the telematic share market, UBM and its wholly owned subsidiary company TradingLab Banca have acted as intermediaries for approximately 15.6 billion € of business, obtaining a market share of 2.23%. During the course of the half-year, the Italian Stock Exchange has inaugurated the STAR sector ("Segmento Titoli con Alti Requisiti" or High Requirement Securities Sector), where UBM has played a significant role guaranteeing liquidity to 9 companies of the 29 present in the sector. It is in fact a specialist in the shares belonging to Recordati, Interpump Group, Richard Ginori, Ferretti and Meliorbanca, to name a few. UBM and TradingLab Banca have confirmed, furthermore, their leading position in the derivatives market (IDEM), with a share of 3.42% in FIB30, and 4.57% on the isoalfa options.

CorporateLab, the section of UBM dedicated to the structuring and sale of financial risk management solutions, has seen its results grow markedly (+83%) compared to the first half 2000. It has acquired a very significant position in the public sector liability management market, a market which, following the restrictions imposed upon the public sector by the EU stability pact, has seen a remarkable increase in the sophistication of the debt management tools available. Of particular note are the liability management mandates obtained from the local authorities of Asti and of Udine, and from the provinces of Novara, Vercelli and Treviso.

The figures for derivatives targeted at institutional clients have also grown, in particular those linked to the structuring of complex products linked to investment funds for banking and insurance customers.

Covered Warrants and derivatives for the retail market

In the first half-year of 2001, there was a decline of 42% in the volumes traded on the Italian covered warrant market, compared with the same period the previous year, and a sharp increase in the amount of competition due also in part to the emergence of new competitors. Against this backdrop, TradingLab Banca confirmed its leadership in the Italian market with a market share of over 40%, and continued the process of the international expansion of its business on the German, French and American markets.

The range of products was also widened in order to offer further opportunities for investment and efficient portfolio management to customers. Specifically, the covered warrant 'range' was issued. The profitability of these for the investor increases in proportion to the degree of stability of the market to which they refer.

Asset Management

The industry

The assets under management sector, and in particular the mutual investment fund sector, in every industrialised nation experienced a sharp slowdown in the first six months of 2001, due in large part to the persistent negative performance of the financial markets and to the restructuring of investor portfolios.

In general, there has been a decline in the propensity to risk, which has led customers to favour liquid loans, monetary and bond funds.

In Italy, in particular, the total value of mutual fund assets under management issued by Italian companies amounted to 540 billion € at the end of June, a figure that, partly due to the negative net deposits, represents a decrease of 2.6% compared to the end of 2000.

Managed activities

The total value of the activities managed by the Pioneer Global Asset Management Group amounted to a figure of 113 billion € on 30 June 2001, in line with the value obtained at the end of December 2000. The trend seen in the financial markets (world stock markets down on average by 15%, only a slight increase in bond markets, a strengthening dollar) has on the whole been neutral, as have the flows of net deposits, particularly positive in the USA (529 million €) and International (172 million) divisions, but slightly negative in Italy.

The total value of mutual fund assets under management amounts to a figure of 100.4 billion €, a growth of 1.5% compared to the end of 2000, due above all to the contribution of the funds under Luxembourg law (+23.2%), of US funds, and of funds under Irish law (which have registered a total growth of 8.8%). These positive results have counterbalanced the 12.9% decrease seen in funds under Italian law.

Italy

The total value of the assets managed by Pioneer in Italy amounts to 87 billion €, a drop of 2.6% compared with the figure for the end of December 2000. The contribution made by the products aimed at institutional investors has been positive (unit-linked policies, insurance and pension funds). The positive trend in the life and pensions arms of the business has also continued, growing on average by 37%, and unit-linked policies have performed particularly well, with a growth of 43.2%. As a result, Pioneer has confirmed its position as a market leader in the institutional sector in Italy.

The funds of the UCI Group invested with Pioneer have reduced considerably in size over the course of the half year, decreasing from 6,384 to 4,176 million €.

The total value of mutual investment fund assets managed by Pioneer in Italy amounted to 74 billion at the end of June. At the same time, Pioneer's market share was equivalent to a figure of 13.56%, up on the 13.33% seen at the end of 2000 and the 13.4% at the end of June 2000.

During the course of the half-year, the net fund deposits in Italy showed a positive result at a figure of 1,282 million €, in contrast with the performance of the rest of the fund industry in Italy.

USA

The activities managed by the USA division (23 billion), which represent approximately 20% of the total asset value, grew by 8.8% in the first half-year following the continuing strengthening of the dollar and the particularly positive net deposit results, which have shown a marked turnaround compared with the negative trend seen last year leading to better results than the majority of the company's competitors. The share of the American market grew to 1.28% due to investors favouring the quality of the results and the consistency of the management style.

International

Similar considerations come to bear for the International division, which accounts for approximately 2% of the total asset value. The activities managed by this division (2.6 billion) have grown by 14.4% since the beginning of the year. A strong marketing campaign has been launched in Germany, where Pioneer has been present for some time, whilst initiatives to penetrate the French and Spanish markets have also been launched. The foundations of an effective presence in the Far East have also been laid. An office will open shortly in Singapore with its own team of fund managers and commercial activities, whilst the agency in Beijing has been kept open. Other possibilities for expansion into India and Latin America are also being weighed up.

New Europe

The total value of the assets under management of the New Europe division (613 million) has increased by 3.9%, despite the fact that Pioneer's market share in the region has remained largely stable (Poland 19.4%, Czech Republic 8.1%), both in relation to its own historical brand and in relation to the

development of the Group's activities. The economic difficulties being experienced by the Eastern European countries have, however, led to a contraction in market values and a move towards bond funds on the part of investors.

Pioneer Alternative Investment Management

The deposit figures shown below also include figures for Pioneer Alternative Investments (PAIM), the "hedge funds" company of the Group, which reached a total of 371 million € during the course of the half-year

PIONEER INVESTMENTS ACTIVITIES UNDER MANAGEMENT (AMOUNTS IN MILLIONS OF €)	30.06.2001	31.12.2000	change absolute	%
Italy	**86,871**	**89,233**	**-2,362**	**-2.6%**
Segregated Account	14,436	15,519	-1,083	-7.0%
Retail	63,191	62,769	422	+0.7%
of which: Unit Linked	*4,794*	*3,349*	*1,445*	*+43.1%*
Institutional	5,068	4,561	507	+11.1%
of which: Pension Funds	*1,512*	*1,368*	*144*	*+10.5%*
Other insurance products	*2,002*	*1,796*	*206*	*+11.5%*
Proprietary Funds	4,176	6,384	-2,208	-34.6%
USA	**22,800**	**20,948**	**1,852**	**+8.8%**
Other international markets	**2,576**	**2,252**	**324**	**+14.4%**
New Europe	**613**	**590**	**23**	**+3.9%**
Total activities under management	**112,860**	**113,023**	**-163**	**-0.1%**
of which: Investment fund assets	*100,386*	*98,855*	*1,531*	*+1.5%*
- Italian	*43,260*	*49,686*	*-6,426*	*-12.9%*
- Luxembourg	*30,938*	*25,105*	*5,833*	*+23.2%*
- other mutual funds	*25,817*	*23,780*	*2,037*	*+8.6%*
- hedge funds	*371*	*284*	*87*	*+30.6%*

Initiatives undertaken during the course of the half-year

As well as the abovementioned marketing campaign to promote the Pioneer brand, a number of other significant product initiatives have been carried out or are underway:

- New sectorial funds have been launched in the United States (Global Health, Global Telecoms, Global Financials), as well as a fund that intends to invest in leading companies in the European industrial sector that have long-term growth prospects (Europe Select Fund). Sectorial asset allocation products with high growth prospects are also nearing launch;

- The multibrand line, aimed at high net worth clients, has been launched in Italy;

- A series of managed protected capital investment products and lines, tied to a basket of Pioneer funds, has been developed in collaboration with UBM;

- By the end of the year, 15 new funds corresponding to each of the areas of interest will be launched, as soon as authorisation has been granted by the Luxembourg authorities (global and sector funds, USA and Europacon equity funds, specialisation by "style" and by capitalisation, and corporate bonds). Two new funds have been launched in the "hedge funds" sector (global macro and equity arbitrage) and a third is due to be launched by the end of the year (long-short equity).

Furthermore, a sophisticated system of Internet and Intranet support, created on the basis of the expertise and infrastructure of the offices in Boston, has been installed, thus improving the lines of communication with the brokers and providing them with a useful tool in the optimisation of their clients' portfolios.

Net income and the calculation of operating profit

The Wholesale Banking Division saw a net income of 210.7 million € in the first half-year, after the provision of 87.0 million € for duties and tax and the receipt of 17.3 million € of extraordinary income due to intraGroup selling on the part of the Pioneer Group.

This result cannot be compared to the previous year's due to the structural changes that have resulted as a consequence of the acquisition of the Global Investment Management division of the Pioneer Group (May 2000) and to the creation of a sub-holding dedicated to the asset management activities of the Pioneer Global Asset Management Spa Group (October 2000). Excluding these structural changes, the net income for the first half-year 2001 is equal to a figure of 206.5 million €, a growth of 11.1%.

Total revenues reached a figure of 591.6 million €, due to the growth in earnings of UBM (+24%), to the consolidation of the earnings of TradingLab Banca (+1%), and to the contribution made by Pioneer in investment management. which – despite operating in unfavourable market conditions – registered a positive net income in almost all of the geographical areas in which it operates.
The total revenue figure is composed of the following principle aggregates:

- a net interest income of 10.3 million € (-69.7%), with negative net interest figures of 1.3 million € and dividends from the share portfolio to the value of 11.6 million €, a decline of 50% compared to the first half 2000;

- net commissions to the value of 254.5 million € (+87.5%), following the incremental contribution of Pioneer and the decline in the earnings derived from share trading and from the shares held on the primary stock markets;

- the trading profit figures amount to 280.2 million € (+35.3%), which have risen largely as a result of UBM's derivative products for financial risk management.

The administrative costs amount to a figure of 294.9 million € and include the costs sustained for the promotion and relaunch of the new Pioneer brand, totally a figure of 19 million €. A series of amortisations were also carried out during the course of the half-year for a total of 16.3 million €. Overall, the operating costs amount to 311 million €, giving a cost-to-income ratio of 52.6%.

The income/costs situation gives a total revenue figure of 280.4 million €, largely in line with the previous financial year, despite the negative trend in the financial markets and the costs sustained for developing and promoting the new brand.

Foreign Banks and New Growth Division

The external environment

The first part of 2001 has seen some important political decisions regarding the future of New Europe being taken. A particularly important step was taken at the summit in Gothenburg when the probable date for enlargement of the EU towards the countries of Central Europe was discussed officially for the first time. Joining the EU will represent a decisive step in the transition process, and will guarantee new opportunities for growth for the New Europe countries, thus significantly reducing the risk that each country represents.

Poland

There has been a significant slowdown in GDP growth in Poland in the first half of 2001 (2.3% in the first quarter, the lowest figure for the last two years), leading the Polish authorities to revise down their estimates for the end of the year. This has largely been the result of the restrictive monetary policy that the Polish monetary authorities have adopted. Whilst, on the one hand, this restrictive monetary policy has helped slow down the rate of inflation, now once more below 7%, and to address the current account deficit, it has, on the other hand, contributed to slowing down the economy. Poland is also paying the price of tardy reforms to some key sectors of the economy, which continue to cause losses due to high public spending. It is very unlikely that the budget deficit target will be respected this year, due also to the fact that the less than expected rate of growth has meant less money coming in for the State. The improvement in the macroeconomic situation by combating inflation, and the reduction of the foreign trade deficit has, however, allowed the central bank to reduce interest rates (450 basis points in the first 8 months of the year). The Zloty has undergone alternate phases characterised by a continual rise in value during the first half of the year, followed by a sharp decline in July and August, bringing the exchange rate to approximately 4 Zlotys to the €. The reduction in interest rates and the fall in the Zloty, the strength of which had been impeding exports, should however favour a recovery in economic activity.

Other countries

The performance of the other countries in which the Group is present has, however, been satisfactory, as these do not appear to have been significantly affected by the slowdown in European growth. Bulgaria and

Croatia have performed particularly well with growth rates well in excess of 4% and a rate of inflation that remains relatively low. The high rate of growth in Croatia is particularly positive. This is an important year for Croatia, as the government has introduced policies aimed at containing public spending, which could easily have dampened down economic activity in the country. Croatia is also continuing the process of international accreditation and is expected to gain entry onto the list of countries awaiting EU enlargement by the end of the year. At the same time, Slovakia has recorded its second consecutive quarter with GDP growth of around 3%, an excellent result that indicates that the period of limited growth following the introduction of the austerity plan, introduced to address the problem of the state deficit, has now been left behind. The reforms that have been introduced during the course of the last year and the stabilisation of the economy are leading to a progressively more stable exchange rate and to a progressive reduction in political risk, thus in fact reducing the cost of foreign debt and facilitating access to capital markets.

Strategic approach implementation

The prospect of enlargement places the New Europe countries in a privileged position with respect to other emerging economies, as it acts as both an incentive and a guide to economic development. Entrance into the EU will also have a significant impact on investment, as it will provide stability and significantly reduce the levels of risk. The lower levels of risk of the New Europe countries have already been reflected by the ratings agencies and by the spreads on foreign debt, which are lower than those paid by Asian and Latin American countries. Furthermore, the growth prospects are noticeably higher in particular in comparison with those of the EU itself. The degree of banking penetration is lower than in Western Europe allowing ample space for growth in this sector. The competitive environment, furthermore, means that there is wide room for ample gains in efficiency and profitability, as the experience of the Group in Pekao testifies. These are, briefly, the reasons that have led the Group to invest in the New Europe markets. Not only is there the prospect of prolonged and sustained growth, there is also the possibility of developing domestic markets. With this aim in mind, the first part of 2001 was principally dedicated to consolidating the positions that had been obtained during 2000, through the carrying out of a restructuring and relaunch project that had begun with the introduction of new banking techniques and products. Despite having healthy assets, it was still felt a lot of work had to be carried out to render the banks that had been acquired more market- and growth-oriented. This task is proceeding at a rapid pace and the results of this work are already beginning to make themselves felt.

Corporate transactions

During the first part of the year, a number of significant transactions were made in the share capital of some of the subsidiary banks in the Group. The shareholding in Pol'nobanka (Slovakia) was increased to a figure of 88.5%, following the underwriting of a capital increase of 865.7 million Slovak Coronas (equivalent to 20.5 million €). Approximately half of that increase was subsequently surrendered to EBRD (already a shareholder in the bank), at the same price at which Unicredito had underwritten the capital increase, thus reducing the overall shareholding to 73.8% of the capital. Once again in the first half of the year, the shareholding in Bulbank (Bulgaria) was decreased, whilst still maintaining a controlling share in the bank, through the sale of 2.5% to SIMEST, at a price of 9.2

million €; and 5.3% to IFC at a price of 19.5 million €, bringing the current shareholding to a figure of 85.2%. Bulbank is the first Bulgarian bank in terms of assets. Furthermore, acting together with Allianz, Unicredito has made an offer to buy a controlling stake in Zagrebacka, the first bank of Croatia, and is currently awaiting authorisation on the part of the Croatian authorities to proceed. (Unicredito and Allianz already have a significant shareholding in the bank, equivalent to 9.99% each). The Group, furthermore, is constantly on the look out for further investment opportunities.

Position in the region

At the time of writing, the Group has already achieved significant results in terms of its presence in the region. UCI has, in fact, already obtained the figure of 5 million clients in New Europe, with a clear position of leadership in Poland and Bulgaria and a significant presence in Croatia and Slovakia. In overall terms, Unicredito is already the second largest banking Group in the area in terms of assets under management.

The activity of the Division

The activity of the Division has been focused on the transfer of skills to, and on the reorganisation of the New Europe banks, using the model adopted by Unicredito which has achieved great success in Italy. The success of the model that has been adopted has been favoured by economic similarities between New Europe and Italy, areas in which the economy tends to be powered chiefly by small to medium size companies.

The Foreign Banks Division is responsible for coordinating each step of the relaunch process of the New Europe banks. This task is carried out by a number of joint teams working to improve the products of the commercial structure. The restructuring process also focuses on the reorganisation of the internal structures and on the introduction of new products tailored specifically to each of the countries concerned.

UCI relies heavily on local management both during and after this restructuring process. The composition of the management board favours those who have acquired expertise in local markets, supported by a manager from the Group whose presence will facilitate the integration and the transfer of experience, and who will in case cover specific areas. The joint activity is designed to develop an efficient organisation and to implement a strategy of growth, profitability and efficiency in order to guarantee shareholder value. UCI is, therefore, investing in local management by developing its skills so as to provide the institution with a strong leadership. This exchange of ideas and experience will, furthermore, lead to the development of strong ties between the foreign management and the management in Italy, creating the foundations for success.

A team dedicated to the restructuring and relaunch of the banks

Approximately 75 people are currently involved in the support of the restructuring process, whilst 70 task forces are involved in the actual work of restructuring Pekao, Bulbank, Splitska banka and

Pol'nobanka. The support provided is of two different types: business support (Corporate and Retail) and strategic development support.

To meet the specific needs of the retail customers during the first half-year, a new service model has been designed to meet the needs of each client sector. New packets of products intended for retail customers and small to medium businesses have also been designed and introduced in the three banks that were acquired recently, based on the same models as were introduced in Bank Pekao during the year 2000.

With regard to business services, Unicredito has begun a promotion campaign aimed at making Italian companies aware of the business opportunities that exist in New Europe. This has been done through the introduction of the New Europe desks, a service that is integrated between the Italian and New Europe banks with the objective of providing customer assistance, and of helping to identify business opportunities and provide commercial assistance.

Operating results

The New Europe Division has seen positive operating results despite the unfavourable economic situation in Poland, where the Group has its principal subsidiary - the Bank Pekao. The Division's performance has increased from a net income of 88 million €, in the first half of 2000, to 157 million € in the first half of 2001, an increase of 78%. All of the banks in the Division have recorded a net profit. Income has increased by 23.7% compared with an increase in costs of only 10.9%, giving a growth in net operating profits of 42.1%. All of the principal income components have grown, with an increase in net interest income from 358 to 452 million € (+26.3%) and a growth in commissions of 35.6% reaching a figure of 141 million €. Volumes handled have also increased, with an annual increase in average half-year volumes of 28% for loans and 31% for deposits. The total asset value reaches a figure of 24,379 million €, a growth of 31.5%. This result has benefited from the general increase in the exchange rate against th euro (Zloty +24.2%, Lev +0.4%, Kuna +3.5%, Slovak Corona -0.4%) that has affected the New Europe area during the course of last year. But, even if one analyses the numbers in local currency a general increase in performance can still be seen. The improvement in banking efficiency is the result of the decrease in the cost/income ratio, which has decreased from 60.2% in the first half of 2000 to the current figure of 54.4%. Average productivity (earnings/employee) has increased by more than 49%, due both to the internal reorganisation that has been implemented and to a reduction in the workforce of 17%. On the basis of the increase in the acquisition price of New Europe banks during 2001, it is possible to conclude that the Unicredito holdings in New Europe banks have increased significantly in market value.

NEW EUROPE DIVISION (AMOUNTS IN MILLIONS OF €)	30.06.2001	30.06.2000 restated	change from June 2000 profit and loss	%
Net interest	455	357	+ 98	+27.5%
Dividends and other income from equity investments	-3	1	- 4	n.s.
NET INTEREST INCOME	**452**	**358**	**+ 94**	**+26.3%**
Net commission income	141	104	+ 37	+35.6%
Trading profits (losses)	63	69	- 6	-8.7%
Other net operating income	54	43	+ 11	+25.6%
Revenues from services and other sources	**258**	**216**	**+ 42**	**+19.4%**
TOTAL REVENUES	**710**	**574**	**+ 136**	**+23.7%**
Payroll costs	-201	-181	- 20	+11.0%
Other administrative expenses	-145	-131	- 14	+10.7%
Adjustments to the value of intangible and tangible fixed assets	-40	-34	- 6	+17.6%
Operating costs	**-386**	**-346**	**- 40**	**+11.6%**
OPERATING PROFIT	**324**	**228**	**+ 96**	**+42.1%**
Provisions for risks and charges	-3	-7	+ 4	-57.1%
Net write downs of loans and provisions for guarantees and commitments	-84	-102	+ 18	-17.6%
Provisions to credit risk reserves		-10	+ 10	-100.0%
Net write downs of financial fixed assets	-3	17	- 20	n.s.
PROFITS BEFORE EXTRAORDINARY ITEMS AND TAX	**234**	**126**	**+ 108**	**+85.7%**
Extraordinary income (charges)	-5	1	- 6	n.s.
Change in the reserves for general banking risks			-	
Income tax for the period	-72	-39	- 33	+84.6%
PROFIT FOR THE PERIOD	**157**	**88**	**+ 69**	**+78.4%**
Minority interests	-68	-43	- 25	+58.1%
GROUP PORTION OF NET INCOME	**89**	**45**	**+ 44**	**+97.8%**

Bank Pekao

In a banking system that generally saw a fall in profitability during the first half of the year, Bank Pekao recorded an increase of net income, expressed in euro, of 54% reaching a figure of 135 million €. This excellent result was partly due to the rise in value of the Zloty during the first part of the year (+24% compared with the first half of 2000), but above all to an improvement in management and to the introduction of new business. The increase is quite considerable (+24%), even when considered in local currency terms. The most significant factor to contribute to this good performance is undoubtedly the increase in operating profits, which have reached a figure of 288 million € (+47% in €, +19% in Zloty). Of particular note is the increase of 40% in commission income. The process of restructuring the bank is already beginning to bear fruit, as the fall in the cost/income ratio testifies, decreasing from 61% of 1H 2000 to 54% of 1H 2001, with an improvement both in payroll costs (from 32% to 29% in

relation to income) and non-payroll costs (from 23% to 20% in relation to income). The improvement in personnel management was brought about both by a reduction in the workforce of approximately 5,000 members of staff (-18%), carried out without any enforced redundancies or social/union problems occurring, and by the transfer from the back office to the front office of a large number of resources, bringing the percentage of the total workforce in the front office from 53% to 63% (thus strengthening the sales arm and commercial penetration of the Group), a situation that was aided by a total of 62 new branches being opened.

During the first six months of the year, the worsening economic outlook has led to a more prudent policy being adopted with regard to net write-downs, which has, in turn, led to an increase in the ratio of net write-downs to loans from 8.1% to 9.1%. There has in fact been a general increase in credit risk, which has affected the bank, leading to a slight increase in gross non-performing loans, which have now reached a figure of 8.5%.

Bulbank

Bulbank, the second bank in the division in asset terms, reached a net income figure of 15.4 million €, i.e. a growth of 49%. This result is in large part due to the stringent provisions policy that was applied during the course of 2000, which had a dampening effect on the operating results. However, the positive figures in terms of improvement in profitability have been reflected in the increase in operating profits of 13%, derived largely from a 12% reduction in costs despite a slight increase in the workforce. On the entries side, the situation is somewhat less positive. Although there was a 7% increase in net interest income, there was also a 14% fall in earnings from the extraordinary securities transactions that were carried out in the year 2000. Net of these operations, the total income increases by 3.3% from 30.1 to 31.1 million €.

The consolidation of the economic recovery has led to an improvement in the credit quality of the bank, as shown by a decrease in non-performing loans of 1.4% (from 11.3% to 9.9%) compared with the end of 2000. Loan cover has also improved, with a prudential provisions/loans ratio of 12.4% (+0.2 percentage points).

Splitska banka

The strong improvement in the macroeconomic situation in Croatia has greatly benefited the results that Splitska banka has obtained during the first half of 2001. Net income has reached a figure of 5 million €, a growth of 64% (+58% in local currency). Loans have increased by 13% and deposits by 8%, due in part to the improvement in the credit market, which in the past had seen periods of scarce liquidity. Interest income (22.8 million €, +17%) and commission income (5.2 million €, +20%) have both benefited as a result. The operating results also include prudential provisions to the tune of 6.9 million €, which have increased the loan cover provided by the provisions from a figure of 18.6% to 19.4%. The number of

employees has fallen by 3%, whilst the number of branches has remained substantially the same.

The non-performing loans have increased slightly during the first half of the year (+1.7 percentage points compared with the end of 2000), a result that should, nevertheless, be evaluated in the light of the 13% increase in loans.

Pol'nobanka

The institute that had, in the past, seen some difficult times and caused a number of heavy losses saw a net income of 2.5 million € in the first six months. The operating results have improved, spurred on by the increase in net interest income (+48%). Also worthy of note is an increase in efficiency on the part of the bank, which sees the cost/income ratio decrease from 88.8% to 69.5% (-19.3 percentage points).

The number of employees remains largely the same but the percentage of those employees engaged in the front office has increased also as the result of a number of branch offices being opened.

The process of restructuring Pol'nobanka, the bank with the most serious difficulties and which operates in a persistently difficult market, has only just begun and there is still a lot of work to be done to bring the standards of the bank in line with those of the rest of the Group.

New Initiatives

With the strategic objective of developing policies that are tailored to the individual customer segment, by means of new distribution channels using the internet, UniCredito Italiano has started up two specific projects to create multichannel banks dedicated to "affluent" and "non-affluent" customers. These projects are the concern of the companies Xelion and Clarima respectively.

Xelion

Over the course of the half-year the company which was previously operating in the on-line trading sector, has been carrying out planning activities that will enable it to assume the role of the Group's multichannel bank specialising in the "affluent" customer segment.

As part of this project, on 1 January 2001 the merger took place to incorporate the company UniCreditSIM S.p.A. into Xelion SIM S.p.A. The operation involved an increase in share capital from Lit. 100 billion to Lit. 208.6 billion (from 4 April converted into € in the sum of 107.7 million €) and gave rise to the entry in the assets of the company of a merger deficit of 31.8 million €.

In order to target the specific requirements of the individual distribution models, the sales force belonging to UniCreditSIM has been divided into three divisions, two of which ("Credito Italiano" and "Banca CRT") in that they are strongly integrated with the banks concerned, have been allocated to the latter, while the third constitutes the starting point of the new Xelion SIM financial consultant network. The allocation to Banca CRT took place with effect from 1 March 2001, and that to Credito Italiano with effect from 1 July 2001.

As a result of these extra-ordinary operations and the initial recruitment drives, Xelion SIM has a network of 815 financial consultants at its disposal as from 1 July 2001.

In the first half of 2001 the company has concentrated its investments on the completion of the product range (of the Group and of third parties), on enabling the distribution platform to meet the needs of the financial consultant network, and on the programme of the opening of points of sale across the country (by the end of the year there will be more than 50 Financial Studios in operation).

Particular attention has also been paid to the formalising of an innovative agency contract with the financial consultants, which involves the expansion of the product range and the new organisation and now puts the company in a position to operate the network development plan programmed for the next few years.

As at 30 June 2001 the total stock amounts to 4,638 million €, of which 2,447 million € refers to the Xelion division. Net overall deposits for the first half of 2001 were 372 million €, of which 234 million € were generated by the Xelion division.

The operating result for the period, which at 30 June 2001 shows a loss of 23.2 million €, reflects the investments made in the start-up of the new distribution facility and, beside the particular moment in the market, the use of the network for the conversion of the commercial and operational approach that will constitute the starting point for the programme of activities for the next few years.

Among the significant post balance sheet events of the first half year it should be mentioned that the operation to grant Credito Italiano an agency consisting of the division bearing that name gave rise as at 1 July to the entry of a capital gain of 24 million € and the loss of part of the goodwill at book value following the merger operation, namely the amount attributable to the conceded positions.

Clarima

Within the realm of the growth strategies of the Group aimed at exploiting the opportunities offered by the growth of demand, also with regard to the growth of the internet phenomenon and expanding the multichannel concept, in March 2000 a project was launched to create a new independent body focussing on the "non-affluent" segment, with the objective of acquiring over a million customers in the next five years.

Strengthening (+63) continues in the New Initiatives aimed at the implementation of branches and staff dedicated to the Private Individual e-Bank (Xelion) and the Household e-Bank (Clarima).

The personnel of the remaining companies of the Group, including the Parent Company UniCredito Italiano S.p.A., increased by 197, also taking account of the creation of about 115 new positions at the Holding company through the strengthening of management, business, and co-ordination, as well as increasing the activities of telephone banking and the 120 positions at the newly constituted ancilliary companies *UniCredit Produzioni Accentrate* and *UniCredit Servizi Informativi*.

Group Personnel

In the introduction of the work force within the domestic banks (which includes the Parent Company) recourse was also made to innovative and more flexible formats, such as fixed term and training contracts (these two formats have been used in 60% of the employees recruited) and the signing of temporary labour supply contracts. The use of the latter (as at 30 June 2001 the Group employed 176 temporary staff) mainly refers to exceptional situations encountered at the ancilliary companies *UniCredit Produzioni Accentrate* and *UniCredit Servizi Informativi*.

With regard to length of service, 32% of the personnel currently with the domestic banks fall within the ten year band; this is a result of the actions put in place to encourage employment of the young and the creation of new professions. There is an even greater incidence (35%) in this band with the Group Banks located in Eastern Europe.

In terms of age, more than 70% of the personnel of the domestic banks fall in the "intermediate" band from 31 to 50 years old, while the incidence of younger staff (up to 30) shows a significant 13%, despite the upward trend in the average age of new staff, who are increasingly recruited from the more highly educated sectors.

There is a greater proportion (23%) of young staff in the Banks of the Group in Eastern Europe, in line with the incidence of the lower age band.

The level of female personnel in the domestic banks is about 37%, and is particularly significant among the younger staff (about 57% of the employees up to the age of 30) and represents more than 18% of Management. The above data represent the results of the attention that the Group pays to female staff and the objective of the recognition of same.

There is a clear majority (over 75%) in the number of female personnel in the Banks of the Group in Eastern Europe, with a presence among the Management of 58%: these are statistics that result from the particular social, economic, and environmental circumstances that currently prevail in these areas.

Finally investigations show that 21% of the personnel operating in the domestic banks hold a degree, usually in finance/banking or law; amongst the Management, the percentage of graduates rises to 29%. A comparison with the number of degrees held by the personnel in the Banks of the Group in Eastern Europe would not be very meaningful, given the marked diversity in the academic and scholastic fields.

System of medium term incentives

In this first half year the plan providing free option rights (stock options) to about 300 of the Group's managers was repeated with the aim of supporting the development and consolidation of the results over time and to encourage those individuals of particular importance to the Group to stay. This plan is part of the broader "Group Value Growth - Global Action Plan" that, started last year, is developing over a span of several years, and reflects and underlines the importance of the employees' performance to the results of the Group and applies to the personnel of the Parent Company, and the Italian Banks and Companies controlled by UniCredito Italiano.

Training

In this first half year of 2001 the Group also invested in training to promote the professional growth and development of its human resources. The training activities were the responsibilities of the individual Banks/Companies of the Group with the contribution, where requested, of the Parent Company.

Overall about 33,500 people were involved over 60,000 days. If the Foreign Banks are included the number of those participating in training activities is 40,500 and the number of days about 72,400. In particular significant investments have been made by Bank Pekao which as well as professional training, which is fundamental to the creation of new commercial strategies, has started a process of managerial adjustment to support the changes that, once completed, will involve about 700 of the middle management.

With regard to the shared projects, the UniCredit Training Centre has set up a series of initiatives directed at all the Banks and Companies of the Group, connected with the introduction of the euro. Specifically this involves:

- an intranet site that has an essentially informative purpose and enables all the employees to be constantly updated with news regarding the change-over to the new currency;

- a CD ROM with more specifically training objectives which as well as providing all the information needed to manage the critical phases connected with the introduction of the euro, enables the individual to check his or her own knowledge of the subject;

- a presentation to be put on in schools to provide the staff with a process of divulging the information needed to deal with the change as consumers.

Industrial Relations

Industrial relations within the Group are characterised by an open and constructive approach that over the period concerned enabled a positive start to be made to the renewal phases of the company contracts and put in place significant operations involving the UniCredito Italiano integration plan.

With particular regard to the latter, the first half of 2001 started with the location at USI and UPA of the personnel involved in the information systems and the service centres of the Group's banks respectively, and concluded with the transfer of the relative company branches to the two above-mentioned service companies. In the same period the plan to integrate the collection facilities of the Group in Uniriscossioni (Uni-collection) was launched.

The Environment and Safety at work

Within the framework of the priorities defined by the environmental, social, and safety policy of the Group significant activities have been put in place during the course of the half year aimed at making the commitments to sustainable growth operational. Among these was the round table organised in March at Trieste with the support of the Ministry of the Environment within the context of the "G8 Environment" summit.

In parallel, with the purpose of pursuing new growth opportunities, the objective of taking initiatives connected with the "social responsibility of the company" in a stakeholders' value vision was put in place by exploiting and enhancing the elements of accountability and governance. In this context, the publication of the Social and Environmental Report of UniCredito Italiano-Credito Italiano - in view of its progressive expansion to the other banks/companies of the Group – represents the first step in drawing up a consolidated social report.

Furthermore, in the application of policy objectives with regard to safety at work, the implementation at the Parent Company and Credito Italiano of the "integrated management system" is under way, within the context of the continuous improvement of the services and the quality of the process of risk prevention and protection.

Risk Management

In the course of the 1st half of 2001, the UniCredito Italiano Group has continued to develop the activities of measurement, control, and management of the various types of risk, namely market, credit, rate, exchange, liquidity, and operational.

The role of supervision of the risks taken by the various bodies of the Group is carried out by the Parent Company, which co-operates with the former within the scope of the definition of the strategies of risk management, in order to ensure that the same practices are used throughout the Group. This supervision involves checking that the current limits are respected, and that the appropriate measurement methodologies are adopted.

In order to manage the risks more efficiently, a Risk Management Division has been set up within the new organisational structure of the Parent Company. It will be entrusted among other things with the correct management of credit risks.

The market risk

The market risk is the risk incurred through fluctuations in value of the positions of the bank connected with unexpected variations in market prices or factors.

The instrument used at UniCredito Italiano for the measurement of market risk is the Value at Risk (VaR) calculated according to the time simulation approach.

This model is based on the daily revaluation of the open positions by means of the time series of risk factors (interest and exchange rates, and volatility) and the resulting distribution of profits/losses is analysed to determine the effect of the movements in the market on the value of the portfolio. Compared with other methodologies, this has shown significant advantages, such as the possibility of monitoring a wide range of risks in a flexible manner (delta, gamma, vega - throughout the entire volatility curve: rho) and the accuracy of calculating volatility and correlation.

The parameters used for the calculation of VaR are the following: period of observation 1 year; confidence interval 99%; time horizon 1 day; daily updating of the time series. The decision to calculate the risk on a time horizon of one day enables an immediate comparison with the profits/losses realised.

Within the scope of the activities of the Group Holding Company, the first half of 2001 showed an average six-monthly VaR of about 4.7 million €. With regard to UniCredit Banca Mobiliare, the average daily VaR of the trading and market-making activities reached about 3 million €, and TradingLab recorded an average six-monthly figure slightly less than 3 million €.

The method of calculating VaR based on the time simulation has also been adopted by the banks of the New Europe Division (Bank Pekao SA, Pol'nobanka, Splitskabanka, Bulbank) and will be extended progressively throughout all their portfolios.

The credit risk

The management of credit risk - defined as the probability of the deterioration of the credit rating of another party - falls to the Credit Division in line with the principle of the net separation of commercial responsibilities (which falls to the Business Division) from strictly credit functions.

Control of the loan quality is performed by the management of both the specific counterpart risk and the portfolio risk.

With regard to the specific risk component, or that associated with individual agreements, the companies and the instruments supporting the credit activities both in the provision phase and in that of the performance management of the agreements assign to each customer a synthetic and homogeneous judgement using the rating as a focal point. To this end, given the internal segmentation of the clientele that sees the allocation of the other parties to market segments differentiated according to specific turnover parameters, the provision of credit goes through a process of assessment of credit rating at high added value and differentiated according to the segment of the clientele.

In particular, provision to Corporate customers depends on the process of analysis of the profit and loss and balance sheet figures, as well as the projected cash flows, and is integrated with a series of qualitative data on the company and the market in which it operates (for example, the assessment of the management, the competitive position, the performance of the sector, and environmental factors). This information is available within the electronic file, whose function is to improve the assessment process of the credit rating. Everything is statistically synthesised in an internal rating, which takes account of qualitative and quantitative assessment factors. An integrated rating has also been finalised that considers for the names that are already customers the behavioural data derived from the managerial scores described below and which will come on stream starting from next year.

For the Corporate customers of the Foreign Branches, models have been drawn up that reflect the specific situation in the countries where the Branches are located and which, as well as the elements of qualitative and quantitative analysis already described, also take into account the risk connected with the possibility that the countries may block the payments in foreign currencies (transfer risk).

For companies classified as Small Businesses a process of automatic assessment is carried out using an appropriate algorithm that, by means of a grid of scores set out according to market sector and geographical area, assigns a rating for the issue of credit.

For the private customers a system of provision scoring is in use, according to the type of credit - mortgage, personal loans, and revolving cards - and based on qualitative and quantitative analysis.

A performance check score is being created that will be completed as soon as all the Group Banks have migrated onto a single IT platform. The following project will involve the integration of the two instruments referred to above - provision and performance scoring - which will enable the risk of the individual party to be monitored in its entirety.

The activity of systematic surveillance of the agreements has been implemented by means of the introduction of a process called "Performance Management", which monitors the agreements classified as "Companies" and "Small Businesses" on a monthly basis. Predictive algorithms of managerial scoring, differentiating between the different segments of the clientele, analyse a series of data selected by the Bank in order to give an appropriate warning of those agreements that are showing signs of deterioration in terms of risk. Every risk profile identified is associated with precise managerial rules and behaviours, which the network must follow, by monitoring them centrally using an ad hoc application. Three years after the introduction of the first algorithms, these are in the phase of being revised and redrawn in order to maintain high levels of prediction capacity that the natural mutation of "banking practices" tends to diminish.

The methodologies developed by UniCredito Italiano and already adopted by the Credito Italiano bank, whose role has been that of pilot bank, have been shared by the Group Banks: the Cassa di Risparmio di Torino and Rolo Banca have already adopted provision and performance scoring, as well as the application to support the activities of the Management during the course of 2000. The extension of Unicredito Italiano's methodologies to the other Group banks is foreseen for the second half of 2001. It is still up to UniCredito Italiano to update the methodologies developed previously and to ensure that they are correctly implemented at all the Group Banks.

The monitoring of the portfolio risk is by means of the use of a Credit Risk Management model developed internally on the basis of the approach of the Credit Risk+ methodology and is implemented to take account of the sectorial correlations.

With regard to the Group Foreign Banks, suitable "Task Forces" have been created made up of human resources from UniCredito Italiano and its subsidiaries with the objective of unifying the organisational structure, the processes, and the credit instruments already adopted by the Group in Italy. The restructuring of the organisation of Credit Management has been completed and the human resources provided by the Parent Company have been inserted at the key points of the credit organisations of the Banks.

At Pekao an internal rating model has already been drawn up, and is currently in the implementation and extension phase, for the companies capable of responding to the requirements imposed by the Group.

A periodic data flow has also been defined and institutionalised that provides the Parent Company with data regarding the evolution of the quality of the credit portfolio, its composition according to rating class, the new flows, and the stock relating to the problematic portfolio.

Country Risk

The management of Country Risk is conducted by determining suitable "maximum operational amounts at risk", of a commercial and financial nature, to be taken on by the companies belonging to the UniCredito Italiano Group in dealings with banks, Government Bodies, Financial Institutions, and Companies residing in or connected with the Country.

With regard to the methodology of the analysis of the risk factor of a particular Country, this has been recently implemented and is now based on quantitative criteria. The new method, that uses a "scoring" model (Country Credit Scoring Model), summarises and analyses, on the basis of homogeneous criteria valid for all countries considered to be at risk, the principal macro-economic data for the country concerned, the political situation and the management of the economy, and the ratings assigned by the international agencies and the national observers (Bank of Italy, SACE [Export Credit Insurance Agency]), as well as the perception of the risk on the part of the markets (variation in yield of State securities or similar).

The principal objective of the model is to identify the maximum potential amount of the overall risk that the UniCredito Italiano Group can take on in dealings with an individual Country, within which the above-mentioned maximum operational amounts of risk are subsequently determined.

As well as the determination of the maximum potential amount, intended therefore as "maximum theoretical ceiling of risk to be taken on", the Country Credit Scoring model also enables the continuous monitoring of the reliability level of the Country and the construction of projections of the trend of the risk, even in the medium-long term.

All the factors that contribute to the construction of the Country Credit Scoring model are automatically updated by the database provided by the leading specialist companies, enabling a timely monitoring of the Country Risk profile.

The operational risk

The operational risk consists of the risk to be incurred through direct or indirect losses resulting from the suitability or failure of the internal processes or those attributable to human factors or systems or outside events.

In the UniCredito Italiano Group the management of the operational risk consists of the diffusion of a culture of prevention/mitigation of the operational risk shared by the various companies in the Group and the generation of models for mapping and measuring the operational risks that apply to the needs of the Group.

Two projects should be mentioned in this context that are aimed at measuring the operational risks: one launched by UniCredit Banca Mobiliare whose objective is to put in place a plan that will target systems, processes, organisational structure, and human resources in order to mitigate and monitor the more critical and less managed risks.

The overall plan is made up of six sub-plans (completeness and correctness of deals, accuracy of the Profit & Loss account, suitability of the process for monitoring the market risk, suitability of the process for monitoring the counterpart risk, monitoring of the risk model, suitability of the access to the data system) and the methodology used provides for the writing and updating of the procedures connected with the sub-plan, the mapping and assessment of the risks and controls, and the definition of the plan for corrective actions and operations.

A second plan that is particularly significant has been launched by UniCredit Produzioni Accentrate to highlight operational risks and the associated mitigation measurements.

The plan is organised in the following logical/sequential phases:
highlighting of the risk

- highlighting and classification of the product/service catalogue in line with the needs of the Group
- highlighting and classification of the processes, activities, and micro-activities
- determination and measurement of product volumes
- definition of the 1st, 2nd and 3rd level monitoring of micro-activities
- association of the monitoring with the Risk Drivers
- creation of a database of losses with physical connection to the operational process
- association of human resources/products/processes/controls/risks/damaging events
- *mitigation of the risk*
- definition of a meaningful training plan to introduce the culture of operational risk into the company
- creation of a system of contingency classification
- placement of models of statistical analysis and simulation of the maximum theoretical risk

Asset and Liability Management

The Planning and Finance Department of the Parent Company monitors the rate and liquidity risk of the Group using the Sensitivity Analysis and Gap Analysis models respectively as introduced from 1999.
A report is produced every quarter setting out data relating to:

- the evolution of deposits and loans, by means of which it is possible to assess how capital and short, medium, and long term deposits enable the financing of loans subdivided according to the various maturity dates
- the liquidity position showing, on the basis of the time intervals laid down by the Bank of Italy, the flows of liquidity in and out, and by calculating the relative liquidity gaps and liquidity ratios.

The operational management of the above-mentioned risks takes place on a daily basis and is carried out by the Treasury of the Parent Company which makes use of the VaR methodology for the rate risk.

Balance Sheet and Business Area Review

The evolution of the consolidated balance sheet, in line with what has taken place in the industry, shows an increase in loans to customers over and above the corresponding increase in deposits (from customers and securities) over the past six months as well as over the past year.
Moreover a marked increase has been recorded in subordinated debt, as a proportion of the growth in business, with the objective of optimising the use of the financial leverage.

(AMOUNTS IN MILLIONS OF €)	30.06.2001	31.12.2000	change from 31.12.2000 amount	change from 31.12.2000 %	30.06.2000 restated	% change from 30.06.2000
Loans to customers	119,541	115,157	+ 4,384	+3.8%	107,705	11.0%
Securities and interbank balance	15,947	16,922	- 975	-5.8%	20,976	-24.0%
Equity investments	1,539	1,565	- 26	-1.7%	1,223	25.8%
Tangible and intangible assets	4,817	4,620	+ 197	+4.3%	3,162	52.3%
Net consolidation differences	809	853	- 44	-5.2%	489	65.4%
Total net assets	**142,653**	**139,117**	**+ 3,536**	**+2.5%**	**133,555**	**6.8%**
Due to customers and securities in issue	120,634	118,006	+ 2,628	+2.2%	115,335	4.6%
Subordinated debt	5,736	4,594	+ 1,142	+24.9%	2,459	133.3%
Minority interests	2,752	2,595	+ 157	+6.1%	2,860	-3.8%
Shareholders' equity	8,839	8,644	+ 195	+2.3%	8,152	8.4%
Balance of other items	4,692	5,278	- 586	-11.1%	4,749	-1.2%
Total net liabilities	**142,653**	**139,117**	**+ 3,536**	**+2.5%**	**133,555**	**6.8%**

Loans to Customers

Loans to customers

At the end of June the total of loans to customers had reached a level of about 120,000 million €, an increase of 3.8% with respect to the end of December and of 11% over twelve months.

The change from the end of December was mainly due in equal measure (about 1.5 million €) to the Italian Banking Division, which rose from 96.1 to 97.6 billion € (+1.6%) and the Foreign Banks Division, which grew by 15% over the six months (from 8.9 to 10.3 billion €).

Performing loans, leaving out non-performing loans and repos, are equal to about 113 billion € and show a more sustained trend. The increase in this aggregate, more in line with the definition of loans also used by the Bank of Italy, is in fact equal to 5% from the start of the year and about 12% from June 2000.

There is a particular increase in the amounts of mortgage loans (+6.6% from December and +13.5% from June 2000); current accounts are increasing in a regular manner, with a trend slightly lower than that of the aggregate. While loans under financial leasing contracts as a consequence of the securitisation transaction of performing loans carried out by Locat for a total of 547 million € maintain the levels at the

start of the year, although more than 11% up on end of June 2000 by including transferred loans, the increase turns out to be 8.6% over the last six months and 21% year-on-year.

With regard to non-performing loans there was a marked reduction explained by the completion of a securitisation operation, while repos fell to a level about 760 million € below the start of the period but up 4% on an annual basis.

TYPES (AMOUNTS IN MILLIONS OF €)	**30.06.2001**	**31.12.2000**	**change from 31.12.2000** amount	%	**30.06.2000** restated	**% change from** 30.06.2000
Portfolio risk	2,162	1,928	+ 234	+12.1%	2,142	+0.9%
Current accounts	23,654	22,744	+ 910	+4.0%	21,619	+9.4%
Mortgage loans	33,832	31,723	+ 2,109	+6.6%	29,797	+13.5%
Financing (lending)	16,645	17,883	- 1,238	-6.9%	15,080	+10.4%
Other non-overdraft lending	27,166	24,687	+ 2,479	+10.0%	24,790	+9.6%
Loans under financial leasing contracts	6,213	6,226	- 13	-0.2%	5,586	+11.2%
Other transactions	3,097	2,207	+ 890	+40.3%	1,763	+75.7%
Total performing loans	**112,769**	**107,398**	**+ 5,371**	**+5.0%**	**100,777**	**+11.9%**
Non-performing loans	1,779	2,005	- 226	-11.3%	2,135	-16.7%
Repos	4,993	5,754	- 761	-13.2%	4,793	+4.2%
Total loans to customers	**119,541**	**115,157**	**+ 4,384**	**+3.8%**	**107,705**	**+11.0%**

Performance by sector

The details of each sector show the growth, both from December and June 2000, of the non-finance companies, which represent about 55% of the total, and of the other operators, equal to about 20% of the total, which mainly consist of loans to private customers.

With regard to the other sectors, public sector financing and loans to family firms maintain the overall levels of the end of the year, while the amount of loans to financial companies is returning to the levels of June 2000 after the fall at the end of the year.

SECTORS (AMOUNTS IN MILLIONS OF €)	**30.06.2001**	**31.12.2000**	**change from 31.12.2000** amount	%	**30.06.2000** restated	**% change from** 30.06.2000
Governments	1,677	1,739	- 62	-3.6%	1,579	+6.2%
Other public bodies	3,505	3,426	+ 79	+2.3%	3,132	+11.9%
Non-finance companies	66,335	64,118	+ 2,217	+3.5%	58,675	+13.1%
Financial companies	14,338	13,419	+ 919	+6.8%	14,319	+0.1%
Family firms	8,913	8,989	- 76	-0.8%	8,501	+4.8%
Other operators	24,773	23,466	+ 1,307	+5.6%	21,499	+15.2%
Total loans to customers	**119,541**	**115,157**	**+ 4,384**	**+3.8%**	**107,705**	**+11.0%**

Doubtful Loans

Loan quality

The total of doubtful loans to customers comes to 3,768 million € at book value, a reduction of 2.1% with respect to December 2000 and 4.1% on an annual basis. Doubtful loans to banks of about 92 million € can be added to this figure, which mainly consists of unsecured loans to countries at risk.

LOAN QUALITY (AMOUNTS IN MILLIONS OF €)	**30.06.2001**	**31.12.2000**	**change from 31.12.2000** amount	%	**30.06.2000** restated	**% change from** 30.06.2000
Non-performing loans	1,779	2,005	- 226	-11.3%	2,135	-16.7%
Watch-list loans	1,672	1,529	+ 143	+9.4%	1,418	+17.9%
Loans subject to restructuring	2	2	-		2	
Restructured loans	247	252	- 5	-2.0%	306	-19.3%
Loans to countries at risk	68	62	+ 6	+9.7%	67	+1.5%
Total doubtful loans to customers	**3,768**	**3,850**	**- 82**	**-2.1%**	**3,928**	**-4.1%**
Performing loans	115,773	111,307	+ 4,466	+4.0%	103,777	+11.6%
Total loans to customers	**119,541**	**115,157**	**+ 4,384**	**+3.8%**	**107,705**	**+11.0%**
Other doubtful loans:						
Loans to countries at risk - banks	*76*	*49*	*+ 27*	*+55.1%*	*77*	*-1.3%*
Other doubtful loans - banks	*16*	*14*	*+ 2*	*+14.3%*	*17*	*-5.9%*

The fall in doubtful loans to customers is due to the reduction in non-performing loans (-11.3% from the start of the year) following a securitisation operation, partly compensated by an increase in watch-list items. Compared with December 2000, the other categories of doubtful loans show slight changes in value which balance out overall.

The securitisation operation

During the half year Mediovenezie and Cariverona started a joint securitisation operation on a portfolio of non-performing loans held by two banking companies (with Lehman Brothers and Euro Capital Structures in their capacity as arrangers). The operation involved the selling, according to Law 130 of 30.4.1999, of loans classified as non-performing for a gross book value of about 660 million € (250 million € net of write-downs) at a price of 211 million € (determined by discounting the book value according to the expected average time for recovery).

The loans were acquired by Quercia Funding S.r.L., a vehicle company subject to Italian law based in Verona, constituted according to Law 130/99, which will be financed by the issue expected within the next few months of suitable bonds whose characteristics will be notified as soon as the rating companies (Fitch and Standard and Poor's Rating Services) have completed their analyses and published their valuations of the portfolio being sold. Cariverona, or another party having a suitable

rating, will make a line of credit available to Quercia Funding in order to provide a support of liquidity for the payment of interest and the repayment of capital, while Mediovenezie will act both in the capacity of Servicer (management and collection of loans), of Loan Administrator (administration of the portfolio in relation to Regulatory Indicators and of Corporate Service Provider (management of administrative and legal services).

Changes during the half year

An analysis of the changes with respect to December 2000, which are set out in greater detail in Part B of the Interim Report, shows an improvement in the incidence of doubtful loans on total loans, both in face value (from 5.89% to 5.53%) and in book value (from 3.34% to 3.15%), with write-downs which as a proportion of doubtful loans maintain the levels seen at the start of the year due to the cumulative effect of the reduction in non-performing loans.

The ratio of non-performing loans to total loans falls from 3.89% to 3.43% in terms of face values and from 1.74% to 1.49% taking account of write-downs. The latter are equal to 58.1% of the gross loans (56.8% at the end of 1999) and to 47.1% taking into account the capital component only (44.8% at the end of the previous period). There is a slight increase in the incidence of watch-list items, equal at the end of June to 1.73% of the loans at face value (1.63% in December) and to 1.40% (from 1.33%) at book value.

DOUBTFUL LOANS TO CUSTOMERS (AMOUNTS IN MILLIONS OF €)	**Non-performing**	**Watch-list items**	**Restructured (1)**	**Country at Risk**	**Total doubtful loans**
Situation as at 30.06.2001					
Face value	4,243	2,141	358	99	6,841
As a percentage of total loans	3.43%	1.73%	0.29%	0.08%	5.53%
Write-downs	2,464	469	109	31	3,073
As a percentage of face value	58.1%	21.9%	30.4%	31.3%	44.9%
Book value	1,779	1,672	249	68	3,768
As a percentage of total loans	1.49%	1.40%	0.21%	0.06%	3.15%
Situation as at 31.12.2000					
Face value	4,636	1,941	355	96	7,028
As a percentage of total loans	3.89%	1.63%	0.30%	0.08%	5.89%
Write-downs	2,631	412	101	34	3,178
As a percentage of face value	56.8%	21.2%	28.5%	35.4%	45.2%
Book value	2,005	1,529	254	62	3,850
As a percentage of total loans	1.74%	1.33%	0.22%	0.05%	3.34%

1. Including loans subject to restructuring.

The trend of doubtful loans at face value shows increases in both non-performig loans and watch-list items of about 800 million €, net of arrears, and is partly explained by the appreciation of the other currencies with respect to the euro, against falls of about 600 million €, as well as the 660 million € resulting from the sale of the non-performing loans described above.

Considered together, the non-performing loans and the watch-list items show inflows from performing loans of about 800 million €, which must however be set against collections of about 475 million and returns to performing loans of a further 150 million. However referring just to watch-list items it can be seen that about 60% of the downward changes are explained by collections (227 million) and returns to performing loans (137 million), while about a third (214 million) is due to transfers and other categories of doubtful loans (mainly non-performing loans).

For the other categories of doubtful loans, which are at similar levels to those at the end of the year, the inflows from performing loans are almost offset by collections.

Doubtful loans by Division

The breakdown of doubtful loans by Division is set out below, both at face value and at book value, and compared with the end of 2000.

DOUBTFUL LOANS TO CUSTOMERS (AMOUNTS IN MILLIONS OF €)	**Italian banks**	**New Europe**	**Corporate Centres and other companies**	**Combined total**	**Consolidated total**
Situation as at 30.06.2001					
Face value	4,222	1,992	627	6,841	6,841
As a percentage of total loans	4.23%	17.30%	3.10%	5.20%	5.53%
Write-downs	1,537	1,168	368	3,073	3,073
As a percentage of face value	36.4%	58.6%	58.7%	44.9%	44.9%
Book value	2,686	824	259	3,768	3,768
As a percentage of total loans	2.75%	8.00%	1.31%	2.95%	3.15%
Situation as at 31.12.2000					
Face value	4,968	1,545	515	7,028	7,028
As a percentage of total loans	5.03%	15.70%	2.65%	5.49%	5.89%
Write-downs	1,952	917	309	3,178	3,178
As a percentage of face value	39.3%	59.4%	60.0%	45.2%	45.2%
Book value	3,016	628	206	3,850	3,850
As a percentage of total loans	3.14%	7.07%	1.09%	3.11%	3.34%

The figures set out show a greater percentage of doubtful loans at face value (out of the total of loans to customers) for the banks of New Europe, partly offset by greater write-downs.

The phenomenon is particularly evident for non-performing loans, which as a percentage of total loans to customers at face value stand at 10.14% for New Europe against 2.7% for Italian banks. However taking account of the significant differences in write-downs, equal to 86% of the gross exposure for New Europe compared with 44.5% for the Italian banks, the ratios of non-performing loans to total loans at book value for the two Divisions stand at similar levels (1.55%).

NON PERFORMING LOANS TO CUSTOMERS (AMOUNTS IN MILLIONS OF €)	**Italian banks**	**New Europe**	**Corporate Centres and other companies**	**Combined total**	**Consolidated total**
Situation as at 30.06.2001					
Face value	2,694	1,168	381	4,243	4,243
As a percentage of total loans	2.70%	10.14%	1.88%	3.22%	3.43%
Write-downs	1,198	1,009	258	2,464	2,464
As a percentage of face value	44.5%	86.4%	67.7%	58.1%	58.1%
Book value	1,497	159	123	1,779	1,779
As a percentage of total loans	1.53%	1.55%	0.62%	1.39%	1.49%
Situation as at 31.12.2000					
Face value	3,379	916	341	4,636	4,636
As a percentage of total loans	3.42%	9.30%	1.76%	3.62%	3.89%
Write-downs	1,606	795	229	2,631	2,631
As a percentage of face value	47.5%	86.8%	67.2%	56.8%	56.8%
Book value	1,773	121	111	2,005	2,005
As a percentage of total loans	1.85%	1.36%	0.59%	1.62%	1.74%

Country Risk

With regard to country risk, both with customers and with banks, details of the loans (net of guarantees) and write-downs are set out below:

COUNTRY RISK (CUSTOMERS AND BANKS) (AMOUNTS IN MILLIONS OF €)	**30.06.2001**		**31.12.2000**	
	Loans and advances at face value	**Overall write-downs**	**Loans and advances at face value**	**Overall write-downs**
Russia	45	13	46	18
Brazil	17	4	7	2
Egypt	14	2	13	2
Croatia	10		16	1
Algeria	6	1	6	1
Tunisia	8		13	0
Argentina	15	4	11	3
Indonesia	10	4	7	3
North Korea	8	6	7	6
Others	65	20	39	17
Total	**198**	**54**	**165**	**54**
of which: - Loans to customers	*99*	*31*	*96*	*34*
- Loans to banks	*99*	*23*	*69*	*20*

Direct and Indirect Deposits

Assets in administration

The total of customer assets in administration at the end of the half year is well above the level at the start of the year reaching 347 billion €, an increase of 2.3% over six months and 5.5% up year-on-year.

The growth from the start of the year is divided more or less equally between direct and indirect deposits, despite the increase in the latter being affected by the quotations of the share component. In twelve months the performance of the indirect deposits has however shown a more sustained trend (+6%) compared with that recorded for direct deposits (+4.6%).

ASSETS IN ADMINISTRATION (AMOUNTS IN MILLIONS OF €)	**30.06.2001**	**31.12.2000**	**change from 31.12.2000** amount	%	**30.06.2000** restated	**% change from** 30.06.2000
Direct deposits	120,634	118,006	+ 2,628	+2.2%	115,335	+4.6%
Indirect deposits	226,411	221,389	+ 5,022	+2.3%	213,548	+6.0%
Customer assets in administration	**347,045**	**339,395**	**+ 7,650**	**+2.3%**	**328,883**	**+5.5%**

The composition of the aggregate does not however show any significant change. The weight of the indirect component maintains its December level, at 65.2%, against the 64.9% of June 2000.

Finally particular attention should be paid to the contribution to the increase of the assets in administration in the first part of the year provided by the Foreign Banks Division; it shows particularly strong rates of growth above all in the indirect deposits in administration.

Direct deposits

The total due to customers (including deposits received in administràtion) and those securities in issue reached a level at the end of the half year of 120 billion €, an increase of 2.2% with respect to 31 December 2000 and 4.6% over the twelve months.

TYPE (AMOUNTS IN MILLIONS OF €)	**30.06.2001**	**31.12.2000**	**change from 31.12.2000** amount	%	**30.06.2000** restated	**% change from** 30.06.2000
Due to customers	**86,175**	**83,103**	**+ 3,072**	**+3.7%**	**80,370**	**+7.2%**
Deposits	7,353	7,791	- 438	-5.6%	7,582	-3.0%
Current accounts	63,488	60,613	+ 2,875	+4.7%	59,289	+7.1%
Repos	13,154	13,008	+ 146	+1.1%	11,469	+14.7%
Other transactions	2,180	1,691	+ 489	+28.9%	2,030	+7.4%
Securities in issue	**34,459**	**34,903**	**- 444**	**-1.3%**	**34,965**	**-1.4%**
Bonds	20,795	21,672	- 877	-4.0%	22,476	-7.5%
Certificates of deposit	12,679	11,953	+ 726	+6.1%	11,617	+9.1%
Other securities	985	1,278	- 293	-22.9%	872	+13.0%
Total direct deposits from customers	**120,634**	**118,006**	**+ 2,628**	**+2.2%**	**115,335**	**+4.6%**

The increase recorded in direct deposits is the result of an increase in deposits due to customers partly compensated by the fall in securities in issue.

In greater detail deposits due to customers recorded an increase of 3.7% over the start of the year and 7.2% over the twelve months, thanks to the positive performance of current accounts, particularly in the banks of New Europe. The uncertainty that still characterises the financial markets has also affected customer choice with repos in the first part of the year running at levels almost 15% higher than June 2000. There continued to be a fall in deposits that has been in place for several years.

Securities in issue are standing at a level 1.3% below that at the end of the previous year, following the reduction of the stock of bonds in circulation (-4% on December 2000). This reduction is explained by the fact that not all the items maturing in the period were renewed, which partly fuelled the new flows towards indirect deposits. The certificates of deposits however recorded an increase of 6.1% over December 2000.

As with loans, direct deposits also confirm the positive contribution of the banks of New Europe (+2.3 billion equal to 15.2%), while in this instance the Italian Banking Division recorded a fall of 2 billion €. As explained in the comments on the results of the Retail Division, this reduction is connected with the re-distribution of the portfolio on the part of the customers in favour of indirect deposits.

Indirect deposits

Indirect deposits from customers at market value have in fact reached a level of about 226 billion €, an increase of 5 billion, equal to 2.3%, over the end of the previous period. On an annual basis the increase reaches 6%.

INDIRECT CUSTOMER DEPOSITS[1] (AMOUNTS IN MILLIONS OF €)	**30.06.2001**	**31.12.2000**	**change from 31.12.2000 amount**	**%**	**30.06.2000 restated**	**% change from 30.06.2000**
Indirect deposits under administration	112,037	108,145	+ 3,892	+3.6%	99,047	+13.1%
Indirect deposits under management	114,374	113,244	+ 1,130	+1.0%	114,501	-0.1%
Total indirect deposits from customers	**226,411**	**221,389**	**+ 5,022**	**+2.3%**	**213,548**	**+6.0%**

1. Excluding own issue securities and shares in investment funds of the Group in customer dossiers (data reclassified for homogeneous comparison). Market values.

The trend of these figures, affected by the fall in values of the main stock markets, has been sustained by new deposit flows.

The major contribution to the growth from the start of the year has been the administrative component (+3.6% in six months), which is influenced by a lesser extent in the performance of quotations, compared with managed deposits, which are however 1% up on December.

The performance over twelve months however clearly shows the redistribution in favour of component under administration which has taken place alter the first part of 2000, with a growth of 13% in this component, against a general stability in managed savings. The share of the latter on total indirect deposits however remains above 50%.

Total managed assets

Total customer assets managed by the Group as at 30 June 2001, including liquidity and own issue securities, were equal to about 115 billion €, close to the level of June 2000 but 1.1% up on the start of the year. Assets of customers managed by Pioneer (excluding however the banking portfolio) can be added to this aggregate, which represents almost all of the aggregate, to which the assets managed in Italy by banks and insurance companies can be added, net of the asset management conducted by Pioneer under mandate, and excluding agreements within the Group.

MANAGED ASSETS (CUSTOMERS) (AMOUNTS IN MILLIONS OF €)	**30.06.2001**	**31.12.2000**	**change from 31.12.2000**		**30.06.2000**	**% change from**
			amount	**%**	***restated***	***June 2000***
Italy	**88,853**	**89,844**	**-991**	**-1.1%**	**90,784**	**-2.1%**
Mutual funds placed directly	50,141	49,718	+423	+0.9%	49,715	+0.9%
Customer asset management	27,734	30,818	-3,084	-10.0%	32,313	-14.2%
- fund invested accounts	*17,155*	*20,238*	*-3,083*	*-15.2%*	*21,306*	*-19.5%*
- other managed funds	*10,579*	*10,580*	*-1*	..	*11,007*	*-3.9%*
Insurance policies (technical reserves)	10,978	9,308	+1,670	+17.9%	8,756	+25.4%
- unit linked	*7,126*	*5,480*	*+1,646*	*+30.0%*	*5,045*	*+41.2%*
- other policies	*3,852*	*3,828*	*+24*	*+0.6%*	*3,711*	*+3.8%*
USA	**22,800**	**20,948**	**+1,852**	**+8.8%**	**21,384**	**+6.6%**
Other international markets	**2,576**	**2,252**	**+324**	**+14.4%**	**2,411**	**+6.8%**
New Europe	**613**	**590**	**+23**	**+3.9%**	**612**	**+0.2%**
Total customer assets under management	**114,842**	**113,634**	**+1,208**	**+1.1%**	**115,191**	**-0.3%**
of which: Mutual funds	*100,798*	*99,265*	*+1,532*	*+1.5%*	*100,358*	*+0.4%*
- in Italy	*43,672*	*50,097*	*-6,424*	*-12.8%*	*57,877*	*-24.5%*
- in Luxembourg	*30,938*	*25,105*	*+5,833*	*+23.2%*	*17,773*	*+74.1%*
- others	*26,188*	*24,064*	*+2,124*	*+8.8%*	*24,708*	*+6.0%*

Asset management excludes those relating to insurance policies. Amounts include liquidity and own issue securities. Data reclassified in format to enable comparison.

Group assets on markets in the United States and other international markets including those of New Europe recorded an overall increase of 9.2% over December and 6.5% over June 2000 thanks to the net positive deposits and the appreciation of the Dollar, and are entirely covered by the Pioneer Group, as set out in detail in the chapter on Wholesale Banking.

However with regard to the Italian market, not completely covered by this Group, the reclassification adopted to set out the data shows the performance of the managed assets according to the main brokered products. From this overall framework emerges the reallocation carried out on the whole section, from asset management to mutual funds and insurance, which shows a slight reduction of the total assets managed in the light of the trend of the financial markets.

Underlying these trends, as explained more fully in the chapter on the Italian Banking Division, there is positive progress in the flows of mutual fund deposits, fuelled above all by the placement of the unit-linked life policy premiums, which sustained the shareholders' equity in Group funds achieving an increase in market share.

In more detail, at the end of December a fall of 10% was recorded in managed assets, with a reduction in absolute value of 3,083 million € mainly in managed funds. Other managed assets however held their year-end values thanks to the acquisition of certain managed assets of institutional customers.

Against this fall an increase of 423 million € was recorded in directly placed funds (+0.9% from the start of the year) and an increase in the technical reserves of the Group's insurances of 1,671 million (+18% from the start of the year), concentrated in the unit-linked section (+30% in six months). Overall technical reserves reached the level of 11 billion €, 25% up on June 2000.

Securities Portfolio and Interbank Position

Structural liquidity

After a first quarter characterised by a greater availability of funds over last year, thanks to the issue of a subordinated loan, the situation reverted in the course of the second quarter. In fact, in the first six months the greater increase of loans to customers compared with deposits from customers and in securities (about 1.8 billion €), was only partly financed by the increase in free shareholders' equity and subordinated debt (1.4 billion €). Taking account of the trends of other items in assets and liabilities, this

has led to a reduction in the "structural liquidity" of almost 1 billion €. These trends are reflected in an increase in interbank deposits, partly absorbed by an increase in investment and trading securities.

Securities portfolio

The investment and trading securities in fact reached a level of 34,107 million €, up by about 920 million or 2.8% on the start of the year. Within the section investment securities recorded an increase of 1,676 million €, while trading securities portfolio fell over the six months by about 750 million.

SECURITIES PORTFOLIO (AMOUNTS IN MILLIONS OF €)	**30.06.2001**	**31.12.2000**	**change from 31.12.2000**		**30.06.2000**	**% change from**
			amount	**%**	**restated**	**June 2000**
Investment securities	16,693	15,017	+ 1,676	+11.2%	14,694	+13.6%
Trading securities	17,414	18,168	- 754	-4.2%	18,965	-8.2%
Total investment and trading securities	**34,107**	**33,185**	**+ 922**	**+2.8%**	**33,659**	**+1.3%**
of which: equity securities	*1,761*	*1,500*	*+ 261*	*+17.4%*	*1,539*	*+14.4%*

The interbank position

Against a substantial stability in loans to banks, liquidity requirements were guaranteed by an increase in deposits due to banks of about 1.8 billion €. At the end of June the net position with the banks was therefore negative at about 18 billion €, against the 16 billion € in December and the 12.7 billion € in June 2000.

INTERBANK POSITION (AMOUNTS IN MILLIONS OF €)	**30.06.2001**	**31.12.2000**	**change from 31.12.2000**		**30.06.2000**	**% change from**
			amount	**%**	**restated**	**June 2000**
Loans to banks	24,852	24,904	- 52	-0.2%	26,008	-4.4%
Due from banks	43,012	41,167	+ 1,845	+4.5%	38,691	+11.2%
Net interbank position	**-18,160**	**-16,263**	**- 1,897**		**-12,683**	

Overall position

Overall the situation with the securities portfolio and the interbank position shows an asset balance of 15.9 billion €, down against December (16.9 billion) and June 2000 (21 billion).

Equity Investments

As at 30 June 2001 equity investments stood at 1,539 million €, slightly lower than at the end of the previous period.

EQUITY INVESTMENTS (AMOUNTS IN MILLIONS OF €)	30.06.2001	31.12.2000	change from 31.12.2000 amount	change from 31.12.2000 %	30.06.2000 restated	% change from June 2000
Equity investments	1,381	1,386	- 5	-0.4%	1,120	+23.3%
Equity investments in Group companies	158	179	- 21	-11.7%	103	+53.4%
Total equity investments	**1,539**	**1,565**	**- 26**	**-1.7%**	**1,223**	**+25.8%**

Equity investments in non-Group companies held the end of December level (1,381 million €), namely those resulting from buying and selling transactions, extra-ordinary operations, and write-downs. In particular the main buying and selling during the period was as follows:

- the acquisition on the part of UniCredit and UBM of 3.35% and 2.90% respectively of the share capital of Monte Titoli Spa, within the scope of the procedure to sell shares held by the Bank of Italy, which in addition to the shares already held by our Group (5.68%), brings the total interest to 11.93%. The transaction which was completed in January involved a total outlay of 13 million €.

- the acquisition of 1.45% of the share capital of CLS Service Ltd. in accordance with a new system of regulation of exchange transactions based on the PVP (Payment versus Payment) principle developed by the leading world banks operating in forex. The initiative involved an outlay of US$ 4.9 million;

- the underwriting of 0.80% of Consortium Srl stock on the occasion of a share capital increase by the company for over 604 million € aimed at the acquisition of control of Euralux S.A. (a company that holds 3.9% of Assicurazioni Generali in its portfolio) which will be incorporated into Mediobanca. The transaction carried out in May involved an outlay of 6 million €;

- the selling of some equity investments that are no longer strategic, in particular: GIM Spa (0.73%), Montedison Spa (partial sale of 0.59% of ordinary stock) and Sitaf SpA (10.9%) involving a total revenue of 41 million €, with a capital gain of 28 million €.

It should also be noted that after the proportional and partial split-off of Credito Fondiario e Industriale - Fonspa - SpA in favour of UniCredito Italiano and Banca Commerciale Italiana an equity investment has been transfered to UniCredito Italiano of 49.5% in Selezione Terza Srl (then raised to 50%) and of 11.16% in Immobiliare Lombarda Spa (the total share-holding held by the

UniCredito Group in the latter company has risen to 30.965%).

Regarding the investment in Kataweb, taking account of the contractual clauses laid down by the operation, it was considered prudent to write-down the charge value with a devaluation of 16 million €, equal to 10% of the charge value itself.

The reduction in investments in Group companies is however explained by the transfers to the area of full consolidation, TradingLab in particular, which led to a reduction of about 60 million €, partly compensated by the increase in the interest in Casse e Generali Vita (from 50% to 100%) and from other acquisitions.

List of equity investments

According to article 126 of Consob (Stock Exchange Regulator) regulation no. 11971 of 14/5/1999, the list of equity investments represented by the shares with voting rights in unquoted companies held under any title as at 30/6/2001 is set out in the annex.

Transactions with subsidiaries

Given the above, with regard to transactions with subsidiaries the following table shows the assets, liabilities, and guarantees and commitments in place as at 30 June 2001 both with Group companies (not fully consolidated) and with those subject to significant interest according to article 19, paragraph 1, of Legislative Decree 87/92. The details of the individual companies are set out in the appropriate annex.

(AMOUNTS IN MILLIONS OF €)	Assets	Liabilities	Guarantees and commitments
Subsidiaries	62	83	43
Companies subject to significant iinfluence	386	189	137

Shareholders' Equity and Capital Ratios

Shareholders' equity

Group shareholders' funds stood at 8,839 million € as at 30 June 2001, against 8,644 million at the end of the previous period. The increase can be attributed to the profits for the period, the effect of which is partly compensated by the dividends of the year 2000 being distributed in the first part of the year.

In the course of the half year the share capital increase of 2.5 million € was also completed. This resulted from the proportional and partial split-off of Credito Fondario e Industriale - Fonspa - SpA in favour of UniCredito Italiano and Banca Commerciale Italiana.

(MILLIONS OF €)

Shareholders' equity as at 31/12/2000	**8,644**
Increases:	
Profits for the period	803
Share capital increases	3
Other net changes	38
Decreases:	
Dividends distributed	649
Shareholders' equity as at 30/06/2001	**8,839**

The table of the changes in the accounts of shareholders' equity and that of the reconciliation with the shareholders' equity of the Parent Company are set out in the annexes.

Subordinated debt

In order to strengthen the asset structure of the Group a subordinated loan (Lower Tier 2) was issued during the course of the half year for a million € with a ten year maturity. Taking account of the exchange rate differences, the subordinated debt therefore reached a level of 5,736 million € at the end of June, against the 4,594 million at the end of the previous year.

Also taking account of the residual duration of the outstanding loans, the share that can be cited for the purposes of determining the capital for regulatory purposes is equal to 5,250 million €, compared with the 4,206 million of 31 December 2000.

Finally it is noted that in the month of July, to cover market risks, a third level (tier 3) subordinated bond was placed with a three year duration and a nominal amount of 600 million € (for a net issue value of 599 million). The Bank of Italy has given its consent to this loan being used for the purposes of reducing the equity requirements against market risks starting from the notifications referred to as at 30 June 2001.

multichannel banks (Xelion and Clarima respectively) recorded negative results because of the considerable start-up costs.

For a comment of these trends refer to the chapter on the activities and the results of the individual Divisions. However with regard to the operating income of the Corporate Centre, which went from -52 to -211 million € between the two half-year periods, the trend is mainly attributable to the equity structure of the Parent Company that sustains the cost of the funding through the financing of investments in the Group equity, also in the light of the constraints on capital for regulatory purposes at Group level.

OPERATING PROFIT PER DIVISION (AMOUNTS IN MILLIONS OF €)	**30.06.2001**	**30.06.2000 restated**	**Change amount**	**Change %**	**31.12.2000**
Italian Banking Division	1,996	1,936	+ 60	+3.1%	3,835
Wholesale Banking Division	280	285	- 5	-1.8%	428
Foreign Banks and New Growth Division	324	228	+ 96	+42.1%	554
New Initiatives	-26	1	- 27	..	-21
Corporate Centre	-211	- 52	- 159	..	-197
Eliminations and other adjustments	-18	15			-33
CONSOLIDATED TOTAL	**2,345**	**2,413**	**- 68**	**-2.8%**	**4,566**

Net interest income

Net interest income, equal to 2,517 million €, recorded an increase of 9.3%, substantially in line with the growth of net interest, includes dividends and profits on equity investments consolidated in the shareholders' equity at 59 million € (compared with 51 million in the first half of 2000). Both interest income and interest expense show marked increases, of 25 and 40% respectively compared with the first half of 2000, about a third of which is attributable to the increase in brokerage assets and the remainder to the increase in the level of rates.

To make the trends underlying the components of the net interest income more clear the following table has been set out which enables analysis of the trend in the average deposits and the rates of the main capital positions, taking account of any differentials in hedging transactions.

BREAKDOWN OF NET INTEREST INCOME (AMOUNTS IN MILLIONS OF €)	1st half of 2000 average balance	interest	average rate	1st half of 2001 average balance	interest	average rate
ASSETS						
Loans to customers (nominal)	103,884	3,407	6.60%	119,073	4,375	7.41%
Fixed return securities	32,740	844	5.18%	30,161	953	6.37%
Interbank assets	25,043	461	3.70%	29,721	702	4.76%
Total interest-bearing assets	**161,667**	**4,712**	**5.86%**	**178,955**	**6,030**	**6.79%**
Shares and fixed assets	6,477	51	1.58%	8,569	59	1.39%
Total assets	**168,144**	**4,763**	**5.70%**	**187,524**	**6,089**	**6.55%**
LIABILITIES						
Deposits (customers and securities)	112,504	1,735	3.10%	119,595	2,338	3.94%
Interbank liabilities	35,297	688	3.92%	43,888	1,072	4.93%
Funding from customers and banks	**147,801**	**2,423**	**3.30%**	**163,483**	**3,410**	**4.21%**
Subordinated debt	1,666	37	4.47%	5,342	162	6.12%
Total cost liabilities	**149,467**	**2,460**	**3.31%**	**168,825**	**3,572**	**4.27%**
Asset funds	11,104			11,880		
Specific reserves, write-downs and balance of other items	7,573			6,819		
Total liabilities	**168,144**	**2,460**	**2.94%**	**187,524**	**3,572**	**3.84%**
NET INTEREST INCOME		**2,303**	**2.75%**		**2,517**	**2.71%**

Changes in interest income

In the final analysis the trend of net interest income is due to an increase of about 20 billion € (+11.5%) of the average value of the assets against the background of a total spread (ratio of net interest income to total assets) that is slightly down (from 2.75% to 2.71%).

There are various factors affecting the total spread that tend to counteract this result. In particular:

- the average rate of loans to customers shows a substantially stable differential between the two periods compared with that on deposits due from customers and securities in issue (from 3.49 to 3.47%). In fact both the rates increased by about 80-85 hundredths of a point compared with the increase of about one point recorded by the rates for the interbank position;

- the spread between the average rate of interest-bearing assets and that of funding from customers and banks however recorded a slight increase (from 2.56 to 2.59%) thanks to a higher proportion of loans to customers out of interest-bearing assets (from 64.3 to 66.5%) and to a higher increase in the rate on investment and trading securities;

- the increase in subordinated debt (+3.7 billion € in average terms), added to the performance of fixed assets, leads however to a slight reduction in the spread between interest-bearing assets and cost liabilities (from 2.55 to 2.53%);

- the increase in fixed assets is finally reflected in a reduction of net current capital which leads to the above-mentioned fall in the total spread, from 2.75 to 2.71%.

Revenues from services and other sources

Revenues from services and other sources stand at 2,431 million €, equal to 49.1% of the net interest income. The performance of these revenues is affected, as mentioned in the introduction, by the entry of the USA Pioneer Group, not included in the results of the first half of 2000. With parity in terms of structure the change over the corresponding period of the previous year is about -3.3% because of the fall recorded in net commission income, not completely offset by the increases resulting from trading profits and other net income.

REVENUES FROM SERVICES AND OTHER SOURCES (AMOUNTS IN MILLIONS OF €)	**30.06.2001**	**30.06.2000 restated**	**change amount**	**change %**	**% change at parity of structure**
Commission income	1,872	1,937	- 65	-3.4%	-9.2%
Commission expense	-251	-184	- 67	+36.4%	22.3%
Net commission income	**1,621**	**1,753**	**- 132**	**-7.5%**	**-12.5%**
Trading profits (losses)	459	342	+ 117	+34.2%	34.2%
Other operating income	537	403	+ 134	+33.3%	24.6%
Other operating expenses	-186	-110	- 76	+69.1%	69.1%
Other net income	**351**	**293**	**+ 58**	**+19.8%**	**7.8%**
Revenues from services and other sources	**2,431**	**2,388**	**+ 43**	**+1.8%**	**-3.3%**

Net commission income

The fall recorded in net commission income, -12.5% with parity of structure, is due to the lower yield from those relating to savings management services (-23.7%) which resulted from the negative trends in the financial markets. In particular, taking account of the movements in the composition of indirect deposits, commissions on managed assets and the trading and placement of securities recorded a marked fall compared with the greater stability shown by those relating to investment funds.

Contributions from the other areas of activity however show a positive trend in all the individual sections. In particular a significant increase (+22.7%) was recorded on commissions from collection and payment services and, in absolute value, those from loan commitments and financing (+14 million €, equal to 6.5% in percentage terms).

NET COMMISSION INCOME (AMOUNTS IN MILLIONS OF €)	**30.06.2001**	**30.06.2000 restated**	**change amount**	**change %**	**% change at parity of structure**
Asset management and administration services	1,002	1,199	- 197	-16.4%	-23.7%
trading and placement of securities	*109*	*231*	*- 122*	*-52.8%*	*-52.8%*
asset management	*74*	*108*	*- 34*	*-31.5%*	*-31.5%*
collective investment funds	*656*	*669*	*- 13*	*-1.9%*	*-14.9%*
placement of insurance products	*96*	*94*	*+ 2*	*+2.1%*	*+2.1%*
other activities concerning securities	*67*	*97*	*- 30*	*-30.9%*	*-30.9%*
Loan commitments and financing	230	216	+ 14	+6.5%	+6.5%
Collection and payment services	200	163	+ 37	+22.7%	+22.7%
Currency dealing	54	46	+ 8	+17.4%	+17.4%
Tax collection services	67	64	+ 3	+4.7%	+4.7%
Other services	68	65	+ 3	+4.6%	+4.6%
Net commission income	**1,621**	**1,753**	**- 132**	**-7.5%**	**-12.5%**

Trading profits

Trading profits, equal to 459 million €, recorded an increase of 34% in the first half of 2000, above all thanks to the development of the activities of the management of companies' financial risks, and assisted by product innovation. The quarterly profile shows a slowing down between the first and second quarters explained by the characteristics of other types of hedging, connected for example with company budgets, which have a seasonal nature being concentrated in the first part of the year.

Other net income

About half of the change in other net income is due to the different consolidation structure. The increase in net income disregarding this effect is explained by debits to third parties (which include reimbursements of tax and account holding costs), while both revenues and charges recorded an increase of about 50 million € for premiums received and paid on options which is offset in the balance of the two items.

Operating expenses

The trend in expenses is also due, as expected, to the different consolidation structure. Total operating expenses, equal to 2,603 million €, in fact recorded an increase of 14.3% over the first half of 2000, almost half of which is explained by these factors. With parity of structure the increase in fact becomes 7.9%, which can be ascribed to the increase in administrative expenses (+7.1%) and adjustments to the value of intangible and tangible fixed assets (+20.8%).

OPERATING EXPENSES (AMOUNTS IN MILLIONS OF €)	30.06.2001	30.06.2000 restated	change amount	change %	% change at parity of structure
Administrative expenses	2,423	2,134	289	+13.5%	+7.1%
Payroll costs	*1,517*	*1,343*	*174*	*+13.0%*	*+8.1%*
Miscellaneous costs and expenses	*762*	*646*	*116*	*+18.0%*	*+6.7%*
Indirect taxes and dues	*144*	*145*	*-1*	*-0.7%*	*-0.7%*
Adjustments to the value of intangible and tangible fixed assets (ordinary)	180	144	36	+25.0%	+20.8%
Total operating expenses	**2,603**	**2,278**	**325**	**+14.3%**	**+7.9%**

Payroll costs

Payroll costs recorded an increase over the first half of 2000 of 13%, equal to 174 million €, which can be attributed as follows:

- 4.9% from additional charges arising out of the acquisition of the USA Pioneer Group, the results of which are not included in the pro-forma data of 30 June 2000;

- 2.2% from the strengthening of the total structure of the Group's Wholesale Banking Division, in line with the expansion objectives in the areas of Investment Banking and Asset Management;

- 1.6% from the appreciation of the Polish currency, which gave rise to increased payroll costs of over 20 million € at the Pekao Group, despite the reduction in the workforce;

- the remaining 4.3% from the domestic front, where the strengthening and optimisation of the commercial apparatus for front office and management/targeting are added to the effects of the application of the retributive tables laid down by the National Collective Wage Agreement of 11 July 1999 and the fulfilment of the provisions - to be reviewed during the course of the year - regarding the variable retribution component according to the favourable aspects of the Group's profitability.

Miscellaneous costs and expenses

On a level basis the trend of miscellaneous costs and expenses shows an increase of 6.7% over the same period in the previous year. About a third of this increase can be ascribed to payments to external consultants, due to activities connected with the reorganisation of the Group, and to a lesser extent to rentals and other travel expenses, also connected with the growth of the Group abroad. Significant increases were also recorded in expenses connected with premises, in particular lease payments, also associated with the development of the network, and expenses relating to furniture, machinery, and equipment. A sustained growth was recorded in percentage terms, even in absolute values, of expenses for the surveillance of premises (+12%) and those for credit information and searches (+50%), the latter being connected with lending activities.

However it is noted that there was a reduction of 7 million € (-7.4%) in the costs of various services provided by third parties, mainly due to savings being made in the information sector.

Finally, of particular significance are the expenses of the world-wide advertising campaign sustained by the Pioneer Group.

MISCELLANEOUS COSTS AND EXPENSES (AMOUNTS IN MILLIONS OF €)	**30.06.2001**	**30.06.2000 restated**	**change amount**	**change %**	**% change at parity of structure**
Fees to external consultants	83	59	+ 24	+40.7%	+22.0%
Advertising	80	50	+ 30	+60.0%	+2.0%
Insurance	14	12	+ 2	+16.7%	+8.3%
Surveillance of sites and escort of securities	38	34	+ 4	+11.8%	+11.8%
Various services provided by third parties	87	94	- 7	-7.4%	-7.4%
Property-related expenses	153	136	+ 17	+12.5%	+7.4%
lease payments	*91*	*72*	*+ 19*	*+26.4%*	*+16.7%*
maintenance and cleaning	*34*	*34*	-		
energy consumption	*28*	*30*	*- 2*	*-6.7%*	*-6.7%*
Maintenance and leasing for furniture, machines, and equipment	47	37	+ 10	+27.0%	+16.2%
Postal, telephone, printing, and other office costs	123	106	+ 17	+16.0%	+1.9%
Rentals and other travel expenses	46	30	+ 16	+53.3%	+40.0%
Credit information and searches	12	8	+ 4	+50.0%	+50.0%
Other expenses	79	80	- 1	-1.3%	-3.8%
Total miscellaneous costs and expenses	**762**	**646**	**+ 116**	**+18.0%**	**+6.7%**

Net Income

For the purposes of clarity in the following tables the sections from the operating profit to the net income for the Group in comparison with the prevoius year have been re-classified.

BREAKDOWN OF NET INCOME (AMOUNTS IN MILLIONS OF €)	**30.06.2001**	**30.06.2000 restated**	**change profit and loss**	**%**	**31.12.2000**
Operating profit	2,345	2,413	- 68	-2.8%	4,566
Balance of extra-ordinary income and charges	94	108	- 14	-13.0%	100
Total available	**2,439**	**2,521**	**- 82**	**-3.2%**	**4,666**
Value adjustments for goodwill	-131	-40	- 91	+227.5%	-115
Provisions, write-downs, and write-backs	-557	-494	- 63	+12.8%	-1,266
Provisions for risks and charges	*-139*	*-127*	*- 12*	*+9.4%*	*-330*
Net write-downs of loans and provisions for guarantees and commitments	*-392*	*-353*	*- 39*	*+11.0%*	*-838*
Provisions for credit risk reserves	*-14*	*-23*	*+ 9*	*-39.1%*	*-65*
Net write-downs of financial fixed assets	*-12*	*9*	*- 21*	*-233.3%*	*-33*
Change in the reserve for general banking risks	7	5	+ 2	+40.0%	8
Income before tax	**1,758**	**1,992**	**- 234**	**-11.7%**	**3,293**
of which: profit before extraordinary items and tax	***1,657***	***1,879***	***- 222***	***-11.8%***	***3,185***
Income tax for the period	-720	-827	+ 107	-12.9%	-1,435
Profit for the period	**1,038**	**1,165**	**- 127**	**-10.9%**	**1,858**
Minority interests	-235	-247	+ 12	-4.9%	-463
Group portion of net income	**803**	**918**	**- 115**	**-12.5%**	**1,395**

Extraordinary items

The contribution of the extraordinary component fell by 13% from 108 to 94 million € (the reduction of 14 million is made up of 10 million in lost revenue and 4 million in increased expenses). It is noted in particular that the balance of profits and losses to be made is equal to 55 million € (28 of which are from sales of equity investment) against the 14 million of the first half of 2000 (8 million on equity investments).

Value adjustments for goodwill

Value adjustments for goodwill and consolidation differences are equal to 131 million € (40 million in the first half of the previous year) and are made up of 35 million for the Pekao Group, 75 million for the Pioneer Group, and a total of 12 million € for other acquisitions completed in the last half of 2000.

Provisions for risks and charges

Provisions for risks and charges, overall equal to 139 million € (127 million in the first half of 2000) include, as well as 49 million against any annulment of tax savings created during the half year period through Legislative Decree 153/99, appropriation for any future charges on equity investments of about 23 million and other provisions of 57 million €.

Write-downs of loans and financial fixed assets

Net write-downs of loans and provisions for guarantees and commitments, at 392 million against 353 million for the first half of 2000, consist of 714 million in write-downs and 322 million in write-backs (including 198 million in write-backs on collections made during the period). Moreover provisions to contingent credit risk reserves only were 14 million (23 million in the first half of 2000).

Adjustments to the value of financial fixed assets, net of write-backs, are however equal to 12 million, against a write-back of 9 million, net of write-downs, made during the first part of the previous year.

Income before tax and income before extraordinary items

Income before tax, including a change of 7 million in the reserve for general banking risks, stands at 1,758 million €, down 11.7%, as for the corresponding amount before extraordinary items (equal to 1,657 million €; -11.8%).

Income tax

Income tax falls to 720 million € (-12.9%), more or less in line with income before tax and, as in the first half of the previous year, is a positive result of the benefits deriving from the regulations referred to in Legislative Decree no. 153 of 17 May 1999. These benefits are neutralised within the provision made to the risks and charges reserve.

Profit for the period

The profit for the period therefore comes to 1,038 million €, 10.9% lower than in the first half of 2000. The third party share of these profits falls rather less (-4.9%) thanks to the relatively improved results of the companies that make up most of this item (Pekao Group, Rolo, and Credit Carimonte). The Group portion of net income therefore stands at 803 million €, against 918 million in the "restated" first half of 2000 (as mentioned elsewhere in the report, the latter is 42 million € less than the actual value, following the redistribution of the periods relating to the provision for risks and charges reserve according to Legislative Decree 153/99 made at the end of 2000).

Net income per Division

By analysing the composition of the net income per Division and its trends, the contribution of the individual Divisions can be seen which shows a growth, in some cases quite pronounced, of 13% overall over the first half of 2000. The fall at consolidated level is however partly explained by the new initiatives, which recorded an increase of 22 million € in losses for the period, above all by the Corporate Centre whose net income (including the consolidation adjustments being separate from those on dividends) goes from -81 to -349 million €.

NET INCOME PER DIVISION (AMOUNTS IN MILLIONS OF €)	**30.06.2001**	**30.06.2000 restated**	**change amount**	**%**	**31.12.2000**
Italian Banking Division	1,045	976	+ 69	+7.1%	1,727
Wholesale Banking Division	211	186	+ 25	+13.4%	290
Foreign Banks and New Growth Division	157	88	+ 69	+78.4%	268
New initiatives[1]	-26	-4	- 22	..	-28
Corporate Centre[2]	-349	-81	- 268		-399
COMBINED TOTAL	**1,038**	**1,165**	**- 127**	**-10.9%**	**1,858**
of which: minority interests					
- Italian Banking Division	*167*	*176*	*- 9*	*-5.1%*	*299*
- Wholesale Banking Division	*15*	*14*	*+ 1*	*+10.0%*	*21*
- Foreign Banks and New Growth Division	*68*	*43*	*+ 25*	*+58.1%*	*100*
- New initiatives (1)	-	-	-	-	-
- Corporate Centre (2)	*-15*	*14*	*- 29*		*43*
COMBINED TOTAL	**235**	**247**	**- 12**	**-4.9%**	**463**
of which: Group portion					
- Italian Banking Division	*878*	*800*	*+ 78*	*+9.8%*	*1,428*
- Wholesale Banking Division	*196*	*172*	*+ 24*	*+13.7%*	*269*
- Foreign Banks and New Growth Division	*89*	*45*	*+ 44*	*+97.8%*	*168*
- New initiatives (1)	*-26*	*-4*	*- 22*	..	*-28*
- Corporate Centre (2)	*-334*	*-95*	*- 239*	..	*-442*
COMBINED TOTAL	**803**	**918**	**- 115**	**-12.5%**	**1,395**

1. Xelion and Clarima.
2. *Including eliminations and other consolidation adjustments.*

For an analysis of the trends in the results of the individual Divisions reference should be made to the comments in the relative chapters. With regard to the Corporate Centre, more than half (150 million €) of the reduction in profit (270 million €) is due to the consolidation adjustments (in particular those to goodwill) and the remainder (120 million €) to the Parent Company result. Underlying these trends and against a background of significant acquisitions carried out in the two periods under comparison, there is on the one hand the increased burden of the asset structure of the Parent Company, and on the other the increase in the goodwill amortisation, by convention attributed to the Corporate Centre itself. Compared with the first half of 2000 an increase was also recorded on costs sustained by the management and targeting activities of the Group and the Divisions, and other events of a more extraordinary nature (write-downs of financial fixed assets and provisions for risks and charges reserve). The effect of these factors, mainly of a structural nature, is reflected in a lowering in the level of the net profit of the Corporate Centre. This level is clearly influenced by the procedures currently used to determine the results per Division.

Net income reconciliation

Finally, the reconciliation between the net income of the Parent Company and the consolidated value is set out.

(AMOUNTS IN MILLIONS OF €)	**1st half of 2001**		**1st half of 2000**	
Profit of the Parent Company for the period		-22		438
Adjustments to bring dividend reporting principles into line		558		95
Restated Parent Company profit for the period		**536**		**533**
Profit (loss) for the period of the other fully consolidated companies		**1,644**		**1,528**
Credito Italiano	316		301	
Rolo Banca 1473	295		304	
Cariverona	202		180	
Banca CRT	180		121	
Bank Pekao Group (Consolidated financial statements)	135		86	
UBM *	76		118	
Pioneer Inv.Manag. Ltd (formerly Europlus Research e Management)	69		67	
TradingLab **	54			
Cassamarca	28		26	
Pioner Inv. Manag. S.A. (formerly Europlus Asset Management)	25		13	
Rolo Pioneer Luxembourg (formerly RIAM)	22		11	
Locat	17		17	
Caritro	17		12	
Mediovenezie	16		17	
Bulbank **	15			
Xelion	-23		-4	
others	200		259	
Total profits from Group companies		**2,180**		**2,061**
Profit (loss) from equity investments valued at shareholders' equity		**20**		**9**
Reversal of dividends:		**-1,045**		**-878**
- of the Parent Company	-743		-621	
- of other companies of the Group	-302		-257	
Amortisation of positive consolidation differences		**-50**		**-32**
Other consolidation adjustments		**-67**		**47**
Net income for the year attributable to minority interests		**-235**		**-247**
Adjustment for the restatement of first half of 2000				-42
Group portion of net income		**803**		**918**

* In the first half of 2000 included TradingLab ** Company not consolidated in first half of 2000.

Profit and Loss Account and Balance Sheet Aggregates

Group structure

To fully assess the growth of the UniCredito Italiano Group it is necessary to go back at least six years. It was in fact the acquisition in 1995 of control of the Credito Romagnolo Group which led to the first structural step in the building of the Group. Subsequent extensions of significant size were however recorded in 1998, the year in which integration with the UniCredito Group was achieved, and in 1999 with the acquisition of the Pekao Group. In the course of 2000 the structure of the Group was changed by various acquisitions, of a more modest size, that overall represented about 6% of the total assets.

The development of the actual results of the Group at the respective dates is set out below.

Consolidated Profit and Loss Account

(AMOUNTS IN MILLONS OF €)	2001 1st half	2000	1999	1998	1997	1996	1995	1994
Net interest income	2,517	4,747	4,046	3,599	2,283	2,216	2,334	1,414
Revenues from services and other sources	2,431	4,571	3,565	2,700	1,303	1,082	855	290
of which: net commission income	*1,621*	*3,339*	*2,671*	*2,026*	*942*	*677*	*562*	*385*
Total revenues	**4,948**	**9,318**	**7,611**	**6,299**	**3,586**	**3,298**	**3,189**	**1,704**
Operating expenses	-2,603	-4,752	-4,146	-3,493	-2,381	-2,331	-2,336	-1,457
of which: payroll costs	*-1,517*	*-2,773*	*-2,445*	*-2,102*	*-1,457*	*-1,455*	*-1,430*	*-901*
Operating profit	**2,345**	**4,566**	**3,465**	**2,806**	**1,205**	**967**	**853**	**247**
Value adjustments for goodwill	-131	-115	-39	-804	-55	-58	-72	
Provisions, write-downs, and write-backs	-557	-1,266	-1,155	-723	-430	-484	-539	-190
Profit before extraordinary items and tax	**1,657**	**3,185**	**2,271**	**1,279**	**720**	**425**	**242**	**57**
Extraordinary income (charge)	94	100	585	323	105	159	73	25
Income tax for the period	-720	-1,435	-1,207	-1,065	-399	-308	-167	-48
Change in Asset Reserves	7	8	-9	-28		-1	-2	-3
Profit for the period	**1,038**	**1,858**	**1,640**	**509**	**426**	**275**	**146**	**31**
Minority interests	-235	-463	-353	-307	-178	-129	-45	3
Group portion of net income	**803**	**1,395**	**1,287**	**202**	**248**	**146**	**101**	**34**

The Group's earnings trend over the entire period was affected, as to timing, by the following:

- the accelerated amortisation in 1998 of the residual positive consolidation difference relating to the acquisition of the Gruppo Credito Romagnolo (€ 780 million);
- the provision of € 113 million made in 2000 to cover possible cancellation of tax relief enjoyed under the 'Ciampi Law' in respect of the 1998 and 1999 financial years.

Please see page 90 for an analysis of the effect of the above on the profit figure.

Consolidated Balance Sheet

Assets

(AMOUNTS IN MILLIONS OF €)	June-01	Dec-00	Dec-99	Dec-98	Dec-97	Dec-96	Dec-95	Dec-94
Cash and deposits with central banks and post offices	930	1,215	1,136	591	374	352	324	161
Loans:								
Loans to customers	119,541	115,157	101,577	84,481	47,595	42,372	38,655	23,236
Loans to banks	24,852	24,904	20,007	22,626	21,154	21,616	21,292	22,952
Trading securities	17,414	18,168	14,436	14,237	4,326	9,865	10,707	8,343
Fixed assets:								
Investment securities	16,693	15,017	14,953	11,171	7,449	6,518	3,941	3,000
Equity investments	1,539	1,565	1,089	1,435	1,059	708	813	668
Own shares or quotas	6							
Tangible/intangible fixed assets	4,817	4,620	2,909	2,304	1,528	1,446	1,534	813
Positive consolidation and net equity method differences	853	894	513	-	795	845	893	19
Other asset items	20,167	21,115	12,307	9,770	7,115	6,693	5,989	3,672
Total assets	**206,812**	**202,655**	**168,927**	**146,615**	**91,395**	**90,415**	**84,148**	**62,864**

Liabilities

	June-01	Dec-00	Dec-99	Dec-98	Dec-97	Dec-96	Dec-95	Dec-94
Deposits:								
Due to customers	86,175	83,103	72,958	54,522	35,902	33,585	33,139	17,923
Securities in issue	34,459	34,903	34,113	36,032	19,712	19,474	15,110	8,152
Due to banks	43,012	41,167	35,736	33,168	19,914	22,195	23,310	28,316
Specific reserves	4,040	4,043	3,371	2,867	1,560	1,546	1,362	544
Other items in liabilities	21,637	23,434	11,654	10,507	7,508	7,910	5,801	3,791
Credit risk reserves	118	131	152	142	40	88	83	69
Subordinated debt	5,736	4,594	1,371	1,269	1,525	1,291	1,206	1,028
Negative consolidation and net equity method differences	44	41	29	161	12	12	12	-
Minority interests	2,752	2,595	1,835	1,848	1,276	1,095	989	97
Shareholders' equity:								
- Share capital, reserves, retained earnings and reserve for general banking risks	8,036	7,249	6,421	5,897	3,698	3,073	3,035	2,910
- Profit for the period	803	1,395	1,287	202	248	146	101	34
Total liabilities	**206,812**	**202,655**	**168,927**	**146,615**	**91,395**	**90,415**	**84,148**	**62,864**

Profitability Ratios

To enable better comparison of the historical ROE and EPS measures, net profit figures have been adjusted as below to account for the effect of main elements of discontinuity (please see note on page 88).

ADJUSTMENTS TO NET INCOME (AMOUNTS IN MILLIONS OF €)	**2001 1st half**	**2000**	**1999**	**1998**	**1997**	**1996**	**1995**	**1994**
Group portion of net income	**803**	**1,395**	**1,287**	**202**	**248**	**146**	**101**	**34**
Re-allocation of adjustments on positive consolidation differences of the Credito Romagnolo Group	-	-	-	+ 780	+ 46	+ 46	+ 46	-
Redistribution of Ciampi Law provisions	-	+ 113	- 80	- 33	-	-	-	-
Comparable net income	**803**	**1,508**	**1,207**	**949**	**294**	**192**	**147**	**34**

ROE

In this first part of the year, ROE holds a level over 20%, compared with the average of 18.5% recorded over the previous three years, and with the 5.4% for the period 1994-1997.

ROE - RETURN ON EQUITY (AMOUNTS IN MILLIONS OF €)	**2001 1st half**	**2000**	**1999**	**1998**	**1997**	**1996**	**1995**	**1994**
Comparable net income	803	1,508	1,207	949	294	192	147	34
End of period shareholders' equity	8,036	7,249	6,421	5,897	3,698	3,073	3,035	2,910
Effective shareholders' equity[1]	8,036	7,249	6,421	5,897	3,220	3,073	3,035	2,476
ROE	**20.0%**	**20.8%**	**18.8%**	**16.1%**	**9.1%**	**6.2%**	**4.8%**	**1.4%**

1. Taking account of the start of any capital increase payments for the period.

ROE


30
25
20
15
10
5
0
1994
1995
1996
1997
1998
1999
2000
2001
1st half

Operating profit

An important measurement of the operational profitability is however given by the ratio of operating profit to total assets. This indicator also recorded uninterrupted growth over the period under consideration up to 2.27% of the first half of 2001.

OPERATING PROFIT OVER TOTAL ASSETS (AMOUNTS IN MILLIONS OF €)	**2001 1st half**	**2000**	**1999**	**1998**	**1997**	**1996**	**1995**	**1994**
Operating profit	2,345	4,566	3,465	2,806	1,205	967	853	247
Total assets	**206,812**	**202,655**	**168,927**	**146,615**	**91,395**	**90,415**	**84,148**	**62,864**
Operating profit as % of assets	2.27%	2.25%	2.05%	1.91%	1.32%	1.07%	1.01%	0.39%
ROA:								
Total revenues	**4.948**	**9.318**	**7.611**	**6.299**	**3.586**	**3.298**	**3.189**	**1.704**
as % of total assets	4,79%	4,60%	4,51%	4,30%	3,92%	3,65%	3,79%	2,71%
Operating expenses	**2.603**	**4.752**	**4.146**	**3.493**	**2.381**	**2.331**	**2.336**	**1.457**
as % of total assets	2,52%	2,34%	2,45%	2,38%	2,61%	2,58%	2,78%	2,32%
Cost/income ratio	**52,6%**	**51,0%**	**54,5%**	**55,5%**	**66,4%**	**70,7%**	**73,3%**	**85,5%**

By analysing the components of this ratio it can be seen that the progression recorded over the period is the result of an increase in total revenues, as a proportion of total assets, against the background of a considerable cost stability.

OPERATING PROFIT AGAINST ASSETS



6
5
4
3
2
1
0
1994
1995
1996
1997
1998
1999
2000
2001 1st half
total revenues
operating expenses

Cost/income ratio

The trend of these components is reflected, from another point of view, in a significant improvement in the cost/income ratio that stands at around 55% over the two year period 1998-1999, against an average of about 70% for the previous three years, and which falls to 51% in the year 2000 and stands at 52.6% for this first part year.

COST/INCOME RATIO


100
80
60
40
20
0
85.5%
73.3%
70.7%
1994
1995
1996
1997
1998
1999
2000
2001
1st half

Stock Market Quotations and Earnings Ratios

Share trading trend

In the course of the first half of 2001 Stock Market trading of UniCredit shares reached a total volume of deals equal to 43.2% of the ordinary shares (in circulation as at 30 June 2001) and 25.6% of the savings shares.

OFFICIAL ORDINARY SHARE PRICE

Year		high	low	average	end of year
1994	€	1.436	0.799	1.129	0.865
1995	€	1.114	0.803	0.962	0.955
1996	€	1.045	0.798	0.918	0.867
1997	€	2.856	0.845	1.706	2.836
1998	€	5.395	2.899	4.360	5.065
1999	€	5.787	3.845	4.606	4.924
2000	€	6.115	3.586	4.976	5.572
1st half 2001	€	5.865	4.684	5.300	5.071

UniCredito Italiano - Quotation 2001



7.000
6.000
5.000
4.000
3.000
2.000
1.000
0
60,000,000
50,000,000
40,000,000
30,000,000
20,000,000
10,000,000
0
g
f
m
a
m
g
Ordinary
Savings
Mibtel 10.000
Q. Ordinary traded

Price / Book value

Shareholders' equity divided by the number of shares in circulation is 1.76 euro compared with 1.72 euro at the end of 2000. On the basis of the end of year quotations the price/book value is equal to 2.89, against the average of 3.43 of the previous three years.

	June-01	Dec-00	Dec-99	Dec-98	Dec-97	Dec-96	Dec-95	Dec-94
Price of security	5.071	5.572	4.924	5.065	2.836	0.867	0.955	0.865
Shareholders' equity per share	1.76	1.72	1.55	1.30	1.37	1.44	1.40	1.33
Price/book value	2.89	3.24	3.18	3.89	2.07	0.60	0.68	0.65

EPS (earnings per share) and P/E

The earnings per share for the first half of 2001 is equal, on a year-on-year basis, to 0.32 euro, against the 0.30 euro of the previous year and 0.25 euro for the average of the three year period 1998-2000.

The price/earnings ratio, on the basis of the price at the end of the half year, is equal to 16.

	2001 1st half	2000	1999	1998	1997	1996	1995	1994
Comparable net income (millions €)	803	1.508	1.207	949	294	192	147	34
Earnings per share	**0.32**	**0.30**	**0.24**	**0.19**	**0.10**	**0.09**	**0.07**	**0.02**

Number of shares with dividend entitlement, even if issued after the end of the period:

	2001 1st half	2000	1999	1998	1997	1996	1995	1994
No. of shares (in thousands)	5,033,956	5,024,206	5,014,248	4,879,006	2,879,911	2,245,182	2,241,928	2,218,315
of which: savings shares	*21,707*	*21,707*	*21,707*	*21,707*	*21,707*	*21,707*	*21,707*	*21,707*

EARNINGS PER SHARE



0.40
0.30
0.20
0.10
0
1994
1995
1996
1997
1998
1999
2000
2001
1st half

P/E - price earnings ratio

	2001 1st half	2000	1999	1998	1997	1996	1995	1994
Price per security	5.071	5.572	4.924	5.065	2.836	0.867	0.955	0.865
Earnings per share	0.32	0.30	0.24	0.19	0.10	0.09	0.07	0.02
P/E	**16**	**19**	**20**	**26**	**28**	**10**	**15**	**56**

Payout ratio

In the past six years, with the exception of 1998 (due to the advance amortisation of the residual positive consolidation difference of the Credito Romagnolo Group), the payout stayed within the range of 40 to 50% of the income of the Group.

(AMOUNTS IN MILLIONS OF €)	2000	1999	1998	1997	1996	1995	1994
Profit for the period	1,395	1,287	202	248	146	101	34
Dividends	649	648	290	119	70	41	41
Payout ratio	46.5%	50.3%	n.a.	48.0%	47.8%	40.3%	n.a.

Dividend yield

The dividend distributed guaranteed a yield, as a ratio of the end of year price, equal to 2.2% per ordinary share and 3.41% per savings share on average throughout the period 1994-2000; over the same period the value of the company shares increased by a factor of about 6.4 for the ordinary shares and by about 5.2 for the savings shares.

	2000	1999	1998	1997	1996	1995	1994
Ordinary share							
Dividend per share	0.13	0.13	0.06	0.04	0.03	0.02	0.02
Price per security	5.572	4.924	5.065	2.836	0.867	0.955	0.865
Dividend/Price	2.32%	2.62%	1.17%	1.46%	3.58%	1.89%	2.09%
Savings share							
Dividend per share	0.14	0.14	0.07	0.05	0.04	0.03	0.03
Price per security	4.442	3.290	3.675	2.320	0.723	0.793	0.855
Dividend/Price	3.08%	4.16%	1.83%	2.11%	5.36%	3.26%	3.02%

DIVIDEND YIELD



6
5
4
3
2
1
0
1994
1995
1996
1997
1998
1999
2000
Ordinary share
Saving share

Shares and Shareholders

Following the share capital increase carried out during the year and the revaluation in euro, the share capital of the Bank amounts to 2,516,977,903 euro divided into 5,033,955,806 shares of 0.50 euro each, of which 5,012,249,254 are ordinary shares and 21,706,552 are savings shares.

As at 30 June 2001, on the basis of the entries in the Shareholders' Register:

- there are about 220,000 shareholders;
- about 70% of the share capital in held in Italy with the remaining 30% being held by foreign shareholders;
- institutional investors hold overall more that 45% of the ordinary stock.

Again at this date, the main shareholders are as follows:

Shareholder	% held [1]
1. Fondazione Cassa di Risparmio Verona, Vicenza, Belluno e Ancona	16.573%
2. Fondazione Cassa di Risparmio di Torino	14.064%
3. Riunione Adriatica di Sicurtà S.p.A.	4.908%
4. Fondazione Cassamarca	2.808%
5. SPAFID S.p.A.	2.297%

1. Of ordinary share capital. Remember that the Company Statute limits voting rights to 5% of share capital.

Our rating

The valuations made by the main international ratings agencies with respect to UniCredito Italiano are summarised in the following table:

AGENCIES	Short-term debt	Medium-long term debt	Outlook
FITCH IBCA Ltd.	F1+	AA-	STABLE
Moody's Investor Service	P-1	Aa3	STABLE
Standard & Poor's	A-1	A+	POSITIVE

The Arrival of the Euro

From the end of last year, both the Parent Company and the Banks and Subsidiary Companies started the second phase of the "Euro Project" which, as is well known, provides for the final introduction of the new currency as from 1 January 2002.

All the business and operational areas of the Bank have carried out an in-depth analysis of the impact of the euro, which intends to show the needs to be met and to arrange for the necessary provisions.

In particular, in the first half of the current period:

- all the necessary operations on the ATM Bancomat equipment have been programmed, to enable euro banknotes to be provided from the start of 2002;
- the main problem areas connected with the storage, transport, and distribution of the new euro coins and banknotes and the withdrawal of the "Lira" have been analysed;
- the requirement for the euro banknotes and coins to be ordered from the Bank of Italy to ensure all the branches have an adequate supply as well as meeting the needs of the Large Distributors and the remaining customers has been estimated;
- suitable "Euro windows" have been created on the internet sites of all the Group's Banks, to make sure that there is an adequate information support for families and companies;
- special "Euro guides" have been made available to "family", "company", and "small business" customers, setting out the main impact of the new currency on the operation of the bank;
- the share capital of the bank has been converted into euro;
- training operations aimed at all the employees have been planned. Particular attention will be paid to the training of the personnel involved in the handling of the new banknotes and coins;
- activities to update the Group's Data System have been started, and in some cases already completed;
- at various companies in the Group staff salaries have for some time been paid in euro. Also a large proportion of the current accounts of the personnel have already been converted into the new currency.

Significant post Balance Sheet events and outlook

Equity investments

It is noted that at the end of July UniCredit sold the Veneto Banca Group a controlling share (60%) in Banca Bergamo which in the meantime has reduced its share capital, being considered excessive, to 26 million €. The remaining stock held (30.34%) will be sold within the current year to the present minority shareholders of the bank. The complete redemption of the Banca Bergamo will involve total receipts of 96 million €, 68 of which being repayment of capital.

Moreover at the end of July the Cariverona, CRT, and Cassamarca Foundations made known their holdings in the Consortium, equal to 15.25% of the share capital in total, with a total charge of 112 million €.

At a meeting on 3 August, the UniCredito Italiano Board of Directors authorised the underwriting of a 10% share in a Newco intended to hold 29% of the share capital of Olivetti Spa. The initiative will involve an investment of 530 million €.

Finally it is noted that in the month of August UniCredit joined in the bid attempt launched by Italenergia on Montedison by conferring the shares held in this company, with receipts of 50 million € and a capital gain of about 23 million.

Outlook for the Banking System

The weakest economic trend would have to join in finally slowing down the rate of growth of loans in the course of the coming months. In particular, the increasing rates of short term loans (that reflects the demand for borrowing from the non-finance companies) are expected to turn and align themselves with those of a longer duration. With regard to direct deposits, the tendency that has emerged in the past few months is expected to continue: the confirmation of the interest of savers in the bond market and a slight recovery of current account deposits, above all as a result of the volatility of the financial markets that has made families more concerned about risk.

Bank rates will also continue the gentle downward trend in the coming months, at the same time as the fall in policy rates in the euro zone. The system's "scissors" could be at lower levels than those half way through the year.

Business outlook

This scenario, that should be characterised by a volatile and downward trend in the financial markets, is not out of line with the expectations already in place at the end of the first quarter. It involves unfavourable consequences for credit and finance brokers in terms of company profitability and business development.

As often pointed out on other occasions, the Group however can take advantage of the diversification of its portfolio of activities and its geographical diversity to reach and maintain the ambitious profitability levels that have been set.

The positive results of the past half year confirm the capacity of the Group to obtain excellent results even against unfavourable backgrounds. This trend should be confirmed over the rest of the year, save for events of an unpredictable and exceptional nature.

In particular the net interest income will continue to provide a positive contribution to the growth in revenues, although against the background of a slowdown compared to the rising trends seen in the past half year, because of a "comparison effect" with the same six months of the previous year in terms of the spread of rates (on the Italian market) and the contraction on that in Poland.

Revenues from services, affected directly by the negative economic trends in the financial markets, against which the Group has pitched its capacity for product innovation, could improve the rates of change over the previous year, compared with those declared for the past year that has just concluded.

The action to control "current" Operating Expenses will keep the Cost/Income ratio to well contained values, although fractionally above those for the period concerned.

In conclusion it is considered that the budget objectives, already very ambitious within a decidedly more favourable economic context than the present one, can be achieved overall.

Milan, 11 September 2001 THE BOARD OF DIRECTORS

THE CHAIRMAN
CESARINI

THE MANAGING DIRECTOR
PROFUMO

Accounts

Structure of the Consolidated Interim Report

Report on operations

Contents

Structure of the Consolidated Interim Report

The interim report on operations has been drawn up pursuant to CONSOB regulation no. 11971 dated 14 May 1999, as amended by Resolution no. 12475 dated 6 April 2000, and pursuant to the provisions of Legislative Decree no. 87 dated 27 January 1992, enacting EEC Directive 86/635, and the instructions issued by the Bank of Italy in Directive no. 100 dated 15 July 1992, as amended.

Contents

As well as the above-mentioned report on operations and which, with the accounts (balance sheet and profit and loss account), forms **Part A "Information on Operations"**, the consolidated interim report contains the following:

Part B - Accounting Principles
Part C - Notes to the Consolidated Balance Sheet
Part D - Notes to the Consolidated Profit and Loss Account
Part E - Other information on the Consolidated Accounts
Part F - Scope of consolidation
Annexes
Accounts stated in Lira

Form

Following the conversion of the Parent Company's share capital into euro, reported in greater detail elsewhere, it has been decided, pursuant to article 16, paragraph 3 of Legislative Decree 213/98, to use the euro as the currency for drawing up the mandatory accounting documents for consultation outside the company.

Thus it should be noted that, except where otherwise indicated, the values in the balance sheet and profit and loss account and the explanatory tables, are given in thousands of euro.

To facilitate comparison between the data at 30 June 2001 and the results for the preceding periods, the past values, previously published in millions of Lit., have been converted into thousands of euro at the official Lira to euro exchange rate (1,936.27 Lira per euro).

Comparison with the corresponding preceding period following amendments to the scope of consolidation

As a result of changes to the investment structure of UniCredito Italiano Spa and Rolo 1473 Spa, figures in the consolidated interim report as at 30 June 2001 show a different scope of consolidation during the same period in the 2000 financial period.

The most notable variations are the result of the inclusion of:

Cassa di Risparmio di Carpi
The former Cassa di Risparmio dell'Umbria group (consisting of Banca dell'Umbria 1462 Spa, Mediocredito dell'Umbria Spa and Grifofactor Spa)
Bulbank A.D.
Pol'nobanka A.S.
Splitska Banka D.D.

Balance sheet and profit and loss figures for June 2000 have therefore been accordingly restated, in line with the altered scope of consolidation, such as to make them comparable with those of the 2000 financial year and of June 2001, thereby ensuring realistic comparison.

This reclassification is required by the provisions of the Bank of Italy, which in application of the provisions in article 6, paragraph 2 of Legislative Decree 87/92, state that the figures for the preceding period must be adapted if they are unsuitable for comparison.

In restating the balance sheet and profit and loss account to take account of the above variations in the scope of consolidation however, previously published figures relating to the Group's net profit and consolidated net assets have not been amended.

In addition, it should be noted that, owing to the objective difficulty of converting the data by Bulbank, Pol'nobanka and Splitska Banka when restating the accounts at 30 June 2000 in time, it was thought appropriate, in the interests of clarity and meaning, to make an estimate based on the balance sheet and profit and loss account as at 31 December 2000. In particular, the profit and loss account figures at 31 December 2000 have been equally distributed across the quarterly periods, except where significant extraordinary factors existed which were attributable to the respective period.

That said, the most significant changes in shareholders' equity resulting from the amended scope of consolidation at 30 June 2000 are reported here in respect of the company:

COMPANY (VALUES SHOWN IN MILLIONS OF €)	**Total assets**	**Loans to customers**	**Due to customers and securities in issue**	**Operating Profit**
(increase):				
Cassa di Risparmio di Carpi	897.2	586.2	645.4	9.3
Former Cassa di Risparmio dell'Umbria group	3,976.9	2,837.7	2,654.4	15.6
Bulbank A.D.	1,332.9	142.8	865.2	18,2
Pol'nobanka A.S.	696.6	242.1	530.5	1,5
Splitska Banka	1,056.9	486.9	833.3	12,8
a) Total increase	**7,960.5**	**4,295.7**	**5,528.8**	**57,4**
Other write-downs and adjustments	-	-	-	-
Total variation in scope of consolidation	**7,960.5**	**4,295.7**	**5,528.8**	**57,4**

It should be noted that the restatement of balance sheet and profit and loss accounts for the purposes of comparison, for which you are referred to specific tables, has not been audited.

Corporate transactions

Please note that on 20 April 2001 the partial proportional split-off of Credito Fondiario e Industriale – FONSPA in favour of UniCredito Italiano and Banca Commerciale Italiana became legally effective, with the effect of increasing the face value of UniCredito Italiano's capital by Lit. 4,875,000,000.

As a result of the split-off, some of Fonspa's assets and liabilities items have been transferred to UniCredito Italiano, including a stake in Selezione Terza Srl and a holding in Immobiliare Lombarda Spa.

Thus, in application of the resolution of the Extraordinary Meeting of 5 May, the Parent Company effected the conversion of the company capital into euro by applying the official conversion rate subject to a simultaneous increase in capital of Lit. 2,356,570,901,242, using the available reserves recorded in the balance sheet, thereby taking the face value of converted shares to 0.5 euro.

On completion of these operations, the share capital of the Parent Company UniCredito Italiano Spa was a total of Lit.2,516,977,903, consisting of 5,033,955,806 shares with a face value of 0.5 euro each, including:

- 5,012,249,254 ordinary shares;
- 21,706,552 savings shares;

Legislative Decree no. 153, dated 17 May 1999

As in the 1998, 1999 and 2000 financial periods, the income tax for the year has been calculated by taking into account the aforementioned rate-reduction regulation insofar as it has been incorporated into Italian law, and applying tax at 12.5% of the reserves set aside every year in accordance with that regulation.

However, the European Commission, recognising "the possibility that the measures in question include State aid", has set out a formal inquiry procedure. Should the outcome of this enquiry be unfavourable to us, European regulations provide for its recovery accordingly.

Hence, faced with the risk of loss from the 2000 financial period onwards, on the instructions of the Parent Company, the Group companies which took advantage of the tax break prudently provided to set aside a total of 224 million euro to the reserve for risks and charges, a sum equivalent to the fiscal benefits

enjoyed over that and the preceding periods (see details given in the notes to the consolidated accounts of 2000), thus reducing consolidated net profit for the 2000 financial year.

That said, to facilitate comparison between years, the sum of 98 million euro recorded in 2000 has been re-allocated on a quarterly basis, and the sum of 126 million euro relating to previous financial periods has been re-recorded under extraordinary items for the fourth quarter.

In addition, for the first half-year, fiscal benefits obtainable in the period during which the regulation was applied have been wiped off by means of a provision for an equal amount (48.5 million euro) to the reserve for risks and charges.

Deferred taxes

Fiscal credits and debits have been recognised where they arise from various criteria governing the calculation of net income for the period as against those imposed under tax regulations on calculating income subject to tax, only where they consist of temporary disparities.

Operations involving advance taxes have been recorded in the balance sheet where it is reasonably certain they will be recovered, but are subject to verification in respect of the size of the expected taxable income.

Liabilities for deferred tax have been recorded in the balance sheet, except where it is unlikely that they will be incurred.

In accordance with instructions from the Parent Company, all the companies have completed the necessary registrations depending on their specific current and future fiscal status.

Information on the Parent Company

Insofar as concerns the Parent Company, it is finally noted that the following is provided:
- Balance sheet and profit and loss accounts (in thousands of euro);
- Changes to company's capital and reserves (in thousands of euro);
- Balance sheet and profit and loss accounts (in millions of Lit.);
- Powers delegated to directors.

Accounts

Structure of the Consolidated Interim Report

Report on operations

ACCOUNTS

Profit and Loss Account

RESTATED ACCOUNTS AS AT 30 JUNE 2000

Balance sheet

Profit and Loss Account

Consolidated Balance Sheet

Assets

(CONSOLIDATED AMOUNTS IN THOUSANDS OF €)

	BALANCE AT 30.06.2001	31.12.2000	30.06.2000 RESTATED*	30.06.2000
10. Cash and deposits with central banks and post offices	**929,610**	**1,215,342**	**945,352**	**877,467**
20. Treasury notes and similar securities eligible for refinancing with central banks	**3,484,967**	**4,340,674**	**2,950,857**	**2,737,581**
30. Loans to banks:	**24,851,554**	**24,903,721**	**26,007,605**	**24,407,917**
a) on demand	4,338,000	3,087,304	4,184,101	4,022,733
b) other loans	20,513,554	21,816,417	21,823,504	20,385,184
40. Loans to customers	**119,541,148**	**115,156,769**	**107,704,725**	**103,408,983**
including:				
- loans on deposits received in administration	*149,575*	*159,504*	*154,323*	*154,323*
50. Bonds and other debt securities:	**28,861,812**	**27,344,843**	**29,169,450**	**27,980,540**
a) of public issuers	18,087,712	17,814,696	21,193,894	20,594,826
b) of banks	6,691,724	6,694,907	6,105,348	5,667,038
including:				
- own securities	*154,074*	*240,354*	*282,021*	*242,899*
c) of financial institutions	2,073,813	1,288,727	779,544	778,045
including:				
- own securities	-	-	-	-
d) of other issuers	2,008,563	1,546,513	1,090,664	940,631
60. Shares, interests and other equity securities	**1,760,589**	**1,499,560**	**1,538,815**	**1,520,744**
70. Equity investments	**1,381,234**	**1,386,072**	**1,119,721**	**1,085,719**
a) valued at net worth	355,874	307,529	325,852	318,388
b) others	1,025,360	1,078,543	793,869	767,331
80. Investments in Group companies	**157,550**	**179,249**	**103,508**	**102,656**
a) valued at net worth	137,236	122,332	91,116	90,785
b) others	20,314	56,917	12,392	11,871
90. Consolidation differences (gains)	**851,974**	**894,440**	**484,727**	**484,727**
100. Equity differences (gains)	**1,113**	**-**	**43,116**	**43,116**
110. Intangible fixed assets	**1,766,616**	**1,667,819**	**265,600**	**251,927**
including:				
- start-up costs	*5,393*	*11,669*	*2,158*	*2,148*
- goodwill	*1,485,939*	*1,421,296*	*45,041*	*45,041*
120. Tangible fixed assets	**3,050,412**	**2,952,245**	**2,895,927**	**2,707,407**
140. Own shares or quotas	**5,619**	**372**	**1,514**	**1,514**
(face value)	*(4,873)*	*(95)*	*(954)*	*(954)*
150. Other assets	**17,042,962**	**18,447,109**	**14,488,983**	**14,214,517**
160. Accrued income and pre-paid expenses:	**3,125,446**	**2,667,637**	**2,259,632**	**2,194,172**
a) accrued income	2,115,607	1,756,102	1,385,360	1,328,715
b) pre-paid expenses	1,009,839	911,535	874,272	865,457
including:				
- issue discount on securities	*11,701*	*6,189*	*4,958*	*4,716*
Total assets	**206,812,606**	**202,655,852**	**189,979,532**	**182,018,987**

* The restated balance sheet and profit and loss accounts consider the most significant variations in the consolidation area from that of June 2000, and reallocation on a quarterly basis of the provision made at the end of 2000 as a consequence of the application of Legislative Decree 153/99 as previously illustrated in the Structure of the Consolidated Interim Report.

Liabilities

(CONSOLIDATED AMOUNTS IN THOUSANDS OF €)

	BALANCE AT 30.06.2001	31.12.2000	30.06.2000 RESTATED*	30.06.2000
10. Due to banks:	**43,011,617**	**41,167,113**	**38,690,961**	**37,759,608**
a) on demand	7,256,126	8,490,917	10,562,492	10,511,267
b) term or with notice	35,755,491	32,676,196	28,128,469	27,248,341
20. Due to customers	**85,989,253**	**82,888,957**	**80,181,896**	**76,158,560**
a) on demand	55,021,353	54,732,148	54,212,273	51,791,718
b) term or with notice	30,967,900	28,156,809	25,969,623	24,366,842
30. Securities in issue:	**34,458,828**	**34,902,828**	**34,964,771**	**33,459,221**
a) bonds	20,794,728	21,672,183	22,475,568	21,445,304
b) certificates of deposit	12,678,545	11,953,109	11,617,156	11,222,194
c) other securities	985,555	1,277,536	872,047	791,723
40. Deposits received in administration	**186,113**	**214,119**	**187,971**	**187,971**
50. Other liabilities	**18,388,624**	**20,417,056**	**16,568,011**	**16,191,811**
60. Accrued liabilities and deferred income:	**3,248,205**	**3,016,942**	**2,425,285**	**2,335,866**
a) accrued liabilities	2,102,410	1,889,142	1,360,267	1,287,739
b) deferred income	1,145,795	1,127,800	1,065,018	1,048,127
70. Employee severance pay	**920,542**	**905,492**	**896,395**	**861,571**
80. Reserves for risks and charges:	**3,118,951**	**3,137,620**	**2,397,415**	**2,109,055**
a) reserves for retirement and similar obligations	560,113	570,301	606,038	537,559
b) taxation reserves	1,550,783	1,601,889	1,061,026	964,846
c) consolidation reserve for future risks and charges	-	-	-	-
d) other reserves	1,008,055	965,430	730,351	606,650
90. Credit risk reserves	**118,323**	**131,062**	**156,488**	**139,694**
100. Reserve for general banking risks	**55,303**	**59,973**	**57,857**	**57,857**
110. Subordinated debt	**5,736,307**	**4,594,374**	**2,459,272**	**2,459,272**
120. Consolidation differences (losses)	**36,385**	**35,950**	**28,539**	**24,465**
130. Equity differences (losses)	**8,011**	**5,255**	**10,500**	**9,583**
140. Minority interests (+/-)	**+2,752,274**	**+2,595,281**	**+2,859,260**	**+2,127,322**
150. Capital	**2,516,978**	**1,297,393**	**1,294,821**	**1,294,821**
160. Share premiums	**3,117,283**	**3,117,283**	**3,117,283**	**3,117,283**
170. Reserves:	**2,122,863**	**2,294,597**	**2,320,436**	**2,320,436**
a) legal reserve	259,479	256,998	256,998	256,998
b) reserve for own shares	5,619	372	1,514	1,514
c) statutory reserves	531,822	1,098,611	1,098,611	1,098,611
d) other reserves	1,325,943	938,616	963,313	963,313
180. Revaluation reserves	**223,383**	**479,637**	**443,890**	**443,890**
190. Retained earnings (losses)	**228**	**66**	**66**	**66**
200. Net income (loss) for the period	**803,135**	**1,394,854**	**918,415**	**960,635**
Total liabilities	**206,812,606**	**202,655,852**	**189,979,532**	**182,018,987**

Guarantees and Commitments

	30.06.2001	31.12.2000	30.06.2000 RESTATED*	30.06.2000
10. Guarantees given	**14,488,318**	**13,606,002**	**13,317,818**	**12,799,685**
including:				
- acceptances	*41,413*	*148,519*	*125,707*	*121,518*
- other guarantees	*14,446,905*	*13,457,483*	*13,192,111*	*12,678,167*
20. Commitments	**27,909,134**	**21,180,727**	**23,633,141**	**23,324,398**
including:				
- for sales with repurchase obligation	-	*1,066*	-	-

MANAGING DIRECTOR/CEO
PROFUMO

CHIEF ACCOUNTANT
LECCACORVI

110

Consolidated Profit and Loss Accout

(CONSOLIDATED AMOUNTS IN THOUSANDS OF €)	1ST HALF-YEAR 2001	1ST HALF-YEAR 2000 RESTATED*	1ST HALF-YEAR 2000	YEAR 2000
10. Interest income and similar revenues	6,074,127	4,828,505	4,596,212	10,652,779
including:				
- loans to customers	*4,342,288*	*3,396,176*	*3,239,258*	*7,470,081*
- debt securities:	*1,023,363*	*957,965*	*918,322*	*2,064,845*
20. Interest expense and similar charges	3,615,763	2,577,179	2,461,154	5,983,310
including:				
- due to customers	*1,518,943*	*1,048,498*	*994,288*	*2,480,866*
- securities in issue	*769,675*	*658,718*	*626,734*	*1,588,425*
30. Dividends and other revenues:	39,429	41,348	39,751	62,956
a) shares, interests and other equity securities	16,876	22,803	22,613	28,547
b) equity investments	22,553	18,545	17,138	34,409
c) investments in Group companies	-	-	-	-
40. Commission income	1,871,922	1,937,036	1,893,752	3,732,699
50. Commission expense	251,480	183,870	180,178	393,590
60. Trading profits (losses)	458,885	341,886	336,440	637,965
70. Other operating income	536,945	403,046	386,574	930,656
80. Administrative expenses:	2,423,221	2,134,467	2,027,202	4,400,874
a) payroll costs	1,517,240	1,343,213	1,280,875	2,773,020
including:				
- wages and salaries	*1,087,448*	*924,110*	*882,110*	*1,946,795*
- social security charges	*294,019*	*274,195*	*263,026*	*565,604*
- employee severance pay	*65,003*	*63,417*	*61,101*	*118,330*
- reserve for retirement and similar obligations	*28,789*	*25,866*	*23,211*	*41,145*
b) other administrative costs	905,981	791,254	746,327	1,627,854
90. Adjustments to the value of tangible and intangible fixed assets	310,625	184,009	172,873	465,792
100. Provisions for risks and charges	137,818	127,249	70,021	329,871
110. Other operating expenses	186,122	109,647	106,060	336,651
120. Write-downs of loans and provisions for guarantees and commitments	713,569	613,783	563,556	1,441,630
130. Write-backs from loans and provisions for guarantees and commitments	321,585	261,562	249,460	603,040
140. Provisions to credit risk reserves	14,483	22,422	20,703	64,699
150. Write-downs of financial fixed assets	23,443	14,233	13,039	75,172
160. Write-backs from financial fixed assets	11,144	22,739	19,607	41,580
170. Profit (loss) from equity investments valued at net worth	20,073	9,957	9,907	14,718
180. Profit (loss) before extraordinary items and income taxes	**1,657,586**	**1,879,220**	**1,916,917**	**3,184,804**
190. Extraordinary income	158,448	167,900	163,480	430,968
200. Extraordinary charges	64,406	59,259	55,182	330,775
210. Extraordinary profit (loss)	**94,042**	**108,641**	**108,298**	**100,193**
230. Change in the reserve for general banking risks	-6,452	-4,615	+550	-8,484
240. Income tax for the year	719,950	827,100	817,549	1,435,049
250. Minority interests	234,995	246,961	246,481	463,578
260. Profit (loss) for the period	**803,135**	**918,415**	**960,635**	**1,394,854**

* The restated balance sheet and profit and loss accounts consider the most significant variations in the consolidation area from that of June 2000, and reallocation on a quarterly basis of the provision made at the end of 2000 as a consequence of the application of Legislative Decree 153/99 as previously illustrated in the Structure of the Consolidated Interim Report.

MANAGING DIRECTOR/CEO
PROFUMO

CHIEF ACCOUNTANT
LECCACORVI

Consolidated Balance Sheet as at 30 June 2000

Restatement following changes to consolidation area and re-accounting of the provision made at the end of the period in application of Legislative Decree 153/99

Assets

(CONSOLIDATED AMOUNTS IN THOUSANDS OF €)	BALANCE AT 30.06.2000	CHANGES DUE TO: MODIFIED CONSOLIDATION AREA	CHANGES DUE TO: PROVISION-RESTAT. FOLLOWING DECREE 153/99	BALANCE AT 30.06.2000 RESTATED
10. Cash and deposits with central banks and post offices	**877,467**	**67,885**	-	**945,352**
20. Treasury notes and similar securities eligible for refinancing with central banks	**2,737,581**	**213,276**	-	**2,950,857**
30. Loans to banks:	**24,407,917**	**1,599,688**	-	**26,007,605**
a) on demand	4,022,733	161,368	-	4,184,101
b) other loans	20,385,184	1,438,320	-	21,823,504
40. Loans to customers	**103,408,983**	**4,295,742**	-	**107,704,725**
including:				
- loans on deposits received in administration	*154,323*	-	-	*154,323*
50. Bonds and other debt securities:	**27,980,540**	**1,188,910**	-	**29,169,450**
a) of public issuers	20,594,826	599,068	-	21,193,894
b) of banks	5,667,038	438,310	-	6,105,348
including:				
- own securities	*242,899*	*39,122*	-	*282,021*
c) of financial institutions	778,045	1,499	-	779,544
including:				
- own securities	-	-	-	-
d) of other issuers	940,631	150,033	-	1,090,664
60. Shares, interests and other equity securities	**1,520,744**	**18,071**	-	**1,538,815**
70. Investments	**1,085,719**	**34,002**	-	**1,119,721**
a) valued at net worth	318,388	7,464	-	325,852
b) others	767,331	26,538	-	793,869
80. Equity investments in Group companies	**102,656**	**852**	-	**103,508**
a) valued at net worth	90,785	331	-	91,116
b) others	11,871	521	-	12,392
90. Consolidation differences (gains)	**484,727**	-	-	**484,727**
100. Equity differences (gains)	**43,116**	-	-	**43,116**
110. Intangible fixed assets	**251,927**	**13,673**	-	**265,600**
including:				
- start-up costs	*2,148*	*10*	-	*2,158*
- goodwill	*45,041*	-	-	*45,041*
120. Tangible fixed assets	**2,707,407**	**188,520**	-	**2,895,927**
140. Own shares or quotas	**1,514**	-	-	**1,514**
(face value)	(954)	-	-	(954)
150. Other assets	**14,214,517**	**274,466**	-	**14,488,983**
160. Accrued income and pre-paid expenses:	**2,194,172**	**65,460**	-	**2,259,632**
a) accrued income	1,328,715	56,645	-	1,385,360
b) pre-paid expenses	865,457	8,815	-	874,272
including:				
- issue discount on securities	*4,716*	*242*	-	*4,958*
Total assets	**182,018,987**	**7,960,545**	-	**189,979,532**

Liabilities

(CONSOLIDATED AMOUNTS IN THOUSANDS OF €)	BALANCE AT 30.06.2000	CHANGES DUE TO: MODIFIED CONSOLIDATION AREA	CHANGES DUE TO: PROVISION-RESTAT. FOLLOWING DECREE 153/99	BALANCE AT 30.06.2000 RESTATED
10. Due to banks:	**37,759,608**	**931,353**	-	**38,690,961**
a) on demand	10,511,267	51,225	-	10,562,492
b) term or with notice	27,248,341	880,128	-	28,128,469
20. Due to customers	**76,158,560**	**4,023,336**	-	**80,181,896**
a) on demand	51,791,718	2,420,555	-	54,212,273
b) term or with notice	24,366,842	1,602,781	-	25,969,623
30. Securities in issue:	**33,459,221**	**1,505,550**	-	**34,964,771**
a) bonds	21,445,304	1,030,264	-	22,475,568
b) certificates of deposit	11,222,194	394,962	-	11,617,156
c) other securities	791,723	80,324	-	872,047
40. Deposits received in administration	**187,971**	-	-	**187,971**
50. Other liabilities	**16,191,811**	**376,200**	-	**16,568,011**
60. Accrued liabilities and deferred income:	**2,335,866**	**89,419**	-	**2,425,285**
a) accrued liabilities	1,287,739	72,528	-	1,360,267
b) deferred income	1,048,127	16,891	-	1,065,018
70. Employee severance pay	**861,571**	**34,824**	-	**896,395**
80. Reserves for risks and charges:	**2,109,055**	**239,168**	**49,192**	**2,397,415**
a) reserves for retirement and similar obligations	537,559	68,479	-	606,038
b) taxation reserves	964,846	96,180	-	1,061,026
c) consolidation reserve for future risks and charges	-	-	-	-
d) other reserves	606,650	74,509	49,192	730,351
90. Credit risk reserves	**139,694**	**16,794**	-	**156,488**
100. Reserve for general banking risks	**57,857**	-	-	**57,857**
110. Subordinated debt	**2,459,272**	-	-	**2,459,272**
120. Consolidation differences (losses)	**24,465**	**4,074**	-	**28,539**
130. Equity differences (losses)	**9,583**	**917**	-	**10,500**
140. Minority interests (+/-)	**+2,127,322**	**+738,910**	**-6,972**	**+2,859,260**
150. Capital	**1,294,821**	-	-	**1,294,821**
160. Share premiums	**3,117,283**	-	-	**3,117,283**
170. Reserves:	**2,320,436**	-	-	**2,320,436**
a) legal reserve	256,998	-	-	256,998
b) reserve for own shares	1,514	-	-	1,514
c) statutory reserves	1,098,611	-	-	1,098,611
d) other reserves	963,313	-	-	963,313
180. Revaluation reserves	**443,890**	-	-	**443,890**
190. Retained earnings (losses)	**66**	-	-	**66**
200. Net income (loss) for the period	**960,635**	-	**-42,220**	**918,415**
Total liabilities	**182,018,987**	**7,960,545**	-	**189,979,532**

Guarantees and Commitments

10. Guarantees given	**12,799,685**	**518,133**	-	**13,317,818**
including:				
- acceptances	*121,519*	*4,188*	-	*125,707*
- other guarantees	*12,678,167*	*513,944*	-	*13,192,111*
20. Commitments	**23,324,398**	**308,743**	-	**23,633,141**
including:				
- for sales with repurchase obligation	-	-	-	-

Consolidated Profit and Loss Account at 30 June 2000

Restatement following changes to consolidation area and re-accounting of the provision made at the end of the period in application of Legislative Decree 153/99

(CONSOLIDATED AMOUNTS IN THOUSANDS OF €)	BALANCE AT 30.06.2000	CHANGES DUE TO: MODIFIED CONSOLIDATION AREA	CHANGES DUE TO: PROVISION-RESTAT. FOLLOWING DECREE 153/99	BALANCE AT 30.06.2000 RESTATED
10. Interest income and similar revenues	4,596,212	232,293	-	4,828,505
including:				
- loans to customers	*3,239,258*	*156,918*	-	*3,396,176*
- debt securities	*918,322*	*39,643*	-	*957,965*
20. Interest expense and similar charges	2,461,154	116,025	-	2,577,179
including:				
- due to customers	*994,288*	*54,210*	-	*1,048,498*
- securities in issue	*626,734*	*31,984*	-	*658,718*
30. Dividends and other revenues:	39,751	1,597	-	41,348
a) shares, interests and other equity securities	22,613	190	-	22,803
b) equity investments	17,138	1,407	-	18,545
c) investments in Group companies	-	-	-	-
40. Commission income	1,893,752	43,284	-	1,937,036
50. Commission expense	180,178	3,692	-	183,870
60. Trading profits (losses)	336,440	5,446	-	341,886
70. Other operating income	386,574	16,472	-	403,046
80. Administrative expenses:	2,027,202	107,265	-	2,134,467
a) payroll costs	1,280,875	62,338	-	1,343,213
including:				
- wages and salaries	*882,110*	*42,000*	-	*924,110*
- social security charges	*263,026*	*11,169*	-	*274,195*
- employee severance pay	*61,101*	*2,316*	-	*63,417*
- reserve for retirement and similar obligations	*23,211*	*2,655*	-	*25,866*
b) other administrative costs	746,327	44,927	-	791,254
90. Adjustments to the value of tangible and intangible fixed assets	172,873	11,136	-	184,009
100. Provisions to risks and charges	70,021	8,036	49,192	127,249
110. Other operating expenses	106,060	3,587	-	109,647
120. Write-downs of loans and provisions for guarantees and commitments	563,556	50,227	-	613,783
130. Write-backs from loans and provisions for guarantees and commitments	249,460	12,102	-	261,562
140. Provisions to credit risk reserves	20,703	1,719	-	22,422
150. Write-downs of financial fixed assets	13,039	1,194	-	14,233
160. Write-backs from financial fixed assets	19,607	3,132	-	22,739
170. Profit (loss) from equity investments recorded as shareholders' equity	9,907	50	-	9,957
180. Profit (loss) before extraordinary items and income taxes	**1,916,917**	**11,495**	**-49,192**	**1,879,220**
190. Extraordinary income	163,480	4,420	-	167,900
200. Extraordinary charges	55,182	4,077	-	59,259
210. Extraordinary profit (loss)	**108,298**	**343**	-	**108,641**
230. Change in the reserve for general banking risks	+550	-5,165	-	-4,615
240. Income tax for the year	817,549	9,551	-	827,100
250. Minority interests	246,481	7,452	-6,972	246,961
260. Profit (loss) for the period	**960,635**	-	**-42,220**	**918,415**

Part B - Accounting Policies

SECTION 1
SIGNIFICANT ACCOUNTING POLICIES

1. Loans - Guarantees and commitments
   Loans
   Guarantees and commitments
2. *Securities and "off-balance sheet"* operations (other than those on currencies)
   2.1. Investment securities
   2.2. Trading securities
   2.3. Off-balance sheet transactions
3. Equity investments
4. Assets and liabilities in foreign currency (including "off-balance sheet" transactions)
5. Tangible fixed assets
6. Intangible fixed assets
7. Other matters

SECTION 2
WRITE-DOWNS AND TAX PROVISIONS

Part B - Accounting policies

Section 1 SIGNIFICANT ACCOUNTING POLICIES

The Parent Company took steps to supply the necessary information to ensure a high level of consistency in its accounting policies, accounting principles followed and description of certain operating events.

The accounting policies adopted for this report are in line with those used in preparing the Accounts at 31 December 2000.

In accordance with legal requirements the balance sheet and the "off-balance sheet" assets and liabilities are assessed separately; nevertheless, all related assets and liabilities are valued consistently.

They are, however, connected where hedging transactions exist.

1. Loans - Guarantees and Commitments

Loans

Loans are valued according to their presumed realisation value which in addition to taking account of market quotations, when available, is determined on the basis of:

a) the borrower's solvency;

b) the difficulty of servicing the debt by the borrower's countries of residence.

With regard to customers, the determination of the presumed realisation value is made on the basis of a careful assessment of all the elements that affect the progress of the relationships, in the light of information available on the balance sheet economic, and financial situation of the borrowers.

Account is also taken of the nature of the economic activity undertaken, of the level of risk of the category of credit line and of any guarantees given.

Among the various categories of "doubtful loans", there are the following:

- non-performing loans: being the area of formally deteriorated loans, made up of the exposure to customers who are in a state of insolvency even if not judicially recognised or in equivalent situations; the assessment is made on an analytical basis;

- watchlist items: defined as the area of lending that involves relationships with parties who are experiencing temporary difficulties and who are expected to recover within a reasonable period; they are usually assessed on an all-in basis using historical and statistical data, or analytically if the particular circumstances make it advisable;
- loans to countries at risk, i.e. to central authorities: banks or customers resident in countries that have difficulty in servicing their debt: they are written down on an all in basis using percentages determined in a uniform manner across the Italian banking industry and which are subject to periodic review, both in terms of the countries to be included and of the amount of writedown to be applied; the all-in writedowns are supplemented by analytical adjustments if the particular circumstances make it advisable;
- consolidated or restructured loans or loans subject to possible consolidation or restructuring represent exposure to parties with whom agreements have been or are being entered into, providing for the granting of a moratorium on their debt payment and a simultaneous re-negotiation of the conditions at below-market rates, conversion of part of the loans into shares, and/or sacrifices of the principal amount: these are assessed analytically, including in the writedown the updated cost of any rate re-negotiation at conditions below the cost expected for collection.

Doubtful positions are identified by the individual managers responsible for the relationships - acting within the powers entrusted to them - who, should the occasion arise, have access to a point-scoring system that analyses the operational progress of the relationships.

At head office level a special team provides monitoring and supervision of the entire customer portfolio.

"Performing loans" to customers are valued as an all-in write-down (so-called "physiological risk") of exposure relating to the entire loan portfolio or to those sectors of the economy at the time presenting a higher risk.

Guarantees and Commitments

The guarantees given and commitments assumed by the Bank that involve credit risks are entered for the total amount of the commitment assumed and are valued using the same policies as those adopted for loans.

Any presumed losses arising from the valuation of guarantees and commitments are set against the appropriate reserve.

Should the reasons that led to the writedowns, either of loans or of guarantees and commitments, fully or partially cease, then a suitable write-back is made.

2. Securities and "off-balance sheet" transactions (other than those involving foreign currency)

2.1 Investment securities

Securities that constitute financial fixed assets are assessed at their purchase cost adjusted, where applicable, by the writedown needed to take into account the permanent deterioration of the issuer's solvency as well as the ability by the country of residence of the latter to pay the debt, except when suitable guarantees are provided.

Should the reasons that led to the writedowns cease, then the latter are fully or partially cancelled.

The cost is determined using the "average continuous weighted cost" principle on a daily basis.
The purchase cost is adjusted by the portion of the issue spread for the period (net of the withholding tax accrued up to the application of Legislative Decree 239/96, where applicable) and by an equal amount of the (positive or negative) difference between such cost and the issue value of the securities.

2.2 Trading securities

Securities that do not constitute financial fixed assets are assessed:
a) at market value, if listed on organised markets;
b) at either the purchase price or market value, whichever is the lower, if not listed on organised markets.

The cost is determined using the "average continuous weighted cost" principle on a daily basis and is adjusted by the portion of the issue spread for the period (net of the withholding tax accrued up to the application of Legislative Decree 239/96, where applicable).

The market value is determined as follows:
a) for securities listed on regulated markets in Italy and abroad, by referring to the price quoted on the last day of the period, if a consistent portion of such securities is hedged by derivative contracts; otherwise by taking the average price at the end of the period.
b) for securities not listed on regulated markets in Italy and abroad, by using their presumed realisation value.

The latter value is determined by reference to:
- the market performance of securities with similar characteristics that are listed on regulated markets in Italy or abroad;
- future cash flow discounting on the basis of expected market returns;
- the issuers' solvency;
- any difficulty in servicing the debt by the borrowers' countries of residence;
- any other elements that can be determined objectively.

2.3 "Off-balance sheet" transactions

"Off-balance sheet" transactions (other than those involving foreign currency) that constitute financial fixed assets are assessed at contract value whether these arise out of as yet unsettled spot or futures contracts on securities or for derivative contracts on an underlying security.

"Off-balance sheet" transactions (other than those involving foreign currency) that do not constitute financial fixed assets are generally valued according the following policies:

a) as yet unsettled spot or futures contracts on securities:

- where securities listed on organised markets are concerned, at market value meaning the price determined at the end of the year on maturities corresponding to the transactions being assessed;
- where securities not listed on organised markets are concerned, either at the contract value or the market value, whichever is the lower, in the case of a purchase, and at the greater of these two values in the case of a sale. To determine the market value, the policies set out in the section relating to valuation of unlisted "trading" securities as well as in the previous paragraph are used;

b) derivative contracts on an underlying security or linked to interest rates, indices or other assets:

- if held within composite trading portfolios they are valued at market, meaning:
  - for contracts quoted on organised markets, the relevant quotations;
  - for other contracts, the values obtained by using benchmarks quoted or available on information systems normally used at the international level and that therefore provide an objective assessment;
- if held for hedging purposes, they are treated in line with the assets or liabilities covered. Therefore:
  - if they are related to assets or liabilities that generate interest and are valued at cost/nominal value (e.g. deposits or investment securities), derivative contracts are also valued at cost and the margin/profits settled/accrued in the period are added to the revenues (charges) along with the interest according to a time distribution in line with that of the recording of the interest produced by the assets or liabilities covered where specific hedging is involved. Where the hedging is general, it depends on the duration of the contract (in this case, for futures and options on securities or interest rates reference is made to the duration – even if notional – of the underlying security; for forward rate agreements to the time period for which the interest margin is calculated);
  - if the assets or liabilities generate interest but are valued at market (e.g. trading securities portfolios):
- the settled/accrued margins are added to interest, with the exception of those for single flow contracts on underlying assets greater than one year (e.g. futures and options) which are, on the contrary, allocated to trading profits (losses);
  - derivative contracts are also subject to assessment only for the part of accruing margins and the results are added to trading profits (losses);

- finally, if the assets or liabilities hedged do not generate interest and are valued at market (e.g. equity securities), the hedging derivative contracts (options, futures) are also valued at market and the results are added to trading profits (losses).

3. Equity investments

Shareholdings in companies subject to significant influence are recorded in the consolidated financial statements at the value calculated under the shareholders' equity method as indicated in "**Consolidation criteria and principles**".

Shareholdings in companies whose controlled share is below 20% of the ordinary share capital are valued at their purchase price, adjusted, where applicable, by write-downs so as to recognise the lasting loss value.

Write-downs are fully or partially cancelled if the reasons why they had been generated cease to exist.

Shareholdings in subsidiary companies with total assets of little significance or operating in a non-related sector are valued at net worth, while those of little significance where the holding is of great influence or, where the company is in liquidation or intended for sale, are valued at cost.69

4. Assets and liabilities in foreign currency (including "off-balance sheet" transactions)

Assets and liabilities in foreign currency are valued at the spot exchange rate prevailing at the end of the period.
Financial fixed assets that are not hedged globally or specifically on the spot or futures market are valued at the exchange rate prevailing on the date of their purchase.
Deposits in foreign currency against loans in Lit. covered by public guarantees on the exchange rate risk are held at the exchange rate prevailing on the date the loans are taken out.

Off-balance sheet currency transactions are valued as follows:

- for spot transactions to be settled: at the spot exchange rate prevailing at the end of the period

- for forward transactions (outright or arising from repos):
  - if with trading purposes: at the forward exchange rate for the corresponding maturity
  - if with hedging purposes: at the spot exchange rate prevailing at the end of the period

With regard to the latter, it is in fact considered - in line with the logic of determining forward prices - that they should be treated as financial transactions equivalent to their underlying asset: deposits in foreign currencies and spot exchange rate transactions. The operational structure, following this logic, handles the two risk components separately:

- the "basis" component, by systematically allocating it to the spot exchange rate position;
- the interest margins component, by showing it in a special position that treats profits - as well as interest on deposits - according to the period where they belong.

The other off-balance sheet transactions that are represented by derivative contracts are valued at market value if held within composite trading porfolios or consistently with the underlying assets or liabilities in case of hedging, in accordance with the logic described under 2.3/b.

5. Tangible fixed assets

Tangible fixed assets are entered at purchase price, including supplementary costs plus any further incremental expenses, unless revaluations are required by law.

The cost of tangible fixed assets whose use is limited in time is systematically amortised for every year in terms of their residual useful life.

The tangible fixed assets that at the end of the year are permanently below cost or below the value as determined above, are entered at this lower value.

6. Intangible fixed assets

Goodwill is amortised over five/ten accounting periods.

The cost of patent rights and for the use of intellectual property, licence concessions, trade marks, rights and similar assets is systematically amortised for every year according to their residual useful life.

The start-up and expansion costs, research and development and other multi-year costs are amortised over a period not exceeding five years.

7. Other matters

Due to banks and customers and deposits received in administration are entered in the Balance Sheet at their nominal value.

Securities issued, consisting of bonds, certificates of deposit and bankers' cheques are also entered at their nominal value, whereas those represented by zero-coupon securities are entered at their issue value plus the annual capitalisation of accrued interest.

Other assets include prepayments made for tax purposes against future tax charges, while other liabilities include taxes collected but not yet paid to the authorities, including any prepayments received by tax payers.

Section 2 WRITEDOWNS AND TAX PROVISIONS

Last year saw for the first time the elimination of provisions recorded under item 90, "Provisions to credit risk reserves", by certain individual group companies, exclusively in application of tax laws, as well as the additional effects of successive write-backs and use of provisions and the corresponding fiscal effects.

Impact on the profit and loss account for the period, net of tax, includes a charge worth a consolidated total of 1.8 million euro (which has a negative impact of 2.9 million euro on the minority interests and a positive impact of 1 million euro on group shareholders' funds) while the impact on previous periods is assigned directly to the net worth totalling 79.6 million euro, net of fiscal effects (including 14.1 for group shareholders' funds).

1. Breakdown of loans by sector
(Loans to customers – item 40 of assets)

2. Loans to non-financial companies and resident family firms

3. Guarantees given (item 10 of guarantees and commitments)

4. Large exposures

5. Breakdown of assets and liabilities by maturity

6. Breakdown of assets and liabilities by area

7. Assets and liabilities in foreign currency

8. Loans to banks
8.1. Situation of loans and advances
8.2. Trend of doubtful loans

9. Loans to customers
9.1. Situation of loans and advances
9.2. Trend of doubtful loans

10. Secured loans to customers

11. Loans to central banks
(included under item 30 of assets)

12. Composition of securities portfolio

13. Guarantees and commitments
13.1. Guarantees
(item 10 of guarantees and commitments)
13.2. Commitments
(item 20 of guarantees and commitments)

14. Unused portions of committed credit lines

15. Forward transactions

16. Asset and liability positions with Group companies
16.1. Assets
16.2. Liabilities
16.3. Guarantees and commitments

17. Asset management

18. Capital and prudent regulatory requirements

1. BREAKDOWN OF LOANS BY SECTOR

Loans to customers item 40 of assets

(CONSOLIDATED AMOUNTS IN THOUSANDS OF €)	AMOUNTS AS AT 30.06.2001	31.12.2000	30.06.2000 RESTATED*	30.06.2000
a) Governments	1,677,388	1,738,944	1,579,182	1,541,423
b) other public bodies	3,505,490	3,425,889	3,131,915	2,985,082
c) non-financial companies	66,334,767	64,117,734	58,674,628	55,744,932
d) financial institutions	14,338,325	13,419,071	14,319,208	14,127,904
e) family firms	8,912,624	8,988,792	8,500,529	8,065,809
f) other operators	24,772,554	23,466,339	21,499,263	20,943,833
Total	**119,541,148**	**115,156,769**	**107,704,725**	**103,408,983**

2. LOANS TO NON-FINANCIAL COMPANIES AND RESIDENT FAMILY FIRMS
(5 key branches in terms of economic activity)

(CONSOLIDATED AMOUNTS IN THOUSANDS OF €)	AMOUNTS AS AT 30.06.2001	31.12.2000	30.06.2000 RESTATED*	30.06.2000
a) commercial services, recovery and repair	10,670,741	10,878,572	9,952,304	9,451,907
b) other services intended for sale	9,349,998	9,048,140	10,136,443	9,802,550
c) building and public works	5,740,632	5,566,660	5,265,940	4,943,133
d) textile, leather, footwear and clothing products	3,584,817	3,454,963	3,250,015	3,049,014
e) metal products excluding machines and means of transport	3,117,596	3,113,615	2,846,608	2,722,301
f) other branches	28,980,111	27,699,139	25,790,321	24,710,411
	61,443,895	**59,761,089**	**57,241,631**	**54,679,316**

3. GUARANTEES GIVEN (ITEM 10 IN GUARANTEES AND COMMITMENTS)

(CONSOLIDATED AMOUNTS IN THOUSANDS OF €)	AMOUNTS AS AT 30.06.2001	31.12.2000	30.06.2000 RESTATED*	30.06.2000
a) Governments	1,243	10,522	5,292	5,292
b) other public bodies	127,640	135,779	135,035	95,513
c) banks	1,815,634	1,845,259	1,001,901	996,802
d) non-financial companies	9,406,070	9,433,373	8,956,193	8,514,725
e) financial institutions	2,473,099	1,475,419	2,492,366	2,490,082
f) family firms	178,313	183,973	171,307	163,402
g) other operators	486,319	521,677	555,724	533,869
Total	**14,488,318**	**13,606,002**	**13,317,818**	**12,799,685**

4. LARGE EXPOSURES

	AMOUNTS AS AT 30.06.2001	31.12.2000	30.06.2000
a) amounts [1] (consolidated in thousands of €)	1,986,518	1,795,023	1,954,262
b) number	1	1	1

1. *The amount is the total weighted amount of exposure positions representing a "large exposure" in accordance with current* regulatory provisions (exposures exceeding 10% of capital for regulatory purposes).

5. BREAKDOWN OF ASSETS AND LIABILITIES BY MATURITY

(CONSOLIDATED AMOUNTS IN THOUSANDS OF €)

AMOUNTS AS AT 30.06.2001

ITEMS/RESIDUAL MATURITY	DETERMINED MATURITY							INDEFINITE MATURITY	TOTAL
				OVER 1 YEAR UP TO 5 YEARS		OVER 5 YEARS			
	ON DEMAND	UP TO 3 MONTHS	OVER 3 MONTHS UP TO 12 MONTHS	FIXED RATE	INDEXED RATE	FIXED RATE	INDEXED RATE		
1. Assets									
1.1 Treasury notes eligible for re-financing	100,360	177,846	654,844	501,664	613,439	350,880	1,085,932	2	3,484,967
1.2 Loans to banks	5,300,474	14,089,086	4,716,619	79,810	117,677	16,583	24,572	506,733	24,851,554
1.3 Loans to customers	31,352,980	24,790,373	15,764,610	5,846,886	20,526,643	1,990,713	15,780,703	3,488,240	119,541,148
1.4 Bonds and other debt securities	115,331	1,729,694	8,714,778	6,209,695	5,838,354	4,149,815	2,090,741	13,404	28,861,812
	36,869,145	**40,786,999**	**29,850,851**	**12,638,055**	**27,096,113**	**6,507,991**	**18,981,948**	**4,008,379**	**176,739,481**
1.5 Off-balance sheet transactions	12,767,914	188,925,001	123,806,949	59,044,152	5,080,472	18,408,155	1,690,481	108,191	409,831,315
Total Assets	**49,637,059**	**229,712,000**	**153,657,800**	**71,682,207**	**32,176,585**	**24,916,146**	**20,672,429**	**4,116,570**	**586,570,796**
2. Liabilities									
2.1 Due to banks	7,417,591	27,271,916	5,549,867	155,868	881,439	40,732	1,686,422	7,782	43,011,617
2.2 Due to customers	55,390,777	24,779,854	5,087,613	32,960	420,206	52,894	55,224	169,725	85,989,253
2.3 Securities in issue									
- bonds	494,631	1,416,356	3,656,795	3,412,240	6,714,212	1,149,292	3,935,470	15,732	20,794,728
- certificates of deposit	152,256	7,858,378	4,185,038	355,815	119,311	7,747	-	-	12,678,545
- other securities	876,025	63,919	29,258	5,901	-	10,452	-	-	985,555
2.4 Subordinated debt	-	-	-	861,542	182,910	1,170,579	3,521,276	-	5,736,307
	64,331,280	**61,390,423**	**18,508,571**	**4,824,326**	**8,318,078**	**2,431,696**	**9,198,392**	**193,239**	**169,196,005**
2.5 Off-balance sheet transactions	11,370,722	182,082,387	122,645,806	70,709,755	2,729,452	18,766,422	1,401,641	125,130	409,831,315
Total Liabilities	**75,702,002**	**243,472,810**	**141,154,377**	**75,534,081**	**11,047,530**	**21,198,118**	**10,600,033**	**318,369**	**579,027,320**

Annexes contain not only the amounts as at 30.06.2001, but also book values and restated values for the corresponding preceding period, as well as the values as at 31.12.2000.

6. BREAKDOWN OF ASSETS AND LIABILITIES BY AREA

(CONSOLIDATED AMOUNTS IN THOUSANDS OF €)	AMOUNTS AS AT 30.6.2001 ITALY	OTHER E.U. COUNTRIES	OTHER COUNTRIES	TOTAL
1. Assets	**128,884,372**	**12,680,655**	**36,935,043**	**178,500,070**
1.1 Loans to banks	7,643,187	5,338,070	11,870,297	24,851,554
1.2 Loans to customers	101,769,079	4,300,814	13,471,255	119,541,148
1.3 Securities	19,472,106	3,041,771	11,593,491	34,107,368
2. Liabilities	**105,742,265**	**23,218,790**	**40,421,063**	**169,382,118**
2.1 Due to banks	15,090,788	9,420,637	18,500,192	43,011,617
2.2 Due to customers	61,196,744	4,406,448	20,386,061	85,989,253
2.3 Securities in issue	25.132.248	8,862,430	464,150	34,458,828
2.4 Other accounts	4,322,485	529,275	1,070,660	5,922,420
3. Guarantees and commitments	**23,720,016**	**5,225,946**	**13,451,490**	**42,397,452**

Annexes contain not only the amounts as at 30.06.2001, but also book values and restated values as at 31.12.2000 and 30.06.2000.

7. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

(CONSOLIDATED AMOUNTS IN THOUSANDS OF €)	AMOUNTS AS AT 30.06.2001	31.12.2000	30.06.2000 RESTATED*	30.06.2000
a) Assets				
1. Loans to banks	6,398,086	6,478,449	6,367,565	5,542,286
2. Loans to customers	16,168,967	14,216,813	13,516,426	12,924,010
3. Securities	8,587,817	7,121,155	5,692,584	5,315,320
4. Equity investments	166,260	167,271	142,870	140,650
5. Other accounts	296,624	238,437	208,722	173,421
	31,617,754	**28,222,125**	**25,928,167**	**24,095,687**
b) Liabilities				
1. Due to banks	16,183,531	13,461,923	11,492,030	11,263,614
2. Due to customers	20,432,532	16,952,861	15,346,335	13,874,588
3. Securities in issue	6,326,416	5,330,666	4,154,442	4,064,328
4. Other accounts	1,347,356	1,074,633	576,995	576,995
	44,289,835	**36,820,083**	**31,569,802**	**29,779,525**

On the basis of the current regulations, the "other accounts" in assets are made up of item 10; the "other accounts" in liabilities are formed by items 40 and 110.

8. LOANS TO BANKS

8.1 Situation of loans and advances to banks

(CONSOLIDATED AMOUNTS IN THOUSANDS OF €)	AMOUNTS AS AT 30.06.2001			AMOUNTS AS AT 31.12.2000		
CATEGORIES/VALUES	GROSS EXPOSURE	TOTAL WRITE-DOWNS	NET EXPOSURE	GROSS EXPOSURE	TOTAL WRITE-DOWNS	NET EXPOSURE
A. Doubtful loans	**138,895**	**47,422**	**91,473**	**105,921**	**42,298**	**63,623**
A.1. Non-performing loans	32,519	17,638	14,881	30,768	17,197	13,571
A.2. Watchlist loans	7,718	7,083	635	6,177	5,559	618
A.3. Loans subject to restructuring	-	-	-	-	-	-
A.4. Restructured loans	-	-	-	-	-	-
A.5. Unsecured loans to Countries at risk	98,658	22,701	75,957	68,976	19,542	49,434
B. Performing loans	**24,762,933**	**2,852**	**24,760,081**	**24,843,040**	**2,942**	**24,840,098**
Total (A+B)	**24,901,828**	**50,274**	**24,851,554**	**24,948,961**	**45,240**	**24,903,721**

8.2 Trend of doubtful loans to banks

(CONSOLIDATED AMOUNTS IN THOUSANDS OF €) REASONS/CATEGORIES	NON-PERFORMING LOANS	WATCHLIST LOANS	LOANS SUBJECT TO RESTRUCTURING	RESTRUCTURED LOANS	UNSECURED LOANS TO COUNTRIES AT RISK
A. Initial gross exposure as at 31.12.2000	**30,768**	**6,177**	-	-	**68,976**
A.1 Of which: for default interest	*2,821*	-	-	-	*14*
B. Increases	**5,231**	**1,639**	-	-	**57,156**
B.1 Inflows from performing loans	16	-	-	-	20,766
B.2 Default interest	62	-	-	-	-
B.3 Transfers from other categories of doubtful loans	-	1,469	-	-	-
B.4 Other increases	5,153	170	-	-	36,390
C. Reductions	**3,480**	**98**	-	-	**27,474**
C.1 Outflows to performing loans	98	-	-	-	444
C.2 Cancellations	15	-	-	-	-
C.3 Collections	66	-	-	-	11,329
C.4 Realisation on disposals	-	-	-	-	-
C.5 Transfers to other categories of doubtful loans	1,469	-	-	-	-
C.6 Other reductions	1,832	98	-	-	15,701
D. Final gross exposure as at 30.06.2001	**32,519**	**7,718**	-	-	**98,658**
D.1 of which: for default interest	*3,572*	-	-	-	*14*

8.3 Trend of total write-downs on loans to banks

(CONSOLIDATED AMOUNTS IN THOUSANDS OF €) REASONS/CATEGORIES	NON-PERFORMING LOANS	WATCHLIST LOANS	LOANS SUBJECT TO RESTRUCTURING	RESTRUCTURED LOANS	UNSECURED LOANS TO COUNTRIES AT RISK	PERFORMING LOANS
A. Initial total write-downs as at 31.12.2000	**17,197**	**5,559**	**-**	**-**	**19,542**	**2,942**
A.1 Of which: for default interest	*170*	-	-	-	*14*	*49*
B. Increases	**2,442**	**1,622**	**-**	**-**	**7,274**	**43**
B.1 write-downs	232	153	-	-	6,638	32
B.1.1 of which: for default interest	*62*	-	-	-	-	-
B.2 use of credit risk reserves	-	-	-	-	-	-
B.3 Transfers from other categories of loans	-	1,469	-	-	-	-
B.4 Other increases	2,210	-	-	-	636	11
C. Reductions	**2,001**	**98**	**-**	**-**	**4,115**	**133**
C.1 write-backs from valuation	426	-	-	-	4,006	95
C.1.1 of which: for default interest	-	-	-	-	-	-
C.2 write-backs from collection	65	-	-	-	109	34
C.2.1 of which: for default interest	-	-	-	-	-	*34*
C.3 cancellations	15	-	-	-	-	-
C.4 transfers to other categories of loans	1,469	-	-	-	-	-
C.5 other reductions	26	98	-	-	-	4
D. Final total write-downs as at 30.06.2001	**17,638**	**7,083**	**-**	**-**	**22,701**	**2,852**
D.1 of which: for default interest	*3,563*	-	-	-	*14*	*15*

8.4 Situation of net loans and advances to banks

(CONSOLIDATED AMOUNTS IN THOUSANDS OF €)	AMOUNTS AS AT 30.06.2001	31.12.2000	30.06.2000 RESTATED*	30.06.2000
A. Doubtful loans	**91,473**	**63,623**	**93,646**	**93,468**
A.1. Non-performing loans	14,881	13,571	14,046	13,878
A.2. Watchlist loans	635	618	1,181	1,181
A.3. Loans subject to restructuring	-	-	-	-
A.4. Restructured loans	-	-	1,675	1,675
A.5. Unsecured loans to Countries at risk	75,957	49,434	76,744	76,734
B. Performing loans	**24,760,081**	**24,840,098**	**25,913,959**	**24,314,449**
Total (A+B)	**24,851,554**	**24,903,721**	**26,007,605**	**24,407,917**

9. LOANS TO CUSTOMERS

9.1 Situation of loans and advances to customers

(CONSOLIDATED AMOUNTS IN THOUSANDS OF €) CATEGORIES/VALUES	AMOUNTS AS AT 30.06.2001 GROSS EXPOSURE	TOTAL WRITE-DOWNS	NET EXPOSURE	AMOUNTS AS AT 31.12.2000 GROSS EXPOSURE	TOTAL WRITE-DOWNS	NET EXPOSURE
A. Doubtful loans	**6,841,574**	**3,073,259**	**3,768,315**	**7,028,025**	**3,177,822**	**3,850,203**
A.1. Non-performing loans	4,242,821	2,463,780	1,779,041	4,635,968	2,631,292	2,004,676
A.2. Watchlist loans	2,141,532	469,132	1,672,400	1,940,845	411,832	1,529,013
A.3. Loans subject to restructuring	2,079	258	1,821	5,318	2,543	2,775
A.4. Restructured loans	355,829	108,469	247,360	350,208	98,182	252,026
A.5. Unsecured loans to Countries at risk	99,313	31,620	67,693	95,686	33,973	61,713
B. Performing loans	**116,758,830**	**985,997**	**115,772,833**	**112,260,824**	**954,258**	**111,306,566**
Total (A+B)	**123,600,404**	**4,059,256**	**119,541,148**	**119,288,849**	**4,132,080**	**115,156,769**

9.2 Trend of doubtful loans and advances to customers

(CONSOLIDATED AMOUNTS IN THOUSANDS OF €) REASONS/CATEGORIES	NON-PERFORMING LOANS	WATCHLIST LOANS	LOANS SUBJECT TO RESTRUC-TURING	RESTRUC-TURED LOANS	UNSECURED LOANS TO COUNTRIES AT RISK
A. Initial gross exposure as at 31.12.2000	**4,635,968**	**1,940,845**	**5,318**	**350,208**	**95,686**
A.1 Of which: for default interest	*1,161,094*	*38,513*	*2*	*37*	-
B. Increases	**848,450**	**813,213**	**3,037**	**45,774**	**27,486**
B.1 Inflows from performing loans	270,441	521,679	2,922	38,131	17,825
B.2 Default interest	58,109	6,232	17	36	-
B.3 Transfers from other categories of doubtful loans	218,999	1,875	-	4,207	-
B.4 Other increases	300,901	283,427	98	3,400	9,661
C. Reductions	**1,241,597**	**612,526**	**6,276**	**40,153**	**23,859**
C.1 Outflows to performing loans	12,367	137,060	961	567	1,995
C.2 Cancellations	703,175	10,013	513	4,719	142
C.3 Collections	247,403	226,680	524	26,882	15,636
C.4 Realisation on disposals	236,304	1,908	-	-	-
C.5 Transfers to other categories of doubtful loans	1,691	214,397	4,278	4,714	1
C.6 Other reductions	40,657	22,468	-	3,271	6,085
D. Final gross exposure as at 30.06.2001	**4,242,821**	**2,141,532**	**2,079**	**355,829**	**99,313**
D.1 Of which: for default interest	*1,025,021*	*50,093*	*9*	*51*	-

9.3 Trend of total write-downs on loans to customers

(CONSOLIDATED AMOUNTS IN THOUSANDS OF €) REASONS/CATEGORIES	NON PERFORMING LOANS	WATCHLIST LOANS	LOANS SUBJECT TO RESTRUCTURING	RESTRUCTURED LOANS	UNSECURED LOANS TO COUNTRIES AT RISK	PERFORMING LOANS
A. Initial total write-downs as at 31.12.2000	**2,631,292**	**411,832**	**2,543**	**98,182**	**33,973**	**954,258**
A.1 Of which: for default interest	*1,071,908*	*33,016*	-	*29*	-	*208,167*
B. Increases	**635,955**	**241,114**	**170**	**21,107**	**8,456**	**203,206**
B.1 write-downs	309,816	200,685	170	19,160	3,510	181,683
B.1.1 of which: for default interest	*53,506*	*4,532*	-	-	-	*11,879*
B.2 use of credit risk reserves	20,223	-	-	-	-	-
B.3 Transfers from other categories of loans	123,729	22,012	-	1,942	21	4,959
B.4 Other increases	182,187	18,417	-	5	4,925	16,564
C. Reductions	**803,467**	**183,814**	**2,455**	**10,820**	**10,809**	**171,467**
C.1 write-backs from valuation	11,849	19,848	-	498	8,310	22,135
C.1.1 of which: for default interest	*1,127*	*16*	-	-	-	*154*
C.2 write-backs from collection	86,790	72,704	-	2,757	44	36,049
C.2.1 of which: for default interest	*10,829*	*1,721*	-	-	-	*988*
C.3 cancellations	703,175	10,013	513	4,719	142	9,820
C.4 transfers to other categories of loans	494	52,607	1,942	2,846	-	94,774
C.5 other reductions	1,159	28,642	-	-	2,313	8,689
D. Final total write-downs as at 30/06.2001	**2,463,780**	**469,132**	**258**	**108,469**	**31,620**	**985,997**
D.1 of which: for default interest	*949,631*	*44,289*	-	*30*	-	*226,018*

9.4 Situation of net loans and advances to customers

(CONSOLIDATED AMOUNTS IN THOUSANDS OF €)	AMOUNTS AS AT 30.06.2001	31.12.2000	30.06.2000 RESTATED*	30.06.2000
A. Doubtful loans	**3,768,315**	**3,850,203**	**3,927,360**	**3,601,601**
A.1. Non-performing loans	1,779,041	2,004,676	2,134,742	1,943,816
A.2. Watchlist loans	1,672,400	1,529,013	1,417,679	1,311,721
A.3. Loans subject to restructuring	1,821	2,775	2,422	2,313
A.4. Restructured loans	247,360	252,026	305,578	276,815
A.5. Unsecured loans to Countries at risk	67,693	61,713	66,939	66,936
B. Performing loans	**115,772,833**	**111,306,566**	**103,777,365**	**99,807,382**
Total (A+B)	**119,541,148**	**115,156,769**	**107,704,725**	**103,408,983**

10. SECURED LOANS TO CUSTOMERS

(CONSOLIDATED AMOUNTS IN THOUSANDS OF €)	AMOUNTS AS AT 30.06.2001	31.12.2000	30.06.2000 RESTATED*	30.06.2000
a) mortgages	**28,711,618**	**26,822,837**	**25,082,534**	**23,713,954**
b) liens on:				
1. cash deposits	389,882	374,546	349,678	334,692
2. securities	2,293,135	2,067,508	2,469,142	2,433,162
3. other securities	2,844,810	2,496,461	2,094,377	1,899,023
	5,527,827	**4,938,515**	**4,913,197**	**4,666,877**
c) guarantees from:				
1. Governments	858,682	656,493	1,535,452	1,500,916
2. other public bodies	238,321	203,283	186,754	173,058
3. banks	452,647	408,138	446,340	435,599
4. other operators	20,234,819	19,781,317	18,297,713	17,651,390
	21,784,469	**21,049,231**	**20,466,259**	**19,760,963**
Total	**56,023,914**	**52,810,583**	**50,461,990**	**48,141,794**

11. LOANS TO CENTRAL BANKS (included in item 30 of assets)

(CONSOLIDATED AMOUNTS IN THOUSANDS OF €)	AMOUNTS AS AT 30.06.2001	31.12.2000	30.06.2000 RESTATED*	30.06.2000
a) loans to central banks	1,616,473	1,306,820	1,657,819	1,384,594

12. COMPOSITION OF SECURITIES PORTFOLIO

(CONSOLIDATED AMOUNTS IN THOUSANDS OF €)	AMOUNTS AS AT 30.06.2001	31.12.2000	30.06.2000 RESTATED*	30.06.2000
a) investment securities	16,693,269	15,017,458	14,694,062	14,034,683
b) trading securities	17,414,099	18,167,619	18,965,060	18,204,182
Total	**34,107,368**	**33,185,077**	**33,659,122**	**32,238,865**

13. GUARANTEES AND COMMITMENTS

(CONSOLIDATED AMOUNTS IN THOUSANDS OF €)	AMOUNTS AS AT 30.06.2001	31.12.2000	30.06.2000 RESTATED*	30.06.2000
13.1 Guarantees (item 10 of guarantees and commitments)				
a) Endorsment loans of a commercial nature	8,713,246	8,452,735	9,170,648	8,817,514
b) Endorsment loans of a financial nature	5,773,653	5,151,506	4,144,468	3,979,470
c) pledged assets	1,419	1,761	2,702	2,701
Total	**14,488,318**	**13,606,002**	**13,317,818**	**12,799,685**
13.2 Commitments (item 20 of guarantees and commitments)				
a) Commitments to lend funds for certain use	24,327,398	17,156,660	19,371,284	19,191,519
of which:				
- available margins on irrevocable lines of credit	*11,511,743*	*12,499,632*	*9,753,309*	*9,677,846*
- securities to be received for transactions to be settled	*3,241,609*	*1,703,119*	*2,816,425*	*2,808,808*
- deposits and financing to be disbursed	*6,115,074*	*2,268,236*	*5,598,971*	*5,512,136*
- other commitments to lend funds	*3,458,972*	*685,673*	*1,202,579*	*1,192,729*
b) Commitments to lend funds for uncertain use	3,581,736	4,024,067	4,261,857	4,132,879
of which:				
- commitment to the Interbank Deposit Protection Fund	*120,108*	*119,969*	*121,051*	*116.264*
- other commitments to lend funds	*3,461,628*	*3,904,098*	*4,140,806*	*4,016,615*
Total	**27,909,134**	**21,180,727**	**23,633,141**	**23,324,398**

18. CAPITAL AND PRUDENT REGULATORY REQUIREMENTS

(CONSOLIDATED AMOUNTS IN THOUSANDS OF €) CATEGORIES VALUES	AMOUNTS AS AT 30.06.2001	31.12.2000	30.06.2000
A. Capital for regulatory purposes			
A.1 Tier 1 capital	9,531,014	8,609,667	8,790,518
A.2 Supplementary capital (tier 2)	4,458,358	3,456,375	2,679,011
A.3 Items to be deducted	268,845	341,326	479,112
A.4 Capital for regulatory purposes	13,720,527	11,724,716	10,990,417
B. Prudent regulatory requirements ***			
B.1 Credit risks	10,711,160	10,054,291	9,049,538
B.2 Market risks	1,322,749	959,875	620,536
of which: - trading portfolio risks	*1,123,792*	*875,504*	*545,828*
- exchange rate risks	*198,957*	*84,371*	*74,708*
B.2.1 Third level subordinated loans (tier 3)	599,154	-	-
B.3 Other prudent requirements	-	-	-
B.4 Total prudent requirements	12,033,909	11,014,166	9,670,074
C. Risk assets and regulatory ratios			
C.1 Weighted risk assets**	150,423,863	137,677,075	120,875,917
C.2 Tier 1 capital/Weighted risk assets	6.34%	6.25%	7.27%
C.3 Capital for regulatory purposes/Weighted risk assets	9.52%	8.52%	9.09%

Note **: Total prudential requirements multiplied by the reciprocal of the minimum mandatory ratio for credit risk.
***: Estimates for the period.

Part D - Notes to the Profit and Loss Account

1. Composition of interest

1.1. Interest income and similar revenues
(item 10 of profit and loss account)

1.2. Interest expense and similar charges
(item 20 of profit and loss account)

2. Details of interest

3. Commission

3.1. Commission income
(item 40 of profit and loss account)

3.2. Commission expense
(item 50 of profit and loss account)

4. Composition of the "trading profits/losses" of the profit and loss account

5. Composition of the administrative costs

6. Extraordinary income and charges

6.1. Extraordinary income
(item 190 of profit and loss account)

6.2. Extraordinary charges
(item 200 of profit and loss account)

1. COMPOSITION OF INTEREST

1.1 Interest income and similar revenues (item 10 of profit and loss account)

(CONSOLIDATED AMOUNTS IN THOUSANDS OF €)	1st HALF 2001	1st HALF 2000 RESTATED*	1st HALF 2000	YEAR 2000
a) on loans to banks	686,158	462,464	426,839	1,062,782
of which: on loans to central banks	*38,136*	*27,980*	*24,593*	*65,198*
b) on loans to customers	4,342,288	3,396,176	3,239,258	7,470,081
c) on debt securities	1,023,363	957,965	918,322	2,064,845
d) other interest income	22,318	11,900	11,793	55,071
e) positive balance of margins on "hedging" transactions	-	-	-	-
Total	**6,074,127**	**4,828,505**	**4,596,212**	**10,652,779**

1.2 Interest expense and similar charges (item 20 of profit and loss account)

(CONSOLIDATED AMOUNTS IN THOUSANDS OF €)	1st HALF 2001	1st HALF 2000 RESTATED*	1st HALF 2000	YEAR 2000
a) on amounts due to banks	1,006,566	724,620	694,171	1,508,284
b) on amounts due to customers	1,518,943	1,048,498	994,288	2,480,866
c) on securities in issue	769,675	658,718	626,734	1,588,425
of which: on certificates of deposit	*298,601*	*180,061*	*171,223*	*688,346*
d) on deposits received in administration	95	30	30	133
e) on subordinated debt	163,246	37,325	37,325	143,967
f) negative balace of margins on "hedging" transactions	157,238	107,988	108,606	261,635
Total	**3,615,763**	**2,577,179**	**2,461,154**	**5,983,310**

2. DETAILS OF INTEREST

(CONSOLIDATED AMOUNTS IN THOUSANDS OF €)	1st HALF 2001	1st HALF 2000 RESTATED*	1st HALF 2000	YEAR 2000
Interest income and similar revenue on currency assets	1,660,058	1,145,535	1,063,022	2,768,463
Interest expense and similar charges on currency liabilities	1,514,218	1,123,357	1,084,784	2,462,983

3. COMMISSION

3.1 Composition of item 40 "Commission income"

(CONSOLIDATED AMOUNTS IN THOUSANDS OF €)	1st HALF 2001	1st HALF 2000 RESTATED*	1st HALF 2000 **	YEAR 2000 **
a) guarantees given	46,123	44,325	41,503	85,134
b) collection and payment services	249,405	199,244	188,860	334,676
c) management, brokerage, and advisory services:	1,114,215	1,237,954	1,225,100	2,348,204
1. securities dealing	69,654	143,727	143,203	213,809
2. currency dealing	52,003	43,039	42,366	89,562
3. asset management	80,280	108,487	106,905	198,677
4. custody and administration of securities	45,458	46,408	45,871	93,798
5. placement of securities	130,877	119,423	115,030	178,058
6. consultancy	730	4,836	4,828	6,421
7. door-to-door selling of securities, products and services	3,900	2,778	2,778	22,802
8. collection of orders	39,926	85,762	80,625	143,548
9. management of collective investment funds	691,387	683,494	683,494	1,401,529
d) tax collection services	66,649	63,862	63,862	135,281
e) other services	395,530	391,651	374,427	829,404
of which: - loans granted	*188,772*	*183,381*	*177,014*	*379,208*
- securities-related services	*4,292*	*4,865*	*4,847*	*9,889*
- rental of safe deposit boxes	*4,474*	*3,689*	*3,609*	*7,351*
- insurance products	*96,155*	*95,030*	*94,516*	*145,617*
- refunds and sundry recoveries	*22,974*	*26,864*	*26,029*	*51,899*
- transactions and services abroad	*3,715*	*3,806*	*2,805*	*7,731*
- others	*75,148*	*74,016*	*65,607*	*227,709*
Total	**1,871,922**	**1,937,036**	**1,893,752**	**3,732,699**

** Data restated for comparability.

3.2 Composition of item 50 "Commission expenses"

(CONSOLIDATED AMOUNTS IN THOUSANDS OF €)	1st HALF 2001	1st HALF 2000 RESTATED*	1st HALF 2000 **	YEAR 2000 **
a) collection and payment services	49,602	35,929	34,124	92,284
b) management and brokerage services:	157,002	94,016	93,909	201,944
1. securities dealing	33,552	3,483	3,416	28,700
2. currency dealing	1,411	1,298	1,293	3,172
3. asset management	6,307	496	496	1,609
4. custody and administration of securities	7,898	2,599	2,564	13,572
5. placement of securities	57,736	28,779	28,779	43,294
6. door-to-door selling of securities, products, and services	14,986	43,285	43,285	92,942
7. management of collective investment funds	35,112	14,076	14,076	18,655
c) other services	41,009	44,688	42,908	93,686
of which: - loans received	*1,335*	*2,163*	*2,058*	*3,111*
- securities-related services	*4,047*	*2,277*	*2,113*	*3,000*
- rental of safe deposit boxes	*7*	*8*	*8*	*14*
- transactions and services with foreign counterparts	*643*	*1,265*	*1,030*	*2,875*
- insurance products	*-*	*7*	*7*	*-*
- others	*34,977*	*38,968*	*37,692*	*84,686*
d) guarantees received	3,867	9,237	9,237	5,676
Total	**251,480**	**183,870**	**180,178**	**393,590**

** Data restated for comparability.

4. COMPOSITION OF TRADING PROFITS (LOSSES) OF THE PROFIT AND LOSS ACCOUNT

(CONSOLIDATED AMOUNTS IN THOUSANDS OF €)	1st HALF 2001	1st HALF 2000 RESTATED*	1st HALF 2000	YEAR 2000
Securities transactions	82,066	145,068	146,301	109,496
Currency transactions	78,898	102,228	94,891	176,370
Other transactions	297,921	94,590	95,248	352,099
Total	**458,885**	**341,886**	**336,440**	**637,965**

The details of the data for 1st half of 2001 is as follows:

(CONSOLIDATED AMOUNTS IN THOUSANDS OF €) **ITEMS/TRANSACTIONS**	SECURITIES TRANSACTIONS	CURRENCY TRANSACTIONS	OTHER TRANSACTIONS	TOTAL
A.1 Revaluations	446,948	-	1,408,173	1,855,121
A.2 Write-downs	-444,170	-	-1,041,759	-1,485,929
B. Other profits/losses	79,288	78,898	-68,493	89,693
Total	**82.066**	**78,898**	**297,921**	**458,885**
1. Government Securities	17,365			
2. Other debt securities	44,357			
3. Equity securities	-27,148			
4. Derivative contracts on securities	47,492			

5. COMPOSITION OF "ADMINISTRATIVE EXPENSES"

(CONSOLIDATED AMOUNTS IN THOUSANDS OF €)	1st HALF 2001	1st HALF 2000 RESTATED*	1st HALF 2000	YEAR 2000
a) payroll costs:				
- wages and salaries	1,087,448	924,110	882,110	1,946,795
- social security charges	294,019	274,195	263,026	565,604
- employee severance pay	65,003	63,417	61,101	118,330
- reserve for retirement and similar obligations	28,789	25,866	23,211	41,145
- others	41,981	55,625	51,427	101,146
	1,517,240	**1,343,213**	**1,280,875**	**2,773,020**
b) other administrative expenses:				
- indirect taxes and dues	144,090	145,719	140,122	294,487
- miscellaneous costs and expenses	761,891	645,535	606,205	1,333,367
	905,981	**791,254**	**746,327**	**1,627,854**
Total	**2,423,221**	**2,134,467**	**2,027,202**	**4,400,874**

Details of "miscellaneous costs and expenses":

- Fees to external consultants	*82,756*	*59,220*	*56,536*	*153,605*
- Insurance	*13,852*	*12,492*	*11,241*	*25,324*
- Advertising	*80,167*	*50,003*	*47,415*	*123,395*
- Surveillance of sites and escort of securities	*38,349*	*33,503*	*31,648*	*70,643*
- Internal and external site surveillance	*19,402*	*17,550*	*16,937*	*36,263*
- Transport and escort of securities and documents	*18,947*	*15,953*	*14,711*	*34,380*
- Services performed by third parties	*87,122*	*93,552*	*89,474*	*160,402*
- Property-related expenses	*153,383*	*136,406*	*130,771*	*272,023*
- Lease payments	*91,181*	*72,337*	*69,922*	*149,318*
- Site maintenance	*18,318*	*18,704*	*17,952*	*33,307*
- Site cleaning	*15,418*	*15,122*	*14,369*	*31,343*
- Energy consumption	*28,466*	*30,243*	*28,528*	*58,055*
- Maintenance and leasing of furniture, machines and equipment	*46,615*	*36,845*	*33,974*	*75,313*
- Maintenance and repair of furniture, machines and equipment	*33,472*	*29,997*	*28,155*	*56,199*
- Leasing of electronic equipment and software	*13,143*	*6,848*	*5,819*	*19,114*
- Postage, telephone, printed materials and other office expenses	*122,698*	*105,501*	*98,689*	*211,860*
- Postage, telephone, telegraph and telex	*94,735*	*80,494*	*76,256*	*159,899*
- Printing and stationery	*24,506*	*17,971*	*17,539*	*39,170*
- Supply of office items	*3,457*	*7,036*	*4,894*	*12,791*
- Rentals and other travel expenses	*46,256*	*29,756*	*29,458*	*69,995*
- Travel-related expenses	*24,787*	*14,992*	*14,694*	*35,400*
- Various rentals	*21,469*	*14,764*	*14,764*	*34,595*
- Credit information and searches	*11,610*	*7,747*	*6,729*	*16,913*
- Other expenses	*79,083*	*80,510*	*70,270*	*153,894*
- Compensation and various charges for directors and internal auditors	*8,993*	*8,503*	*7,813*	*17,025*
- Charitable donations	*1,607*	*1,659*	*1,459*	*3,435*
- Others	*68,483*	*70,348*	*60,998*	*133,434*
Total	**761,891**	**645,535**	**606,205**	**1,333,367**

6. EXTRAORDINARY INCOME AND CHARGES

6.1 Extraordinary income (composition of item 190)

(CONSOLIDATED AMOUNTS IN THOUSANDS OF €)	1st HALF 2001	1st HALF 2000 RESTATED*	1st HALF 2000	YEAR 2000
Gains on sales of:	**66,474**	**20,166**	**17,804**	**161,993**
- properties	7,594	5,129	4,075	37,220
- investment securities	2,369	4,485	4,466	3,031
- equity investments	33,604	8,763	8,763	111,918
- other assets	22,907	1,789	500	9,824
Contingent gains and non-existent liabilities:	**91,974**	**147,734**	**145,676**	**268,975**
- surplus from prior-year provisions	26,016	40,826	39,760	69,385
- non-existent liabilities due to write-offs	187	2,013	2,013	5,514
- recoveries of written-off assets	202	9,641	9,290	1,481
- advance taxes relating to previous years	46,780	37,126	37,126	20,886
- various	18,789	58,128	57,487	171,709
Total	**158,448**	**167,900**	**163,480**	**430,968**

6.2 Extraordinary charges (composition of item 200)

(CONSOLIDATED AMOUNTS IN THOUSANDS OF €)	1st HALF 2001	1st HALF 2000 RESTATED*	1st HALF 2000	YEAR 2000
Losses on sales of:	**11,705**	**5,341**	**2,709**	**62,549**
- properties	5,222	1,692	1,469	5,130
- investment securities	431	403	403	760
- equity investments	5,388	284	284	50,003
- other financial fixed assets	-	-	-	-
- other assets	664	2,962	553	6,656
Contingent losses and non-existent assets:	**52,701**	**53,918**	**52,473**	**268,226**
- personnel expenses for early retirement benefit payments	4,900	6,476	6,218	19,131
- losses to various risks	3,928	4,546	4,546	24,846
- deferred taxes relating to previous periods	13	4,779	4,779	511
- provisions for risks and charges reserve (Leg. Decree 153/99) **	-	-	-	126,016
- various	43,860	38,117	36,930	97,722
Total	**64,406**	**59,259**	**55,182**	**330,775**

** This is the provision for the risks and charges reserve at the end of 2000 against tax benefits obtained from the application of Legislative Decree 153/99 in the years 1998 (33 million €) and 1999 (93 million €).

Part E - Other Information on the Consolidated Accounts



1. Average number of employees

2. Number of operational branches

152

Part E - Other information on the Consolidated Accounts

1. AVERAGE NUMBER OF EMPLOYEES

	30.06.2001	31.12.2000	30.06.2000 RESTATED*	30.06.2000
Average number of employees	65,155	63,668	67,707	62,229

The number of employees, indicated above, is calculated as the arithmetic mean of the number of employees at the end of the period under consideration and the previous period.

2. NUMBER OF OPERATIONAL BRANCHES

		30.06.2001	31.12.2000	30.06.2000 RESTATED*	30.06.2000
a) Bank branches:					
Domestic banks					
units operating in Italy		2,913	2,872	2,813	2,691
units operating abroad		8	8	7	7
Total	**a)**	**2,921**	**2,880**	**2,820**	**2,698**
b) Non-Italian banks					
Pekao Group		807	814	745	743
Other companies		231	237	228	10
Total	**b)**	**1,038**	**1,051**	**973**	**753**
Total	**(a+b)**	**3,959**	**3,931**	**3,793**	**3,451**

Part F - Scope of Consolidation

Parte F - Scope of consolidation

Scope of consolidation

The consolidated report on management performance details the balance sheet situation, the financial situation, and the operating results as at 30 June 2001 of the UniCredito Italiano Banking Group (registration no. 3135.1 in the Banking Group Register) that includes the Parent Company, the companies in which the Parent Company directly or indirectly owns the majority of the voting rights as well as the subsidiary companies by virtue of statutory dispositions and shareholders' agreements (controlling influence) operating in the banking and finance sector, or whose exclusive or main activities are in support of Group companies.

The Financial Statements of the Parent Company and the companies making up the banking Group are fully consolidated (the Pekao Group and the Pioneer Group, defined later, are consolidated on the basis of the respective consolidated financial statements) with the exception of:

- those companies that are subject to liquidation proceedings (held at cost)
  Auges S.p.A. SIM, SRPBG Sp.Zo.O, Agroinvest FPS a.s., Pioneer Funds Management Ltd, Pekao/Alliance Capital Management S.A.
- those that are in the course of being sold
  - *valued using the equity method*
    Banca di Bergamo S.p.A.
  - held at cost
    Société Anonyme de Gestion Financière-Sagefi
- those that due to their size are not considered significant for the purposes of the clarity of the financial statements, according to article 29 paragraph 1 of Legislative Decree 87/92. This includes:
  - valued using the equity method
    UniCredit International Services UniCIIS S.r.l., Euro Capital Structures Ltd, Société Civile Immobilière Cordusio, UniCredit Capital Italia Advisory Company S.A., UniCredit Consulting S.r.l., Verisparmio Ges.Tri. S.p.A., Pekao Financial Services Sp.Zo.O., Pekao Informatyka Sp.Zo.O, Pekao Trading Corporation, Trinity Management Sp. Zo.O,.S.B. Trade d.o.o.
  - held at cost
    Central Poland Fund Llc, Pracownicze Towarzystwo Emerytalne S.A.

The Scope of consolidation also includes the following equity investments:

- controlling, direct and/or indirect, or joint control in companies involved in activities other than banking, finance, or support;
- in companies in which the share of ownership, direct and/or indirect, is between 20 and 50 per cent.

These companies are valued using the equity method.

Excluded from the Scope of consolidation are those companies subject to a certain but not significant influence, those intended for sale or non operational, which are valued at cost.

See the table "Significant equity investments" for the complete list of significant equity investments with

an indication of the relative methods of consolidation. In order to provide an immediate picture of the companies that make up the Group they are listed below:

1. Equity investments consolidated using the line-by-line method

National credit companies
UniCredito Italiano S.p.A.
Banca dell'Umbria 1462 S.p.A.
Banca CRT S.p.A.
Cariverona Banca S.p.A.
Cassa di Risparmio di Trento e Rovereto S.p.A.
Cassa di Risparmio di Trieste Banca S.p.A.
Cassa di Risparmio di Carpi S.p.A.
Cassamarca S.p.A.
Credito Italiano S.p.A.
Rolo Banca 1473 S.p.A.
UniCredit Banca Mobiliare S.p.A.
TradingLab Banca S.p.A.
Banca Mediocredito S.p.A.
Mediocredito dell'Umbria S.p.A.
Mediovenezie Banca S.p.A.

National financial institutions
Cordusio Società Fiduciaria per Azioni
Credit Carimonte S.p.A.
CreditRas Previdenza S.p.A. I.M.
Pioneer Investment Management S.G.R. p.A.
(formerly Europlus Unicredit Rolo Gestioni)
Pioneer Global Asset Management S.p.A.
Pioneer Alternative Investment Management S.G.R.p.A.
Fiditalia S.p.A.
Gesticredit S.G.R. p.A.
Locat S.p.A.
UniCredit Factoring S.p.A.
Clarima S.p.A. (formerly UniCredit Imprese S.p.A.)
Uniriscossioni S.p.A.
Fida Sim S.p.A.
F.R.T. Fiduciaria Risparmio Torino Sim S.p.A.
Fondinvest Risparmio S.G.R.p.A.
Gestiveneto S.G.R.p.A.
Rolo Pioneer S.G.R.p.A.
(formerly Rolofond S.G.R.p.A.)
Sogefactor S.r.l.
Xelion Sim S.p.A.
Grifofactor S.p.A.
S+R Investimenti e Gestioni S.G.R.p.A

National ancilliary companies
Quercia Software S.p.A.
Trivimm S.p.A.
UniCredit Produzioni Accentrate S.c.p.A.
UniCredit Servizi Informativi S.c.p.A.

Foreign credit companies
Banque Monegasque de Gestion S.A.
UniCredit Finance Corporation Ltd
UniCredit (Suisse) Bank S.A.
UniCredito Italiano Bank (Ireland) Plc
Banca Agricola Commerciale della Repubblica di San Marino S.A.
Bulbank A.D.
Pol'nobanka a.s.
Splitska Banka d.d.
Cassa di Risparmio di Trieste Banca d.d.

Foreign financial institutions
Pioneer Investment Management S.A.
Pioneer Investment Management Ltd.
Pioneer Alternative Investment Management Ltd
Pioneer Fonds Marketing Gmbh
Pioneer Institutional Investment Management S.A.
(formerly Gestiveneto Luxembourg S.A.)
Rolo Pioneer Luxembourg S.A. (formerly Rolo International Asset Management S.A. - Riam)

Tyrerescom Ltd
UniCredit Delaware Inc.
Cariverona Ireland Plc
CR Trieste Ireland Ltd
UniCredito Italiano Capital Trust I
UniCredito Italiano Capital Trust II
UniCredito Italiano Funding LLC I
UniCredito Italiano Funding LLC II

Pekao Group

Bank Pekao S.A. – Grupa Pekao S.A.
Bank Pekao (Ukraina)
(formerly Bank Depozytowo-Kredytowy (Ukraina) Ltd)
Bank Polska Kasa Opieki Tel-Aviv Ltd
Centralny Dom Maklerski Grupy Pekao S.A.
Pekao Faktoring Sp.ZO.O.
Pekao Fundusz Kapitalowy Sp. ZO.O.
Pekao Leasing Sp.ZO.O.
Pekao PTE S.A.
(formerly Pekao/Alliance PTE S.A.)

Pioneer Group

Pioneer Investment Management USA Inc.
Pioneer Pekao Investment Management S.A.
Pioneer Czech Financial Company Sro
Pioneer Czech Investment Company A.S.
Pioneer Financial Services Sp.zo.o.
Pioneer First Polish Investment Fund S.A.
Pioneer Funds Distributor Inc.
Pioneer Global Funds Distributor Ltd
Pioneer International Corp.
Pioneer Investment Management Inc.
Pioneer Global Investments Ltd
(formerly Pioneer Management (Ireland) Ltd)
Pioneer Investment Management Shareholder
Services Inc. (formerly Pioneering Services Corp.)
Pekao/Alliance Towarzystwo Funduszy
Inwestycyjnych S.A.
Pioneer Universal Pension Fund Co.

2. Equity investments consolidated with the equity method

Banca di Bergamo S.p.A.
Broker Credit S.p.A.
Commercial Union Vita S.p.A.
UniCredit International Services UniCIIS S.r.l.
(formerly Credito Italiano International – Services
(C.I.I.S.) S.r.l.)
CreditRas Assicurazioni S.p.A
CreditRas Vita S.p.A
Euro Capital Structures Ltd
Fidia Fondo Interbancario d'Investimento
Azionario S.p.A.
Prominvestment S.p.A.
S.T.T. S.p.A.
UniCredit Assicura S.r.l.
UniCredit Capital Italia Advisory Company S.A.
UniCredit Consulting S.r.l.
Banca Cassa di Risparmio di Savigliano S.p.A.
Bank Handlowy International S.A.
Leasing Fabryczny Sp.Zo.O. (formerly BDK –
Daewoo Leasing Sp.Zo.O.)
Consorzio CA.RI.CE.SE
Cassa di Risparmio di Bra S.p.A.
Cassa di Risparmio di Fossano S.p.A.
Cassa di Risparmio di Saluzzo S.p.A.
Casse e Assicurazioni Vita S.p.A.
Duerrevita S.p.A.
Liseuro S.p.A.
Pekao Development Sp.ZO.O.
Pekao Financial Services Sp.ZO.O.
Pekao Informatyka Sp.ZO.O.
Pekao Trading Company Ltd
Pekao Trading Corporation
Risparmio Vita Assicurazioni S.p.A.
Società Friulana Esazione Tributi – S.F.E.T. S.p.A.
Société Civile Immobilière Cordusio
S.S.I.S. Società Servizi Informatici Sammarinese S.p.A.

Trinity Management Sp.ZO.O.
Jupiter NFI S.A.
Verisparmio Ges.Tri. S.p.A.
SB Trade d.o.o.
Sebi S.p.A.
Agrocons Centrum A.S.
Grifo Insurance Brokers S.r.l.
Pioneer ITI Amc Ltd
Immocri S.p.A.
Immobiliare Lombarda S.p.A.
Locat Rent S.p.A.
Access Sp. Zo. O.

Consolidation criteria and principles

The criteria and principles of consolidation that have been adopted are set out below.

Accounts subject to consolidation

The statements as at 30 June 2001 of the Parent Company and the Companies, as set out and approved by the appropriate corporate Bodies, have been used for the consolidation.

For the consolidation of the Pekao Group and the Pioneer Group, as defined above within the "Scope of Consolidation", the respective consolidated statements have been used, again as at 30 June 2001, restated according to the layouts stipulated by Italian law.

The reports of the main fully consolidated Companies are subject to limited reviews on the part of the leading External Auditors.

The reports have been suitably restated and updated to take account of the consolidation needs and, where necessary, modified to bring them into line with the Group's accountancy principles.

Statements expressed in foreign currencies have been converted on the basis of the official exchange rates at the end of the period.

For the purposes of consolidation, the statement drawn up according to the "financial method" was used for leasing operations carried out by the Group.

Consolidation of equity investments

The book value of the equity investments in subsidiaries included in the consolidation for the first time is compensated by the corresponding fraction of the shareholders' equity of such companies, against the assumption of the assets and liabilities, according to the line-by-line or the proportional method. The difference determined by this compensation is applied in the consolidated balance sheet, where possible, to the items under assets or liabilities of the subsidiary.

Any residual difference, if negative, is entered in the Consolidated Balance Sheet in the item "negative consolidation differences", if positive at the item "positive consolidation differences" to be amortised over a period of 10 years. For the equity investments acquired and consolidated in the second half of the year the amortisation is commensurate to the period of ownership, on a monthly basis.

If the negative difference is due to the prediction of an unfavourable performance of future operating results of the subsidiary, it is entered in the "consolidation reserve for future risks and charges" which is transferred to the consolidated Profit and Loss Account at the moment and in the amount of the occurence of such prediction.

Also included in the consolidated reserves are differences due to conversion, at the official rate of exchange at the end of the period, of the shareholders' equity expressed in foreign currency of the subsidiary included in the consolidation.

For companies consolidated by the line-by-line or proportional method, the consolidation procedures applied are those set out in circular no. 166 of the Supervisory Authority in pursuance of Legislative Decree 87/92:

- summation of the items of the individual statements according to the obligatory layouts;
- elimination of the inter-group balance sheet and P&L operations, except for trading profits and losses and for revenues and charges similar to the interest from "off-balance sheet" transactions and from forward transactions on currencies and securities that have not been eliminated for the sake of a more accurate and timely representation of the various operational and financial assets of the Group and the relative sources for costs and revenues. These transactions have however been carried out at market prices;
- elimination of the dividends collected at Group level and the write-downs and write-backs carried out on consolidated equity investments;
- elimination of the book value of the subsidiaries in the financial position of the controlling company against the assets of the subsidiaries, taking account of what is set out above regarding the declaration of consolidation differences and changes;
- entry of the proportions of shareholders' equity held by third parties in the appropriate item in liabilities with a separate indication in the profit and loss account of the share of profits of interest to third parties.

The changes in the value of the shareholders' equity of the subsidiaries that correspond to the share of ownership, occured in the years after that of the first application of the consolidation principle, are entered in item 170 d) of the balance sheet ("other reserves").

The equity investments in which the controlling company exercises a significant influence, that is those in which the investment is greater than 20% and those subsidiaries that are not fully consolidated, are valued on the basis of the shareholders' equity.

Any book value greater than the corresponding fraction of shareholders' equity, resulting from the application of this valuation, attributed to goodwill, is entered in the appropriate item in assets "positive differences of shareholders' equity" or it is subtracted from "negative differences" up to their full amount.

In the event that the book value is lower than the corresponding fraction of shareholders' equity, it is entered in the item "negative differences of shareholders equity" or if it is due to the prediction of an evolution of the future operating results of the subsidiary, in the sub-item c) "consolidation reserve for future risks and charges" of the item "reserves for risks and charges".

The changes in the asset value of the subsidiary that correspond to the share of ownership, taking place in the years after that of the first application of the accounting principle, are entered:
- for the share of profit (loss) for the period, in item 170 of the profit and loss account (profits and losses of the equity investments valued at shareholders' equity);
- for the share of increase (decrease) in shareholders' equity, in item 170 d) of the balance sheet ("other reserves").

Significant equity investments as at 30 June 2001

NAME	HEAD OFFICE	EQUITY INVESTMENT RELATIONSHIP COMPANY		SHARE %
A.Companies included in the consolidation				
A.1Full consolidation method				
1) UNICREDITO ITALIANO S.p.A.	Genoa	Parent Company		
2) BANCA CRT S.p.A.	Turin	A1.	1	100.00
3) CARIVERONA BANCA S.p.A.	Verona	A1.	1	99.76
4) CASSA DI RISPARMIO DI TRENTO E ROVERETO S.p.A.	Trento	A1.	1	96.82
5) CASSA DI RISPARMIO DI TRIESTE BANCA S.p.A.	Trieste	A1.	1	79.66
6) CASSAMARCA S.p.A.	Treviso	A1.	1	100.00
7) CREDITO ITALIANO S.p.A.	Genoa	A1.	1	100.00
8) ROLO BANCA 1473 S.p.A.	Bologna	A1.	1	18.87
		A1.	29	42.45
9) UNICREDIT BANCA MOBILIARE S.p.A	Milan	A1.	1	100.00
10) BANCA MEDIOCREDITO S.p.A.	Turin	A1.	2	63.26
		A1.	3	0.20
11) MEDIOVENEZIE BANCA S.p.A	Verona	A1.	3	97.60
12) BANCA DELL'UMBRIA 1462 S.p.A	Perugia	A1.	8	71.77
13) CASSA DI RISPARMIO DI CARPI S.p.A	Carpi	A1.	8	73.81

Significant equity investments (continued)

NAME	HEAD OFFICE	EQUITY INVESTMENT RELATIONSHIP COMPANY	SHARE %
14) MEDIOCREDITO DELL'UMBRIA S.P.A.	Perugia	A1. 8	38.46
		A1. 12	53.71
15) TRADINGLAB BANCA S.p.A.	Milan	A1. 9	100.00
16) BANQUE MONEGASQUE DE GESTION S.A.	Monaco (Montecarlo)	A1. 1	100.00
17) BANK PEKAO S.A. – GRUPA PEKAO S.A.	Warsaw	A1. 1	53.17
18) BULBANK A.D.	Sofia	A1. 1	85.20
19) POL'NOBANKA A.S.	Bratislava	A1. 1	72.39
20) SPLITSKA BANKA D.D.	Split	A1. 1	62.59
21) UNICREDIT FINANCE CORPORATION LIMITED	Nassau	A1. 1	100.00
22) UNICREDIT (SUISSE) BANK S.A.	Lugano	A1. 1	100.00
23) UNICREDITO ITALIANO BANK (IRELAND) PLC	Dublin	A1. 1	100.00
24) BANCA AGRICOLA COMMERCIALE DELLA REPUBBLICA DI S. MARINO S.A.	Borgo Maggiore (San Marino)	A1. 8	85.65
25) CASSA DI RISPARMIO DI TRIESTE BANCA D.D.	Zagreb	A1. 5	83.95
26) BANK PEKAO (UKRAINA) LTD	Luck	A1. 17	35.00
(FORMERLY BANK DEPOZYTOWO-KREDYTOWY (UKRAINA) LTD)		A1. 66	35.00
27) BANK POLSKA KASA OPIEKI TEL-AVIV LTD	Tel Aviv	A1. 17	99.99
28) CORDUSIO Società Fiduciaria per Azioni	Milan	A1. 1	100.00
29) CREDIT CARIMONTE S.p.A.	Modena	A1. 1	51.00
30) CREDITRAS PREVIDENZA Società per Azioni di Intermediazione Mobiliare	Milan	A1. 1	50.00
31) FIDITALIA S.p.A.	Milan	A1. 1	50.00
32) GESTICREDIT S.G.R. p.A.	Milan	A1. 1	100.00
33) LOCAT S.p.A.	Bologna	A1. 1	54.52
		A1. 2	8.81
		A1. 3	1.72
		A1. 8	23.30
34) PIONEER INVESTMENT MANAGEMENT S.g.r.p.A.	Milan	A1. 1	65.00
		A1. 8	35.00
35) UNICREDIT FACTORING S.p.A.	Milan	A1. 1	66.67
		A1. 8	33.33
36) CLARIMA S.p.A. (formerly UNICREDIT IMPRESE S.p.A.)	Milan	A1. 1	100.00
37) UNIRISCOSSIONI S.p.A.	Turin	A1. 1	100.00
38) XELION SIM S.p.A.	Milan	A1. 1	77.90
		A1. 2	22.10
39) FIDA SIM S.p.A.	Turin	A1. 2	100.00
40) FRT – FIDUCIARIA RISPARMIO TORINO SIM S.p.A.	Turin	A1. 39	100.00
41) FONDINVEST RISPARMIO S.G.R. S.p.A.	Turin	A1. 2	86.96
		A1. 39	13.04
42) GRIFOFACTOR S.p.A.	Perugia	A1. 12	98.00

Significant equity investments (continued)

NAME	HEAD OFFICE	EQUITY INVESTMENT RELATIONSHIP COMPANY		SHARE %
43) GESTIVENETO S.G.R.p.A.	Verona	A1.	3	100.00
44) ROLO PIONEER S.G.R.p.A. (FORMERLY ROLOFOND S.G.R. S.p.A.)	Bologna	A1.	8	100.00
45) SOGEFACTOR S.r.l.	Milan	A1.	31	100.00
46) S+R INVESTIMENTI E GESTIONI S.g.r.p.A.	Milan	A1.	8	100.00
47) PIONEER ALTERNATIVE INVESTMENT MANAGEMENT LTD	Dublin	A1.	1	100.00
48) PIONEER ALTERNATIVE INVESTMENT MANAGEMENT S.G.R.p.A	Milan	A1.	1	100.00
49) PIONEER GLOBAL ASSET MANAGEMENT S.p.A	Milan	A1.	1	66.60
		A1.	8	33.40
50) PIONEER INSTITUTIONAL INVESTMENT MANAGEMENT S.A. (FORMERLY GESTIVENETO LUXEMBOURG S.A.)	Luxembourg	A1.	1	100.00
51) PIONEER INVESTMENT MANAGEMENT S.A.	Luxembourg	A1.	1	100.00
52) PIONEER INVESTMENT MANAGEMENT LTD	Dublin	A1.	1	65.00
		A1.	8	35.00
53) PIONEER INVESTMENT MANAGEMENT USA Inc.	Boston	A1.	1	67.00
		A1.	8	33.00
54) TYRERESCOM LTD	Dublin	A1.	1	100.00
55) UNICREDITO ITALIANO FUNDING LLC I	Dover	A1.	1	100.00
56) UNICREDITO ITALIANO FUNDING LLC II	Dover	A1.	1	100.00
57) UNICREDITO ITALIANO CAPITAL TRUST I	Newark	A1.	1	100.00
58) UNICREDITO ITALIANO CAPITAL TRUST II	Newark	A1.	1	100.00
59) UNICREDIT DELAWARE Inc.	Dover	A1.	1	100.00
60) CARIVERONA IRELAND Plc.	Dublin	A1.	3	75.00
		A1.	6	25.00
61) CR TRIESTE IRELAND LTD	Dublin	A1.	5	99.99
		A1.	25	0.01
62) ROLO PIONEER LUXEMBOURG S.A. (FORMERLY RIAM)	Luxembourg	A1.	8	99.00
63) CENTRALNY DOM MAKLERSKI GRUPY PEKAO S.A. SPOLKA AKCYJNA	Warsaw	A1.	17	100.00
64) PEKAO PTE S.A. (FORMERLY PEKAO/ALLIANCE PTE S.A.)	Warsaw	A1.	17	100.00
65) PEKAO/ALLIANCE TFI S.A.	Warsaw	A1.	69	100.00
66) PEKAO FAKTORING SP.ZO.O	Lublin	A1.	17	100.00
67) PEKAO FUNDUSZ KAPITALOWY SP.ZO.O	Lodz	A1.	17	100.00
68) PEKAO LEASING SP.ZO.O	Warsaw	A1.	17	100.00
69) PIONEER PEKAO INVESTMENT MANAGEMENT S.A.	Warsaw	A1.	17	49.00
		A1.	77	51.00
70) PIONEER CZECH FINANCIAL COMPANY Sro	Prague	A1.	77	100.00
71) PIONEER CZECH INVESTMENT COMPANY A.S.	Prague	A1.	77	100.00
72) PIONEER FINANCIAL SERVICES Sp.Zo.o	Warsaw	A1.	77	100.00
73) PIONEER FIRST POLISH INVESTMENT FUND S.A.	Warsaw	A1.	69	100.00
74) PIONEER FONDS MARKETING GMBH	Munchen	A1.	49	100.00
75) PIONEER FUNDS DISTRIBUTOR INC.	Boston	A1.	78	100.00
76) PIONEER GLOBAL FUNDS DISTRIBUTOR Ltd	Hamilton	A1.	75	100.00

Significant equity investments (continued)

NAME	HEAD OFFICE	EQUITY INVESTMENT RELATIONSHIP COMPANY	SHARE %
77) PIONEER INTERNATIONAL Corp.	Wilmington	A1. 53	100.00
78) PIONEER INVESTMENT MANAGEMENT INC.	Wilmington	A1. 53	100.00
79) PIONEER GLOBAL INVESTMENTS LTD. (FORMERLY PIONEER MANAGEMENT (IRELAND) Ltd)	Dublin	A1. 53	100.00
80) PIONEER INVESTMENT MANAGEMENT SHAREHOLDER SERVICES INC. (FORMERLY PIONEERING SERVICES CORP.)	Boston	A1. 53	100.00
81) PIONEER UNIVERSAL PENSION FUND CO. (in liquidation)	Warsaw	A1. 53	100.00
82) QUERCIA SOFTWARE S.p.A.	Verona	A1. 3	100.00
83) TRIVIMM S.p.A.	Verona	A1. 3	18.00
		A1. 5	4.00
		A1. 6	7.00
		A1. 11	48.00
84) UNICREDIT PRODUZIONI ACCENTRATE	Milan	A1. 1	88.00
Società Consortile per azioni		A1. 2	3.00
(Quoted associate company)		A1. 3	3.00
		A1. 6	3.00
		A1. 8	3.00
85) UNICREDIT SERVIZI INFORMATIVI	Milan	A1. 1	88.00
Società Consortile per azioni		A1. 2	3.00
(Quoted associate company)		A1. 3	3.00
		A1. 6	3.00
		A1. 8	3.00
B.Equity investments valued at shareholders' equity			
1) AGROCONS CENTRUM A.S.	Bratislava	A1. 19	82.54
2) BANCA DI BERGAMO S.p.A.	Bergamo	A1. 1	90.34
3) BROKER CREDIT S.p.A.	Milan	A1. 1	100.00
4) COMMERCIAL UNION VITA S.p.A.	Milan	A1. 1	45.00
5) UNICREDIT INTERNATIONAL SERVICES UNICIIS S.r.l. (FORMERLY CREDITO ITALIANO INTERNATIONAL SERVICES - C.I.I.S- S.r.l.)	Rome	A1. 1	97.42
6) CREDITRAS ASSICURAZIONI S.p.A.	Milan	A1. 1	50.00
7) CREDITRAS VITA S.p.A.	Milan	A1. 1	50.00
8) EURO CAPITAL STRUCTURES LTD	Dublin	A1. 9	52.00
9) FIDIA – Fondo Interbancario d'Investimento Azionario S.p.A. (Shareholder Investment Interbank Fund)	Milan	A1. 1	25.00
10) IMMOCRI S.p.A.	Rome	A1. 2	39.93
		A1. 3	2.60
		A1. 4	0.78
		A1. 5	1.42
		A1. 6	0.57
11) PIONEER ITI AMC Limited	Chennai	A1. 53	47.67
12) PROMINVESTMENT S.p.A.	Rome	A1. 1	25.00
13) SB TRADE d.o.o.	Split	A1. 20	100.00
14) SEBI S.p.A.	Perugia	A1. 12	51.00
15) S.T.T. S.p.A.	Verona	A1. 1	3.00
		A1. 2	16.33
		A1. 3	14.00
		A1. 5	2.33
		A1. 6	3.00

Significant equity investments (continued)

NAME	HEAD OFFICE	EQUITY INVESTMENT RELATIONSHIP COMPANY		SHARE %
16) UNICREDITASSICURA S.r.l.	Milan	A1.	1	100.00
17) UNICREDIT CAPITAL ITALIA ADVISORY COMPANY S.A.	Luxembourg	A1.	1	100.00
18) UNICREDIT CONSULTING S.r.l.	Milan	A1.	1	100.00
19) BANCA CASSA DI RISPARMIO DI SAVIGLIANO S.p.A.	Savigliano (CN)	A1.	2	31.01
20) BANK HANDLOWY INTERNATIONAL S.A.	Luxembourg	A1.	17	21.63
21) Consorzio CA.RI.CE.SE	Bologna	A1.	1	9.59
		A1.	2	0.07
		A1.	3	0.07
		A1.	4	0.07
		A1.	6	0.07
		A1.	7	0.07
		A1.	8	23.92
		A1.	12	0.03
		A1.	24	0.17
22) CASSA DI RISPARMIO DI BRA S.p.A.	Bra (CN)	A1.	2	31.02
23) CASSA DI RISPARMIO DI FOSSANO S.p.A	Fossano (CN)	A1.	2	23.08
24) CASSA DI RISPARMIO DI SALUZZO S.p.A	Saluzzo (CN)	A1.	2	31.02
25) CASSE E ASSICURAZIONI VITA S.p.A.	Verona	A1.	3	80.00
		A1.	6	20.00
26) DUERREVITA S.p.A.	Bologna	A1.	8	50.00
27) GRIFO INSURANCE BROKERS S.r.l.	Perugia	A1.	12	36.43
		A1.	14	1.98
28) IMMOBILIARE LOMBARDA S.p.A.	Milan	A1.	1	11.16
		A1.	7	19.81
29) LISEURO S.p.A.	Udine	A1.	5	35.11
30) LOCAT RENT S.P.A	Milan	A1.	33	50.00
31) LEASING FABRYCZNY SP.ZO.O (formerly BDK Daewoo Leasing SP.ZO.O)	Lublin	A1.	17	50.00
32) PEKAO DEVELOPMENT SP.ZO.O	Lodz	A1.	17	100.00
33) PEKAO FINANCIAL SERVICES SP.ZO.O.	Warsaw	A1.	17	100.00
34) PEKAO INFORMATYKA SP.ZO.O	Lodz	A1.	17	100.00
35) PEKAO TRADING COMPANY LTD.	Toronto	A1.	17	100.00
36) PEKAO TRADING CORPORATION S.A.	New York	A1.	17	100.00
37) RISPARMIO VITA ASSICURAZIONI S.p.A.	Turin	A1.	2	50.00
38) SOCIETA' FRIULANA ESAZIONE TRIBUTI S.F.E.T. S.p.A.	Udine	A1.	8	33.33
39) SOCIETE CIVILE IMMOBILIERE CORDUSIO	Montecarlo	A1.	16	100.00
40) S.S.I.S. SOCIETA' SERVIZI INFORMATICI SAMMARINESE S.P.A.	Borgo Maggiore (San Marino)	A1.	24	50.00
41) TRINITY MANAGEMENT SP.ZO.O	Warsaw	A1.	17	50.00
42) VERISPARMIO GES.TRI. S.P.A.	Verona	A1.	3	100.00
43) JUPITER NFI S.A.	Warsaw	A1.	17	32.43
44) ACCESS SP.ZO.O	Warsaw	A1.	17	57.00
C. Other significant equity investments				
1) AGROINVEST FPS (in liquidation)	Bratislava	A1.	19	100.00
2) AUGES S.P.A. SIM (in liquidation)	Verona	A1.	1	7.77
		A1.	3	92.23
3) BALDINI E CASTOLDI S.p.A.	Milan	A1.	1	30.00

Significant equity investments (continued)

NAME	HEAD OFFICE	EQUITY INVESTMENT RELATIONSHIP COMPANY	SHARE %
4) LA COMPAGNIE FIDUCIAIRE S.P.A. (in liquidation)	Milan	A1. 1	30.00
5) ARGENTEA S.P.A.	Trento	A1. 4	26.00
6) Autostrada BS-VR-VI-PD S.P.A.	Verona	A1. 3	20.30
7) CONRIT SERVIZI S.r.l.	Turin	A1. 37	100.00
8) CASSA DI LIQUIDAZIONE E GARANZIA S.P.A.	Trieste	A1. 5	24.61
9) CASSA E ASSICURAZIONI S.P.A. (in liquidation)	Verona	A1. 3	65.00
10) ENTE AUTONOMO PER LE FIERE DI VERONA	Verona	A1. 3	22.16
11) INIZIATIVE URBANE S.P.A.	Trento	A1. 4	27.78
12) MEDIOINVEST S.r.l.	Perugia	A1. 14	100.00
13) RI.PO. S.r.l.	Turin	A1. 10	99.99
14) SELEZIONE TERZA S.r.l.	Rome	A1. 1	50.00
15) SERIN S.r.l.	Trento	A1. 4	20.00
16) S.T.O.A. SOCIETA' TRIVENETA PER L'ORGANIZZAZIONE E L'AUTOMAZIONE S.P.A.	Venice	A1. 3	11.11
		A1. 6	11.11
17) TCD – TriesteCittàDigitale S.p.A.	Trieste	A1. 5	31.34
18) ANICA SYSTEM S.A.	Lublin	A1. 67	35.91
19) BDK CONSULTING	Luck	A1. 17	99.00
20) CENTRAL POLAND FUND LLC	Wilmington	A1. 17	53.19
21) CPF MANAGEMENT	British Virgin Island	A1. 17	40.00
22) DRUKBANK SP.ZO.O	Zamosc	A1. 17	100.00
23) FABRYKA SPRZETU OKRETOWEGO "MEBLOMOR" S.A.	Czarnkow	A1. 67	23.81
24) GRUPA INWESTYCYJNA NYWING S.A.	Warsaw	A1. 17	24.60
25) KRAJOWA IZBA ROZLICZENIOWA S.A.	Warsaw	A1. 17	22.96
26) LANNEN POLSKA SP.ZO.O.	Tolkmicko	A1. 67	50.00
27) LUBELSKA KORPORACJA KOMUNIKACIJNA SP.ZO.O.	Lublin	A1. 68	58.50
28) MARIVATURIST d.d.	Makarska	A1. 20	81.75
29) MASTERS S.A.	Legnica	A1. 67	24.32
30) PEKAO/ALLIANCE CAPITAL MANAGEMENT S.A. (in liquidation)	Warsaw	A1. 17	100.00
31) PEKAO DELTA TRADING COMPANY PTY. LTD.	Sydney	A1. 17	89.50
32) PEKAO IMMOBILIER SARL	Paris	A1. 17	100.00
33) PIONEER FUNDS MANAGEMENT LTD (in liquidation)	Dublin	A1. 1	100.00
34) PKO TRADING CORPORATION	New York	A1. 17	100.00
35) POLCARD S.A.	Warsaw	A1. 17	29.70
36) PRACOWNICZE TOWARZYSTWO EMERYTALNE S.A.	Warsaw	A1. 63	98.98
37) SOCIETE ANONYME DE GESTION FINANCIERE – SAGEFI	Monaco (Montecarlo)	A1. 16	90.00
38) SRPBG SP.ZO.O. (in liquidation)	Lodz	A1. 17	95.00
39) SYRENA INTERNATIONAL SP.ZO.O.	Warsaw	A1. 17	37.50
40) TOMTEX SP.ZO.O.	Tomaszòw Mazowiecki	A1. 67	21.55
41) WAW PZL SP.ZO.O.	Mielec	A1. 67	37.77
42) WYTWORNIA SILNIKOW PZL-MIELEC SP.ZO.O.	Mielec	A1. 67	39.45
43) HSW FABRYKA MASZYN SP.ZO.O.	Janov Lubelski	A1. 67	76.90
44) ZPC SWIDNIK SP.ZO.O	Swidnik	A1. 67	26.81

Changes in the Scope of consolidation

Changes in the Scope of consolidation as at 30 June 2001, compared with 31 December 2000 are as follows:

A. COMPANIES INCLUDED IN THE CONSOLIDATION

A.1 Full consolidation method

Additions

Transferred from the scope of equity invesments valued at shareholders' equity:

- Pioneer Alternative Investment Management Ltd.
- Pioneer Universal Pension Fund Co.

Transferred from the scope of equity investments held at cost:

- TradingLab Banca S.p.A.
- Pioneer Global Asset Management S.p.A.
- Pioneer Alternative Investment Management S.G.R.p.A.

Eliminations

Incorporation on the part of Uniriscossioni S.p.A.:

- Esamarca S.p.A.
- Gespro S.p.A.

Incorporation on the part of Xelion Sim S.p.A.:

- UniCredit Sim S.p.A.

Incorporation on the part of Pioneer Funds Distributor Inc.:

- Pioneer Plans Corp.

B. EQUITY INVESTMENTS VALUED AT SHAREHOLDERS' EQUITY

Additions

Transferred from Other Significant Equity Investments held at cost:

- Immobiliare Lombarda S.p.A.
- Locat Rent S.p.A.

Acquisitions

- Access Sp. Zo. O.

Eliminations

Transferred to the scope of equity investments consolidated with the full consolidation method:

- Pioneer Alternative Investment Management Ltd.
- Pioneer Unversal Pension Fund Co.

Transferred among the Other significant equity investments, valued at cost:

- Pioneer Funds Management Ltd
- Société Anonyme de Gestion Financière-SAGEFI

Sales

- Pioneer Nationwide Sp.Zo.O.
- Mitteleuropaische Handelsbank AG

C. OTHER SIGNIFICANT EQUITY INVESTMENTS

Additions

Transferred from equity investments valued at Shareholders' equity:

- Pioneer Funds Management Ltd
- Societè Anonyme de Gestion Financière - SAGEFI

Acquisition arising out of the proportional partial split-off of Credito Fondiario e Industriale - FONSPA

- Selezione Terza S.r.l.

Acquisitions

- Medioinvest S.r.l.

Others

- Anica System S.A.
- Masters S.A.

Eliminations

Transferred to the scope of equity investments consolidated with the full consolidation method:

- Pioneer Global Asset Management S.p.A.
- Pioneer Alternative Investment Management S.G.R.p.A.
- TradingLab Banca S.p.A.

Transferred to the scope of equity investments valued with the equity method:

- Immobiliare Lombarda S.p.A.
- Locat Rent S.p.A.

Companies liquidated or sold

- Litcorp Ltd (in liquidation)
- Progetto City card S.p.A. (in liquidation)
- Pekao Ochrona Sp.Zo.O.
- Polski Leasing Przemyslowy S.A.
- SRP Investment Sp.Zo.O. (in liquidation)
- Wloknina Sp.Zo.O.
- Zwoltex S.A.

Others

- Zaslaw ZPIN Sp.Zo.O.

THE MANAGING DIRECTOR
PROFUMO

THE CHIEF ACCOUNTANT
LECCACORVI

Reconciliation of Net Income and Parent Company Shareholders' Equity with corresponding consolidated figures and changes in Shareholders' Equity

Forward transactions

Breakdown of assets and liabilities by area

Breakdown of assets and liabilities by maturity

Asset and liability positions with Group companies

Asset and liability positions with subsidiaries (major companies other than Group companies)

Information on significant equity investments

Reconciliation of net Income and parent Company shareholders' equity with corresponding consolidated figures and changes in shareholders' equity

(CONSOLIDATED AMOUNTS IN MILLIONS OF €)

	SHAREHOLDERS' EQUITY *	OF WHICH: NET INCOME FOR THE PERIOD
Balances as at 30 June 2001	**7.195,1**	**-21,7**
Surplus over book value		
- consolidated companies	1.818,3	1.077,8
- companies valued with the equity method	- 6,4	-2,9
Dividends collected during the period by the Parent Company		
from fully consolidated companies	-104,1	-182,5
Other consolidation restatements	-63,7	-67,6
Balances as at 30 June 2001	**8.839,2**	**803,1**
Minority interests	*2.752,3*	*235,0*
Balances as at 30 June 2001	*11.591,5*	*1.038,1*

* For the purposes of this table the shareholders' equity consists of: share capital, issue premiums, reserves, revaluation reserves, retained earnings/losses, profit/loss for the period and reserve for general banking risks.

(CONSOLIDATED AMOUNTS IN MILLIONS OF €)

	SHARE CAPITAL	ISSUE PREMIUMS	RESERVES	REVALUATION RESERVES	RETAINED EARNINGS	GROUP PORTION OF NET INCOME	RESERVE FOR GENERAL BANKING RISKS	TOTAL
Balances as at 31 December 2000	**1.297,4**	**3.117,3**	**2.294,6**	**479,6**	**0,1**	**1.394,8**	**60,0**	**8.643,8**
Changes in 1st half of 2001								
Allocation of net income:								
- dividends distributed	-	-	-	-	-	- 648,9	-	- 648,9
- transfer of net income to reserves	-	-	745,8	-		- 745,8	-	-
- other allocations	-	-	-	-	0,1	- 0,1	-	-
Other changes:								
- transfer to "other reserves" against exchange and split-off differences of Credito Fondiario e Industriale	-	-	58,9	-	-	-	-	58,9
- share capital increase	2,5	-	-	-	-	-	-	2,5
- conversion of share capital into euro with concomitant increase of same by means of use of Reserves	1.217,1	-	- 957,4	- 259,7	-	-	-	-
- changes in the consolidation area and others	-	-	- 19,0	3,5	-	-	-	- 15,5
- provisions/uses	-	-	-	-	-	-	- 4,7	- 4,7
- Group portion of net income	-	-	-	-	-	803,1	-	803,1
Balances as at 30 June 2001	**2.517,0**	**3.117,3**	**2.122,9**	**223,4**	**0,2**	**803,1**	**55,3**	**8.839,2**

Breakdown of Assets and Liabilities by Area

(CONSOLIDATED AMOUNTS IN THOUSANDS OF €)	AMOUNTS AS AT			
	30.06.2001	31.12.2000	30.06.2000 RESTATED*	30.06.2000
1 ASSETS				
ITALY				
1.1 Loans to banks	7,643,187	7,422,650	9,490,832	9,227,393
1.2 Loans to customers	101,769,079	97,245,959	91,627,331	88,214,274
1.3 Securities	19,472,106	22,024,801	22,723,199	22,001,533
	128,884,372	**126,693,410**	**123,841,362**	**119,443,200**
OTHER E.U. COUNTRIES				
1.1 Loans to banks	5,338,070	6,474,907	6,162,296	5,188,601
1.2 Loans to customers	4,300,814	5,528,262	4,240,050	4,231,434
1.3 Securities	3,041,771	2,277,710	2,675,968	2,559,943
	12,680,655	**14,280,879**	**13,078,314**	**11,979,978**
OTHER COUNTRIES				
1.1 Loans to banks	11,870,297	11,006,164	10,354,477	9,991,923
1.2 Loans to customers	13,471,255	12,382,548	11,837,344	10,963,275
1.3 Securities	11,593,491	8,882,566	8,259,955	7,677,389
	36,935,043	**32,271,278**	**30,451,776**	**28,632,587**
TOTAL ASSETS				
1.1 Loans to banks	24,851,554	24,903,721	26,007,605	24,407,917
1.2 Loans to customers	119,541,148	115,156,769	107,704,725	103,408,983
1.3 Securities	34,107,368	33,185,077	33,659,122	32,238,865
	178,500,070	**173,245,567**	**167,371,452**	**160,055,765**
2 LIABILITIES				
ITALY				
2.1 Due to banks	15,090,788	17,765,410	18,049,723	17,494,720
2.2 Due to customers	61,196,744	60,249,892	59,333,806	57,469,854
2.3 Securities in issue	25,132,248	26,881,483	27,846,811	26,411,614
2.4 Other accounts	4,322,485	3,311,281	2,025,088	2,025,088
	105,742,265	**108,208,066**	**107,255,428**	**103,401,276**
OTHER E.U. COUNTRIES				
2.1 Due to banks	9,420,637	2,393,208	9,526,646	9,358,705
2.2 Due to customers	4,406,448	4,309,843	4,262,968	4,203,092
2.3 Securities in issue	8,862,430	4,722,423	6,715,717	6,715,577
2.4 Other accounts	529,275	473,601	622,155	622,155
	23,218,790	**11,899,075**	**21,127,486**	**20,899,529**
OTHER COUNTRIES				
2.1 Due to banks	18,500,192	21,008,495	11,114,592	10,906,183
2.2 Due to customers	20,386,061	18,329,222	16,585,122	14,485,614
2.3 Securities in issue	464,150	3,298,922	402,243	332,030
2.4 Other accounts	1,070,660	1,023,611	-	-
	40,421,063	**43,660,250**	**28,101,957**	**25,723,827**
TOTAL LIABILITIES				
2.1 Due to banks	43,011,617	41,167,113	38,690,961	37,759,608
2.2 Due to customers	85,989,253	82,888,957	80,181,896	76,158,560
2.3 Securities in issue	34,458,828	34,902,828	34,964,771	33,459,221
2.4 Other accounts	5,922,420	4,808,493	2,647,243	2,647,243
	169,382,118	**163,767,391**	**156,484,871**	**150,024,632**
3 GUARANTEES AND COMMITMENTS				
ITALY	23,720,016	20,371,446	29,056,404	28,593,748
OTHER E.U. COUNTRIES	5,225,946	1,205,961	1,252,084	1,237,593
OTHER COUNTRIES	13,451,490	13,209,322	6,642,471	6,292,742
TOTAL	**42,397,452**	**34,786,729**	**36,950,959**	**36,124,083**

Forward transactions

(CONSOLIDATED AMOUNTS IN THOUSANDS OF €)	AMOUNTS AS AT 30.06.2001			31.12.2000		
TYPE OF TRANSACTION	HEDGING	TRADING	OTHER TRANSACTIONS	HEDGING	TRADING	OTHER TRANSACTIONS
1. Trades	**20,463,998**	**48,133,653**	**8,858**	**17,533,318**	**27,065,095**	**9,201**
1.1 Securities	-	7,491,721	8,858	7	3,615,480	9,201
- purchases	-	*3,237,180*	*4,429*	*7*	*1,698,683*	*4,429*
- sales	-	*4,254,541*	*4,429*	-	*1,916,797*	*4,772*
1.2 currencies	20,463,998	40,641,932	-	17,533,311	23,449,615	-
- currencies against currencies	*2,557,806*	*7,409,615*	-	*2,633,362*	*2,668,189*	-
- purchases against euro	*13,382,677*	*16,214,920*	-	*9,991,656*	*10,134,144*	-
- sales against euro	*4,523,515*	*17,017,397*	-	*4,908,293*	*10,647,282*	-
2. Deposits and financing	**-**	**8,966,604**	**5,368,975**	**-**	**2,293,417**	**8,681,977**
- to disburse	-	*4,918,387*	*1,196,687*	-	*1,090,819*	*1,177,417*
- to receive	-	*4,048,217*	*4,172,288*	-	*1,202,598*	*7,504,560*
3. Derivative contracts	**87,489,272**	**411,328,108**	**10,987,433**	**79,923,945**	**285,071,070**	**16,206,558**
3.1 With exchange of assets	1,819,108	36,662,910	23,420	1,952,981	40,263,634	-
a) securities	36,977	6,945,178	23,420	109,362	17,697,808	-
- purchases	-	*3,400,932*	*23,420*	*47,806*	*4,222,588*	-
- sales	*36,977*	*3,544,246*	-	*61,556*	*13,475,220*	-
b) currencies	1,782,131	29,717,732	-	1,843,619	22,565,826	-
- currencies against currencies	*36,026*	*1,093,019*	-	*50,194*	*3,177,343*	-
- purchases against euro	*1,381,021*	*14,411,694*	-	*1,504,462*	*9,412,280*	-
- sales against euro	*365,084*	*14,213,019*	-	*288,963*	*9,976,203*	-
c) other securities	-	-	-	-	-	-
- purchases	-	-	-	-	-	-
- sales	-	-	-	-	-	-
3.2 Without exchange of assets	85,670,164	374,665,198	10,964,013	77,970,964	244,807,436	16,206,558
a) currencies	93,178	2,045,653	23,733	184,555	292,152	118,774
- currencies against currencies	*13,579*	*1,661,675*	*13,579*	*1,025*	-	*1,025*
- purchases against euro	*58,095*	*36,893*	*10,140*	*172,749*	*276,381*	*3,152*
- sales against euro	*21,504*	*347,085*	*14*	*10,781*	*15,771*	*114,597*
b) other securities	85,576,986	372,619,545	10,940,280	77,786,409	244,515,284	16,087,784
- purchases	*48,790,477*	*173,796,767*	*183,771*	*43,509,279*	*115,276,021*	*385,285*
- sales	*36,786,509*	*198,822,778*	*10,756,509*	*34,277,130*	*129,239,263*	*15,702,499*
Total	**107,953,270**	**468,428,365**	**16,365,266**	**97,457,263**	**314,429,582**	**24,897,736**

AMOUNTS AS AT					
30.06.2000 RESTATED*			30.06.2000		
HEDGING	TRADING	OTHER TRANSACTIONS	HEDGING	TRADING	OTHER TRANSACTIONS
20,087,697	**25,682,788**	**488**	**20,087,697**	**25,602,247**	**488**
-	6,068,864	488	-	6,054,227	488
-	*2,816,181*	*244*	-	*2,808,564*	*244*
-	*3,252,683*	*244*	-	*3,245,663*	*244*
20,087,697	19,613,924	-	20,087,697	19,548,020	-
2,427,745	*2,884,881*	-	*2,427,745*	*2,864,188*	-
9,773,778	*8,280,493*	-	*9,773,778*	*8,256,951*	-
7,886,174	*8,448,550*	-	*7,886,174*	*8,426,881*	-
-	**5,981,007**	**3,876,494**	**-**	**5,976,808**	**3,788,485**
-	*4,808,351*	*790,620*	-	*4,806,695*	*705,441*
-	*1,172,656*	*3,085,874*	-	*1,170,113*	*3,083,044*
50,512,211	**159,434,312**	**16,836,221**	**49,965,342**	**158,384,798**	**16,836,221**
1,645,427	27,300,738	-	1,633,271	26,385,346	-
15,008	24,977,932	-	15,008	24,716,511	-
-	*2,846,906*	-	-	*2,713,829*	-
15,008	*22,131,026*	-	*15,008*	*22,002,682*	-
1,630,419	2,322,806	-	1,618,263	1,668,835	-
68,067	*703,475*	-	*68,067*	*486,215*	-
1,145,759	*1,138,979*	-	*1,133,603*	*922,317*	-
416,593	*480,352*	-	*416,593*	*260,303*	-
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	-	-	-
48,866,784	132,133,574	16,836,221	48,332,071	131,999,452	16,836,221
40,832	9,305,740	2,794,625	40,832	9,305,740	2,794,625
-	*1,822,884*	*35,857*	-	*1,822,884*	*35,857*
37,741	*1,636,214*	*2,110*	*37,741*	*1,636,214*	*2,110*
3,091	*5,846,642*	*2,756,658*	*3,091*	*5,846,642*	*2,756,658*
48,825,952	122,827,834	14,041,596	48,291,239	122,693,712	14,041,596
23,529,714	*56,458,803*	*454,433*	*23,054,955*	*56,368,419*	*454,433*
25,296,238	*66,369,031*	*13,587,163*	*25,236,284*	*66,325,293*	*13,587,163*
70,599,908	**191,098,107**	**20,713,203**	**70,053,039**	**189,963,853**	**20,625,194**

Breakdown of Assets and Liabilities by maturity

Assets

(CONSOLIDATED AMOUNTS IN THOUSANDS OF €)	AMOUNTS AS AT 30.06.2001	31.12.2000	30.06.2000 RESTATED*	30.06.2000
ON DEMAND				
1.1 Treasury notes eligible for re-financing	100,360	33,545	-	-
1.2 Loans to banks	5,300,474	3,631,624	4,914,792	4,599,111
1.3 Loans to customers	31,352,980	29,924,477	33,125,658	32,279,766
1.4 Bonds and other debt securities	115,331	151,841	81,078	52,269
	36,869,145	**33,741,487**	**38,121,528**	**36,931,146**
1.5 Off-balance sheet transactions	12,767,914	34,639,352	14,984,138	14,964,293
	49,637,059	**68,380,839**	**53,105,666**	**51,895,439**
UP TO 3 MONTHS				
1.1 Treasury notes eligible for re-financing	177,846	983,365	224,805	188,544
1.2 Loans to banks	14,089,086	14,632,372	17,147,700	15,949,601
1.3 Loans to customers	24,790,373	23,319,027	16,141,734	15,721,308
1.4 Bonds and other debt securities	1,729,694	2,382,930	2,005,107	1,827,284
	40,786,999	**41,317,694**	**35,519,346**	**33,686,737**
1.5 Off-balance sheet transactions	188,925,001	148,662,926	91,227,776	90,975,213
	229,712,000	**189,980,620**	**126,747,122**	**124,661,950**
OVER 3 MONTHS UP TO 12 MONTHS				
1.1 Treasury notes eligible for re-financing	654,844	762,008	675,941	653,047
1.2 Loans to banks	4,716,619	4,911,333	3,113,012	3,049,646
1.3 Loans to customers	15,764,610	14,670,608	13,063,450	12,359,224
1.4 Bonds and other debt securities	8,714,778	6,512,719	8,625,411	8,465,388
	29,850,851	**26,856,668**	**25,477,814**	**24,527,305**
1.5 Off-balance sheet transactions	123,806,949	66,318,425	49,272,312	49,083,751
	153,657,800	**93,175,093**	**74,750,126**	**73,611,056**
OVER 1 YEAR UP TO 5 YEARS				
1.1 Treasury notes eligible for re-financing	1,115,103	1,088,317	1,830,728	1,716,017
1.2 Loans to banks	197,487	1,264,639	177,200	166,317
1.3 Loans to customers	26,373,529	25,425,369	24,159,028	22,763,579
1.4 Bonds and other debt securities	12,048,049	12,454,297	11,512,831	10,878,598
	39,734,168	**40,232,622**	**37,679,787**	**35,524,511**
1.5 Off-balance sheet transactions	64,124,624	52,332,207	9,058,982	8,816,892
	103,858,792	**92,564,829**	**46,738,769**	**44,341,403**
OVER 5 YEARS				
1.1 Treasury notes eligible for re-financing	1,436,812	1,473,406	219,383	179,973
1.2 Loans to banks	41,155	102,654	105,848	105,848
1.3 Loans to customers	17,771,416	18,324,559	17,834,275	17,133,460
1.4 Bonds and other debt securities	6,240,556	5,795,007	6,934,295	6,746,366
	25,489,939	**25,695,626**	**25,093,801**	**24,165,647**
1.5 Off-balance sheet transactions	20,098,636	15,046,729	8,344,797	8,151,550
	45,588,575	**40,742,355**	**33,438,598**	**32,317,197**
INDEFINITE MATURITY				
1.1 Treasury notes eligible for re-financing	2	33	-	-
1.2 Loans to banks	506,733	361,099	549,053	537,394
1.3 Loans to customers	3,488,240	3,492,729	3,380,580	3,151,646
1.4 Bonds and other debt securities	13,404	48,049	10,728	10,635
	4,008,379	**3,901,910**	**3,940,361**	**3,699,675**
1.5 Off-balance sheet transactions	108,191	4,236	11,752	4,768
	4,116,570	**3,906,146**	**3,952,113**	**3,704,443**
TOTAL				
1.1 Treasury notes eligible for re-financing	3,484,967	4,340,674	2,950,857	2,737,581
1.2 Loans to banks	24,851,554	24,903,721	26,007,605	24,407,917
1.3 Loans to customers	119,541,148	115,156,769	107,704,725	103,408,983
1.4 Bonds and other debt securities	28,861,812	27,344,843	29,169,450	27,980,540
	176,739,481	**171,746,007**	**165,832,637**	**158,535,021**
1.5 Off-balance sheet transactions	409,831,315	317,003,875	172,899,757	171,996,467
	586,570,796	**488,749,882**	**338,732,394**	**330,531,488**

Liabilities

(CONSOLIDATED AMOUNTS IN THOUSANDS OF €)

		AMOUNTS AS AT			
		30.06.2001	31.12.2000	30.06.2000 RESTATED*	30.06.2000
ON DEMAND					
2.1 Due to banks		7,417,591	9,468,782	12,661,386	12,591,327
2.2 Due to customers		55,390,777	55,546,571	55,856,969	53,329,673
2.3 Securities in issue:	- bonds	494,631	528,218	257,567	251,295
	- certificates of deposit	152,256	153,434	184,840	169,340
	- other securities	876,025	1,125,586	772,560	762,336
2.4 Subordinated debt		-	-	-	-
		64,331,280	**66,822,591**	**69,733,322**	**67,103,971**
2.5 Off-balance sheet transactions		11,370,722	30,435,538	2,939,615	2,916,812
		75,702,002	**97,258,129**	**72,672,937**	**70,020,783**
UP TO 3 MONTHS					
2.1 Due to banks		27,271,916	23,830,388	17,092,056	16,923,139
2.2 Due to customers		24,779,854	22,379,735	19,063,533	18,130,131
2.3 Securities in issue:	- bonds	1,416,356	952,649	875,696	839,982
	- certificates of deposit	7,858,378	8,175,093	6,932,443	6,791,814
	- other securities	63,919	81,332	12,870	11,034
2.4 Subordinated debt		-	-	-	-
		61,390,423	**55,419,197**	**43,976,598**	**42,696,100**
2.5 Off-balance sheet transactions		182,082,387	150,970,684	90,205,282	89,883,018
		243,472,810	**206,389,881**	**134,181,880**	**132,579,118**
OVER 3 MONTHS UP TO 12 MONTHS					
2.1 Due to banks		5,549,867	4,194,382	6,108,893	6,000,135
2.2 Due to customers		5,087,613	4,462,517	4,677,725	4,339,759
2.3 Securities in issue:	- bonds	3,656,795	5,733,071	4,291,766	4,101,965
	- certificates of deposit	4,185,038	3,019,454	3,634,663	3,454,692
	- other securities	29,258	27,823	41,811	8,157
2.4 Subordinated debt		-	10,896	11,552	11,552
		18,508,571	**17,448,143**	**18,766,410**	**17,916,260**
2.5 Off-balance sheet transactions		122,645,806	71,276,640	59,285,946	59,032,896
		141,154,377	**88,724,783**	**78,052,356**	**76,949,156**
OVER 1 YEAR UP TO 5 YEARS					
2.1 Due to banks		1,037,307	2,461,951	1,745,679	1,292,606
2.2 Due to customers		453,166	345,525	377,565	250,333
2.3 Securities in issue:	- bonds	10,126,452	9,230,348	11,043,352	10,329,531
	- certificates of deposit	475,126	597,365	857,164	798,303
	- other securities	5,901	24,319	34,609	-
2.4 Subordinated debt		1,044,452	1,030,841	1,026,696	1,026,696
		13,142,404	**13,690,349**	**15,085,065**	**13,697,469**
2.5 Off-balance sheet transactions		73,439,207	48,593,358	10,082,820	9,949,124
		86,581,611	**62,283,707**	**25,167,885**	**23,646,593**
OVER 5 YEARS					
2.1 Due to banks		1,727,154	1,146,009	1,077,587	952,401
2.2 Due to customers		108,118	95,133	142,543	55,556
2.3 Securities in issue:	- bonds	5,084,762	5,225,832	6,003,825	5,919,169
	- certificates of deposit	7,747	7,763	8,046	8,045
	- other securities	10,452	18,476	10,197	10,196
2.4 Subordinated debt		4,691,855	3,552,637	1,421,024	1,421,024
		11,630,088	**10,045,850**	**8,663,222**	**8,366,391**
2.5 Off-balance sheet transactions		20,168,063	15,419,609	10,338,860	10,174,367
		31,798,151	**25,465,459**	**19,002,082**	**18,540,758**
INDEFINITE MATURITY					
2.1 Due to banks		7,782	65,601	5,360	-
2.2 Due to customers		169,725	59,476	63,561	53,108
2.3 Securities in issue:	- bonds	15,732	2,065	3,362	3,362
	- certificates of deposit	-	-	-	-
	- other securities	-	-	-	-
2.4 Subordinated debt		-	-	-	-
		193,239	**127,142**	**72,283**	**56,470**
2.5 Off-balance sheet transactions		125,130	308,046	47,234	40,250
		318,369	**435,188**	**119,517**	**96,720**
TOTAL					
2.1 Due to banks		43,011,617	41,167,113	38,690,961	37,759,608
2.2 Due to customers		85,989,253	82,888,957	80,181,896	76,158,560
2.3 Securities in issue:	- bonds	20,794,728	21,672,183	22,475,568	21,445,304
	- certificates of deposit	12,678,545	11,953,109	11,617,156	11,222,194
	- other securities	985,555	1,277,536	872,047	791,723
2.4 Subordinated debt		5,736,307	4,594,374	2,459,272	2,459,272
		169,196,005	**163,553,272**	**156,296,900**	**149,836,661**
2.5 Off-balance sheet transactions		409,831,315	317,003,875	172,899,757	171,996,467
		579,027,320	**480,557,147**	**329,196,657**	**321,833,128**

Asset and Liability positions with Group Companies as at 30 june 2001

(CONSOLIDATED AMOUNTS IN THOUSANDS OF €)

NAME	ASSETS	LIABILITIES	GUARANTEES	COMMITMENTS
1) Relationships with banks				
Banca di Bergamo S.p.A.	4,932	54,384	-	73
	4,932	**54,384**	**-**	**73**
2) Relationships with financial institutions				
Auges S.p.A. S.I.M. (in liquidation)	-	280	-	-
Pekao Financial Services Sp Zo.o	-	7	-	261
Pekao/Alliance Capital Management S.A. (in liquidation)	-	68	-	-
Pekao Development SP. Z.o.o.	17,389	195	-	-
Sebi S.p.A.	132	-	-	-
Societè Anonyme de Gestion Financière - Sagefi	-	83	-	-
Verisparmio GES.TRI. S.p.A.	-	710	-	-
	17,521	**1,343**	**-**	**261**
3) Relationships with other customers				
Broker Credit S.p.A.	1	3,207	1	-
Cassa e Assicurazioni S.p.A. (in liquidation)	-	167	15	-
UniCredit International Services UNICIIS S.r.l.	-	40	-	-
Pekao Immobilier S.a.r.l.	-	4	-	-
Pekao Informatyka sp. zo.o.	8	7	-	111
Pekao Trading Company Ltd	661	-	-	-
RI.PO. S.r.l.	34,560	-	42,788	-
Société Civile Immobilière CORDUSIO	-	185	-	-
UniCredit Consulting S.r.l.	-	163	-	-
UniCreditAssicura S.r.l.	4,242	23,716	-	-
	39,472	**27,489**	**42,804**	**111**
4) Bonds and other debt securities				
Pekao Development SP. Z.o.o.	176	-	-	-
	176	**-**	**-**	**-**
5) Securities in issue				
	-	-	-	-
6) Subordinated debt				
	-	-	-	-
Total	**62,101**	**83,216**	**42,804**	**445**

Asset and Liability positions with Subsidiaries

(major companies other than group companies) as at 30 june 2001

(CONSOLIDATED AMOUNTS IN THOUSANDS OF €)

NAME	ASSETS	LIABILITIES	GUARANTEES	COMMITMENTS
1) Relationships with banks				
Banca Cassa di Risparmio di Savigliano S.p.A.	14,868	421	-	-
Bank Handlowy International S.A.	2,979	1	-	-
Cassa di Risparmio di Bra S.p.A.	26,484	2,541	-	-
Cassa di Risparmio di Fossano S.p.A.	92,288	17,773	25	21
Cassa di Risparmio di Saluzzo S.p.A.	21,567	621	-	10
	158,186	**21,357**	**25**	**31**
2) Relationships with financial institutions				
Cassa di Liquidazione e Garanzia S.p.A.	-	108	-	-
Leasing Fabryczny Sp. z.o.o.	1,183	-	-	-
LISEURO S.p.A.	17,217	-	-	-
PROMINVESTMENT S.P.A.	-	371	-	-
La Compagnie fiduciaire S.p.A. (in liquidation)	-	24	-	-
Società Friulana Esazioni Tributi S.F.E.T.S.p.A.	-	178	-	-
	18,400	**681**	**-**	**-**
3) Relationships with other customers				
ARGENTEA S.p.A.	-	101	92	-
AUTOSTRADA BS-VR-VI-PD S.p.A.	533	18,960	9	132,258
Baldini e Castoldi S.p.A.	558	-	-	-
Casse e Assicurazioni Vita S.p.A.	-	10,680	-	-
Commercial Union Vita S.p.A.	-	19,871	-	-
CONSORZIO CA.RI.CE.SE. S.r.l.	-	448	-	-
CreditRAS Assicurazioni S.p.A.	-	399	-	-
CreditRas Vita S.p.A.	383	32,490	-	-
Drukbank Sp. Z.o.o.	-	261	-	-
Duerrevita S.p.A.	34,214	47,407	-	-
Ente Autonomo per le fiere di Verona	-	11,770	-	-
Grifo Insurance Brokers S.r.l.	-	211	-	-
Grupa Inwestycyjna Nywing S.A.	36,887	28	-	-
Immobiliare Lombarda SpA	105,725	2	3,928	-
Iniziative Urbane S.p.A.	13,053	314	-	-
Locat Rent Spa	14,356	5,171	38	-
Risparmio Vita Assicurazioni S.p.A.	-	280	-	-
S.T.T. S.p.A.	11	3,537	-	-
Selezione Terza S.r.l	-	5,019	49	-
Serin S.r.l.	-	82	2	-
Syrena International Sp.zo.o.	4,105	-	-	-
TCD - TriesteCittàDigitale SpA	-	1,225	184	-
Trinity Management Sp. zo.o	-	122	-	148
	209,825	**158,378**	**4,302**	**132,406**
4) Bonds and other debt securities				
	-	-	-	-
5) Securities in issue				
Risparmio Vita Assicurazioni S.p.A.	-	9,064	-	-
	-	**9,064**	-	-
6) Subordinated debt				
	-	-	-	-
Total	**386,411**	**189,480**	**4,327**	**132,437**

(list of equity investments and voting rights held under any title as at 30/06/2001, of an amount greater than 10% and equal to or greater than 20% of the share capital represented by shares with voting rights in unlisted companies, held directly or indirectly)*

NAME	HEAD OFFICE	PERCENTAGE DIRECT	PERCENTAGE INDIRECT		HOLDING TITLE
Companies in which investment is more than 10%*					
09 N.F.I. S.A.	Warsaw		15.35	BANK PEKAO	(a)
AGROINVEST SPRAVCOVSKA SPOLOCNOST A.S. (&)	Bratislavia		60.20	AGROCONS CENTRUM A.S.	(a)
			39.80	POL'NOBANKA	(b)
ANICA SYSTEM S.A.	Lublin		13.80	PEKAO FUNDUSZ KAPITALOWY SP. Z O.O.	(a)
APC METALCHEM S.A.(in receivership)	Opole		14.57	PEKAO FUNDUSZ KAPITALOWY SP. Z O.O.	(a)
BANCA D'ITALIA	Rome	2.67			(a)
			5.34	BANCA CRT SPA	(a)
			1.41	CARIVERONA BANCA SPA	(a)
			0.52	ROLO BANCA 1473 S.P.A.	(a)
			0.44	CASSA DI RISPARMIO DI TRIESTE BANCA SPA	(a)
			0.34	CASSA DI RISPARMIO DI TRENTO E ROVERETO SPA	(a)
			0.10	BANCA DELL'UMBRIA 1462 SPA	(a)
			0.10	CASSA RISPARMIO CARPI SPA	(a)
			0.06	CASSAMARCA SPA	(a)
BANQUE GALLIERE S.A. (in liquidation)	Paris		17.50	CARIVERONA BANCA SPA	(a)
BEOFINEST A.D.	Belgrado (Jugoslavia)		18.75	CASSA DI RISPARMIO DI TRIESTE BANCA SPA	(a)
BIURO INFORMACJI KREDITOWEJ S.A.	Warsaw		14.95	BANK PEKAO	(a)
BULGARHIDROPONIC D.O.O.	Bourgas (Bulgaria)		24.81	BULBANK A.D.	(a)
CAPITALE E SVILUPPO S.P.A.	Perugia		9.76	BANCA DELL'UMBRIA 1462 SPA	(a)
			9.76	MEDIOCREDITO DELL'UMBRIA S.P.A.	(a)
CEDACRINORD S.P.A.	Collecchio (Pr)		7.69	CASSA DI RISPARMIO DI TRENTO E ROVERETO SPA	(a)
			7.69	CASSA RISPARMIO CARPI SPA	(a)
CENTROZAP S.A.	Katowice (Polonia)		9.98	PEKAO FUNDUSZ KAPITALOWY SP. Z O.O.	(a)
			3.52	BANK PEKAO	(a)
CONSORZIO PROFINGEST - IST. PER LA PROMOZ. DELLA RICERCA E DELL'INSEGNAMENTO SULLA FINANZA E SULLA GESTIONE D'IMPRESA	Bologna		12.79	ROLO BANCA 1473 S.P.A.	(a)
CONSORZIO SKILLPASS (in liquidation)	Rome	12.50			(a)
CREDIFARMA S.P.A.	Rome	17.00			(a)
DOCHODKOVY PRIPOIST'OVACI FOND HORIZONT A.S. (in liquidation)	Bratislavia		100.00	AGROINVEST SPRAVCOVSKA SPOLOCNOST A.S.	(a)
E.C. BIC PIEMONTE S.P.A. (in liquidation)	Turin		9.86	BANCA CRT SPA	(a)
			1.87	BANCA MEDIOCREDITO S.P.A.	(a)
EPTAFID SOC. FIDUCIARIA PER AZIONI	Milan		15.70	CARIVERONA BANCA SPA	(a)
FABRYKA SUKNA RATEX S.A.	Rakszawa		10.27	PEKAO FUNDUSZ KAPITALOWY SP. Z O.O.	(a)
FINANZIARIA REGIONALE PER LO SVILUPPO DEL MOLISE - FINMOLISE S.P.A.	Campobasso		11.84	ROLO BANCA 1473 S.P.A.	(a)
FINAOSTA S.P.A.	Aosta		10.88	BANCA CRT SPA	(a)
FINPIEMONTE S.P.A. IST. FIN. REGIONALE PIEMONTESE	Turin		12.07	BANCA CRT SPA	(a)
			0.26	BANCA MEDIOCREDITO SPA	(a)
			0.08	CARIVERONA BANCA SPA	(a)
GIRAGLIA IMMOBILIARE S.P.A.	Milan		17.15	CREDITO ITALIANO S.P.A.	(a)

Significant equity investments (continued)

NAME	HEAD OFFICE	PERCENTAGE DIRECT	INDIRECT		HOLDING TITLE
I GEMELLI DI SAN BENIGNO S.R.L. (in liquidation)	Genoa		12.24	CREDITO ITALIANO S.P.A.	(a)
INVESTICNY FOND SOLVENT A.S. (in liquidation)	Bratislavia		100.00	AGROINVEST SPRAVCOVSKA SPOLOCNOST A.S.	(a)
LINGOTTO S.P.A.	Turin		15.65	BANCA CRT SPA	(a)
METIS SOCIETA' DI FORNITURA DI LAVORO TEMPORANEO S.P.A.	Milan	12.50			(a)
MONTE TITOLI S.P.A.	Milan	6.25			(a)
			2.90	UNICREDIT BANCA MOBILIARE SPA	(a)
			1.12	BANCA CRT SPA	(a)
			0.73	ROLO BANCA 1473 S.P.A.	(a)
			0.70	CARIVERONA BANCA SPA	(a)
			0.23	CASSA DI RISPARMIO DI TRIESTE BANCA SPA	(a)
OREL-G-HOLDING A.D.	Sofia (Bulgaria)		19.33	BULBANK A.D.	(a)
PEKAO SERVICES SP.ZO.O.	Warsaw		87.50	PEKAO TRADING COMPANY (CANADA) LTD.	(a)
POL-PLAST S.A.	Pionki		14.76	PEKAO FUNDUSZ KAPITALOWY SP. Z O.O.	(a)
POLLENA EWA S.A.	Lodz		21.40	CENTRALNY DOM MAKLERSKI PEKAO S.A.	(a)
Przedsiebiorstwo Poligraficzno-Wydawnicze UNIPROM S.A.	Warsaw		10.64	PEKAO FUNDUSZ KAPITALOWY SP. Z O.O.	(a)
RAFFAELLO LUXEMBOURG S.A.	Luxembourg		15.24	CASSA DI RISPARMIO DI TRENTO E ROVERETO SPA	(a)
S.A.S.E. S.P.A.	Perugia		10.94	BANCA DELL'UMBRIA 1462 SPA	(a)
			0.44	MEDIOCREDITO DELL'UMBRIA S.P.A.	(a)
S.I.CRE.F. S.r.l. (in receivership)	Verona		16.00	CARIVERONA BANCA SPA	(a)
SCONTOFIN S.A.	Luxembourg		15.00	CREDITO ITALIANO S.P.A.	(a)
SERENISSIMA INFRACOM S.P.A.	Verona		11.24	CARIVERONA BANCA S.P.A.	(a)
SKILLPASS S.P.A.	Rome	12.50			(a)
SOCIETA' DELLA FERROVIA FRIULANA S.P.A. (in liquidation)	Trieste		18.57	CASSA DI RISPARMIO DI TRIESTE BANCA SPA	(a)
SOCIETA' PER I SERVIZI BANCARI SSB S.P.A.	Milan	7.03			(a)
			2.80	BANCA CRT SPA	(a)
			1.74	CARIVERONA BANCA SPA	(a)
			1.48	ROLO BANCA 1473 S.P.A.	(a)
			0.09	CASSAMARCA SPA	(a)
			0.06	BANCA DELL'UMBRIA 1462 SPA	(a)
			0.06	CASSA DI RISPARMIO DI TRIESTE BANCA SPA	(a)
			0.04	CASSA DI RISPARMIO DI TRENTO E ROVERETO SPA	(a)
			0.01	CASSA RISPARMIO CARPI SPA	(a)
			0.00	BANCA MEDIOCREDITO SPA	(a)
TAYAR RECEIVABLES COMPANY	Dublin		15.50	TYRERESCOM LIMITED	(a)
TRANSFINANCE SLOVAKIA a.s.	Bratislavia		50.00	AGROINVEST SPRAVCOVSKA SPOLOCNOST A.S.	(a)
VAL RENDENA FUNIVIE S.P.A.	Pinzolo (Tn)		10.71	CASSA DI RISPARMIO DI TRENTO E ROVERETO SPA	(a)
VENETO SVILUPPO S.P.A.	Venice		10.98	CARIVERONA BANCA SPA	(a)
			3.75	CASSAMARCA SPA	(a)
			0.57	ROLO BANCA 1473 S.P.A.	(a)
VIRTUALAND PARK S.p.A. (in liquidation)	Castiglione del Lago (PG)		12.50	BANCA DELL'UMBRIA 1462 SPA	(a)

Significant equity investments (continued)

NAME	HEAD OFFICE	PERCENTAGE DIRECT	PERCENTAGE INDIRECT		HOLDING TITLE
WIMA S.A.	Lodz		12.17	PEKAO FUNDUSZ KAPITALOWY SP. Z O.O.	(a)
ZPAD BULSTRAD A.D.	Sofia (Bulgaria)		12.84	BULBANK A.D.	(a)
Companies in which voting rights are held under any title equal to or greater than 20%					
ASCO TLC S.p.A.	Pieve di Soligo		90.00	CASSAMARCA S.p.A.	(b)
ASSIPROGETTI - Gestione Polizze d'assicurazione S.p.A.	Milan		94.03	CREDITO ITALIANO S.p.A.	(b)
ASSIPAROS S.p.A.	Milan		51.00	CREDITO ITALIANO S.p.A.	(b)
AGRICOLA CATALANI S.p.A.	Figline Valdarno (FI)		90.00	BANCA DELL'UMBRIA S.p.A.	(b)
AGRICOLA SAN CRISPINO S.r.l. (in liquidation)	Castelnuovo del Garda (VR)		79.98	CARIVERONA BANCA S.p.A.	(b)
ARTEGRAFICA S.p.A.	Verona		97.50	CARIVERONA BANCA S.p.A.	(b)
BENTINI COSTRUZIONI S.p.A.	Ravenna		25.61	BANCA DELL'UMBRIA S.p.A.	(b)
CARTOTECNICA MONTEBELLO S.p.A.	Sarego (VI)		80.00	CREDITO ITALIANO S.p.A.	(b)
CORCIANO CALZATURE S.p.A. (in liquidation)	Ellera Umbra (PG)		100.00	CREDITO ITALIANO S.p.A.	(b)
DELLA VALLE FINANZIARIA S.p.A. (in liquidation)	Milan		100.00	CREDITO ITALIANO S.p.A.	(b)
DELLA VALLE IMMOBILIARE S.p.A. (in liquidation)	Milan		100.00	CREDITO ITALIANO S.p.A.	(b)
DI VITA S.p.A.	Carmagnola (TO)		100.00	BANCA CRT S.p.A.	(b)
FASHION CONTROL FINANCE S.A.	Luxembourg		100.00	CREDITO ITALIANO S.p.A.	(b)
FCH FASHION CONTROL HOLDING A.G.	Baar (CH)		100.00	CREDITO ITALIANO S.p.A.	(b)
FI.MA. S.r.l.	Perugia		100.00	BANCA DELL'UMBRIA S.p.A.	(b)
FIORONI INGEGNERIA S.p.A. (in Extraord. Administration)	Perugia		13.75	BANCA DELL'UMBRIA S.p.A.	(b)
			16.30	MEDIOCREDITO DELL'UMBRIA S.p.A.	(b)
FIORONI INVESTIMENTI S.p.A. (in Extraord. Administration)	Perugia		30.00	MEDIOCREDITO DELL'UMBRIA S.p.A.	(b)
FIORONI SISTEMA S.p.A. (in Extraordinary Administration)	Perugia		11.98	BANCA DELL'UMBRIA S.p.A.	(b)
			3.79	BANCA DELL'UMBRIA S.p.A.	(a)
			4.65	MEDIOCREDITO DELL'UMBRIA S.p.A.	(a)
			14.20	MEDIOCREDITO DELL'UMBRIA S.p.A.	(b)
GEDACO S.p.A.	Roverchiara (VR)		42.69	CARIVERONA BANCA S.p.A.	(b)
G.I.A.R. GESTIONE ITAL. AZIENDE RIUNITE S.p.A.	Rome		100.00	CREDITO ITALIANO S.p.A.	(b)
HELIOS PRIVATE EQUITY S.A.		100.00			(a)
HERACLIA S.r.l.	San Donà di Piave (Ve)		100.00	CASSAMARCA S.p.A.	(b)
ICS BERTAGNIN S.p.A.	Rovereto (TN)		100.00	CASSA DI RISPARMIO DI TRENTO E ROVERETO S.p.A.	(b)
IGICOR S.p.A. (in liquidation)	Verona		100.00	MEDIOVENEZIE BANCA S.p.A.	(b)
IMMOBILIARE BOTTICELLI S.r.l.	Vazzola (TV)		100.00	CASSAMARCA S.p.A.	(b)
IMAT SPA (in liquidation)	Castel San Pietro Terme (BO)		96.67	CREDITO ITALIANO S.p.A.	(b)
IMPRESA AVIANESE S.r.l.	Aviano		70.00	CASSAMARCA S.p.A.	(b)
INIZIATIVA REGALUXE S.r.l.	Turin		100.00	BANCA CRT S.p.A.	(b)
INTERPORTO DI VENEZIA S.p.A.	Venice		35.14	CASSAMARCA S.p.A.	(b)
INTERPORTO ROMA EST S.p.A.	Rome		100.00	CREDITO ITALIANO S.p.A.	(b)
ITALTEL S.p.A.	Milan		100.00	CREDITO ITALIANO S.p.A.	(b)
ITALTEL ACQUISITION S.p.A.	Milan		100.00	CREDITO ITALIANO S.p.A.	(b)
ITALTEL HOLDING S.p.A.	Milan		100.00	CREDITO ITALIANO S.p.A.	(b)

Significant equity investments (continued)

NAME	HEAD OFFICE	PERCENTAGE DIRECT	PERCENTAGE INDIRECT		HOLDING TITLE
LASER S.r.l. (in liquidation)	Milan		22.00	CREDITO ITALIANO S.p.A.	(b)
JUNIORS' PLAYTIME S.r.l.	Pianoro (BO)		23.91	ROLO BANCA 1473 S.p.A.	(b)
MOBILVETTA DESIGN S.r.l.	Poggibonsi (SI)		100.00	CREDITO ITALIANO S.p.A.	(b)
NESTOR 2000 S.p.r.l.	Brussels	39.40			(a)
NORD AUTO PIMAZZONI S.p.A. (in liquidation)	Verona		50.00	CARIVERONA BANCA S.p.A.	(b)
NUOVA FIMA S.p.A.	Invorio (NO)		100.00	CREDITO ITALIANO S.p.A.	(b)
ORABASE S.r.l.	Vicenza		100.00	CREDITO ITALIANO S.p.A.	(b)
ORABASE INTERNATIONAL S.P.A.	Torri di Quartesolo (VI)		100.00	CREDITO ITALIANO S.p.A.	(b)
PASC S.r.l. (in receivership)	Rome		100.00	MEDIOVENEZIE BANCA S.p.A.	(b)
PASTA ZARA S.p.A.	Riese PIO X° (TV)		66.27	CREDITO ITALIANO S.p.A.	(b)
PIONEER GLOBAL OPPORTUNITIES PLC	Dublin	70.52	20.60	UNICREDIT BANCA MOBILIARE S.p.A.	(a)
			5.49	UNICREDITO ITALIANO BANK (IRELAND) P.L.C.	(a)
REPLAY STORES DISTRIBUTION A.G.	Baar (CH)		100.00	CREDITO ITALIANO S.p.A.	(b)
RM ANTINCENDI S.r.l.	Perugia		100.00	BANCA DELL'UMBRIA S.p.A.	(b)
ROME AMERICAN HOSPITAL S.p.A. (creditors' agreement)	Rome		39.58	CREDITO ITALIANO S.p.A.	(b)
SAMEZZANO S.p.A.(in liquidation)	Reggello (FI)		100.00	BANCA DELL'UMBRIA S.p.A.	(b)
SAN GIUSTO SEA CENTER S.p.A.	Trieste		94.90	CASSAMARCA S.p.A.	(b)
SANTA MONICA S.p.A.	Misano (RN)		25.67	MEDIOCREDITO DELL'UMBRIA S.p.A.	(b)
SARFYS S.r.l.	Turin		100.00	BANCA CRT S.p.A.	(b)
SERVIZI VENETI ECOLOGICI S.p.A.(in receivership)	Rovigo		79.66	MEDIOVENEZIE BANCA S.p.A.	(b)
SIATA Soc. Industria Attrezzature Turistiche Alberghiere S.p.A.(in liquidation)	Campobasso		100.00	ROLO BANCA 1473 S.p.A.	(b)
S.I.F.A. SOCIETA' INDUSTRIALE FINANZIARIA S.p.A. (in liquidation)	Reana del Royale (UD)		37.04	MEDIOVENEZIE BANCA S.p.A.	(b)
SUNTO Srl	Milan		80.00	CREDITO ITALIANO S.p.A.	(b)
TACANA S.A.	Luxembourg		99.99	CASSAMARCA S.p.A.	(b)
TIESSE TEXTILE SERVICE S.r.l. (in liquidation)	Soave (VR)		100.00	CREDITO ITALIANO S.p.A.	(b)
TREVITEX S.p.A. (in receivership)	Milan		44.49	CREDITO ITALIANO S.p.A.	(b)
V.I.C.I.M.I. S.r.l.	Vicenza		100.00	CREDITO ITALIANO S.p.A.	(b)
WHEAT S.r.l.	Turin		100.00	BANCA CRT S.p.A.	(b)
ZIMAR S.p.A.	Perugia		50.00	BANCA DELL'UMBRIA S.p.A.	(b)
ZUGLIA S.r.l. (in liquidation)	Vicenza		100.00	MEDIOVENEZIE BANCA S.P.A.	(b)

(*) *The list does not include equity investments already set out in Part F (significant equity investments)*
(a) Investment and trading securities
(b) Pledged as security
(&) Following share capital increase effective from last April, the associated securites were issued last July.

Balance Sheet and Profit and Loss Account

Financial statements as at 30 June 2001

Balance sheet

Profit and Loss Account

Restated accounts as at 30 June 2000

Balance sheet

Profit and Loss Account

Consolidated Balance Sheet in Lira

Assets

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)

	AMOUNTS AS AT 30.06.2001	31.12.2000	30.06.2000 RESTATED*	30.06.2000
10. Cash and deposits with central banks and post offices	1,799,976	2,353,230	1,830,456	1,699,014
20. Treasury notes and similar securities eligible for refinancing with central banks	6,747,838	8,404,716	5,713,655	5,300,695
30. Loans to banks:	**48,119,319**	**48,220,328**	**50,357,746**	**47,260,317**
a) on demand	8,399,540	5,977,855	8,101,550	7,789,096
b) other loans	39,719,779	42,242,473	42,256,196	39,471,221
40. Loans to customers	**231,463,939**	**222,974,598**	**208,545,427**	**200,227,711**
including:				
- loans on deposits received in administration	*289,619*	*308,843*	*298,811*	*298,811*
50. Bonds and other debt securities:	**55,884,261**	**52,946,999**	**56,479,932**	**54,177,880**
a) of public issuers	35,022,695	34,494,060	41,037,102	39,877,144
b) of banks	12,956,984	12,963,148	11,821,602	10,972,916
including:				
- own securities	*298,328*	*465,391*	*546,068*	*470,319*
c) of financial institutions	4,015,462	2,495,324	1,509,408	1,506,505
including:				
- own securities	-	-	-	-
d) of other issuers	3,889,120	2,994,467	2,111,820	1,821,315
60. Shares, interests and other equity securities	**3,408,976**	**2,903,553**	**2,979,562**	**2,944,570**
70. Equity investments	**2,674,443**	**2,683,809**	**2,168,081**	**2,102,246**
a) valued at net worth	689,068	595,459	630,937	616,485
b) others	1,985,375	2,088,350	1,537,144	1,485,761
80. Investments in Group companies	**305,061**	**347,074**	**200,420**	**198,769**
a) valued at net worth	265,726	236,868	176,425	175,784
b) others	39,335	110,206	23,995	22,985
90. Consolidation differences (gains)	**1,649,651**	**1,731,877**	**938,562**	**938,562**
100. Equity differences (gains)	**2,156**	**-**	**83,485**	**83,485**
110. Intangible fixed assets	**3,420,646**	**3,229,348**	**514,273**	**487,798**
including:				
- start-up costs	*10,443*	*22,594*	*4,179*	*4,159*
- goodwill	*2,877,180*	*2,752,012*	*87,212*	*87,212*
120. Tangible fixed assets	**5,906,421**	**5,716,343**	**5,607,297**	**5,242,271**
140. Own shares or quotas	**10,881**	**720**	**2,932**	**2,932**
(face value)	*(9,435)*	*(184)*	*(1,848)*	*(1,848)*
150. Other assets	**32,999,775**	**35,718,585**	**28,054,583**	**27,523,145**
160. Accrued income and pre-paid expenses:	**6,051,706**	**5,165,266**	**4,375,257**	**4,248,509**
a) accrued income	4,096,386	3,400,289	2,682,431	2,572,750
b) pre-paid expenses	1,955,320	1,764,977	1,692,826	1,675,759
including:				
- issue discount on securities	*22,657*	*11,984*	*9,600*	*9,131*
Total assets	**400,445,049**	**392,396,446**	**367,851,668**	**352,437,904**

* The restated balance sheet and profit and loss accounts consider the most significant variations in the consolidation area from that of June 2000, and reallocation on a quarterly basis of the provision made at the end of 2000 as a consequenceof the application of Legislative Decree 153/99 as previously illustrated in the Structure of the Consolidated Interim Report.

Liabilities

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)

	AMOUNTS AS AT 30.06.2001	31.12.2000	30.06.2000 RESTATED*	30.06.2000
10. Due to banks:	**83,282,103**	**79,710,645**	**74,916,146**	**73,112,795**
a) on demand	14,049,819	16,440,707	20,451,836	20,352,650
b) term or with notice	69,232,284	63,269,938	54,464,310	52,760,145
20. Due to customers	**166,498,412**	**160,495,401**	**155,253,799**	**147,463,535**
a) on demand	106,536,196	105,976,217	104,969,598	100,282,750
b) term or with notice	59,962,216	54,519,184	50,284,201	47,180,785
30. Securities in issue:	**66,721,594**	**67,581,298**	**67,701,237**	**64,786,086**
a) bonds	40,264,207	41,963,198	43,518,768	41,523,898
b) certificates of deposit	24,549,087	23,144,446	22,493,951	21,729,198
c) other securities	1,908,300	2,473,654	1,688,518	1,532,990
40. Deposits received in administration	**360,365**	**414,593**	**363,963**	**363,963**
50. Other liabilities	**35,605,340**	**39,532,936**	**32,080,142**	**31,351,719**
60. Accrued liabilities and deferred income:	**6,289,401**	**5,841,614**	**4,696,008**	**4,522,868**
a) accrued liabilities	4,070,833	3,657,889	2,633,845	2,493,410
b) deferred income	2,218,568	2,183,725	2,062,163	2,029,458
70. Employee severance pay	**1,782,418**	**1,753,277**	**1,735,662**	**1,668,234**
80. Reserves for risks and charges:	**6,039,132**	**6,075,279**	**4,642,043**	**4,083,700**
a) reserves for retirement and similar obligations	1,084,531	1,104,256	1,173,454	1,040,858
b) taxation reserves	3,002,735	3,101,690	2,054,433	1,868,203
c) consolidation reserve for future risks and charges	-	-	-	-
d) other reserves	1,951,866	1,869,333	1,414,156	1,174,639
90. Credit risk reserves	**229,106**	**253,772**	**303,004**	**270,485**
100. Reserve for general banking risks	**107,082**	**116,124**	**112,026**	**112,026**
110. Subordinated debt	**11,107,040**	**8,895,948**	**4,761,814**	**4,761,814**
120. Consolidation differences (losses)	**70,452**	**69,609**	**55,260**	**47,371**
130. Equity differences (losses)	**15,511**	**10,175**	**20,330**	**18,555**
140. Minority interests (+/-)	**+5,329,145**	**+5,025,165**	**+5,536,300**	**+4,119,070**
150. Capital	**4,873,549**	**2,512,103**	**2,507,124**	**2,507,124**
160. Share premiums	**6,035,901**	**6,035,901**	**6,035,901**	**6,035,901**
170. Reserves:	**4,110,438**	**4,442,959**	**4,492,991**	**4,492,991**
a) legal reserve	502,421	497,617	497,617	497,617
b) reserve for own shares	10,881	720	2,932	2,932
c) statutory reserves	1,029,752	2,127,208	2,127,208	2,127,208
d) other reserves	2,567,384	1,817,414	1,865,234	1,865,234
180. Revaluation reserves	**432,531**	**928,706**	**859,491**	**859,491**
190. Retained earnings (losses)	**442**	**127**	**127**	**127**
200. Net income (loss) for the period	**1,555,087**	**2,700,814**	**1,778,300**	**1,860,049**
Total liabilities	400,445,049	392,396,446	367,851,668	352,437,904

Guarantees and Commitments

	30.06.2001	31.12.2000	30.06.2000 RESTATED*	30.06.2000
10. Guarantees given	**28,053,294**	**26,344,894**	**25,786,891**	**24,783,647**
including:				
- acceptances	*80,186*	*287,573*	*243,403*	*235,293*
- other guarantees	*27,973,108*	*26,057,321*	*25,543,488*	*24,548,354*
20. Commitments	**54,039,619**	**41,011,606**	**45,760,141**	**45,162,333**
including:				
- for sales with repurchase obligation	-	*2,064*	-	-

Consolidated Profit and Loss Account in Lira

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.) ITEMS	1st HALF-YEAR 2001	1st HALF-YEAR 2000	1st HALF-YEAR 2000 RESTATED*	YEAR 2000
10. Interest income and similar revenues	11,761,150	9,349,290	8,899,507	20,626,657
including:				
- loans to customers	*8,407,842*	*6,575,913*	*6,272,078*	*14,464,094*
- debt securities	*1,981,507*	*1,854,878*	*1,778,120*	*3,998,098*
20. Interest expense and similar charges	7,001,093	4,990,114	4,765,458	11,585,303
including:				
- due to customers	*2,941,084*	*2,030,175*	*1,925,211*	*4,803,627*
- securities in issue	*1,490,298*	*1,275,456*	*1,213,526*	*3,075,620*
30. Dividends and other revenues:	76,345	80,061	76,969	121,900
a) shares, interests and other equity securities	32,676	44,152	43,786	55,275
b) equity investments	43,669	35,909	33,183	66,625
c) investments in Group companies	-	-	-	-
40. Commission income	3,624,547	3,750,625	3,666,815	7,227,513
50. Commission expense	486,932	356,022	348,874	762,096
60. Trading profits (losses)	888,526	661,983	651,438	1,235,273
70. Other operating income	1,039,671	780,406	748,511	1,802,001
80. Administrative expenses:	4,692,010	4,132,905	3,925,210	8,521,281
a) payroll costs	2,937,787	2,600,824	2,480,120	5,369,317
including:				
- wages and salaries	*2,105,593*	*1,789,327*	*1,708,002*	*3,769,520*
- social security charges	*569,301*	*530,915*	*509,289*	*1,095,163*
- employee severance pay	*125,864*	*122,792*	*118,309*	*229,118*
- reserve for retirement and similar obligations	*55,743*	*50,083*	*44,943*	*79,667*
b) other administrative costs	1,754,223	1,532,081	1,445,090	3,151,964
90. Adjustements to the value of tangible and intangible fixed assets	601,455	356,291	334,728	901,900
100. Provisions for risks and charges	266,852	246,388	135,580	882,721
110. Other operating expenses	360,382	212,306	205,361	651,847
120. Write-downs of loans and provisions for guarantees and commitments	1,381,662	1,188,449	1,091,196	2,791,385
130. Write-backs from loans and provisions for guarantees and commitments	622,675	506,455	483,022	1,167,648
140. Provisions to credit risk reserves	28,044	43,416	40,087	125,274
150. Write-downs of financial fixed assets	45,391	27,560	25,248	145,554
160. Write-backs from financial fixed assets	21,577	44,029	37,965	80,510
170. Profit (loss) from equity investments valuèd at net worth	38,866	19,280	19,183	28,498
180. Profit (loss) before extraordinary items and income taxes	**3,209,536**	**3,638,678**	**3,711,668**	**5,922,639**
190. Extraordinary income	306,799	325,100	316,541	834,471
200. Extraordinary charges	124,708	114,742	106,847	396,469
210. Extraordinary profit (loss)	**182,091**	**210,358**	**209,694**	**438,002**
230. Change in the reserve for general banking risks	-12,493	-8,935	+1,065	-16,428
240. Income tax for the year	1,394,019	1,601,488	1,582,995	2,778,643
242. Pre-acquisition profits/loss (included in consolidation area)	-	-	-	89,717
250. Minority interests	455,014	478,183	477,253	807,895
260. Profit (loss) for the period	**1,555,087**	**1,778,300**	**1,860,049**	**2,700,814**

* The restated balance sheet and profit and loss accounts consider the most significant variations in the consolidation area from that of June 2000, and reallocation on a quarterly basis of the provision made at the end of 2000 as a consequence of of the application of Legislative Decree 153/99 as previously illustrated in the Structure of the Consolidated Interim Report.

Consolidated Balance Sheet as at 30 June 2000

Restatement following changes to consolidation area and re-accounting of the provision at the end of the period in application of Legislative Decree 153/99

Assets

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	BALANCE AS AT 30.06.2000	CHANGES DUE TO: MODIFIED CONSOLIDATION AREA	CHANGES DUE TO: PROVISION RESTATEMENT FOLLOWING DECREE 153/99	BALANCE AS AT 30.06.2000 RESTATED
10. Cash and deposits with central banks and post offices	**1,699,014**	**131,442**	**-**	**1,830,456**
20. Treasury notes and similar securities eligible for refinancing with central banks	**5,300,695**	**412,960**	**-**	**5,713,655**
30. Loans to banks:	**47,260,317**	**3,097,429**	**-**	**50,357,746**
a) on demand	7,789,096	312,454	-	8,101,550
b) other loans	39,471,221	2,784,975	-	42,256,196
40. Loans to customers	**200,227,711**	**8,317,716**	**-**	**208,545,427**
including:				
- loans on deposits received in administration	*298,811*	-	-	*298,811*
50. Bonds and other debt securities:	**54,177,880**	**2,302,052**	**-**	**56,479,932**
a) of public issuers	39,877,144	1,159,958	-	41,037,102
b) of banks	10,972,916	848,686	-	11,821,602
including:				
- own securities	*470,319*	*75,749*	-	*546,068*
c) of financial institutions	1,506,505	2,903	-	1,509,408
including:				
- own securities	-	-	-	-
d) of other issuers	1,821,315	290,505	-	2,111,820
60. Shares, interests and other equity securities	**2,944,570**	**34,992**	**-**	**2,979,562**
70. Equity investments	**2,102,246**	**65,835**	**-**	**2,168,081**
a) valued at net worth	616,485	14,452	-	630,937
b) others	1,485,761	51,383	-	1,537,144
80. Investments in Group companies	**198,769**	**1,651**	**-**	**200,420**
a) valued at net worth	175,784	641	-	176,425
b) others	22,985	1,010	-	23,995
90. Consolidation differences (gains)	**938,562**	**-**	**-**	**938,562**
100. Equity differences (gains)	**83,485**	**-**	**-**	**83,485**
110. Intangible fixed assets	**487,798**	**26,475**	**-**	**514,273**
including:				
- start-up costs	*4,159*	*20*	-	*4,179*
- goodwill	*87,212*	-	-	*87,212*
120. Tangible fixed assets	**5,242,271**	**365,026**	**-**	**5,607,297**
140. Own shares or quotas	**2,932**	**-**	**-**	**2,932**
(face value)	*(1,848)*	-	-	*(1,848)*
150. Other assets	**27,523,145**	**531,438**	**-**	**28,054,583**
160. Accrued income and pre-paid expenses:	**4,248,509**	**126,748**	**-**	**4,375,257**
a) accrued income	2,572,750	109,681	-	2,682,431
b) pre-paid expenses	1,675,759	17,067	-	1,692,826
including:				
- issue discount on securities	*9,131*	*469*	-	*9,600*
Total assets	**352,437,904**	**15,413,764**	**-**	**367,851,668**

Liabilities

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	BALANCE AS AT 30.06.2000	CHANGES DUE TO: MODIFIED CONSOLIDATION AREA	CHANGES DUE TO: PROVISION RESTATEMENT FOLLOWING DECREE 153/99	BALANCE AS AT 30.06.2000 RESTATED
10. Due to banks:	**73,112,795**	**1,803,351**	-	**74,916,146**
a) on demand	20,352,650	99,186	-	20,451,836
b) term or with notice	52,760,145	1,704,165	-	54,464,310
20. Due to customers	**147,463,535**	**7,790,264**	-	**155,253,799**
a) on demand	100,282,750	4,686,848	-	104,969,598
b) term or with notice	47,180,785	3,103,416	-	50,284,201
30. Securities in issue:	**64,786,086**	**2,915,151**	-	**67,701,237**
a) bonds	41,523,898	1,994,870	-	43,518,768
b) certificates of deposit	21,729,198	764,753	-	22,493,951
c) other securities	1,532,990	155,528	-	1,688,518
40. Deposits received in administration	**363,963**	-	-	**363,963**
50. Other liabilities	**31,351,719**	**728,423**	-	**32,080,142**
60. Accrued liabilities and deferred income:	**4,522,868**	**173,140**	-	**4,696,008**
a) accrued liabilities	2,493,410	140,435	-	2,633,845
b) deferred income	2,029,458	32,705	-	2,062,163
70. Employee severance pay	**1,668,234**	**67,428**	-	**1,735,662**
80. Reserves for risks and charges:	**4,083,700**	**463,094**	**95,249**	**4,642,043**
a) reserves for retirement and similar obligations	1,040,858	132,596	-	1,173,454
b) taxation reserves	1,868,203	186,230	-	2,054,433
c) consolidation reserve for future risks and charges	-	-	-	-
d) other reserves	1,174,639	144,268	95,249	1,414,156
90. Credit risk reserves	**270,485**	**32,519**	-	**303,004**
100. Reserve for general banking risks	**112,026**	-	-	**112,026**
110. Subordinated debt	**4,761,814**	-	-	**4,761,814**
120. Consolidation differences (losses)	**47,371**	**7,889**	-	**55,260**
130. Equity differences (losses)	**18,555**	**1,775**	-	**20,330**
140. Minority interests (+/-)	**+4,119,070**	**+1,430,730**	**-13,500**	**+5,536,300**
150. Capital	**2,507,124**	-	-	**2,507,124**
160. Share premiums	**6,035,901**	-	-	**6,035,901**
170. Reserves:	**4,492,991**	-	-	**4,492,991**
a) legal reserve	497,617	-	-	497,617
b) reserve for own shares	2,932	-	-	2,932
c) statutory reserves	2,127,208	-	-	2,127,208
d) other reserves	1,865,234	-	-	1,865,234
180. Revaluation reserves	**859,491**	-	-	**859,491**
190. Retained earnings (losses)	**127**	-	-	**127**
200. Net income (loss) for the period	**1,860,049**	-	**-81,749**	**1,778,300**
Total liabilities	**352,437,904**	**15,413,764**	-	**367,851,668**

Guarantees and Commitments

10. Guarantees given	**24,783,647**	**1,003,244**	-	**25,786,891**
including:				
- acceptances	*235,293*	*8,110*	-	*243,403*
- other guarantees	*24,548,354*	*995,134*	-	*25,543,488*
20. Commitments	**45,162,333**	**597,808**	-	**45,760,141**
including:				
- for sales with repurchase obligation	-	-	-	-

Consolidated Profit and Loss Account as at 30 June 2000

Restatement following changes to consolidation area and re-accounting of the provision at the end of the period in application of Legislative Decree 153/99

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	AMOUNTS AS AT 30.06.2000	CHANGES DUE TO: MODIFIED CONSOLIDATION AREA	PROVISION RESTATEMENT FOLLOWING DECREE 153/99	AMOUNTS AS AT 30.06.2000 RESTATED
10. Interest income and similar revenues	8,899,507	449,783	-	9,349,290
including:				
- loans to customers	*6,272,078*	*303,835*	-	*6,575,913*
- debt securities:	*1,778,120*	*76,758*	-	*1,854,878*
20. Interest expense and similar charges	4,765,458	224,656	-	4,990,114
including:				
- due to customers	*1,925,211*	*104,964*	-	*2,030,175*
- securities in issue	*1,213,526*	*61,930*	-	*1,275,456*
30. Dividends and other revenues:	76,969	3,092	-	80,061
a) shares, interests and other equity securities	43,786	366	-	44,152
b) equity investments	33,183	2,726	-	35,909
c) investments in Group companies	-	-	-	-
40. Commission income	3,666,815	83,810	-	3,750,625
50. Commission expense	348,874	7,148	-	356,022
60. Trading profits (losses)	651,438	10,545	-	661,983
70. Other operating income	748,511	31,895	-	780,406
80. Administrative expenses:	3,925,210	207,695	-	4,132,905
a) payroll costs	2,480,120	120,704	-	2,600,824
including:				
- wages and salaries	*1,708,002*	*81,325*	-	*1,789,327*
- social security charges	*509,289*	*21,626*	-	*530,915*
- employee severance pay	*118,309*	*4,483*	-	*122,792*
- reserve for retirement and similar obligations	*44,943*	*5,140*	-	*50,083*
b) other administrative costs	1,445,090	86,991	-	1,532,081
90. Adjustements to the value of tangible and intangible fixed assets	334,728	21,563	-	356,291
100. Provisions for risks and charges	135,580	15,559	95,249	246,388
110. Other operating expenses	205,361	6,945	-	212,306
120. Write-downs of loans and provisions for guarantees and commitments	1,091,196	97,253	-	1,188,449
130. Write-backs from loans and provisions for guarantees and commitments	483,022	23,433	-	506,455
140. Provisions to credit risk reserves	40,087	3,329	-	43,416
150. Write-downs of financial fixed assets	25,248	2,312	-	27,560
160. Write-backs from financial fixed assets	37,965	6,064	-	44,029
170. Profit (loss) from equity investments recorded as shareholders' equity	19,183	97	-	19,280
180. Profit (loss) before extraordinary items and income taxes	**3,711,668**	**22,259**	**-95,249**	**3,638,678**
190. Extraordinary income	316,541	8,559	-	325,100
200. Extraordinary charges	106,847	7,895	-	114,742
210. Extraordinary profit (loss)	**209,694**	**664**	**-**	**210,358**
230. Change in the reserve for general banking risks	1,065	-10,000	-	-8,935
240. Income tax for the year	1,582,995	18,493	-	1,601,488
250. Minority interests	477,253	14,430	-13,500	478,183
260. Profit (loss) for the period	**1,860,049**	**-**	**-81,749**	**1,778,300**



Powers delegated to Directors

Accounts stated in Lira

Changes to Company's Capital and Reserves (in €)

Balance Sheet and Profit and Loss Account (in €)

Restated Balance Sheet and Profit and Loss Account

Company Accounts as at 30 June 2001

Restated figures as at 30 June 2001

Restated figures as at 31 December 2000

Restated figures as at 30 June 2000

194

Company Accounts UniCredito Italiano S.p.A.

The accounting policies used for the 2000 Annual Report were also adopted for drawing up the 2001 Interim Report.

It is worth reminding that in the 2000 Annual Report a new criterion for accounting the dividends of directly controlled subsidiaries was introduced, i.e. booking them when incurred - "accrual basis accounting" - instead of accounting them, as in the past, in the same year of the distribution resolution - "cash basis accounting"-.

The Consob communication no. DAC/28034 of 12 April 2000, stating, as for the accounting policies, the applicability of the so-called "independence criterion for interim reports", was followed. The interim period was therefore considered as an autonomous period in which extraordinary, seasonal and cyclical expenses and revenues are to be anticipated or deferred only if such procedure is permitted for drawing-up the annual reports.

As a result, Balance Sheet and Profit and Loss Account as at 30 June 2001 do not include the earnings portion of directly controlled subsidiaries allocated for dividends, if and inasmuch as at 30 June the certainty requirement is missing - although present at year-end, as emerging by the distribution proposal to be submitted to the Shareholders' Meeting -.

Restated Balance Sheet and Profit and Loss Account were therefore drawn up for the three periods, in order to enable a like-for-like comparison with regard to the accounting policies for dividends, as explained above.

Restated Balance Sheet and Profit and Loss Account
- Balance Sheet (as at 30 June 2001 / 31 December 2000 / 30 June 2000)
- Profit and Loss Account (1st half 2001 / 1st half 2000 / Year 2000)

Company Accounts as at 30 June 2001
- Balance Sheet
- Profit and Loss Account

Restated figures as at 30 June 2001
- Balance Sheet
- Profit and Loss Account

Restated figures as at 31 December 2000
- Balance Sheet
- Profit and Loss Account

Restated figures as at 30 June 2000
- Balance Sheet
- Profit and Loss Account

Criteria applied for restatement
As against book values, restated figures were determined as follows:
- as at 30 June 2001: by taking into account dividends accrued in the period by directly controlled subsidiaries net of relevant tax charges.
- As at 31 December 2000: by disregarding cash dividends of subsidiary companies, for which the dividends had previously been attributed on an accrual basis, net of relevant tax charges.
- As at 30 June 2000: by including pro-quota dividends accrued and disregarding cash dividends of directly controlled subsidiaries, net of relevant tax charges.

Restated Balance Sheet

Assets

(AMOUNTS IN THOUSANDS OF €)	30.06.2001 RESTATED	31.12.2000 RESTATED	30.06.2000 RESTATED
Cash and deposits with central banks and post offices	34,846	39,732	56
Loans:			
- Loans to customers	8,100,017	6,978,977	3,243,494
- Loans to banks	27,349,681	36,732,866	11,079,720
Trading securities	3,764,734	3,457,752	-
Fixed assets:			
a) investment securities	9,926,136	9,588,047	7,569,211
b) equity investments	10,979,928	10,677,704	8,791,470
c) tangible and intangible fixed assets	187,697	195,189	195,468
Other assets	5,100,357	4,840,117	3,011,398
Total assets	**65,443,396**	**72,510,384**	**33,890,817**

Liabilities

Due to:			
- Due to customers	4,598,314	3,439,242	2,261,918
- Securities in issue	7,814,916	6,755,134	7,157,048
- Due to banks	33,707,722	42,061,162	10,254,806
Specific reserves	1,046,447	712,817	516,285
Other liabilities	2,749,026	5,453,763	2,032,102
Credit risk reserves	22,982	16,527	-
Subordinated debt	7,751,228	6,689,821	4,544,051
Shareholders' equity:			
- Capital, reserves and retained earnings	7,216,804	6,592,541	6,592,540
- Profit for the period/year	535,957	789,377	532,067
Total liabilities	**65,443,396**	**72,510,384**	**33,890,817**

Guarantees and Commitments

ITEMS

10. Garantees given	3,711,519	2,421,962	1,315,860
20. Commitments	7,886,517	12,451,453	5,891,379

Restated Profit and Loss Account

(AMOUNTS IN THOUSANDS OF €)	1st half 2001 RESTATED	1st half 2000 RESTATED	YEAR 2000 RESTATED
Net interest	-172,422	-54,483	-197,604
Dividends and other revenues	1,125,794	949,353	1,773,760
Net interest income	**953,372**	**894,870**	**1,576,156**
Net commision income	8,713	6,254	17,718
Trading profits (losses)	-20,932	-491	26,653
Other net operating income	67,007	71,134	160,117
Revenues from services and other sources	**54,788**	**76,897**	**204,488**
TOTAL REVENUES	**1,008,160**	**971,767**	**1,780,644**
Payroll costs	-118,246	-103,707	-218,067
Other administrative expenses	-76,807	-75,216	-173,280
Adjustments to the value of tangible and intangible fixed assets	-11,662	-11,085	-25,939
Operating expenses	**-206,715**	**-190,008**	**-417,286**
OPERATING PROFIT	**801,445**	**781,759**	**1,363,358**
Provisions for risks and charges	-40,575	-	-188,332
Net write-downs of loans and provisions for guarantees and commitments	-35,565	1,550	-18,039
Provisions to credit risk reserves	-6,456	-	-16,527
Net write-downs of financial fixed assets	-19,253	3,155	-19,378
PROFIT (LOSS) BEFORE EXTRAORDINARY ITEMS AND TAX	**699,596**	**786,464**	**1,121,082**
Extraordinary income (charges)	40,925	2,735	-12,271
Profit before tax	**740,521**	**789,199**	**1,108,811**
Income tax for the period/year	-204,564	-257,132	-319,434
NET INCOME (LOSS) FOR THE PERIOD/YEAR	**535,957**	**532,067**	**789,377**

Balance Sheet as at 30 June 2001

Assets

(AMOUNTS IN THOUSANDS OF €)

10.	**Cash and deposits with central banks and post offices**		**34,846**
20.	**Treasury notes and similar securities eligible for refinancing at central banks**		**1,700,373**
30.	**Loans to banks:**		**27,349,681**
	a) on demand	10,608,805	
	b) other loans	16,740,876	
40.	**Loans to customers:**		**8,100,017**
	of which:		
	- loans on deposits received in administration	-	-
50.	**Bonds and other debt securities:**		**11,452,796**
	a) of public issuers	3,563,048	
	b) of banks	7,069,798	
	of which:		
	- own securities	-	-
	c) of financial institutions	562,139	
	of which:		
	- own securites	-	-
	d) of other issuers	257,811	
60.	**Shares, quotas and other equity securities**		**537,701**
70.	**Equity investments**		**876,950**
80.	**Equity investments in Group companies**		**10,102,978**
90.	**Intangible fixed assets**		**13,783**
	of which:		
	- start-up costs	-	
	- goodwill	-	
100.	**Tangible fixed assets**		**173,914**
130.	**Other assets**		**3,202,139**
140.	**Accrued income and pre-paid expenses**		**1,061,075**
	a) accrued income	818,645	
	b) pre-paid expenses	242,430	
	of which:		
	- issue discount on securities	*8,589*	
Total assets			**64,606,253**

Liabilities

(AMOUNTS IN THOUSANDS OF €)

10. Due to banks:		**33,707,722**
a) on demand	8,867,328	
b) term or with notice	24,840,394	
20. Due to customers:		**4,598,314**
a) on demand	1,156,399	
b) term or with notice	3,441,915	
30. Securities in issue:		**7,814,916**
a) bonds	5,652,046	
b) certificates of deposit	2,161,976	
c) other securities	894	
50. Other liabilities		**1,932,381**
60. Accrued liabilities and deferred income:		**816,645**
a) accrued liabilities	692,889	
b) deferred income	123,756	
70. Employee severance pay		**75,099**
80. Reserve for risks and charges:		**691,904**
a) reserve for retirement and similar obligations	21,017	
b) taxation reserves	446,753	
c) other reserves	224,134	
90. Credit risk reserves		**22,982**
110. Subordinated debt		**7,751,228**
120. Capital		**2,516,978**
130. Issue premiums		**3,117,283**
140. Reserves:		**1,582,315**
a) legal reserve	259,478	
b) reserve for own shares or quotas	-	
c) statutory reserves	531,822	
d) other reserves	791,015	
150. Revaluation reserves		**-**
160. Retained earnings (losses)		**228**
170. Net income (loss) for the period		**-21,742**
Total liabilities		**64,606,253**

Guarantees and Commitments

(AMOUNTS IN THOUSANDS OF €)

ITEMS

10. Guarantees given		**3,711,519**
of which:		
- acceptances	*2,019*	
- other guarantees	*3,709,500*	
20. Commitments		**7,886,517**
of which:		
- for sales with repurchase obligation	-	

MANAGING DIRECTOR/CEO
PROFUMO

CHIEF ACCOUNTANT
LECCACORVI

200

Profit and Loss Account 1st half 2001

(AMOUNTS IN THOUSANDS OF €)

ITEMS

10.	Interest income and similar revenues		1,282,374
	of which:		
	- on loans to customers	*215,876*	
	- on debt securities	*343,327*	
20.	Interest expense and similar charges		1,454,796
	of which:		
	- on due to customers	*87,715*	
	- on securities in issue	*191,150*	
30.	Dividends and other revenues:		288,651
	a) on shares, quotas and other equity securities	4,646	
	b) on equity investments	9,285	
	c) on equity investments in Group companies	274,720	
40.	Commission income		19,752
50.	Commission expense		11,039
60.	Trading profits (losses)		-20,932
70.	Other operating income		70,272
80.	Administrative expenses:		195,053
	a) payroll costs	118,246	
	of which:		
	- wages and salaries	*84,574*	
	- social security charges	*27,021*	
	- employee severance pay	*5,458*	
	- payment for retirement and similar obligations	-	
	b) other administrative costs	76,807	
90.	Adjustments to the value of tangible and intangible fixed assets		11,662
100.	Provisions for risks and charges		18,076
110.	Other operating expenses		3,265
120.	Write-downs of loans and provisions for guarantees and commitments		52,031
130.	Write-backs of loans and provisions for guarantees and commitments		16,466
140.	Provisions to credit risk reserves		6,456
150.	Write-downs of financial fixed assets		29,303
160.	Write-backs of financial fixed assets		10,050
170.	**Profit (loss) before extraordinary items and income taxes**		**-115,048**
180.	Extraordinary income		64,359
190.	Extraordinary charges		23,434
200.	**Extraordinary profit (loss)**		**40,925**
220.	Income tax for the period		-52,381
230.	**Profit (loss) for the period**		**-21,742**

MANAGING DIRECTOR/CEO
PROFUMO

CHIEF ACCOUNTANT
LECCACORVI

Reconciliation of Balance Sheet: from book values to restated values - 30 June 2001

Assets

(AMOUNTS IN THOUSANDS OF €)

	BOOK VALUE	INCREASES FOR RESTATEMENT	RESTATED
10. Cash and deposits with central banks and post offices	**34,846**		**34,846**
20. Treasury notes and similar securities eligible for refinancing at central banks	**1,700,373**		**1,700,373**
30. Loans to banks:	**27,349,681**		**27,349,681**
a) on demand	10,608,805		10,608,805
b) other loans	16,740,876		16,740,876
40. Loans to customers:	**8,100,017**		**8,100,017**
of which:			
- loans on deposits received in administration	-		-
50. Bonds and other debt securities:	**11,452,796**		**11,452,796**
a) of public issuers	3,563,048		3,563,048
b) of banks	7,069,798		7,069,798
of which:			
- own securities	-		-
c) of financial institutions	562,139		562,139
of which:			
- own securites	-		-
d) of other issuers	257,811		257,811
60. Shares, quotas and other equity securities	**537,701**		**537,701**
70. Equity investments	**876,950**		**876,950**
80. Equity investments in Group companies	**10,102,978**		**10,102,978**
90. Intangible fixed assets	**13,783**		**13,783**
of which:			
- start-up costs	-		-
- goodwill	-		-
100. Tangible fixed assets	**173,914**		**173,914**
130. Other assets	**3,202,139**	**837,143**	**4,039,282**
140. Accrued income and pre-paid expenses	**1,061,075**		**1,061,075**
a) accrued income	818,645		818,645
b) pre-paid expenses	242,430		242,430
of which:			
- issue discount on securities	*8,589*		*8,589*
Total assets	**64,606,253**	**837,143**	**65,443,396**

Liabilities

(AMOUNTS IN THOUSANDS OF €)	BOOK VALUE	INCREASES FOR RESTATEMENT	RESTATED
10. Due to banks:	**33,707,722**		**33,707,722**
a) on demand	8,867,328		8,867,328
b) term or with notice	24,840,394		24,840,394
20. Due to customers:	**4,598,314**		**4,598,314**
a) on demand	1,156,399		1,156,399
b) term or with notice	3,441,915		3,441,915
30. Securities in issue:	**7,814,916**		**7,814,916**
a) bonds	5,652,046		5,652,046
b) certificates of deposit	2,161,976		2,161,976
c) other securities	894		894
50. Other liabilities	**1,932,381**		**1,932,381**
60. Accrued liabilities and deferred income:	**816,645**		**816,645**
a) accrued liabilities	692,889		692,889
b) deferred income	123,756		123,756
70. Employee severance pay	**75,099**		**75,099**
80. Reserve for risks and charges:	**691,904**	**279,444**	**971,348**
a) reserve for retirement and similar obligations	21,017		21,017
b) taxation reserves	446,753	256,945	703,698
c) other reserves	224,134	22,499	246,633
90. Credit risk reserves	**22,982**		**22,982**
110. Subordinated debt	**7,751,228**		**7,751,228**
120. Capital	**2,516,978**		**2,516,978**
130. Issue premiums	**3,117,283**		**3,117,283**
140. Reserves:	**1,582,315**		**1,582,315**
a) legal reserve	259,478		259,478
b) reserve for own shares or quotas	-		-
c) statutory reserves	531,822		531,822
d) other reserves	791,015		791,015
150. Revaluation reserves	-		-
160. Retained earnings (losses)	**228**		**228**
170. Net income (loss) for the period	**-21,742**	**557,699**	**535,957**
Total liabilities	**64,606,253**	**837,143**	**65,443,396**

Guarantees and Commitments

ITEMS		
10, Guarantees given	**3,711,519**	**3,711,519**
of which:		
- acceptances	*2,019*	*2,019*
- other guarantees	*3,709,500*	*3,709,500*
20, Commitments	**7,886,517**	**7,886,517**
of which:		
- for sales with repurchase obligation	-	-

Reconciliation of Profit and Loss Account from book values to restated values - 1st half 2001

(AMOUNTS IN THOUSANDS OF €) ITEMS	BOOK VALUE	INCREASES FOR RESTATEMENT	RESTATED
10. Interest income and similar revenues	1,282,374		1,282,374
of which:			
- on loans to customers	*215,876*		*215,876*
- on debt securities	*343,327*		*343,327*
20. Interest expense and similar charges	1,454,796		1,454,796
of which:			
- on due to customers	*87,715*		*87,715*
- on securities in issue	*191,150*		*191,150*
30. Dividends and other revenues:	288,651	837,143	1,125,794
a) on shares, quotas and other equity securities	4,646		4,646
b) on equity investments	9,285		9,285
c) on equity investments in Group companies	274,720	837,143	1,111,863
40. Commission income	19,752		19,752
50. Commission expense	11,039		11,039
60. Trading profits (losses)	-20,932		-20,932
70. Other operating income	70,272		70,272
80. Administrative expenses:	195,053		195,053
a) payroll costs	118,246		118,246
of which:			
- wages and salaries	*84,574*		*84,574*
- social security charges	*27,021*		*27,021*
- employee severance pay	*5,458*		*5,458*
- payment for retirement and similar obligations	-		-
b) other administrative costs	76,807		76,807
90. Adjustments to the value of tangible and intangible fixed assets	11,662		11,662
100. Provisions for risks and charges	18,076	22,499	40,575
110. Other operating expenses	3,265		3,265
120. Write-downs of loans and provisions for guarantees and commitments	52,031		52,031
130. Write-backs of loans and provisions for guarantees and commitments	16,466		16,466
140. Provisions to credit risk reserves	6,456		6,456
150. Write-downs of financial fixed assets	29,303		29,303
160. Write-backs of financial fixed assets	10,050		10,050
170. Profit (loss) before extraordinary items and income taxes	**-115,048**	**814,644**	**699,596**
180. Extraordinary income	64,359		64,359
190. Extraordinary charges	23,434		23,434
200. Extraordinary profit (loss)	**40,925**		**40,925**
220. Income tax for the period	-52,381	256,945	204,564
230. Profit (loss) for the period	**-21,742**	**557,699**	**535,957**

Reconciliation of Balance Sheet: from book values to restated values - 31 December 2000

Assets

(AMOUNTS IN THOUSANDS OF €)

		BOOK VALUE	REDUCTIONS FOR RESTATEMENT	RESTATED
10.	**Cash and deposits with central banks and post offices**	**39,732**		**39,732**
20.	**Treasury notes and similar securities eligible for refinancing at central banks**	**2,381,736**		**2,381,736**
30.	**Loans to banks:**	**36,732,866**		**36,732,866**
	a) on demand	9,499,774		9,499,774
	b) other loans	27,233,092		27,233,092
40.	**Loans to customers:**	**6,978,977**		**6,978,977**
	of which:			
	- loans on deposits received in administration	-		-
50.	**Bonds and other debt securities:**	**10,462,271**		**10,462,271**
	a) of public issuers	3,387,961		3,387,961
	b) of banks	6,594,799		6,594,799
	of which:			
	- own securities	-		-
	c) of financial institutions	352,533		352,533
	of which:			
	- own securites	-		-
	d) of other issuers	126,978		126,978
60.	**Shares, quotas and other equity securities**	**201,792**		**201,792**
70.	**Equity investments**	**862,407**		**862,407**
80.	**Equity investments in Group companies**	**9,815,297**		**9,815,297**
90.	**Intangible fixed assets**	**17,275**		**17,275**
	of which:			
	- start-up costs	-		-
	- goodwill	-		-
100.	**Tangible fixed assets**	**177,914**		**177,914**
130.	**Other assets**	**4,252,673**	**-226,793**	**4,025,880**
140.	**Accrued income and pre-paid expenses**	**814,237**		**814,237**
	a) accrued income	577,817		577,817
	b) pre-paid expenses	236,420		236,420
	of which:			
	- issue discount on securities	*3,596*		*3,596*
Total assets		**72,737,177**	**-226,793**	**72,510,384**

Liabilities

(AMOUNTS IN THOUSANDS OF €)

		BOOK VALUE	REDUCTIONS FOR RESTATEMENT	RESTATED
10.	**Due to banks:**	**42,061,162**		**42,061,162**
	a) on demand	17,796,604		17,796,604
	b) term or with notice	24,264,558		24,264,558
20.	**Due to customers:**	**3,439,242**		**3,439,242**
	a) on demand	1,018,600		1,018,600
	b) term or with notice	2,420,642		2,420,642
30.	**Securities in issue:**	**6,755,134**		**6,755,134**
	a) bonds	4,765,536		4,765,536
	b) certificates of deposit	1,989,162		1,989,162
	c) other securities	436		436
50.	**Other liabilities**	**4,393,432**	**422,383**	**4,815,815**
60.	**Accrued liabilities and deferred income:**	**637,948**		**637,948**
	a) accrued liabilities	506,240		506,240
	b) deferred income	131,708		131,708
70.	**Employee severance pay**	**75,291**		**75,291**
80.	**Reserve for risks and charges:**	**864,319**	**-226,793**	**637,526**
	a) reserve for retirement and similar obligations	21,017		21,017
	b) taxation reserves	599,731	-226,793	372,938
	c) other reserves	243,571		243,571
90.	**Credit risk reserves**	**16,527**		**16,527**
110.	**Subordinated debt**	**6,689,821**		**6,689,821**
120.	**Capital**	**1,297,393**		**1,297,393**
130.	**Issue premiums**	**3,117,283**		**3,117,283**
140.	**Reserves:**	**1,918,157**		**1,918,157**
	a) legal reserve	256,998		256,998
	b) reserve for own shares or quotas	-		-
	c) statutory reserves	1,098,611		1,098,611
	d) other reserves	562,548		562,548
150.	**Revaluation reserves**	**259,642**		**259,642**
160.	**Retained earnings (losses)**	**66**		**66**
170.	**Net income (loss) for the year**	**1,211,760**	**-422,383**	**789,377**
Total liabilities		72,737,177	-226,793	72,510,384

Guarantees and Commitments

ITEMS				
10.	**Guarantees given**	**2,421,962**		**2,421,962**
	of which:			
	- acceptances	*71,784*		*71,784*
	- other guarantees	*2,350,178*		*2,350,178*
20.	**Commitments**	**12,451,453**		**12,451,453**
	of which:			
	- for sales with repurchase obligation	-		-

Reconciliation of Profit and Loss Account: from book values to restated values - Year 2000

(AMOUNTS IN THOUSANDS OF €)

ITEMS	BOOK VALUE	REDUCTIONS FOR RESTATEMENT	RESTATED
10. Interest income and similar revenues	1,490,147		1,490,147
of which:			
- on loans to customers	*241,148*		*241,148*
- on debt securities	*430,185*		*430,185*
20. Interest expense and similar charges	1,687,751		1,687,751
of which:			
- on due to customers	*137,797*		*137,797*
- on securities in issue	*311,085*		*311,085*
30. Dividends and other revenues:	1,773,760		1,773,760
a) on shares, quotas and other equity securities	-		-
b) on equity investments	20,836		20,836
c) on equity investments in Group companies	1,752,924		1,752,924
40. Commission income	26,135		26,135
50. Commission expense	8,417		8,417
60. Trading profits (losses)	26,653		26,653
70. Other operating income	205,369		205,369
80. Administrative expenses:	391,347		391,347
a) payroll costs	218,067		218,067
of which:			
- wages and salaries	*153,373*		*153,373*
- social security charges	*53,450*		*53,450*
- employee severance pay	*10,431*		*10,431*
- payment for retirement and similar obligations	*813*		*813*
b) other administrative costs	173,280		173,280
90. Adjustments to the value of tangible and intangible fixed assets	25,939		25,939
100. Provisions for risks and charges	188,332		188,332
110. Other operating expenses	45,252		45,252
120. Write-downs of loans and provisions for guarantees and commitments	67,875		67,875
130. Write-backs of loans and provisions for guarantees and commitments	49,836		49,836
140. Provisions to credit risk reserves	16,527		16,527
150. Write-downs of financial fixed assets	36,449		36,449
160. Write-backs of financial fixed assets	17,071		17,071
170. Profit (loss) before extraordinary items and income taxes	**1,121,082**	**-**	**1,121,082**
180. Extraordinary income	705,358	-649,176	56,182
190. Extraordinary charges	68,453		68,453
200. Extraordinary profit (loss)	**636,905**	**-649,176**	**-12,271**
220. Income tax for the year	546,227	-226,793	319,434
230. Profit (loss) for the year	**1,211,760**	**-422,383**	**789,377**

Reconciliation of Balance Sheet: from book values to restated values - 30 June 2000

Assets

(AMOUNTS IN THOUSANDS OF €)	BOOK VALUE	REDUCTIONS FOR RESTATEMENT	INCREASES FOR RESTATEMENT	RESTATED
10. Cash and deposits with central banks and post offices	**56**			**56**
20. Treasury notes and similar securities eligible for refinancing at central banks	**25,188**			**25,188**
30. Loans to banks:	**11,079,720**			**11,079,720**
a) on demand	1,442,153			1,442,153
b) other loans	9,637,567			9,637,567
40. Loans to customers:	**3,243,494**			**3,243,494**
of which:				
- loans on deposits received in administration	-			-
50. Bonds and other debt securities:	**7,532,492**			**7,532,492**
a) of public issuers	2,983,257			2,983,257
b) of banks	4,444,183			4,444,183
of which:				
- own securities	-			-
c) of financial institutions	81,241			81,241
of which:				
- own securites	-			-
d) of other issuers	23,811			23,811
60. Shares, quotas and other equity securities	**11,531**			**11,531**
70. Equity investments	**611,889**			**611,889**
80. Equity investments in Group companies	**8,179,581**			**8,179,581**
90. Intangible fixed assets	**17,183**			**17,183**
of which:				
- start-up costs	-		-	
- goodwill	-		-	
100. Tangible fixed assets	**178,285**			**178,285**
130. Other assets	**2,013,178**	**-226,793**	**792,946**	**2,579,331**
140. Accrued income and pre-paid expenses	**432,067**			**432,067**
a) accrued income	270,876			270,876
b) pre-paid expenses	161,191			161,191
of which:				
- issue discount on securities	*819*			*819*
Total assets	**33,324,664**	**-226,793**	**792,946**	**33,890,817**

Liabilities

(AMOUNTS IN THOUSANDS OF €)	BOOK VALUE	REDUCTIONS FOR RESTATEMENT	INCREASES FOR RESTATEMENT	RESTATED
10. Due to banks:	**10,254,806**			**10,254,806**
a) on demand	1,322,317			1,322,317
b) term or with notice	8,932,489			8,932,489
20. Due to customers:	**2,261,918**			**2,261,918**
a) on demand	572,177			572,177
b) term or with notice	1,689,741			1,689,741
30. Securities in issue:	**7,157,048**			**7,157,048**
a) bonds	4,946,540			4,946,540
b) certificates of deposit	2,210,337			2,210,337
c) other securities	171			171
50. Other liabilities	**1,266,809**	**422,383**		**1,689,192**
60. Accrued liabilities and deferred income:	**342,910**			**342,910**
a) accrued liabilities	272,777			272,777
b) deferred income	70,133			70,133
70. Employee severance pay	**75,011**			**75,011**
80. Reserve for risks and charges:	**392,010**	**-226,793**	**276,057**	**441,274**
a) reserve for retirement and similar obligations	22,143			22,143
b) taxation reserves	266,550	-226,793	276,057	315,814
c) other reserves	103,317			103,317
90. Credit risk reserves	**-**			**-**
110. Subordinated debt	**4,544,051**			**4,544,051**
120. Capital	**1,294,821**			**1,294,821**
130. Issue premiums	**3,117,283**			**3,117,283**
140. Reserves:	**1,920,728**			**1,920,728**
a) legal reserve	256,998			256,998
b) reserve for own shares or quotas	-			-
c) statutory reserves	1,098,611			1,098,611
d) other reserves	565,119			565,119
150. Revaluation reserves	**259,642**			**259,642**
160. Retained earnings (losses)	**66**			**66**
170. Net income (loss) for the period	437,561	-422,383	516,889	532,067
Total liabilities	33,324,664	-226,793	792,946	33,890,817

Guarantees and Commitments

ITEMS				
10. Guarantees given	**1,315,860**			**1,315,860**
of which:				
- acceptances	*62,216*			*62,216*
- other guarantees	*1,253,644*			*1,253,644*
20. Commitments	**5,891,379**			**5,891,379**
of which:				
- for sales with repurchase obligation	-			-

Reconciliation of Profit and Loss Account: from book values to restated values - 1st half 2000

(AMOUNTS IN THOUSANDS OF €) ITEMS	BOOK VALUE	REDUCTIONS FOR RESTATEMENT	INCREASES FOR RESTATEMENT	RESTATED
10. Interest income and similar revenues	523,423			523,423
of which:				
- on loans to customers	*96,677*			*96,677*
- on debt securities	*155,529*			*155,529*
20. Interest expense and similar charges	577,906			577,906
of which:				
- on due to customers	*60,529*			*60,529*
- on securities in issue	*141,872*			*141,872*
30. Dividends and other revenues:	805,583	-649,176	792,946	949,353
a) on shares, quotas and other equity securities	-			-
b) on equity investments	7,085			7,085
c) on equity investments in Group companies	798,498	-649,176	792,946	942,268
40. Commission income	8,262			8,262
50. Commission expense	2,008			2,008
60. Trading profits (losses)	-491			-491
70. Other operating income	75,460			75,460
80. Administrative expenses:	178,923			178,923
a) payroll costs	103,707			103,707
of which:				
- wages and salaries	*72,192*			*72,192*
- social security charges	*24,722*			*24,722*
- employee severance pay	*5,357*			*5,357*
- payment for retirement and similar obligations	-			-
b) other administrative costs	75,216			75,216
90. Adjustments to the value of tangible and intangible fixed assets	11,085			11,085
100. Provisions for risks and charges	-			-
110. Other operating expenses	4,326			4,326
120. Write-downs of loans and provisions for guarantees and commitments	17,185			17,185
130. Write-backs of loans and provisions for guarantees and commitments	18,735			18,735
140. Provisions to credit risk reserves	-			-
150. Write-downs of financial fixed assets	661			661
160. Write-backs of financial fixed assets	3,816			3,816
170. Profit (loss) before extraordinary items and income taxes	**642,694**	**-649,176**	**792,946**	**786,464**
180. Extraordinary income	25,609			25,609
190. Extraordinary charges	22,874			22,874
200. Extraordinary profit (loss)	**2,735**			**2,735**
220. Income tax for the period	207,868	-226,793	276,057	257,132
230. Profit (loss) for the period	**437,561**	**-422,383**	**516,889**	**532,067**


Powers delegated to Directors
Accounts stated in Lira
Changes to Company's Capital and Reserves (in €)
Balance Sheet and
Profit and Loss Account (in €)

Changes in Company's capital and reserves - 1st half 2001

(AMOUNTS IN MILLIONS OF €)	Capital stock in shares with face value of 0.50 euro	Issue premiums	RESERVES Legal reserve	Statutory reserves	Other reserves	Revaluation reserves	Retained earnings	Total Capital Reserves and retained earnings
Balance as at 31.12.2000	**1.297,4**	**3.117,3**	**257,0**	**1.098,6**	**562,5**	**259,7**	**0,1**	**6.592,6**
Changes in 1st half 2001								
Increase in capital following partial split-off of Credito Fondiario e Industriale - FONSPA - into *UniCredito Italiano* S.p.A of no. 9,750,000 shares, as approved by the Extraordinary Meeting on 10 March 2001	2,5							2,5
Transfer to "Other reserves" against share exchange and split-off differences of Credito Fondiario e Industriale					58,9			58,9
Distribution of profits as per resolution of the Ordinary Meeting of 7 May 2001:								
- transfer to reserve			2,5	361,0	199,2			562,7
- to shareholders								
50% of nominal capital of 2,501.2 bn in ordinary shares (equal to ITL 250)								-
53% of nominal capital of 10.9 bn in savings shares (equal to ITL 265)								-
- from retained earnings							0,1	0,1
Conversion of company's capital into euro by applying the official conversion rate with simultaneous capital increase by using the available reserves, thereby taking the face value of each converted share to 0.50 €, as approved by the Extraordinary Meeting on 5 May 2001	1.217,1			-927,8	-29,6	-259,7		-
Balance as at 30 June 2001	**2.517,0**	**3.117,3**	**259,5**	**531,8**	**791,0**	**-**	**0,2**	**7.216,8**



Powers delegated to Directors

Accounts stated in Lira

Changes to Company's Capital and Reserves (in €)

Balance Sheet and
Profit and Loss Account (in €)

Restated Balance Sheet and Profit and Loss Account

Company Accounts as at 30 June 2001

Restated Balance Sheet

Assets

(AMOUNTS IN MILLIONS OF LIT.)	30.06.2001 RESTATED	31.12.2000 RESTATED	30.06.2000 RESTATED
Cash and deposits with central banks and post offices	67,472	76,931	109
Loans:			
- Loans to customers	15,683,820	13,513,184	6,280,280
- Loans to banks	52,956,366	71,124,746	21,453,329
Trading securities	7,289,541	6,695,143	-
Fixed assets:			
a) investment securities	19,219,680	18,565,047	14,656,036
b) equity investments	21,260,106	20,674,919	17,022,661
c) tangible and intangible fixed assets	363,432	377,939	378,478
Other assets	9,875,668	9,371,772	5,830,880
Total assets	**126,716,085**	**140,399,681**	**65,621,773**

Liabilities

Due to:			
- Due to customers	8,903,577	6,659,302	4,379,685
- Securities in issue	15,131,787	13,079,763	13,857,978
- Due to banks	65,267,250	81,441,767	19,856,073
Specific reserves	2,026,203	1,380,206	999,668
Other liabilities	5,322,858	10,559,959	3,934,697
Credit risk reserves	44,500	32,000	-
Subordinated debt	15,008,470	12,953,299	8,798,509
Shareholders' equity:			
- Capital, reserves and retained earnings	13,973,682	12,764,938	12,764,938
- Profit for the period/year	1,037,758	1,528,447	1,030,225
Total liabilities	**126,716,085**	**140,399,681**	**65,621,773**

Guarantees and Commitments

ITEMS			
10. Garantees given	7,186,502	4,689,573	2,547,860
20. Commitments	15,270,426	24,109,374	11,407,301

Restated Profit and Loss Account

(AMOUNTS IN MILLIONS OF LIT.)	1st half 2001 RESTATED	1st half 2000 RESTATED	YEAR 2000 RESTATED
Net interest	-333,855	-105,494	-382,614
Dividends and other revenues	2,179,842	1,838,204	3,434,478
Net interest income	**1,845,987**	**1,732,710**	**3,051,864**
Net commision income	16,871	12,109	34,306
Trading profits (losses)	-40,530	-951	51,607
Other net operating income	129,744	137,734	310,028
Revenues from services and other sources	**106,085**	**148,892**	**395,941**
TOTAL REVENUES	**1,952,072**	**1,881,602**	**3,447,805**
Payroll costs	-228,957	-200,805	-422,236
Other administrative expenses	-148,720	-145,639	-335,518
Adjustments to the value of tangible and intangible fixed assets	-22,581	-21,463	-50,225
Operating expenses	**-400,258**	**-367,907**	**-807,979**
OPERATING PROFIT	**1,551,814**	**1,513,695**	**2,639,826**
Provisions for risks and charges	-78,564	-	-364,662
Net write-downs of loans and provisions for guarantees and commitments	-68,864	3,001	-34,929
Provisions to credit risk reserves	-12,500	-	-32,000
Net write-downs of financial fixed assets	-37,279	6,110	-37,520
PROFIT (LOSS) BEFORE EXTRAORDINARY ITEMS AND TAX	**1,354,607**	**1,522,806**	**2,170,715**
Extraordinary income (charges)	79,243	5,296	-23,759
Profit before tax	**1,433,850**	**1,528,102**	**2,146,956**
Income tax for the period/year	-396,092	-497,877	-618,509
NET INCOME (LOSS) FOR THE PERIOD/YEAR	**1,037,758**	**1,030,225**	**1,528,447**

Balance Sheet as at 30 June 2001

Assets

(AMOUNTS IN MILLIONS OF LIT.)

10.	**Cash and deposits with central banks and post offices**		**67,472**
20.	**Treasury notes and similar securities eligible for refinancing at central banks**		**3,292,381**
30.	**Loans to banks:**		**52,956,366**
	a) on demand	20,541,510	
	b) other loans	32,414,856	
40.	**Loans to customers:**		**15,683,820**
	of which:		
	- loans on deposits received in administration	-	-
50.	**Bonds and other debt securities:**		**22,175,705**
	a) of public issuers	6,899,023	
	b) of banks	13,689,039	
	of which:		
	- own securities	-	-
	c) of financial institutions	1,088,452	
	of which:		
	- own securites	-	-
	d) of other issuers	499,191	
60.	**Shares, quotas and other equity securities**		**1,041,135**
70.	**Equity investments**		**1,698,013**
80.	**Equity investments in Group companies**		**19,562,093**
90.	**Intangible fixed assets**		**26,688**
	of which:		
	- start-up costs	-	
	- goodwill	-	
100.	**Tangible fixed assets**		**336,744**
130.	**Other assets**		**6,200,205**
140.	**Accrued income and pre-paid expenses**		**2,054,528**
	a) accrued income	1,585,118	
	b) pre-paid expenses	469,410	
	of which:		
	- issue discount on securities	*16,630*	
Total assets			**125,095,150**

Liabilities

(AMOUNTS IN MILLIONS OF LIT.)

10.	**Due to banks:**		**65,267,250**
	a) on demand	17,169,541	
	b) term or with notice	48,097,709	
20.	**Due to customers:**		**8,903,577**
	a) on demand	2,239,101	
	b) term or with notice	6,664,476	
30.	**Securities in issue:**		**15,131,787**
	a) bonds	10,943,888	
	b) certificates of deposit	4,186,169	
	c) other securities	1,730	
50.	**Other liabilities**		**3,741,612**
60.	**Accrued liabilities and deferred income:**		**1,581,246**
	a) accrued liabilities	1,341,620	
	b) deferred income	239,626	
70.	**Employee severance pay**		**145,411**
80.	**Reserve for risks and charges:**		**1,339,713**
	a) reserve for retirement and similar obligations	40,694	
	b) taxation reserves	865,035	
	c) other reserves	433,984	
90.	**Credit risk reserves**		**44,500**
110.	**Subordinated debt**		**15,008,470**
120.	**Capital**		**4,873,549**
130.	**Issue premiums**		**6,035,901**
140.	**Reserves:**		**3,063,790**
	a) legal reserve	502,420	
	b) reserve for own shares or quotas	-	
	c) statutory reserves	1,029,752	
	d) other reserves	1,531,618	
150.	**Revaluation reserves**		**-**
160.	**Retained earnings (losses)**		**442**
170.	**Net income (loss) for the period**		**-42,098**
Total liabilities			**125,095,150**

Guarantees and Commitments

ITEMS

10.	**Guarantees given**		**7,186,502**
	of which:		
	- acceptances	*3,908*	
	- other guarantees	*7,182,594*	
20.	**Commitments**		**15,270,426**
	of which:		
	- for sales with repurchase obligation	-	

Profit and Loss Account 1st half 2001

(AMOUNTS IN MILLIONS OF LIT.)

ITEMS		30.06.2001
10. Interest income and similar revenues		2,483,022
of which:		
- on loans to customers	*417,995*	
- on debt securities	*664,774*	
20. Interest expense and similar charges		2,816,877
of which:		
- on due to customers	*169,840*	
- on securities in issue	*370,118*	
30. Dividends and other revenues:		558,907
a) on shares, quotas and other equity securities	8,996	
b) on equity investments	17,979	
c) on equity investments in Group companies	531,932	
40. Commission income		38,245
50. Commission expense		21,374
60. Trading profits (losses)		-40,530
70. Other operating income		136,065
80. Administrative expenses:		377,677
a) payroll costs	228,957	
of which:		
- wages and salaries	*163,759*	
- social security charges	*52,320*	
- employee severance pay	*10,568*	
- payment for retirement and similar obligations	-	
b) other administrative costs	148,720	
90. Adjustments to the value of tangible and intangible fixed assets		22,581
100. Provisions for risks and charges		35,000
110. Other operating expenses		6,322
120. Write-downs of loans and provisions for guarantees and commitments		100,746
130. Write-backs of loans and provisions for guarantees and commitments		31,882
140. Provisions to credit risk reserves		12,500
150. Write-downs of financial fixed assets		56,739
160. Write-backs of financial fixed assets		19,460
170. Profit (loss) before extraordinary items and income taxes		**-222,765**
180. Extraordinary income		124,617
190. Extraordinary charges		45,374
200. Extraordinary profit (loss)		**79,243**
220. Income tax for the period		-101,424
230. Profit (loss) for the period		**-42,098**



Powers delegated to Directors

Accounts stated in Lira

Changes to Company's Capital and Reserves (in €)

Balance Sheet and
Profit and Loss Account (in €)

Information on the Parent Company

227

Powers delegated to Directors

Below is a description of the powers delegated to Directors by the Board of Directors by resolution of 18 January 1999 and by the Executive Committee by resolutions of 12 September 2000, 13 November 2000 and 28 March 2001.

By the Board of Directors:

- to the Executive Committee, the power and authority to carry out all the transactions that the Bank can perform pursuant to art. 4, paragraph 1 of the Articles of Association, with a number of specifications and restrictions concerning loans, expenses for building, purchasing and restructuring of property and for fitting out company buildings, the sale of property, the stipulation of property and goods leasing contracts and rental contracts, the appointment and administration of Personnel, the granting of contributions for recreational, sporting and cultural activities, bonuses for organizational schemes and grants to Personnel in service and retirees, donations to organisations with social ends or of public interest;

- to the Chairman
  - in agreement with the two Deputy Chairmen and in conjunction with the Managing Director/CEO, the definition of the policies for development and the guidelines of strategic and operational plans to be submitted for the Board's approval;
  - the right to authorise, at the express request of the Managing Director/CEO, the organization on behalf of the latter of a credit facility within a pre-established limit throughout the Bank's network, for the cash payment of bank cheques drawn on other credit institutions;
  - jointly with the Managing Director/CEO, the right to express the Bank's approval, as Parent Company of the UniCredito Italiano Banking Group, of the acquisitions/disposals of equity investments transacted by subsidiaries and of transactions regarding the latter's capital, in both cases for amounts in excess of the levels of spending singly exercisable by the Managing Director/CEO and at any rate, within pre-established limits;

- in addition to granting both the Deputy Chairmen the power indicated above, to be exercised jointly with the Chairman and the Managing Director/CEO, the same powers as those of the Chairman are also delegated to the Deputy Chairman (Vicarious), in cases of absence or unavailability of the former;

- to the Managing Director/CEO, in addition to the authority indicated above, to be exercised singly or jointly with the Chairman and/or the Deputy Chairmen regarding the transaction amounts, the following powers:
  - to authorise, at the express request of the Company Representatives, the organisation of a credit facility within a pre-established limit throughout the Bank's network, for the cash payment of bank cheques drawn on other credit institutions;
  - to express the Bank's approval, as Parent Company of the UniCredito Italiano Banking Group, regarding obligations upon the representatives of Banks and companies belong to banking groups, in

relation to transactions pursuant to art. 136 of Legislative Decree 1/9/1993 no. 385 and for amounts not in excess of the pre-established limits;

- to grant staff members single signature powers for transactions of a specified nature;
- to represent the Bank as a holder of voting rights at ordinary or extraordinary meetings, including those held abroad, or as the proxy of minority interests or shareholders of those foreign companies.

By the Executive Committee

- to the Chairman - and to the Deputy Chairman (Vicarious) in cases of absence of the Chairman – the right to express his approval – in cases of urgency – of transactions for an amount in excess of the limits established for General Management, provided these are within predetermined limits, relating to loans, dealing in securities and other money market instruments, spending powers, contributions and donations, non-performing loans, watchlist items, restructured loans and loans being restructured, accidents and disputes;
- to the Managing Director/CEO, the authority within pre-established limits and with the right to sub-delegate, in all sectors of the Bank's activity, namely: loans, dealing in securities and other money market instruments; treasury activity; foreign exchange; activities for the determination of conditions; sale of property; spending powers; rights regarding contributions and donations; personnel administration powers; non-performing loans, watchlist items, restructured loans and loans being restructured, accidents and disputes.

Reports

External Auditors' Report

AUDIT REPORT ON THE LIMITED REVIEW ON THE INTERIM FINANCIAL STATEMENTS REPORT

To the Shareholders of
UniCredito Italiano SpA

1. We have performed a limited review on the interim financial statements' report at 30 June, 2001 of UniCredito Italiano SpA, made up by consolidated balance sheet and income statement and related notes. In addition, we have reviewed the commentary related to management information for the sole purpose of determining the consistency of such information with the other information set forth in the interim financial statements' report.

2. We conducted our review in accordance with the criteria ruling the limited reviews recommended by *CONSOB* resolution No. 10867 of 31 July, 1997. The limited review of the interim data relating to certain subsidiaries representing approximately 42% of the consolidated assets and approximately 39% of the consolidated interest income and similar revenues has been performed by other independent auditors who supplied us with the related audit reports. The limited review mainly consisted in gathering information on the items of the accounting statements and on the consistency of the valuation criteria through meetings with the Bank Management and in performing analytical procedures applied to financial data contained thereto. The limited review excluded audit procedures such as conformity and verification surveys or substantive procedures on assets and liabilities and involved an extent of work which is less than a full audit carried out in accordance with generally accepted auditing standards. As a result, unlike we performed for the year-end consolidated financial statements, we do not express an audit opinion on the interim financial statements report.

3. As required by existing law and reported in the notes to the financial statements, in order to facilitate a more effective comparison, the company has restated the consolidated interim financial statements report as at 30 June, 2000, taking account of the modification in the scope of the consolidation. These restated figures were not the subject of our audit. For the opinion issued on the consolidated financial statements as at 31 December, 2000 and on interim financial statements report as at 30 June, 2000 as originally stated and attached to the interim financial statements report, reference is made to our report issued on 11 April, 2001 and on 25 September, 2000 respectively.

Sede legale: Milano 20124 Via Vittor Pisani 20 Tel. 0267831 Fax 0266981433 Cap. Soc. 7.220.000.000 i.v. Reg. Imp. Milano N. 278929/1999 C.F. e P. IVA 12979880155 Iscritta all'Albo Consob - Altri uffici: **Ancona** 60123 Via Corridoni 2 Tel. 07136881 - **Bari** 70125 Viale della Repubblica 110 Tel. 0805429863 - **Bologna** 40122 Via delle Lame 111 Tel. 051526611 - **Brescia** 25124 Via Cefalonia 70 Tel. 0302219811 - **Firenze** 50129 Viale Milton 65 Tel. 0554627100 - **Genova** 16121 Piazza Dante 7 Tel. 0105702013 - **Milano** 20122 Corso Europa 2 Tel. 0277851 - **Napoli** 80121 Piazza dei Martiri 30 Tel. 0817644441 - **Padova** 35137 Largo Europa 16 Tel. 0498762677 - **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 - **Parma** 43100 V.le Tanara 20/A Tel. 0521242848 - **Roma** 00154 Largo Fochetti 29 Tel. 06570251 - Torino 10129 Corso Montevecchio 37 Tel. 011556771 - **Trento** 38100 Via San Francesco 8 Tel. 0461237004 - **Treviso** 31100 Piazza

4. On the basis of the work performed, we are not aware of any significant adjustments and additional disclosures to be brought either to the consolidated accounting statements or the related notes identified in paragraph 1, in order to make them comply with the criteria set by CONSOB for the preparation of the interim financial statements' report passed by resolution No. 11971 of 14 May 1999 and subsequent amendments.

5. As indicated in the notes to the interim financial statements, the companies involved have determined the amount of the income tax for this period and for the three preceding years, taking account of the tax concession in accordance with article No. 461/1998 and the relevant decree No. 153/1999. These concessions regarding the tax treatment applicable to the activity of bank restructuring are the subject of an investigation started by the European Commission in October 2000, which attempts to determine whether these concessions are in violation of European Union Law. The information requested regarding the accounting treatment of these tax concessions in the item "Provision for risks and charges – other provisions" were disclosed in the notes to the financial statements.

Milan, 25 September 2001

PricewaterhouseCoopers SpA

Antonio Taverna
(Partner)

This report has been translated from the original which was issued in accordance with Italian legislation.

Group Branches in Italy

ABRUZZO	
Chieti	
Chieti	2
Francavilla al Mare	1
Lanciano	1
Ortona	1
Vasto	3
L'Aquila	
Avezzano	2
L'Aquila	1
Pescara	
Montesilvano	1
Pescara	6
Teramo	
Giulianova	1
Roseto degli Abruzzi	1
Teramo	2
BASILICATA	
Matera	
Matera	1
Potenza	
Melfi	1
Potenza	2
CALABRIA	
Catanzaro	
Catanzaro	2
Lamezia Terme	1
Soverato	1
Cosenza	
Belvedere Marittimo	1
Castrovillari	1
Cosenza	2
Rende	1
Rossano	1
San Marco Argentano	1
Crotone	
Crotone	1
Reggio Calabria	
Melito di Porto Salvo	1
Palmi	1
Reggio di Calabria	2
CAMPANIA	
Avellino	
Ariano Irpino	1
Atripalda	1
Avellino	1
Benevento	
Benevento	1
Caserta	
Aversa	1
Caserta	1
Marcianise	1
Naples	
Afragola	1
Capri	1
Casoria	3
Castellammare di Stabia	3
Ercolano	1
Frattamaggiore	1
Giugliano in Campania	1
Gragnano	1
Ischia	1
Marano di Napoli	1
Naples	27
Nola	1
Pomigliano d'Arco	1
Portici	1
Pozzuoli	1
Quarto	1
San Giorgio a Cremano	2
San Giuseppe Vesuviano	1
Sorrento	1
Torre Annunziata	1
Torre Del Greco	2
Salerno	
Battipaglia	1
Cava De' Tirreni	1
Eboli	1
Nocera Inferiore	1
Salerno	4
Sarno	1
Scafati	1
EMILIA ROMAGNA	
Bologna	
Anzola dell'Emilia	1
Argelato	3
Baricella	1
Bazzano	1
Bentivoglio	1
Bologna	71
Borgo Tossignano	1
Budrio	2
Calderara di Reno	2
Camugnano	1
Casalecchio di Reno	3
Castel d'Aiano	1
Castel Guelfo di Bologna	1
Castel Maggiore	1
Castel San Pietro Terme	1
Castello d'Argile	1
Castello di Serravalle	1
Castenaso	1
Castiglione dei Pepoli	3
Crespellano	3
Crevalcore	2
Dozza	1
Gaggio Montano	2
Galliera	1
Granaglione	1
Granarolo dell'Emilia	3
Imola	5
Lizzano in Belvedere	2
Loiano	1
Malalbergo	2
Marzabotto	1
Medicina	2
Minerbio	1
Molinella	2
Monghidoro	1
Monte San Pietro	2
Monterenzio	1
Monteveglio	1
Monzuno	2
Ozzano dell'Emilia	1
Pianoro	3
Pieve di Cento	1
Porretta Terme	1
Sala Bolognese	1
San Giorgio di Piano	1
San Giovanni in Persiceto	3
San Lazzaro di Savena	2
San Pietro in Casale	1
Sant'Agata Bolognese	1
Sasso Marconi	2
Savigno	1
Vergato	2
Zola Predosa	2
Ferrara	
Argenta	2
Bondeno	1
Cento	2
Codigoro	1
Comacchio	2
Copparo	1
Ferrara	9
Poggio Renatico	1
Portomaggiore	1
Tresigallo	1
Forlì	
Bagno di Romagna	1
Bertinoro	1
Borghi	1
Castrocaro Terme e Terra del Sole	1
Cesena	8
Cesenatico	1
Civitella di Romagna	1
Dovadola	1
Forlì	14
Forlimpopoli	1
Galeata	1
Gambettola	1
Gatteo	1
Longiano	1
Meldola	1
Mercato Saraceno	1
Modigliana	1
Predappio	2
Premilcuore	1
Rocca San Casciano	1
Roncofreddo	1
San Mauro Pascoli	1
Santa Sofia	1
Sarsina	1
Savignano sul Rubicone	1
Sogliano al Rubicone	1
Verghereto	2
Modena	
Bastiglia	1
Bomporto	2
Campogalliano	2
Camposanto	1
Carpi	10
Castelfranco Emilia	4
Castelnuovo Rangone	2
Castelvetro di Modena	1
Cavezzo	1
Concordia sulla Secchia	1
Finale Emilia	1
Fiorano Modenese	2
Formigine	6
Guiglia	1
Maranello	2
Marano sul Panaro	1
Mirandola	3
Modena	28
Nonantola	1
Novi di Modena	2
Palagano	1
Pavullo nel Frignano	3
Polinago	1
Prignano Sulla Secchia	1
Ravarino	1
San Cesario sul Panaro	1
San Possidonio	1
Sassuolo	8
Savignano sul Panaro	1
Serramazzoni	1
Soliera	1
Spilamberto	1
Vignola	3
Zocca	1
Parma	
Collecchio	1
Colorno	1
Fidenza	2

Fontanellato	1
Langhirano	1
Noceto	1
Parma	17
Salsomaggiore Terme	1
Traversetolo	1
Piacenza	
Borgonovo Val Tidone	1
Castel San Giovanni	1
Fiorenzuola d'Arda	1
Monticelli d'Ongina	1
Piacenza	11
Ravenna	
Alfonsine	2
Bagnacavallo	3
Bagnara di Romagna	1
Brisighella	1
Casola Valsenio	1
Castel Bolognese	1
Cervia	4
Conselice	2
Cotignola	1
Faenza	6
Fusignano	1
Lugo	4
Massa Lombarda	1
Ravenna	22
Riolo Terme	1
Russi	2
Sant'Agata sul Santerno	1
Solarolo	1
Reggio Emilia	
Albinea	1
Casalgrande	2
Correggio	2
Guastalla	1
Montecchio Emilia	1
Novellara	1
Poviglio	1
Reggio nell'Emilia	15
Reggiolo	1
Rubiera	1
San Polo d'Enza	1
Sant'Ilario d'Enza	1
Scandiano	1
Rimini	
Bellaria	2
Cattolica	2
Coriano	2
Misano Adriatico	1
Morciano di Romagna	1
Poggio Berni	1
Riccione	4
Rimini	16
Saludecio	1
San Giovanni in Marignano	1
Santarcangelo di Romagna	2
Torriana	1
Verucchio	1
FRIULI VENEZIA GIULIA	
Gorizia	
Cormons	1
Gorizia	4
Gradisca d'Isonzo	1
Grado	3
Monfalcone	3
Ronchi dei Legionari	1
Staranzano	1
Pordenone	
Aviano	1
Azzano Decimo	1
Brugnera	1
Caneva	1
Casarsa della Delizia	2
Chions	1
Cordenons	2
Cordovado	1
Fiume Veneto	1
Fontanafredda	1
Maniago	2
Montereale Valcellina	1
Pasiano di Pordenone	1
Polcenigo	1
Porcia	2
Pordenone	7
Prata di Pordenone	1
Roveredo in Piano	1
Sacile	1
San Vito al Tagliamento	1
Sequals	1
Spilimbergo	3
Travesio	1
Valvasone	1
Trieste	
Duino-Aurisina	1
Monrupino	1
Muggia	2
San Dorligo della Valle	1
Trieste	40
Udine	
Aquileia	1
Artegna	1
Basiliano	1
Bordano	1
Buia	1
Buttrio	1
Campoformido	1
Carlino	1
Cervignano del Friuli	1
Cividale del Friuli	2
Codroipo	1
Faedis	1
Fagagna	1
Gemona del Friuli	1
Latisana	1
Lignano Sabbiadoro	4
Majano	1
Manzano	1
Martignacco	1
Mereto di Tomba	1
Moggio Udinese	1
Mortegliano	1
Ovaro	1
Pagnacco	1
Palmanova	1
Paluzza	1
Pasian di Prato	1
Pavia di Udine	2
Pontebba	1
Porpetto	1
Povoletto	1
Pozzuolo del Friuli	1
Reana del Roiale	1
Remanzacco	1
San Daniele del Friuli	1
San Giorgio di Nogaro	1
San Giovanni al Natisone	2
Talmassons	1
Tarcento	1
Tarvisio	1
Tavagnacco	2
Teor	1
Tolmezzo	2
Torviscosa	1
Tricesimo	1
Udine	17
Varmo	1
Venzone	1
LATIUM	
Frosinone	
Frosinone	1
Latina	
Aprilia	1
Latina	3
Rieti	
Cittaducale	3
Fara in Sabina	1
Greccio	1
Poggio Bustone	1
Poggio Mirteto	1
Rieti	4
Rome	
Campagnano di Roma	1
Castelnuovo di Porto	1
Ciampino	1
Civitavecchia	1
Fiumicino	1
Frascati	1
Grottaferrata	1
Guidonia Montecelio	2
Ladispoli	1
Monterotondo	1
Nettuno	1
Palombara Sabina	1
Pomezia	3
Rome	148
Sacrofano	1
Velletri	1
Viterbo	
Civita Castellana	1
Viterbo	1
LIGURIA	
Genoa	
Chiavari	1
Genoa	34
Imperia	
Bordighera	1
Imperia	2
San Remo	3
Taggia	1
Ventimiglia	1
La Spezia	
La Spezia	4
Sarzana	1
Savona	
Alassio	1
Albenga	2
Albisola Superiore	1
Cairo Montenotte	1
Loano	1
Savona	2
Vado Ligure	1
LOMBARDY	
Bergamo	
Almé	1
Bergamo	10
Bolgare	1
Capriate San Gervasio	1
Cazzano Sant'Andrea	1
Credaro	1
Curno	1
Fiorano al Serio	1
Gandino	1
Lallio	1

Seriate	1
Treviglio	1
Villa d'Almé	1
Brescia	
Brescia	14
Chiari	1
Desenzano del Garda	2
Flero	1
Lonato	1
Lumezzane	1
Manerbio	1
Montichiari	1
Ospitaletto	1
Padenghe sul Garda	1
Palazzolo sull'Oglio	2
Rovato	1
Sarezzo	1
Como	
Appiano Gentile	1
Cantù	1
Cirimido	1
Como	5
Erba	1
Mariano Comense	1
Cremona	
Casalmaggiore	1
Crema	1
Cremona	3
Lecco	
Lecco	1
Merate	1
Lodi	
Casalpusterlengo	1
Codogno	1
Lodi	1
Mantova	
Goito	2
Asola	1
Bigarello	1
Castel d'Ario	1
Castel Goffredo	1
Castelbelforte	1
Castiglione delle Stiviere	2
Curtatone	1
Gonzaga	1
Mantova	9
Marcaria	1
Moglia	2
Motteggiana	1
Ostiglia	1
Pegognaga	1
Poggio Rusco	1
Porto Mantovano	1
Quistello	1
San Benedetto Po	1
San Giorgio di Mantova	1
Sermide	1
Sustinente	1
Suzzara	2
Viadana	2
Virgilio	2
Milan	
Abbiategrasso	1
Bollate	3
Castano Primo	1
Cernusco sul Naviglio	1
Cesano Maderno	1
Cinisello Balsamo	2
Cologno Monzese	1
Corsico	1
Lainate	1
Legnano	2
Limbiate	1
Lissone	1
Meda	1
Melzo	1
Milan	103
Monza	5
Novate Milanese	1
Paderno Dugnano	1
Parabiago	1
Rho	3
Rozzano	1
San Donato Milanese	2
Segrate	1
Seregno	1
Sesto San Giovanni	2
Vimercate	2
Pavia	
Mortara	2
Pavia	3
Stradella	1
Vigevano	3
Voghera	2
Sondrio	
Sondrio	1
Varese	
Busto Arsizio	4
Cassano Magnago	1
Gallarate	2
Lonate Pozzolo	1
Olgiate Olona	1
Saronno	3
Sesto Calende	1
Somma Lombardo	1
Tradate	1
Varese	4

MARCHES

Ancona	
Agugliano	1
Ancona	18
Camerano	1
Castelfidardo	1
Chiaravalle	1
Fabriano	2
Falconara Marittima	2
Jesi	3
Loreto	1
Numana	2
Osimo	4
Polverigi	1
Senigallia	1
Sirolo	1
Ascoli Piceno	
Ascoli Piceno	3
Grottammare	2
Porto San Giorgio	2
San Benedetto del Tronto	4
Macerata	
Civitanova Marche	4
Corridonia	1
Macerata	5
Matelica	1
Montecosaro	1
Porto Recanati	1
Recanati	1
Tolentino	1
Pesaro	
Cagli	1
Fano	4
Fermignano	1
Fossombrone	1
Gabicce Mare	1
Mondolfo	1
Montelabbate	1
Pesaro	10
Urbino	3

MOLISE

Campobasso	
Bojano	1
Campobasso	5
Campomarino	1
Casacalenda	1
Castelmauro	1
Cercemaggiore	1
Larino	1
Montefalcone nel Sannio	1
Riccia	1
Santa Croce di Magliano	1
Termoli	1
Trivento	1
Isernia	
Agnone	1
Carovilli	1
Frosolone	1
Isernia	3
Venafro	1

PIEDMONT

Alessandria	
Acqui Terme	3
Alessandria	8
Arquata Scrivia	1
Balzola	1
Bistagno	1
Casale Monferrato	3
Fubine	1
Gavi	1
Giarole	1
Lu	1
Mirabello Monferrato	1
Molare	1
Morano sul Po	1
Novi Ligure	1
Ovada	1
Tortona	2
Valenza	2
Vignale Monferrato	1
Visone	1
Asti	
Asti	6
Canelli	1
Casorzo	1
Castelnuovo Calcea	1
Castelnuovo Don Bosco	1
Montechiaro d'Asti	1
Montiglio	1
Nizza Monferrato	2
San Damiano d'Asti	1
Viarigi	1
Villanova d'Asti	1
Biella	
Biella	4
Cossato	1
Occhieppo Inferiore	1
Trivero	1
Vigliano Biellese	2
Cuneo	
Alba	3
Bagnolo Piemonte	1
Barge	1
Bene Vagienna	1
Boves	1
Bra	2
Busca	2
Canale	1
Carrù	1
Cavallermaggiore	1
Centallo	1
Ceva	1
Cherasco	1

Cuneo	5
Dogliani	1
Dronero	1
Fossano	1
Garessio	1
La Morra	1
Mondovì	2
Moretta	1
Narzole	1
Neive	1
Novello	1
Ormea	1
Paesana	1
Polonghera	1
Racconigi	2
Revello	1
Saluzzo	2
Santo Stefano Belbo	1
Savigliano	2
Sommariva del Bosco	1
Sommariva Perno	1
Venasca	1
Verzuolo	1
Villafalletto	1
Novara	
Arona	2
Barengo	1
Bellinzago Novarese	1
Biandrate	1
Borgomanero	3
Cameri	1
Carpignano Sesia	1
Casalino	1
Castelletto Sopra Ticino	1
Cerano	1
Galliate	1
Ghemme	1
Gozzano	1
Novara	8
Oleggio	1
Romagnano Sesia	1
San Maurizio d'Opaglio	1
Trecate	1
Veruno	1
Turin	
Aglié	1
Airasca	1
Ala di Stura	1
Albiano d'Ivrea	1
Almese	1
Alpignano	2
Avigliana	1
Azeglio	1
Balangero	1
Banchette	1
Barbania	1
Bardonecchia	1
Beinasco	2
Bibiana	1
Bollengo	1
Borgaro Torinese	2
Borgofranco d'Ivrea	1
Borgomasino	1
Bosconero	1
Brandizzo	1
Bricherasio	1
Bruino	1
Brusasco	1
Buriasco	1
Bussoleno	1
Buttigliera Alta	1
Cafasse	1
Caluso	1
Cambiano	1
Campiglione-Fenile	1
Candia Canavese	1
Candiolo	1
Carignano	1
Carmagnola	3
Casalborgone	1
Cascinette d'Ivrea	1
Caselle Torinese	2
Casellette	1
Castagnole Piemonte	1
Castellamonte	1
Castiglione Torinese	1
Cavour	1
Ceres	1
Chieri	3
Chivasso	1
Cirié	2
Coazze	1
Collegno	5
Condove	1
Corio	1
Cossano Canavese	1
Cumiana	1
Cuorgné	1
Druento	1
Favria	1
Fiano	1
Foglizzo	1
Forno Canavese	1
Frossasco	1
Gassino Torinese	1
Giaveno	1
Givoletto	1
Grugliasco	2
Ivrea	5
La Loggia	1
Lanzo Torinese	1
Leini	1
Lessolo	1
Locana	1
Lombardore	1
Luserna San Giovanni	1
Mathi	1
Mazzé	1
Moncalieri	7
Montalto Dora	1
Montanaro	1
Nichelino	4
Nole	1
None	1
Orbassano	4
Oulx	1
Ozegna	1
Pancalieri	1
Pavone Canavese	1
Pecetto Torinese	1
Perosa Argentina	1
Pessinetto	1
Pianezza	1
Pinasca	1
Pinerolo	5
Pino Torinese	1
Piobesi Torinese	1
Piossasco	2
Piscina	1
Piverone	1
Poirino	1
Pont-Canavese	1
Pralormo	1
Reano	1
Rivalta di Torino	2
Rivarolo Canavese	2
Rivoli	6
Robassomero	1
Rocca Canavese	1
Ronco Canavese	1
Rondissone	1
San Benigno Canavese	1
San Giorgio Canavese	1
San Giusto Canavese	1
San Maurizio Canavese	1
San Mauro Torinese	3
San Raffaele Cimena	1
San Secondo di Pinerolo	1
Sant'Ambrogio di Torino	1
Sant'Antonino di Susa	1
Santena	1
Scalenghe	1
Sestriere	1
Settimo Torinese	5
Settimo Vittone	1
Sparone	1
Strambino	1
Susa	1
Turin	107
Torre Pellice	1
Trofarello	1
Val Della Torre	1
Valperga	1
Vauda Canavese	1
Venaria	3
Verolengo	1
Vestigné	1
Vigone	1
Villafranca Piemonte	1
Villar Pellice	1
Villar Perosa	1
Vinovo	2
Vistrorio	1
Viù	1
Volpiano	1
Volvera	1
Verbania	
Baveno	1
Casale Corte Cerro	1
Crevoladossola	1
Domodossola	2
Omegna	1
Verbania	2
Vercelli	
Borgosesia	2
Cigliano	1
Crescentino	1
Gattinara	1
Saluggia	1
Santhià	1
Varallo	1
Vercelli	3
APULIA	
Bari	
Acquaviva delle Fonti	1
Altamura	1
Andria	1
Bari	12
Barletta	2
Bisceglie	1
Capurso	1
Castellana Grotte	1
Conversano	1
Gravina in Puglia	1
Molfetta	1
Monopoli	1
Noicattaro	1
Putignano	1
Santeramo in Colle	1
Trani	1
Brindisi	
Brindisi	3
Fasano	1

Mesagne	2
Foggia	
Cerignola	1
Foggia	6
Lucera	1
Manfredonia	1
Monte Sant'Angelo	1
Orta Nova	1
San Severo	1
Torremaggiore	1
Troia	1
Lecce	
Calimera	1
Campi Salentina	1
Carmiano	1
Casarano	1
Castrignano de' Greci	1
Castro	1
Copertino	1
Cursi	1
Diso	1
Galatina	1
Galatone	1
Gallipoli	1
Lecce	7
Leverano	1
Maglie	1
Martano	1
Monteroni di Lecce	1
Montesano Salentino	1
Muro Leccese	1
Nardò	2
Novoli	1
Otranto	1
Parabita	1
Poggiardo	1
Ruffano	1
Scorrano	1
Taurisano	1
Taviano	1
Tricase	1
Tuglie	1
Ugento	1
Veglie	1
Taranto	
Castellaneta	1
Grottaglie	1
Manduria	1
Martina Franca	1
Pulsano	1
Taranto	9
SARDEGNA	
Cagliari	
Assemini	1
Cagliari	8
Carbonia	1
Dolianova	1
Iglesias	2
Monserrato	1
Quartu Sant'Elena	1
San Gavino Monreale	1
Selargius	1
Senorbì	1
Serramanna	1
Sinnai	1
Nuoro	
Bosa	1
Macomer	1
Nuoro	1
Oristano	
Cabras	1
Oristano	1
Sassari	
Alghero	1
Arzachena	1
Olbia	2
Ozieri	1
Porto Torres	1
Sassari	2
Tempio Pausania	1
Valledoria	1
SICILY	
Agrigento	
Agrigento	1
Canicatti	1
Licata	1
Palma di Montechiaro	2
Sciacca	1
Catania	
Acireale	2
Catania	8
Giarre	1
Paternò	1
Messina	
Barcellona Pozzo di Gotto	1
Capo d'Orlando	1
Messina	7
Milazzo	1
Palermo	
Bagheria	1
Palermo	11
Ragusa	
Ragusa	1
Siracusa	
Augusta	1
Lentini	1
Siracusa	2
Trapani	
Marsala	2
Mazara del Vallo	1
Trapani	1
TUSCANY	
Arezzo	
Arezzo	5
Bibbiena	2
San Giovanni Valdarno	2
Florence	
Empoli	1
Florence	20
Marradi	1
Palazzuolo sul Senio	1
Pontassieve	1
Scandicci	2
Sesto Fiorentino	3
Grosseto	
Grosseto	1
Livorno	
Livorno	8
Piombino	1
Lucca	
Capannori	1
Lucca	4
Seravezza	1
Viareggio	1
Massa Carrara	
Carrara	2
Massa	1
Pisa	
Pisa	1
Pontedera	1
San Miniato	1
Santa Croce sull'Arno	1
Pistoia	
Montecatini-Terme	1
Pistoia	4
Prato	
Montemurlo	1
Prato	7
Vernio	1
Siena	
Siena	1
TRENTINO ALTO ADIGE	
Bolzano	
Bolzano	4
Bressanone	1
Egna	1
Merano	1
Trento	
Ala	1
Albiano	1
Aldeno	1
Andalo	1
Arco	1
Avio	1
Baselga di Piné	1
Bleggio Inferiore	1
Borgo Valsugana	1
Calceranica al Lago	1
Canazei	1
Cavalese	1
Cembra	1
Cles	2
Coredo	1
Denno	1
Dimaro	1
Dro	1
Fiera di Primiero	1
Folgaria	1
Fondo	1
Grumes	1
Lavarone	1
Lavis	1
Levico Terme	1
Luserna	1
Malé	1
Mezzocorona	1
Mezzolombardo	1
Moena	1
Molveno	1
Mori	2
Nago-Torbole	1
Ossana	1
Pergine Valsugana	1
Pieve di Ledro	1
Pieve Tesino	1
Pinzolo	2
Pozza di Fassa	1
Predazzo	1
Riva del Garda	4
Rovereto	6
Siror	1
Storò	1
Strigno	1
Taio	1
Tesero	1
Tione di Trento	1
Trento	17
Vezzano	1
Villa Lagarina	1
Volano	1
UMBRIA	
Perugia	
Assisi	5
Bastia	2
Castiglione del Lago	3
Città della Pieve	1
Città di Castello	2
Corciano	1

Deruta	2
Foligno	2
Fossato di Vico	1
Fratta Todina	1
Gualdo Tadino	2
Gubbio	3
Magione	4
Marsciano	2
Panicale	1
Perugia	27
Scheggia e Pascelupo	1
Spello	1
Spoleto	2
Todi	3
Tuoro sul Trasimeno	1
Umbertide	3
Valfabbrica	1
Terni	
Narni	1
Orvieto	1
Terni	4
AOSTA VALLEY	
Aosta	
Aosta	7
Ayas	1
Brusson	1
Chatillon	1
Courmayeur	1
Gressoney-Saint-Jean	1
La Salle	1
La Thuile	1
Morgex	1
Pollein	1
Pont-Saint-Martin	1
Pré-Saint-Didier	1
Saint-Vincent	2
Valtournenche	3
Verres	1
VENETO	
Belluno	
Agordo	1
Alano di Piave	2
Alleghe	2
Arsié	1
Auronzo di Cadore	1
Belluno	8
Borca di Cadore	1
Calalzo di Cadore	1
Cencenighe Agordino	1
Cesiomaggiore	1
Chies d'Alpago	1
Cibiana di Cadore	1
Comelico Superiore	2
Cortina d'Ampezzo	2
Danta	1
Domegge di Cadore	1
Falcade	1
Farra d'Alpago	1
Feltre	3
Fonzaso	1
Forno di Zoldo	1
Gosaldo	1
Lamon	1
Lentiai	1
Limana	1
Livinallongo del Col di Lana	2
Longarone	1
Lorenzago di Cadore	1
Lozzo di Cadore	1
Mel	1
Pedavena	1
Pieve d'Alpago	1
Pieve di Cadore	1
Ponte nelle Alpi	1
Puos d'Alpago	1
Quero	1
Rivamonte Agordino	1
San Gregorio elle Alpi	1
San Pietro di Cadore	1
Santa Giustina	1
Santo Stefano di Cadore	2
Sappada	1
Sedico	1
Selva di Cadore	1
Seren del Grappa	1
Sospirolo	1
Sovramonte	1
Tambre	1
Trichiana	1
Vallada Agordina	1
Vas	1
Vigo di Cadore	1
Zoldo Alto	1
Zoppé di Cadore	1
Padua	
Abano Terme	1
Agna	1
Anguillara Veneta	1
Arzergrande	1
Campodarsego	1
Camposampiero	2
Casale di Scodosia	1
Cittadella	3
Conselve	1
Due Carrare	1
Este	1
Galliera Veneta	1
Limena	1
Loreggia	1
Mestrino	1
Monselice	1
Montagnana	1
Montegrotto Terme	1
Padua	22
Pernumia	1
Piazzola sul Brenta	1
Piove di Sacco	2
Polverara	1
Ponte San Nicolò	1
Rubano	1
San Martino di Lupari	1
San Pietro Viminario	1
Saonara	1
Selvazzano Dentro	1
Teolo	1
Terrassa Padovana	1
Vigonza	1
Rovigo	
Adria	1
Badia Polesine	1
Frassinelle Polesine	1
Guarda Veneta	1
Lendinara	1
Occhiobello	1
Porto Viro	1
Rovigo	7
Taglio di Po	1
Treviso	
Asolo	2
Caerano di San Marco	1
Carbonera	1
Casale sul Sile	1
Casier	1
Castelfranco Veneto	5
Chiarano	1
Codogné	1
Colle Umberto	2
Conegliano	7
Cornuda	1
Crespano del Grappa	1
Farra di Soligo	1
Follina	1
Fontanelle	1
Fonte	1
Gaiarine	1
Giavera del Montello	1
Godega di Sant'urbano	1
Istrana	1
Loria	1
Mansué	1
Mareno di Piave	1
Maserada sul Piave	1
Mogliano Veneto	4
Monastier di Treviso	1
Montebelluna	5
Morgano	1
Moriago della Battaglia	1
Motta di Livenza	3
Nervesa della Battaglia	1
Oderzo	3
Ormelle	1
Paese	1
Pederobba	1
Pieve di Soligo	2
Ponte di Piave	1
Ponzano Veneto	1
Portobuffolé	1
Possagno	1
Poveglano	1
Preganziol	1
Quinto di Treviso	1
Resana	1
Riese Pio X	1
Roncade	2
San Biagio di Callalta	1
San Vendemiano	2
San Zenone degli Ezzelini	1
Santa Lucia di Piave	1
Sarmede	1
Segusino	1
Sernaglia della Battaglia	1
Silea	1
Spresiano	2
Susegana	1
Tarzo	1
Trevignano	1
Treviso	25
Valdobbiadene	2
Vazzola	2
Vedelago	2
Villorba	4
Vittorio Veneto	6
Volpago del Montello	1
Zero Branco	1
Venice	
Camponogara	1
Caorle	3
Chioggia	1
Dolo	2
Eraclea	2
Iesolo	4
Marcon	1
Mira	2
Mirano	2
Noventa di Piave	1
Pianiga	1
Portogruaro	2
Quarto d'Altino	1
San Donà di Piave	4
San Michele al Tagliamento	2

Santo Stino di Livenza	1
Scorzé	2
Spinea	1
Venice	23
Verona	
Affi	1
Albaredo d'Adige	1
Arcole	1
Badia Calavena	1
Bardolino	2
Belfiore	1
Boschi Sant'Anna	1
Bosco Chiesanuova	1
Bovolone	1
Brenzone	1
Bussolengo	3
Buttapietra	1
Caldiero	1
Caprino Veronese	1
Casaleone	1
Castagnaro	1
Castel d'Azzano	1
Castelnuovo del Garda	3
Cavaion Veronese	1
Cerea	3
Cologna Veneta	1
Colognola ai Colli	1
Dolcé	1
Erbé	1
Fumane	1
Garda	1
Gazzo Veronese	1
Grezzana	2
Illasi	1
Isola della Scala	1
Isola Rizza	1
Lavagno	1
Lazise	1
Legnago	3
Malcesine	1
Marano di Valpolicella	1
Minerbe	1
Montecchia di Crosara	1
Monteforte d'Alpone	1
Mozzecane	1
Negrar	2
Nogara	2
Nogarole Rocca	1
Oppeano	2
Palù	1
Pescantina	1
Peschiera del Garda	3
Povegliano Veronese	1
Rivoli Veronese	1
Ronco all'Adige	1
Roverchiara	1
Roveré Veronese	1
Salizzole	1
San Bonifacio	4
San Giovanni Ilarione	1
San Giovanni Lupatoto	3
San Martino Buon Albergo	1
San Pietro di Morubio	1
San Pietro in Cariano	2
San Zeno di Montagna	1
Sanguinetto	1
Sant'Ambrogio di Valpolicella	4
Selva di Progno	1
Soave	1
Sommacampagna	2
Sona	3
Terrazzo	1
Torri del Benaco	1
Tregnago	1
Valeggio sul Mincio	1
Verona	56
Veronella	1
Vigasio	1
Villa Bartolomea	1
Villafranca di Verona	3
Zevio	2
Vicenza	
Altavilla Vicentina	1
Arsiero	1
Arzignano	3
Asiago	1
Barbarano Vicentino	2
Bassano del Grappa	9
Breganze	1
Brendola	1
Bressanvido	1
Brogliano	1
Caldogno	2
Caltrano	1
Camisano Vicentino	2
Cartigliano	1
Cassola	2
Chiampo	1
Chiuppano	1
Cogollo del Cengio	1
Cornedo Vicentino	1
Costabissara	1
Creazzo	2
Crespadoro	1
Dueville	3
Foza	1
Grisignano di Zocco	1
Isola Vicentina	1
Longare	1
Lonigo	2
Malo	1
Marano Vicentino	1
Marostica	1
Mason Vicentino	1
Monte di Malo	1
Montebello Vicentino	1
Montecchio Maggiore	4
Montegalda	1
Monticello Conte Otto	2
Montorso Vicentino	1
Mussolente	1
Nanto	1
Nove	1
Noventa Vicentina	1
Piovene Rocchette	1
Recoaro Terme	1
Romeno d'Ezzelino	1
Rosà	1
Rossano Veneto	1
San Nazario	1
San Vito di Leguzzano	1
Sandrigo	1
Santorso	1
Sarcedo	1
Sarego	2
Schio	7
Sossano	1
Sovizzo	1
Thiene	6
Tonezza del Cimone	1
Torrebelvicino	1
Torri di Quartesolo	2
Trissino	1
Valdagno	5
Valli del Pasubio	1
Velo d'Astico	1
Vicenza	31
Villaverla	1
Zané	1
Zugliano	1

Group Offices abroad

BRANCHES
London - Luxembourg - New York - Paris - Hong Kong - Singapore - Grand Cayman

REPRESENTATIVE OFFICES
Budapest - Brussels - Frankfurt - Koper - Moscow - Prague - Chicago - Los Angeles - Buenos Aires - Sao Paulo
Mumbai - Beijing - Shanghai

Gruppo UniCredito Italiano


85
2.9
282
9.7
24
0.8
15.6
164
5.6
621
21.3
481
16.5
2.0
77
2.6
88
3.0
22
0.8
77
2.6
23
0.8
183
6.3
101
3.5
70
2.4
35
1.2
4
0.1
16
0.5
49
1.7

Region	Number of branches	share in % by region
Veneto	621	21.3
Emilia Romagna	481	16.5
Piedmont	454	15.6
Lombardy	282	9.7
Latium	183	6.3
Friuli Venezia Giulia	164	5.6
Apulia	101	3.5
Marches	88	3.0
Trentino	85	2.9
Tuscany	77	2.6
Umbria	77	2.6
Campania	70	2.4
Liguria	57	2.0
Sicily	49	1.7
Sardegna	35	1.2
Aosta Valley	24	0.8
Molise	23	0.8
Abruzzo	22	0.8
Calabria	16	0.5
Basilicata	4	0.1

■ 2913 number of branches
■ Share in % by region (%)

Credito Italiano


1.0
157
19.7
0.3
15
1.9
8.8
42
5.3
4.4
5.4
43
5.4
1.4
9
1.1
1.5
0.3
116
14.6
56
7.0
8.8
4.4
4
0.5
2.0
6.2

Region	Number of branches	share in % by region
Lombardy	157	19.7
Latium	116	14.6
Piedmont	70	8.8
Campania	70	8.8
Apulia	56	7.0
Sicily	49	6.2
Tuscany	43	5.4
Liguria	43	5.4
Veneto	42	5.3
Emilia Romagna	35	4.4
Sardegna	35	4.4
Calabria	16	2.0
Friuli Venezia Giulia	15	1.9
Abruzzo	12	1.5
Marches	11	1.4
Umbria	9	1.1
Trentino	8	1.0
Basilicata	4	0.5
Molise	2	0.3
Aosta Valley	2	0.3

■ 795 branches
■ Share in % by region (%)

ROLO BANCA
1473



26
3.4
97
12.5
77
9.9
0.1
409
52.8
31
4.0
26
3.4
10
1.3
21
2.7
32
4.1
45
5.8

Region	Number of branches	share in % by region
Emilia Romagna	409	52.8
Friuli Venezia Giulia	97	12.5
Veneto	77	9.9
Apulia	45	5.8
Latium	32	4.1
Marches	31	4.0
Lombardy	26	3.4
Tuscany	26	3.4
Molise	21	2.7
Abruzzo	10	1.3
Piedmont	1	0.1

775 number of branches
Share in % by region (%)

CARIVERONA
BANCA SPA



3
0.6
54
10.6
6
1.2
22
4.3
367
72.2
44
8.7
12
2.4

Region	Number of branches	share in % by region
Veneto	367	72.2
Lombardy	54	10.6
Marches	44	8.7
Piedmont	22	4.3
Latium	12	2.4
Friuli Venezia Giulia	6	1.2
Trentino	3	0.6

508 number of branches
Share in % by region (%)

BANCA CRT
Cassa di Risparmio di Torino


7.8
4.8
77.5
3.0
0.9
1.5
0.9
3.7

Region	Number of branches	share in % by region
Piedmont	359	77.5
Lombardy	36	7.8
Aosta Valley	22	4.8
Latium	17	3.7
Liguria	14	3.0
Emilia Romagna	7	1.5
Tuscany	4	0.9
Veneto	4	0.9

463 number of branches
Share in % by region (%)

CASSAMARCA


5.0
85.0

Region	Number of branches	share in % by region
Veneto	115	95.0
Friuli Venezia Giulia	6	5.0

121 number of branches
Share in % by region (%)

caritro

Banca regionale in Europa


91.4
8.6

Region	Number of branches	share in % by region
Trentino	74	91.4
Veneto	7	8.6

Number of branches

Share in % by region (%)

Banca dell'Umbria


2.5
5.0
85.0
7.5

Region	Number of branches	share in % by region
Umbria	68	85.0
Latium	6	7.5
Tuscany	4	5.0
Marches	2	2.5

Number of branches

Share in % by region (%)

CRTRIESTE BANCA SPA



2.0
80.0
18.0

Region	Number of branches	share in % by region
Friuli Venezia Giulia	40	80.0
Veneto	9	18.0
Lombardy	1	2.0

50 number of branches.

Share in % by region (%)

CASSA RISPARMIO CARPI S.p.A.



21.1
78.9

Region	Number of branches	share in % by region
Emilia Romagna	30	78.9
Lombardy	8	21.1

38 number of branches.

Share in % by region (%)

BANK PEKAO SA


Gdansk Region
24
55
Western Region
35
80
Kuyavian Region
14
21
Wielkopolski Region
33
40
Lower-Silesian Region
19
53
Silesian Region
12
43
49
Central Region
70
65
North-Eastern Region
25
31
Mazovian Region
102
149
South-Eastern Region
111
146
Malopolski Region
40
68

	Domestic branches	Other domestic outlets	ATMs
Western Region	40	35	80
Gdansk Region	18	24	55
Kuyavian Region	12	14	21
Wielkopolski Region	20	33	40
Lower Silesian Region	19	19	53
Silesian Region	12	43	49
Central Region	34	70	65
North-Eastern Region	16	25	31
Mazovian Region	41	102	149
Malopolski Region	20	40	68
South-Eastern Region	64	111	146

Domestic Branches
Other Domestic Outlets
ATMs

Overseas representatives offices

United Kingdom
London

Austria
Wien

Germany
Frankfurt

Regional branches
Burgas
Plovdiv
Stara Zagora

Branches
Aksakov
Aytos
Blagoevgrad
Central Branch
Chirpan
Dobritch
Gabrovo
Galabovo
Gorna Oriahovitsa
Haskovo
Kaloyan
Karnobat
Kardjali
Kiustendil
Lovetch
Malko Tarnovo
Pazardjik
Pernik
Pleven
Primorsko
Razgrad
Rousse
Rousski pametnik - Sofia
Shumen
Slantchev Briag
Sliven
Smolian
Varna
Veliko Tarnovo
Vidin
Vratsa
Yambol
Zlatni Piasati

Agencies
Airport - Burgas
Assenovgrad
Botevgrad
Customs Airport - Sofia
Customs - Kalotina
Customs - Sofia
Customs - Plovdiv
Customs - Svilengrad
Dimitrovgrad
Dupnitsa
Gotse Delchev
Janko Sakazov
Karlovo
Kazanlak
Kneja
Levski
Lom
Maritsa
Nadejda
Nova Zagora
Panagyurishte
Peshtera
Port Burgas
Radnevo
Rodopi
Radopski izvor
Sevlievo
Shipka
Slaviantsi
Sozopol
Sungurlare
Svishtov
Trakia
Troyan
Tsarevo
Velingrad

splitskabanka

Branches
Biograd
Drnis
Imotski
Knin
Korcula
Makarska
Metkovic
Omis
Sinj
Zadar
Zagreb

POĽNOBANKA


Žilina
Pov. Bistrica
Martin
Trenčin
Ružomberok
Liptovsky Mikuláš
Nové mesto n/V
B. Bystrica
Tatranská Lomnica
Kezmarok
Bardejov
Poprad
Levoca
Presov
Spisská Nová Ves
Myjava
Piest'any
Topol'cany
Zvolen
Rožňava
Košice
Michalovce
Malacki
Trnava
Nitra
Bratislava
Galanta
Lučenec
Čierna n.Tisou
Zlaté Klasy
Sal'a
Samorin
Dunajská Streda
Nové Zamky
Komárno
Branch
Sub-Branch
Branch and Sub-Branch

Branch	
Bratislava	2
Dunajska Streda	1
Galanta	1
Komarno	1
Kosice	1
Liptovski Mikulas	1
Lucenec	1
Martin	1
Nitra	1
Nove Zamry	1
Poprad	1
Presov	1
Prievidza	1
Spisska Nova Ves	1
Trnava	1
Zvolen	1
Zilina	1

Sub-Branch	
Banska Bystrica	1
Bardejov	1
Bratislava	6
Cierna nad Tisou	1
Kezrnarok	1
Kosice	1
Levoca	1
Malacki	1
Michalovce	1
Myjava	1
Nitra	1
Nove mesto nad Vahom	1
Piestany	2
Povazska Bystrica	1
Presov	1
Roznava	1
Ruzomberok	1
Saka	1
Samorin	1
Tatranska Lomnica	1
Trencin	2
Trnava	1
Topokcany	1
Zlate Klasy	1

Graphic design and typesetting
Mercurio S.r.l. Studi di promozione pubblicitaria - Milan

Printed by: Bertieri Istituto Grafico - Monza
November 2001

Printed on certified recycled chlorine-free paper.

UniCredito Italiano